As filed with the Securities and Exchange Commission on August 10, 2005

Registration No. 333-126831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTEGRATED DEVICE TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3674	94-2669985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6024 Silver Creek Valley Road

San Jose, California, 95138

(408) 284-8200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James L. Laufman, Esq.

Vice President and General Counsel

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, California, 95138

(408) 284-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Tad J. Freese, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600	Lance C. Balk, Esq. Andrew Nagel, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022 (212) 446-4800	Justine Lien Vice President and Chief Financial Officer Integrated Circuit Systems, Inc. 2435 Boulevard of The Generals Norristown, Pennsylvania 19043 (610) 630-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(5)
Common Stock, $0.001 par value per share(4)	91,277,858	N/A	$905,757,207	$106,607.62

(1)	The number of shares of common stock, par value $0.001 per share, of Integrated Device Technology, Inc. (“IDT”) to be registered has been determined based upon the product of (i) up to 70,213,737 shares of common stock of Integrated Circuit Systems, Inc., par value $0.01 per share, outstanding as of July 19, 2005 and (ii) an exchange ratio equal to 1.3 shares of IDT common stock per shares of ICS common stock as provided for in the merger agreement.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f)(1) and (f)(3) of the Securities Act of 1933. Pursuant to Rule 457(f)(1) and (f)(3), the maximum aggregate offering price is the difference of (a) the product of (i) $20.15, representing the average of the high and low sales price of ICS common stock as reported on the Nasdaq National Market on July 19, 2005, and (ii) up to 70,213,737 shares of ICS common stock to be acquired by IDT pursuant to the merger agreement, minus (b) the aggregate amount of cash paid by IDT in connection with the merger.

(3)	Calculated in accordance with Section 6(b) of the Securities Act and Rule 457(f)(1) promulgated thereunder.

(4)	Associated with the IDT common stock are preferred stock purchase rights which will not be exercisable or be evidenced separately from the common stock prior to the occurrence of certain events.
(5)	The full registration fee of $106,607.62 was paid in connection with the initial filing on July 22, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Integrated Device Technology, Inc. may not sell its securities pursuant to the proposed merger until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION, DATED AUGUST 10, 2005

JOINT PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

NOTICES OF SPECIAL MEETINGS ARE ENCLOSED

To the Stockholders of Integrated Device Technology, Inc. and the Stockholders of Integrated Circuit Systems, Inc.:

Integrated Device Technology, Inc., which we refer to as IDT, and Integrated Circuit Systems, Inc., which we refer to as ICS, have agreed to combine under the terms of a merger agreement. IDT and ICS believe that the merger will allow the combined company to increase its ability to service the requirements of its customers and will provide a platform for growth within the communications, computing, and consumer markets for semiconductor solutions.

If the merger is completed, each share of ICS common stock will be converted into the right to receive $7.25 in cash and 1.3 shares of IDT common stock to be issued by IDT. IDT stockholders will continue to own their existing shares, which will not be converted in the merger. Immediately after the consummation of the merger, the stockholders of IDT immediately before the merger will own approximately 54% of the outstanding IDT common stock in the aggregate and the stockholders of ICS will own approximately 46% of the outstanding IDT common stock in the aggregate. After the merger, IDT common stock will continue to be traded on the Nasdaq National Market under the trading symbol “IDTI.”

The merger cannot be completed unless the IDT stockholders approve the issuance of shares of IDT common stock in the merger. In addition, the merger cannot be completed unless the ICS stockholders adopt the merger agreement. These matters are included in the proposals to be voted on at special meetings of the stockholders of IDT and the stockholders of ICS. Special Meetings of IDT stockholders and ICS stockholders have been scheduled, as set forth in the enclosed Notices of Special Meetings. The obligations of IDT and ICS to complete the merger are also subject to the satisfaction or waiver of several other conditions.

Before voting, you should carefully review all the information contained in the attached joint proxy statement/prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “ RISK FACTORS” BEGINNING ON PAGE 26.

Your vote is very important. Whether or not you expect to attend the applicable special meeting, the details of which are described on the following pages, please complete, date, sign and promptly return the accompanying proxy in the enclosed envelope or submit your voting instructions over the internet or by telephone if that option is available to you.

We strongly support the combination of IDT and ICS and join our respective boards of directors in enthusiastically recommending that you vote in favor of the proposals presented to you for approval.

Gregory S. Lang President and Chief Executive Officer Integrated Device Technology, Inc.	Hock E. Tan President and Chief Executive Officer Integrated Circuit Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of IDT common stock described in this joint proxy statement/prospectus or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August 10, 2005 and is first being mailed to stockholders of IDT and stockholders of ICS on or about August 15, 2005.

INTEGRATED DEVICE TECHNOLOGY, INC.

6024 Silver Creek Valley Road

San Jose, California, 95138

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 15, 2005

To the Stockholders of Integrated Device Technology, Inc.:

NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of INTEGRATED DEVICE TECHNOLOGY, INC., a Delaware corporation, which we refer to as IDT, will be held on September 15, 2005, at 10:30 a.m. local time at 6024 Silver Creek Valley Road, San Jose, California for the following purposes:

(1)    To consider and vote upon a proposal to approve the issuance of IDT common stock pursuant to the Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a wholly-owned subsidiary of IDT, and Integrated Circuit Systems, Inc.

(2)    To approve an amendment to IDT’s 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares.

(3)    To approve the adjournment of the meeting, if necessary, to solicit additional proxies in favor of either of the proposals above.

(4)    To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

These items of business are described in the attached joint proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only IDT stockholders of record at the close of business on August 8, 2005 are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting.

A complete list of IDT stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. We cannot complete the merger unless proposal (1) is approved by a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, assuming a quorum is present. We cannot approve the amendment to IDT’s 2004 Equity Plan to increase the number of shares reserved for issuance thereunder unless proposal (2) is approved by a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, assuming a quorum is present.

All IDT stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or submit your voting instructions by internet or by telephone if that option is available to you. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting. If your shares are held of record by a broker, bank or other nominee, you must instruct it on how to vote your shares, and if you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

The IDT board of directors unanimously recommends that you vote “FOR” each of the proposals (1) and (2), which are described in detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors

Clyde Hosein Vice President, Chief Financial Officer and Secretary

San Jose, California

August 10, 2005

INTEGRATED CIRCUIT SYSTEMS, INC.

2435 Boulevard of The Generals

Norristown, Pennsylvania 19043

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 15, 2005

To the Stockholders of Integrated Circuit Systems, Inc.:

NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of INTEGRATED CIRCUIT SYSTEMS, INC., a Pennsylvania corporation, which we refer to as ICS, will be held on September 15, 2005, at 10:30 a.m. local time at 2435 Boulevard of The Generals, Norristown, Pennsylvania for the following purposes:

(1)	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 15, 2005, by and among Integrated Device Technology, Inc., Colonial Merger Sub I, Inc., a wholly-owned subsidiary of Integrated Device Technology, Inc., and ICS.

(2)	To approve the adjournment of the meeting, if necessary, to solicit additional proxies in favor of the proposal above.

(3)	To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

These items of business are described in the attached joint proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only ICS stockholders of record at the close of business on August 8, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting.

A complete list of ICS stockholders of record entitled to vote at the special meeting will be available for at least ten days before the special meeting and during that meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. The affirmative vote of a majority of the votes cast by ICS stockholders entitled to vote at the special meeting is required to adopt the merger agreement, assuming a quorum is present.

All ICS stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or submit your voting instructions over the internet or by telephone if that option is available to you. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting. If your shares are held of record by a broker, bank or other nominee, you must instruct it on how to vote your shares, and if you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

The ICS board of directors unanimously recommends that you vote “FOR” proposal (1), which is described in detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors

Justine Lien Vice President of Finance, Chief Financial Officer and Secretary

Norristown, Pennsylvania

August 10, 2005

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus “incorporates by reference” important business and financial information about IDT and ICS from documents that are not included in or delivered with this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates the current Annual Reports on Form 10-K of IDT and ICS, certain Quarterly Reports on Form 10-Q of ICS, certain Current Reports on Form 8-K of IDT and ICS, and the description of common stock and preferred stock purchase rights contained in the Form 8-A and Form 8-B filings of IDT and ICS. You may obtain free copies of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Form 8-A and Form 8-B filings of IDT and ICS, and other documents filed with the Securities and Exchange Commission, which we refer to as the SEC, at the SEC’s web site at www.sec.gov. You may also obtain documents incorporated by reference into this joint proxy statement/prospectus, including the Annual Reports on Form 10-K of IDT and ICS, without charge by requesting them in writing or by telephone, from IDT or ICS, at the following addresses and telephone numbers:

Integrated Device Technology, Inc.

Attention: Investor Relations

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 284-8200

Integrated Circuit Systems, Inc.

Attention: Investor Relations

2435 Boulevard of The Generals

Norristown, Pennsylvania 19043

(610) 630-5300

If you would like to request any documents related to IDT, please do so by September 6, 2005 in order to receive them before the IDT special meeting.

If you would like to request any documents related to ICS, please do so by September 6, 2005 in order to receive them before the ICS special meeting.

You may also obtain documents incorporated by reference by IDT in this joint proxy statement/prospectus, including the IDT Annual Report on Form 10-K, and certain other documents that IDT files with the SEC, without charge at IDT’s website at www.idt.com. You may also obtain documents incorporated by reference by ICS in this joint proxy statement/prospectus, including the ICS Annual Report on Form 10-K, and certain other documents that ICS files with the SEC, without charge at ICS’s website at www.icst.com. Information contained on IDT’s and ICS’s websites is not a part of this joint proxy statement/prospectus.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 175.

i

PAGE

Information on IDT’s Web Site	177

Information on ICS’s Web Site	177

Annex A Agreement and Plan of Merger
Annex B Opinion of Morgan Stanley
Annex C Opinion of Lehman Brothers
Annex D Opinion of Piper Jaffray

v

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q:	Why am I receiving this joint proxy statement/prospectus?

A:    IDT and ICS have agreed to a combination of ICS with IDT under the terms of an agreement and plan of merger that is described in this joint proxy statement/prospectus. The agreement and plan of merger is referred to as the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A, which we encourage you to review.

In order to complete the merger, IDT stockholders must vote to approve the issuance of shares of IDT common stock in the merger. IDT stockholders will also be asked to vote to approve an amendment to the IDT 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares. IDT will be unable to grant IDT replacement stock options to certain ICS option holders, as contemplated in the merger agreement, under the IDT 2004 Equity Plan unless IDT stockholders vote to approve the amendment to the IDT 2004 Equity Plan.

In order to complete the merger, ICS stockholders must vote to adopt the merger agreement.

IDT and ICS will hold separate meetings of their stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the proposed merger, the other proposals and the meetings of the respective stockholders of IDT and ICS. You should read it carefully.

Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this joint proxy statement/prospectus and the merger agreement.

Q:	Why are IDT and ICS proposing the merger?

A:    We believe that the combination of the two companies will provide benefits to the business and financial benefits to the stockholders of IDT and the stockholders of ICS by creating a platform for growth in the communications, computing and consumer markets for semiconductor solutions.

To review the reasons for the merger in greater detail, see the sections entitled “IDT Board of Directors’ Reasons for the Merger” and “ICS Board of Directors’ Reasons for the Merger” on pages 59 and 72.

Q:	What will happen in the proposed merger?

A:    As a consequence of the merger, a wholly-owned subsidiary of IDT will succeed to the assets and liabilities of ICS, and stockholders of ICS will become stockholders of IDT. Based on the number of shares of ICS common stock and IDT common stock outstanding as of July 1, 2005 (assuming the exercise of all outstanding IDT and ICS stock options), immediately after the merger, the stockholders of IDT immediately before the merger will own approximately 54% of the outstanding IDT common stock in the aggregate and the stockholders of ICS will own approximately 46% of the outstanding IDT common stock in the aggregate.

Q:	What are the principal risks relating to the proposed merger?

A:    For detailed information on the potential risks of the proposed merger, see the section titled “Risk Factors” on page 26. Some of the risks relating to the proposed merger include the following:

•	The merger may not be consummated which could adversely affect IDT’s and ICS’s business operations.

•	Governmental authorities could seek to block or challenge the merger.

•	Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of IDT and ICS if the merger agreement is terminated in certain circumstances.

•	Some of IDT’s and ICS’s officers and directors have additional interests in the merger that may influence them to support or approve the merger.

•	The issuance of shares of IDT common stock to ICS stockholders in the merger will substantially reduce the percentage interests in the combined company of current IDT stockholders.

•	Following the merger, a majority of the stockholders and directors of the combined company will be current IDT stockholders and directors, which will limit the ability of ICS’s board members and ICS’s stockholders to influence corporate activities of the combined company.

•	The exchange ratio is fixed and will not be adjusted, which means fluctuations in the market price of IDT common stock and ICS common stock could cause ICS stockholders to receive IDT common stock with a value that is different from that of their shares of ICS common stock.

•	If the combined company is not successful in integrating IDT’s and ICS’s organizations, the combined company will not realize the benefits expected to result from the merger.

•	If the combined company does not integrate the businesses of ICS and IDT, it may lose customers or fail to achieve its financial objectives.

•	The combined company will incur significant costs integrating the companies into a single business, which could adversely affect the financial condition and results of operations of the combined company.

•	The business of the combined company could be adversely affected if it is unable to integrate and successfully manage its relationships.

•	Integrating the combining companies may divert management’s attention away from ongoing operations.

•	General uncertainty related to the merger could harm IDT or ICS.

•	The market price of IDT common stock may decline as a result of the merger.

•	The merger could cause ICS or IDT to lose key personnel, which could materially affect the combined company’s business and require the combined company to incur substantial costs to recruit replacements for lost personnel.

•	Charges to operations resulting from the application of the purchase method of accounting may adversely affect the market value of the combined company’s common stock following the merger.

•	The shares of IDT common stock to be received by ICS stockholders as a result of the merger will have different rights from the shares of ICS common stock.

Q:	What will I receive in the proposed merger?

A:    ICS Stockholder

Each share of ICS common stock will be converted into the right to receive $7.25 in cash and one and three-tenths (1.3) of a share of IDT common stock upon consummation of the merger. IDT will make a cash payment to ICS stockholders for any fractional shares of IDT common stock they would otherwise be entitled to receive instead of issuing fractional shares. The number of shares of IDT common stock to be issued for each share of ICS common stock is fixed and will not be adjusted for changes in the values of IDT common stock or ICS common stock. As a result, before the completion of the merger, the value of the IDT common stock that ICS stockholders will receive in the merger will vary as the market price of IDT common stock changes. IDT and ICS encourage IDT stockholders and ICS stockholders to obtain current market quotations for both IDT common stock and ICS common stock.

Example: If an ICS stockholder owns 100 shares of ICS common stock, then as a result of the merger, the ICS stockholder will receive $725.00 in cash and 130 shares of IDT common stock issued by IDT.

A:    IDT Stockholder

After the merger, IDT stockholders will continue to hold the shares of IDT common stock that they owned prior to the merger.

Q:	How will ICS stock options and ICS restricted common stock be affected by the proposed merger?

A:    Immediately prior to the completion of the merger, each outstanding option to purchase one share of ICS common stock, whether vested or not vested or exercisable or not exercisable, will be cancelled. ICS option holders who, prior to such cancellation, held outstanding options with an exercise price per share that is less than the merger consideration (which, solely for this determination and related calculations is based on a five-day average of the closing price of IDT common stock ending on the second trading day prior to the effective time) to be paid for one share of ICS common stock will receive an amount of cash, without interest, equal to the excess of such merger consideration over the exercise price per share of such options. Holders of ICS options with an exercise price per share equal to or in excess of such merger consideration will not receive any cash for such options.

Holders of ICS stock options who continue to be employed by IDT or its subsidiaries following the merger will be granted replacement stock options promptly following the consummation of the merger that are based upon the number of ICS stock options they held prior to the merger. Each such holder of an option to purchase ICS common stock who is a director, officer or employee of IDT or its subsidiaries (including ICS and its subsidiaries) promptly after the merger will receive two grants of options to purchase IDT common stock, as described below. Each IDT stock option will have an exercise price equal to the price of IDT common stock on the date of grant. The first replacement grant of options to purchase IDT common stock will be for the same number of shares of IDT common stock, will be vested to the same extent and will vest according to the same schedule as the replaced ICS stock option and will have a term equal to that in IDT’s standard form of stock option agreement. The second replacement grant of options to purchase IDT common stock will be granted for a number of shares determined by multiplying (a) the number of shares subject to the first replacement grant of IDT stock options by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger), and subtracting (c) the number of shares subject to the first replacement IDT stock option. The second replacement grant of IDT stock options will vest according to the same vesting schedule and have a term equal to that in IDT’s standard form of stock option agreement.

As of the completion of the merger, ICS restricted common stock will vest in full and holders of such ICS restricted common stock will be entitled to receive the merger consideration with respect to each share of ICS restricted common stock.

For more information about how ICS stock options and ICS restricted common stock will be affected by the merger, see the section titled “Treatment of ICS Stock Options and Restricted Common Stock” on page 98.

Q:	What vote is required by IDT stockholders to approve the issuance of IDT common stock in the merger?

A:    The issuance of IDT common stock in the merger must be approved by a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, assuming a quorum is present at the special meeting.

Q:	What vote is required by IDT stockholders to approve the amendment to the IDT 2004 Equity Plan to increase the number of shares reserved for issuance thereunder?

A:    The affirmative vote of a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting is required to approve the amendment to the IDT’s 2004 Equity Plan to increase the number of shares reserved for issuance thereunder, assuming a quorum is present at the special meeting.

Q:	Why is IDT proposing to amend its 2004 Equity Plan?

A:    Under the terms of the merger agreement, holders of options to purchase ICS common stock who continue to be employed by IDT or its subsidiaries following the merger will be granted replacement options to purchase IDT common stock promptly following the consummation of the merger that are based upon the number of options to purchase ICS common stock they held prior to the merger. Moreover, certain ICS personnel have entered into post-merger employment agreements with IDT under which they will receive additional options to purchase IDT common stock.

In order to grant the required replacement options and the options under the post-merger employment agreements under IDT’s 2004 Equity Plan, IDT proposes to amend its 2004 Equity Plan to increase the number of shares authorized for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares. If the amendment to the 2004 Equity Plan is approved, the additional 17,000,000 shares authorized for issuance thereunder will be reserved for issuance only pursuant to options. The additional 17,000,000 shares will not be available for issuance pursuant to non-option “full value” awards under the 2004 Equity Plan.

For a description of the replacement options, see the section entitled “Replacement Option Grants” on page 105. For a description of the post-merger employment agreements, see the section entitled “Post-Merger Employment Contracts with ICS Executives” on page 158.

Q:	Does the IDT board of directors recommend voting in favor of the issuance of IDT common stock in the merger and the amendment of the IDT 2004 Equity Plan?

A:    Yes. After careful consideration, the IDT board of directors determined that the merger and the merger agreement are advisable, fair to, and in the best interests of, IDT and that the amendment of the IDT 2004 Equity Plan is advisable. The IDT board of directors recommends that IDT stockholders vote FOR the issuance of IDT common stock in connection with the merger and FOR the amendment of the IDT 2004 Equity Plan to increase the number of shares reserved for issuance thereunder.

THE MERGER WILL NOT BE COMPLETED UNLESS IDT STOCKHOLDERS APPROVE THE ISSUANCE OF IDT COMMON STOCK IN THE MERGER.

For a description of the factors considered by the IDT board of directors in making its determination, see the section entitled “IDT Board of Directors’ Reasons for the Merger” on page 59.

Q:	What vote is required by ICS stockholders to adopt the merger agreement?

A:    The affirmative vote of a majority of the votes cast by ICS stockholders entitled to vote at the ICS special meeting is required to adopt the merger agreement, assuming a quorum is present at the special meeting.

Q:	Does the ICS board of directors recommend voting in favor of adoption of the merger agreement?

A:    Yes. After careful consideration, the ICS board of directors determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, ICS and its stockholders. The ICS board of directors recommends that ICS stockholders vote FOR adoption of the merger agreement.

THE MERGER WILL NOT BE COMPLETED UNLESS ICS STOCKHOLDERS APPROVE THE ADOPTION OF THE MERGER AGREEMENT.

For a description of the factors considered by the ICS board of directors in making its determination, see the section entitled “ICS Board of Directors’ Reasons for the Merger” on page 72.

Q:	When do you expect to complete the proposed merger?

A:    IDT and ICS are working to complete the merger as quickly as possible. IDT and ICS hope to complete the merger by the end of the third quarter of calendar year 2005. However, we cannot predict the exact timing of the completion of the merger because the merger is subject to several conditions. There may be a substantial period of time between the approval of the respective proposals by IDT stockholders and ICS stockholders at their respective special meetings and the effectiveness of the merger.

For a description of the conditions to completion of the merger, see the section entitled “Conditions to the Completion of the Merger” on page 110.

Q:	What do I need to do now?

A:    IDT and ICS urge you to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of IDT or as a stockholder of ICS. You also may want to review the documents referenced under the section entitled “Where You Can Find More Information” on page 175. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card or submit your voting instructions by internet or by telephone if that option is available to you.

Q:	How do I vote?

A:    If you are a holder of record, you may vote in person at your stockholders’ meeting or by submitting a proxy for your meeting. You can submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to your proxy card and any accompanying instructions or the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the internet or telephone.

Q:	What happens if I do not vote?

A:    IDT Stockholder

If you are an IDT stockholder and you do not submit a proxy card or vote at the IDT special meeting, your shares will not be counted as present for the purpose of determining the presence of a quorum and will have no effect on the approval of the issuance of the shares in the merger or the approval of the amendment of the IDT 2004 Equity Plan to increase the number of shares of IDT common stock reserved for issuance thereunder, if a quorum is otherwise present. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against the approval of the issuance of shares in the merger and amendment of the 2004 Equity Plan. Broker non-votes will have no effect with respect to the approval of the issuance of IDT common stock in the merger or the amendment of the IDT 2004 Equity Plan.

A:    ICS Stockholder

If you are an ICS stockholder and you do not submit a proxy card or vote at the ICS special meeting, your proxy will not be counted as present for the purpose of determining the presence of a quorum, and will have no effect with respect to the adoption of the merger agreement, if a quorum is otherwise present. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will not constitute a vote cast and will have no effect with respect to the adoption of the merger agreement. Broker non-votes will also not constitute a vote cast and will have no effect with respect to the adoption of the merger agreement.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me on the merger proposals?

A:    No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

For a more complete description of voting shares held in “street name,” see the sections entitled “Special meeting of IDT Stockholders” on page 43 and “Special meeting of ICS Stockholders” on page 47.

Q:	Can I change my vote after I have mailed my signed proxy or direction form?

A:    Yes. If you are a record holder, you can change your vote at any time before your proxy is voted at your stockholder meeting by:

•	delivering to the corporate secretary of IDT or ICS, as appropriate, a signed notice of revocation;

•	granting a new, later-dated proxy, which must be signed and delivered to the corporate secretary of IDT or ICS, as appropriate; or

•	attending your stockholder meeting and voting in person; however, your attendance alone will not revoke your proxy.

If your shares are held in “street name” and you have instructed your broker or nominee to vote your shares, you must follow your broker or nominee’s directions in order to change your vote or revoke your proxy.

Q:	Should I send in my stock certificates now?

A:    ICS Stockholder

No. ICS stockholders should not send in their stock certificates now. After the merger is completed, you will be sent written instructions for exchanging your ICS stock certificates for the merger consideration.

A:    IDT Stockholder

No. IDT stockholders should not submit their stock certificates because their shares will not be converted or exchanged in the merger.

Q:	What should I do if I receive more than one set of voting materials?

A:    You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of IDT and a stockholder of ICS, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your IDT and ICS shares.

Q:	As an IDT stockholder, am I being asked to vote on any matter other than the issuance of IDT common stock in the merger, the amendment to the IDT 2004 Equity Plan and the approval of the adjournment of the special meeting to solicit additional proxies if necessary?

A:    No. IDT stockholders are only being asked to vote on the issuance of the IDT common stock in the merger, the amendment to the IDT 2004 Equity Incentive Plan to increase the number of shares of IDT common stock reserved for issuance thereunder and the approval of adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the proposals above.

Q:	As an ICS stockholder, am I being asked to vote on any matter other than the adoption of the merger agreement and the approval of the adjournment of the special meeting to solicit additional proxies if necessary?

A:    No. ICS stockholders are only being asked to vote for adoption of the merger agreement and the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal above.

Q:	Do I need to fill out a special meeting proxy card if I have already filled out and returned a proxy card for the IDT annual meeting?

A:    Yes. The IDT special meeting is separate from the IDT annual meeting and you must fill out proxy cards for both meetings if you wish to vote in both meetings.

IDT stockholders will receive a proxy statement and proxy card for the IDT annual meeting and this joint proxy statement/prospectus and a proxy card for the IDT special meeting. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote by proxy at the IDT annual meeting and IDT special meeting.

YOU MUST COMPLETE, SIGN, DATE AND RETURN THE SEPARATE PROXY CARDS FOR THE IDT ANNUAL MEETING AND THE IDT SPECIAL MEETING IN ORDER TO CAST YOUR VOTE BY PROXY AT EACH MEETING.

Q:	What if I object to the proposed merger? Do I have appraisal rights?

A:    IDT Stockholder

No. If you are an IDT stockholder, under applicable Delaware corporation law you will not have appraisal rights in connection with the issuance of IDT common stock in the merger.

A:    ICS Stockholder

No. If you are an ICS stockholder, under applicable Pennsylvania corporation law you will not have appraisal rights in connection with merger.

Q:	What are the United States federal income tax consequences of the merger?

A:    It is generally expected that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the consummation of the merger is conditioned on the receipt by each of IDT and ICS of opinions from their respective counsel to the effect that the merger will so qualify. Assuming that the merger qualifies as a reorganization under the Internal Revenue Code, then, in general, an ICS stockholder:

•	will recognize gain (but not loss) with respect to its ICS common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of IDT common stock); and

•	will recognize gain (or loss) to the extent any cash received in lieu of a fractional share of IDT common stock exceeds (or is less than) the basis of such fractional share.

No gain or loss will be recognized by IDT, ICS or the IDT stockholders as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to an ICS stockholder will depend on the facts of each stockholder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material U.S. Federal Income Tax Consequences” beginning on page 93. ICS stockholders are also urged to consult their tax advisors for a full understanding of the tax consequences of the merger.

Q:	Whom should I call with questions about the merger?

A:    If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

IDT stockholders:	ICS stockholders:

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, California 95138 (408) 284-8200 Attn: Investor Relations	Integrated Circuit Systems, Inc. 2435 Boulevard of The Generals Norristown, Pennsylvania 19043 (610) 630-5300 Attn: Investor Relations

or MacKenzie Partners, Inc. 156 Fifth Avenue New York City, New York 10010 (800) 322-2885	or MacKenzie Partners, Inc. 156 Fifth Avenue New York City, New York 10010 (800) 322-2885

You may also obtain additional information about IDT and ICS from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” on page 175.

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including the agreement and plan of merger attached as Annex A to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus, the opinion of Morgan Stanley & Co. Incorporated attached as Annex B to this joint proxy statement/prospectus, the opinion of Lehman Brothers Inc. attached as Annex C to this joint proxy statement/prospectus, the opinion of Piper Jaffray & Co. attached as Annex D to this joint proxy statement/prospectus and the other documents to which IDT and ICS refer. In addition, IDT and ICS incorporate by reference into this joint proxy statement/prospectus important business and financial information about IDT and ICS. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 175. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

Integrated Device Technology, Inc.

Colonial Merger Sub I, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 284-8200

IDT designs, develops, manufactures and markets a broad range of high-performance semiconductor solutions for the advanced communications and computing industries. Within communications, target markets include: core, metro, access, enterprise, small office/home office (SOHO), data center and wireless. IDT’s computing devices are designed specifically for PC and server applications.

IDT provides vital semiconductor solutions to accelerate innovation so IDT customers can create and capitalize on higher value networks. IDT does this by developing detailed systems-level knowledge and applying its expertise in timing, logic, memory and switching to develop solutions to enable our customers to accelerate their design cycles while preserving their opportunities for differential innovation.

IDT markets products on a worldwide basis primarily to original equipment manufacturers, or OEMs, through a variety of channels, including a direct sales force, distributors, electronic manufacturing suppliers, or EMSs, and independent sales representatives.

Colonial Merger Sub I, Inc. is a Pennsylvania corporation and a wholly-owned subsidiary of IDT. Colonial Merger Sub I, Inc. was organized solely for the purpose of entering into the merger agreement with ICS and completing the merger. It has not conducted any business operations.

Integrated Circuit Systems, Inc.

2435 Boulevard of The Generals

Norristown, Pennsylvania 19043

(610) 630-5300

ICS designs, develops and markets silicon timing devices that emit timing signals used to sequence and synchronize electronic operations to ensure that information is interpreted at the correct time and speed. Its silicon timing devices are used in computing systems, such as PCs, workstations, disk drives and printers, as well as in a wide range of digital consumer products, such as digital set-top boxes, HDTVs, digital audio and imaging products and video game consoles. Increasingly, ICS’s silicon timing devices are also being used in products within the communications infrastructure industry, including Internet backbone, access and networking equipment, such as optical switches, routers, cable and DSL modems, servers and storage area networks. Additionally, ICS now offers surface acoustic wave technology to develop high performance products for optical networking and wireless infrastructure markets.

ICS markets its products through a direct sales force that manages a worldwide network of independent sales representatives, international stocking representatives and distributors. ICS directs its sales efforts through offices in Norristown, Pennsylvania; San Jose, California; Worcester, Massachusetts; Taipei, Taiwan; Yokohama, Japan; Kyungki-Do, Korea and Europe.

The Merger (see page 51)

If the merger is completed, ICS will merge with and into Colonial Merger Sub I, Inc., a newly formed, wholly-owned subsidiary of IDT, with Colonial Merger Sub I, Inc. surviving as a wholly-owned subsidiary of IDT, and ICS stockholders will be entitled to receive cash and IDT common stock issued by IDT. After the merger, the corporate existence of ICS will cease.

IDT and ICS have attached the merger agreement, which is the legal document that governs the merger, as Annex A to this joint proxy statement/prospectus. IDT and ICS encourage you to read the merger agreement carefully.

Our Recommendations to Stockholders; Reasons for the Merger (see pages 59 and 72)

To IDT Stockholders:

The IDT board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interest of IDT and unanimously recommends that IDT stockholders vote FOR the issuance of IDT common stock pursuant to the merger agreement. The IDT board of directors also unanimously recommends that IDT stockholders vote FOR the proposal to approve an amendment to the IDT 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder.

For the factors considered by the IDT board of directors in reaching its decision to approve and adopt the merger agreement and merger, see “The Merger—IDT Board of Directors’ Reasons for the Merger” on page 59.

To ICS Stockholders:

The ICS board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interest of ICS and its stockholders and unanimously recommends that ICS stockholders vote FOR the adoption of the merger agreement.

For the factors considered by the ICS board of directors in reaching its decision to approve and adopt the merger agreement and merger, see “The Merger—ICS Board of Directors’ Reasons for the Merger” on page 72.

Opinion of IDT’s Financial Advisor (see page 62)

In connection with the proposed merger, the IDT board of directors considered the written opinion of IDT’s financial advisor, Morgan Stanley & Co. Incorporated. The IDT board of directors received a written opinion from Morgan Stanley to the effect that, as of June 15, 2005, and based upon and subject to the various assumptions and limitations described in its opinion, the merger consideration of $7.25 in cash and 1.3 shares of IDT common stock for each issued and outstanding share of ICS common stock was fair, from a financial point of view, to IDT. The full text of Morgan Stanley’s written opinion, dated June 15, 2005, is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Morgan Stanley’s opinion is addressed to the IDT board of directors and is one of many factors considered by the IDT board of directors in deciding to approve the merger. It does not constitute a recommendation to any stockholder as to how such stockholder should vote or take any other action relating to the merger. Morgan Stanley has consented to the inclusion of and references to its opinion in this joint proxy statement/prospectus, which consent is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

Opinion of ICS’s Financial Advisors (see page 75)

In connection with the proposed merger, ICS’s financial advisors, Lehman Brothers Inc. and Piper Jaffray & Co., each delivered a written opinion to the ICS board of directors to the effect that, as of June 15, 2005, and based upon and subject to the various considerations set forth in each opinion, the merger consideration of $7.25 in cash and 1.3 shares of IDT common stock for each issued and outstanding share of ICS common stock was fair, from a financial point of view, to the stockholders of ICS. The full text of Lehman Brothers’ written opinion, dated as of June 15, 2005, is attached to this joint proxy statement/prospectus as Annex C, and the full text of Piper Jaffray’s written opinion, dated as of June 15, 2005, is attached to this joint proxy statement/prospectus as Annex D. We encourage you to read both opinions carefully in their entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Lehman Brothers’ opinion and Piper Jaffray’s opinion are each addressed to the ICS board of directors and are each one of many factors considered by the ICS board of directors in deciding to approve the merger. Lehman Brothers’ opinion and Piper Jaffray’s opinion do not constitute recommendations to any stockholder as to any matters relating to the merger. Lehman Brothers and Piper Jaffray have each consented to the inclusion of, and references to, their respective opinions in this joint proxy statement/prospectus, which consents are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Treatment of ICS Stock Options and Restricted Common Stock (see page 98)

In connection with the merger, each outstanding option to purchase ICS common stock, whether vested or not vested or exercisable or not exercisable, will be cancelled. Holders of outstanding ICS options, whether or not vested or exercisable, with an exercise price per share that is less than $7.25 plus the product of 1.3 times the average closing price of IDT common stock for the five trading days ending on the second trading day prior to the effective time of the merger will receive an amount of cash per share, without interest, equal to the excess of such aggregate value over the per share exercise price of such options. Holders of options to purchase ICS common stock with an exercise price equal to or in excess of such aggregate value will not receive any cash for such options.

As of the effective time of the merger, each outstanding share of ICS restricted common stock will become fully vested and the holders of such shares of ICS restricted common stock will receive $7.25 in cash and 1.3 shares of IDT common stock for each share of ICS restricted common stock held.

Replacement Option Grants (see page 105)

Promptly following the effective time of the merger, IDT will grant two replacement grants of IDT stock options to holders of ICS stock options who continue to be employed by IDT or its subsidiaries following the effective time of the merger. The first replacement grant of stock options will be granted for the same number of shares of IDT common stock, and will be vested to the same extent and vest according to the same vesting schedule as such ICS option holder’s replaced ICS stock option and will have a term equal to that in IDT’s standard form of stock option agreement. The second replacement grant of stock options will be granted for a number of shares determined by multiplying (a) the number of shares of ICS common stock subject to the first replacement grant by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger), and subtracting (c) the number of shares subject to the first replacement grant. The second replacement grant will vest according to the same vesting schedule and have a term equal to that in IDT’s standard form of stock option agreement.

Special Meetings of IDT Stockholders and ICS Stockholders (see pages 43 and 47)

The obligations of IDT and ICS to call, hold and convene the respective stockholders’ meetings in order to obtain the required approval of their stockholders in relation to the merger are not limited or affected by the commencement, disclosure, announcement or submission of another acquisition proposal or a permitted change of recommendation by the applicable board of directors, unless a party has elected to terminate the merger agreement in connection with a change of recommendation. Neither party will submit another acquisition proposal for approval by its stockholders, or publicly propose to do so, except in limited circumstances following receipt by either party of a superior proposal by a third party, as described further in the section entitled “No Solicitation” on page 108.

Quorum and Vote of IDT Stockholders

A quorum of IDT stockholders is necessary to hold a valid meeting. A quorum will be present at the IDT special meeting if a majority of the shares entitled to vote on a particular matter to be addressed at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

To be approved, the issuance of shares of IDT common stock in the merger must receive a “FOR” vote from a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, either in person or by proxy, assuming a quorum is present at the special meeting. Abstentions will be considered present for the purposes of establishing a quorum and will count as a vote “AGAINST” the issuance of shares of IDT common stock in the merger. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect with respect to the issuance of shares of IDT common stock in the merger.

THE MERGER WILL NOT BE COMPLETED UNLESS IDT STOCKHOLDERS APPROVE THE ISSUANCE OF THE SHARES OF IDT COMMON STOCK IN THE MERGER

To be approved, the amendment to the IDT 2004 Equity Plan to increase the number of shares reserved for issuance thereunder must receive a “FOR” vote from a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, either in person or by proxy, assuming a quorum is present at the special meeting. Abstentions will be considered present for the purposes of establishing a quorum and will count as a vote “AGAINST” the amendment to the IDT 2004 Equity Plan. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect with respect to the amendment to the IDT 2004 Equity Plan.

Quorum and Vote of ICS Stockholders

A quorum of ICS stockholders is necessary to hold a valid meeting. A quorum will be present at the ICS special meeting if stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast on a particular matter to be acted upon at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The affirmative vote of a majority of the votes cast by ICS stockholders entitled to vote at the ICS special meeting is required to adopt the merger agreement, assuming a quorum is present at the special meeting. Abstentions and broker non-votes will not constitute votes cast and, therefore, will have no effect with respect to the adoption of the merger agreement.

THE MERGER WILL NOT BE COMPLETED UNLESS ICS STOCKHOLDERS ADOPT THE MERGER AGREEMENT

Restrictions on Alternative Transactions (see page 108)

The merger agreement contains detailed provisions prohibiting IDT or ICS, as well as their officers, directors, employees, subsidiaries and representatives, from taking any action to solicit a competing acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that under limited circumstances, IDT or ICS, upon receipt of an unsolicited acquisition proposal from a third party, may furnish nonpublic information to that third party and enter into discussions with that third party. The circumstances under which IDT or ICS may furnish nonpublic information to a third party or enter into discussions with that party are limited to unsolicited acquisition proposals where the receiving party’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to furnish such nonpublic information or enter into discussions with that party would reasonably be expected to result in a breach of its fiduciary obligations to its respective stockholders under applicable law.

If either IDT or ICS receives a superior unsolicited acquisition proposal from a third party and the board of directors of the receiving party concludes in good faith, based at least in part on the advice of its outside legal counsel, that in light of such unsolicited acquisition proposal, the failure of such board of directors to withdraw or adversely change its recommendation to its stockholders regarding the merger would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders under applicable law, then the board of directors of the receiving party may withhold, withdraw or change its recommendation relating to the merger or recommend or adopt the superior unsolicited acquisition proposal. In order for the board of directors of the party receiving the superior unsolicited acquisition proposal to withhold, withdraw or change its recommendation or recommend or adopt the superior unsolicited acquisition proposal, (i) the superior unsolicited acquisition proposal must not have been withdrawn, (ii) the IDT or ICS special meeting must not have occurred, (iii) such party’s board of directors must conclude in good faith that failure to take such action would be reasonably expected to result in a breach of such board of directors’ fiduciary obligations to its stockholders, (iv) such party must have provided five days’ written notice that it intends to take any such action and (v) if requested by the other party, such party negotiated in good faith to revise the merger agreement such that the unsolicited acquisition proposal would no longer constitute a superior proposal.

Conditions to the Completion of the Merger (see page 110)

IDT’s and ICS’s obligations to complete the merger are subject to satisfaction or waiver of several closing conditions, including the following:

Closing Conditions of both IDT and ICS:

•	approval by IDT’s stockholders of the issuance of IDT common stock in the merger;

•	adoption by ICS’s stockholders of the merger agreement;

•	the absence of any law or order preventing or prohibiting consummation of the merger;

•	the declaration by the SEC of the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, under the Securities Act of 1933;

•	the receipt of all material consents, approvals and authorizations of government entities required to consummate the merger;

•	the expiration or termination of the waiting period, if any, applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act and the satisfaction of applicable foreign antitrust requirements;

•	the approval of the listing of the shares of IDT common stock to be issued in the merger on the Nasdaq National Market;

•	the receipt by IDT of an opinion from Latham & Watkins LLP regarding tax matters; and

•	the receipt by ICS of an opinion from Kirkland & Ellis LLP regarding tax matters.

Each of the closing conditions can, to the extent legally permissible, be waived by written mutual consent of IDT and ICS, except those requiring approval by the IDT stockholders and ICS stockholders which are described in the first two bullet points listed above and except that the tax opinions described in the last two bullet points listed above cannot be waived after ICS and IDT obtain the necessary stockholder approvals in connection with the merger.

Additional Closing Conditions of ICS:

•	the accuracy of the representations and warranties and compliance with the agreements and covenants in the merger agreement by IDT;

•	the absence of a material adverse effect on IDT;

•	the occurrence of all actions necessary such that, as of the consummation of the merger, the authorized size of the IDT board of directors will be nine members, of which four members will be designated by ICS, the bylaws of IDT will have been amended and Hock Tan, the current President and Chief Executive Officer of ICS, will have been appointed as chairman of the IDT board of directors; and

•	the receipt by ICS of audited financial statements of IDT, which financial statements will satisfy certain conditions, including, but not limited to, the absence or remediation of, or in certain circumstances the existence of an approved plan to remediate, any material weaknesses in IDT’s internal control over financial reporting, as described further in the merger agreement.

These closing conditions are waivable, to the extent legally permissible, in writing, by ICS.

Additional Closing Conditions of IDT:

•	the accuracy of the representations and warranties and compliance with the agreements and covenants in the merger agreement by ICS;

•	the absence of a material adverse effect on ICS;

•	the absence of an expressed intention by Hock Tan that he does not intend to comply with the terms of the post-merger employment agreements he has entered into with IDT;

•	the absence of an expressed intention by more than three of the ten ICS employees that have entered into post-merger employment agreements with IDT that such employees do not intend to comply with the terms of such employment agreements; and

•	the receipt by IDT of audited financial statements of ICS, which financial statements satisfy certain conditions, including, but not limited to, the absence or remediation of, or in certain circumstances the existence of an approved plan to remediate, any material weakness in ICS’s internal control over financial reporting, as described further in the merger agreement.

These closing conditions are waivable, to the extent legally permissible, in writing, by IDT.

Termination of the Merger Agreement (see page 112)

IDT and ICS have the right to terminate the merger agreement before the merger is completed in the following circumstances:

•	by mutual written consent;

•	by either IDT or ICS, if the merger has not been completed by January 15, 2006 (or March 16, 2006, if as of January 15, 2006, the only unsatisfied condition to completing the merger is the termination or expiration of any applicable U.S. or foreign antitrust waiting periods), provided that the termination right is not available to a party who causes the merger not to become effective through a breach of the merger agreement;

•	by either IDT or ICS, if any governmental entity issues a final and nonappealable order or takes any other action that permanently restrains, enjoins or otherwise prohibits completion of the merger;

•	by either IDT or ICS if the board of directors of the non-terminating party has withheld, withdrawn or changed its recommendation to its respective stockholders regarding the merger;

•	by either IDT or ICS if the board of directors of the terminating party has withheld, withdrawn or changed its recommendation to its respective stockholders regarding the merger and complied with all applicable provisions of the merger agreement, including, but not limited to, payment of the applicable termination fee described below;

•	by either IDT or ICS, if the other party is in breach of any representation, warranty, covenant or other agreement in the merger agreement, and such breach (i) prevents the representations or warranties of IDT or ICS from being true and correct as of the effective time of the merger, except where such failure would not result in a material adverse effect, and (ii) can not be cured by the time provided in the merger agreement;

•	by either IDT or ICS, if the stockholders of IDT have not approved the issuance of IDT common stock in connection with the merger, or if the stockholders of ICS have not approved the adoption of the merger agreement, at their respective stockholders’ meeting;

•	by ICS if the average closing price of IDT common stock (determined using a 20 trading day average) is less than $8.71; or

•	by IDT if the average closing price of IDT common stock (determined using a 20 trading day average) is more than $16.17.

Termination Fees and Expenses (see page 113)

Each of ICS and IDT must pay the non-terminating party a termination fee of $40.0 million if the merger agreement is terminated by the other party for any one of the following reasons:

•	if the board of directors of the other party has withheld, withdrawn or changed its recommendation to its stockholders regarding the merger;

•	if (i) the other party breaches its obligations with respect to its special meeting, or such party’s stockholders do not adopt the merger agreement or approve the share issuance, as applicable, (ii) an acquisition proposal with respect to such party other than this merger has been publicly announced and not withdrawn prior to the termination of the merger agreement and (iii) within one year after the termination of the merger agreement an acquisition of such party is agreed to or is completed; or

•

if (i) the merger has not been completed by January 15, 2006 (or March 15, 2006, if as of January 15, 2006, the only unsatisfied condition to completing the merger is the termination or expiration of any applicable U.S. or foreign antitrust waiting periods), (ii) an acquisition proposal with respect to the other party other than this merger has been publicly announced and not withdrawn prior to the termination of the merger agreement, (iii) such party intentionally breached any of its covenants or agreements in any material respect and (iv) within one year after the termination of the merger agreement an acquisition of such party is agreed to or is completed.

If either IDT or ICS terminate the merger agreement because of a breach of a representation, warranty or covenant of the other party, and such breach (i) prevents the representations or warranties of such other party from being true and correct as of the effective time of the merger, except where such failure would not result in a material adverse effect, and (ii) is not cured by the time provided in the merger agreement, then the breaching party will pay to the non-breaching party all reasonable out-of-pocket expenses related to the merger, up to $1,000,000.

Changes to Corporate Governance of IDT Following the Merger (see page 100)

Prior to the completion of the merger, IDT will use its best efforts to increase the size of its board of directors to nine members. IDT will designate five of the directors who will serve on the IDT board of directors as of the effective time of the merger. ICS will designate four of the directors who will serve on the IDT board of directors as of the effective time of the merger. The chairman of the IDT board of directors as of the effective time of the merger will be Hock E. Tan, the current President and Chief Executive Officer of ICS.

IDT will also exercise its best efforts to amend its bylaws before completion of the merger to provide that: until 2007, the board of directors will include at least five directors designated by IDT and at least four directors designated by ICS; until 2008, the board of directors will include at least four directors designated by IDT and at least three directors designated by ICS; until 2009, the board of directors will include at least three directors designated by IDT and at least two directors designated by ICS; and until 2010, the board of directors will include at least two directors designated by IDT.

Additional Interests of Directors, Officers and Affiliates of ICS and IDT (see page 96)

When considering the recommendation of IDT’s and ICS’s boards of directors, you should be aware that some of the directors and executive officers of each company have interests in the transaction that are different from, or are in addition to, yours. These interests include the following:

•	IDT will indemnify each present and former ICS officer and director against liabilities arising out of that person’s services as an ICS officer or director, and IDT will maintain directors’ and officers’ liability insurance to cover former ICS directors and officers for the next 6 years, subject to certain limitations.

•	Following the completion of the merger, IDT will grant options to purchase IDT common stock to replace any cancelled ICS stock options held by any ICS option holder who will be a director, officer or employee of IDT immediately following the merger. In addition, certain ICS officers and employees will be granted additional options to purchase IDT common stock pursuant to the terms of their post-merger employment agreements with IDT.

•	It is anticipated that the total number of shares of IDT common stock outstanding along with the trading volume of IDT common stock will increase following the transaction, which may facilitate the sale of an increased number of shares under Rule 144 of the Securities Act for certain affiliates of both IDT and ICS upon consummation of the merger.

•	Hock E. Tan, Lewis C. Eggebrecht, John D. Howard and Nam P. Suh, Ph.D., who are current directors of ICS, will become directors of IDT upon consummation of the merger, and Hock E. Tan will become Chairman of the IDT board of directors upon consummation of the merger.

•	Certain executive officers of ICS will become directors, officers, employees or consultants of IDT after the transaction, including Dinh Bui, who will serve as IDT’s Vice President, Frequency Timing Group, Randall Frederick, who will serve as IDT’s Vice President of Video, and Hock Tan, who will serve as Chairman of the IDT board of directors.

•	Dinh Bui, Randall Frederick and Hock Tan have executed post-merger employment agreements with IDT, effective as of the completion of the merger, which employment agreements provide for cash compensation, a target bonus amount, an additional grant of options to purchase IDT common stock and certain severance benefits in the event such individual is terminated without cause or resigns for good reason within the term of each of their respective agreements. Certain other ICS employees who are not executive officers have also executed post-merger employment agreements with IDT, which are effective as of the completion of the merger.

•	To the extent that executive officers and directors of ICS are holders of ICS common stock, restricted common stock or outstanding stock options (whether or not vested or exercisable), they will receive the merger consideration provided for in the merger agreement.

•	ICS intends to pay Justine Lien, ICS’s Vice President of Finance and Chief Financial Officer, twelve months of severance and medical benefits following the termination of her employment following the merger and to pay her a bonus equal to $50,000 upon consummation of the merger.

The boards of directors of each of IDT and ICS took into account these interests in considering the fairness of the transaction to the IDT stockholders and ICS stockholders, as applicable.

For more information about the interests of directors, officers and affiliates of IDT and ICS, see the section titled “Additional Interests of Directors, Officers and Affiliates” on page 96.

Material U.S. Federal Income Tax Consequences of the Merger (see page 93)

It is generally expected that the merger will qualify as a reorganization within the meaning of the Internal Revenue Code. The consummation of the merger is conditioned on the receipt by each of IDT and ICS of opinions from their respective counsel to the effect that the merger will so qualify. Neither IDT nor ICS may waive these conditions to the merger after its respective stockholders have approved the share issuance or adopted the merger agreement, as applicable, unless further approval from its stockholders is obtained with appropriate disclosure. Assuming that the merger qualifies as a reorganization under the Internal Revenue Code, then, in general, an ICS stockholder:

•	will recognize gain (but not loss) with respect to its ICS common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of IDT common stock); and

•	will recognize gain (or loss) to the extent any cash received in lieu of a fractional share of IDT common stock exceeds (or is less than) the basis of such fractional share.

No gain or loss will be recognized by IDT, ICS or the IDT stockholders as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to an ICS stockholder will depend on the facts of each stockholder’s own situation. For a description of the material United States federal income tax consequences of the merger, please see the information set forth in “Material U.S. Federal Income Tax Consequences” beginning on page 93. ICS stockholders are also urged to consult their tax advisors for a full understanding of the tax consequences of the merger.

Risk Factors (see page 26)

In evaluating the merger agreement, the principal terms of the merger or the issuance of IDT common stock in the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” on page 26, including the risk factors listed in the Annual Reports on Form 10-K of ICS and IDT for the fiscal years ended April 3, 2005 and July 3, 2004, respectively.

Ability to Sell IDT Stock (see page 96)

All shares of IDT common stock received by ICS stockholders in connection with the merger will be freely transferable. However, shares of IDT common stock received by affiliates of ICS at the time the merger is submitted to ICS stockholders for their vote may only be sold pursuant to Rule 145 of the Securities Act (which restricts the volume of securities that can be sold) or pursuant to a registration statement or exemption from the registration requirements of the Securities Act.

Comparative Market Price Information (see page 23)

IDT common stock is listed on the Nasdaq National Market under the trading symbol “IDTI.” On June 15, 2005, the last full trading day prior to the public announcement of the agreement and plan of merger, IDT common stock closed at $12.53 per share. On July 19, 2005, IDT common stock closed at $10.17 per share, which value was used for several items in the pro forma financial statements included below. On August 9, 2005, the most recent date practicable prior to the mailing of this joint proxy statement/prospectus, IDT common stock closed at $11.15 per share.

ICS’s common stock is listed on the Nasdaq National Market under the trading symbol “ICST.” On June 15, 2005, the last full trading day prior to the public announcement of the agreement and plan of merger, ICS common stock closed at $19.74 per share. On July 19, 2005, ICS common stock closed at $20.12 per share, which value was used for several items in the pro forma financial statements included below. On August 9, 2005, the most recent date practicable prior to the mailing of this joint proxy statement/prospectus, ICS common stock closed at $21.57 per share.

Stockholders of IDT and stockholders of ICS should obtain current market quotations.

Regulatory Approval (see page 95)

The merger is subject to review by the Department of Justice and the U.S. Federal Trade Commission, or FTC, under the Hart-Scott-Rodino Antitrust Improvements Act. IDT and ICS filed notification reports, together with requests for early termination of the waiting period on July 1, 2005. IDT voluntarily withdrew and refiled its notification report on July 22, 2005. On August 4, 2005, the Department of Justice and the FTC granted IDT’s and ICS’s request for early termination of the waiting period. For more information about these regulatory approvals, see the section titled “Regulatory Matters; Hart-Scott-Rodino Act and Antitrust” on page 95.

Appraisal Rights

Under Delaware corporation law, the stockholders of IDT do not have appraisal rights in connection with the merger.

Under Pennsylvania corporation law, the stockholders of ICS do not have appraisal rights in connection with the merger.

Comparison of Stockholder Rights (see page 117)

The rights of ICS stockholders as stockholders of IDT after the merger will be governed by IDT’s certificate of incorporation and bylaws. IDT stockholder rights differ from the rights of ICS stockholders under ICS’s articles of incorporation and bylaws. See the section entitled “Comparison of Stockholder Rights and Corporate Governance Matters” on page 117.

Voting Agreements

ICS has entered into stockholder voting agreements with each of the executive officers and directors of IDT, pursuant to which these executive officers and directors have agreed to vote all of the outstanding shares of IDT common stock owned by them in favor of the proposals relating to the merger agreement and the merger and against competing transactions. As of August 8, 2005, the IDT executive officers and directors owned 57,325 outstanding shares of IDT common stock, representing less than 1.0% of the outstanding shares of IDT common stock on that date.

IDT has entered into stockholder voting agreements with the executive officers and directors of ICS, pursuant to which these executive officers and directors have agreed to vote all of the outstanding shares of ICS common stock owned by them in favor of the proposals relating to the merger agreement and the merger and against competing transactions. As of August 8, 2005, the ICS executive officers and directors owned 232,319 outstanding shares of ICS common stock that are covered by these voting agreements representing less than 1.0% of the outstanding shares of ICS common stock on that date.

SELECTED SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following tables present selected summary historical financial data, summary unaudited pro forma combined financial data, comparative per share data and market price and dividend data for IDT and ICS.

Selected Summary Historical Financial Data of IDT

The following tables present selected historical financial data for IDT. The following data for each of IDT’s 2005, 2004, 2003, 2002 and 2001 fiscal years have been derived from IDT’s audited consolidated financial statements.

You should read the following information together with IDT’s consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IDT’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended April 3, 2005, which is incorporated by reference into this joint proxy statement/prospectus.

Statements of Operations Data

	Fiscal Year Ended
	April 3, 2005(1)	March 28, 2004(2)	March 30, 2003(3)	March 31, 2002(4)	April 1, 2001
	(in thousands, except per share data)
Revenues	$390,640	$345,443	$343,878	$379,817	$991,789
Restructuring, asset impairment and other	1,380	—	115,370	24,742	—
Research and development expenses	103,729	98,535	129,108	129,146	128,749
Gains (losses) on equity investments, net	(12,831)	3,151	(6,557)	36,160	86,994
Net income (loss)	13,333	6,396	(277,896)	(46,192)	415,203
Basic net income (loss) per share	$0.13	$0.06	$(2.68)	$(0.44)	$3.99
Diluted net income (loss) per share	0.12	0.06	(2.68)	(0.44)	3.76
Shares used in computing net income (loss) per share:
Basic	105,825	104,607	103,520	104,560	104,042
Diluted	108,204	108,526	103,520	104,560	110,287

Balance Sheets and Other Data

	April 3, 2005	March 28, 2004	March 30, 2003	March 31, 2002	April 1, 2001
	(in thousands, except employee data)
Cash, cash equivalents and investments(5)	$581,233	$608,214	$552,722	$668,904	$821,092
Total assets	902,140	905,553	881,312	1,225,819	1,460,912
Other long-term obligations	15,599	15,651	23,775	51,221	66,529
Stockholders’ equity	$787,116	$784,224	$758,692	$1,054,709	$1,139,897
Number of employees	2,955	3,150	3,090	3,690	4,970

(1)	Includes restructuring charges of $6.9 million of which $3.2 million, $1.4 million, and $2.3 million were classified as cost of revenues, R&D and SG&A respectively. IDT also recorded a $0.7 million impairment of existing technology related to Newave. In addition, IDT recorded credits to asset impairment related to the sale of land and equipment from its Salinas facility of $2.5 million.

(2)	Includes restructuring charges of $1.5 million of which $0.5 million and $1.0 million were classified as R&D and SG&A respectively.

(3)	Includes restructuring and asset impairment charges of $127.2 million of which $115.4 million, $9.4 million and $2.4 million were classified as cost of revenues, R&D and SG&A respectively. IDT also recorded a valuation allowance against 100% of its net deferred tax assets in 2003.

(4)	Includes restructuring and asset impairment charges of $26.0 million of which $24.7 million, $0.6 million and $0.7 million were classified as cost of revenues, R&D and SG&A respectively.

(5)	Cash, cash equivalents and investments exclude equity investments.

Selected Summary Historical Financial Data of ICS

The following table sets forth selected historical financial data for ICS. The following data for each of ICS’s 2004, 2003, 2002, 2001 and 2000 fiscal years have been derived from ICS’s audited consolidated financial statements. The data at and for the period ended April 2, 2005 have been derived from ICS’s unaudited consolidated financial statements contained in ICS’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005, which is incorporated by reference into this joint proxy statement/ prospectus.

You should read the following information together with ICS’s consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in ICS’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended July 3, 2004 and ICS’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005, which are incorporated by reference into this joint proxy statement/prospectus. A copy of ICS’s most recent Annual Report on Form 10-K has been included in the mailing of this joint proxy statement/prospectus for your convenience.

Five-Year Summary

	Year Ended					Nine Months Ended (unaudited)
	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000	April 2, 2005	March 27, 2004
	(In thousands, except for per share data)
Consolidated Statement of Operations Data:
Revenue	$272,140	$241,762	$182,654	$188,298	$165,521	$184,848	$202,644
Gross margin	163,376	144,097	106,350	116,301	99,398	108,990	121,356
Research and development	40,352	35,006	29,239	28,301	24,848	29,556	29,748
Special charges(1)	—	—	2,900	—	—	7,051	—
Operating income	84,775	70,053	41,058	66,194	50,946	40,094	63,072
Net income(2)	$78,515	$61,076	$37,778	$56,458	$14,732	$37,136	$54,478
Basic income per share(3)	$1.12	$0.90	$0.57	$0.87	$0.37	$0.53	$0.77
Diluted income per share(3)	$1.08	$0.87	$0.54	$0.81	$0.30	$0.52	$0.75
Weighted average shares outstanding (basic)(3)	70,358	67,898	66,500	64,837	39,843	70,242	70,398
Weighted average shares outstanding (diluted)(3)	72,578	70,564	70,192	69,573	49,871	71,206	72,817

	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000	April 2, 2005	March 27, 2004
Consolidated Balance Sheet Data:
Working capital	$260,283	$168,687	$129,063	$128,036	$56,094	$136,678	$244,044
Total assets	377,596	315,148	276,392	154,117	100,485	399,870	353,474
Long-term debt, less current portion(4)	—	—	28,514	280	835	—	—
Stockholders’ equity(4)	336,225	270,823	183,971	139,053	68,920	366,290	315,239
# of fiscal weeks	53	52	52	52	52	39	39

(1)	On January 4, 2002, ICS acquired Micro Networks Corporation. The acquisition resulted in a charge of $2.9 million related to the write-off of in-process research and development costs. On August 4, 2004, ICS acquired assets and formed the Video business unit, which provides us with the technology and the capability to develop a family of high performance mixed signal products for the high definition and digital video/imaging market. Some of the assets had a short useful life and resulted in $7.1 million of amortization expense in fiscal year 2005.

(2)	Fiscal year ending July 1, 2000 includes a charge of $26.9 million relating to (a) prepayment penalty, totaling $15.4 million, associated with the repurchase of the aggregate outstanding principal amount of ICS’s senior subordinated notes, (b) the elimination of deferred financing costs, totaling $11.7 million associated with the repayment of ICS’s senior subordinated notes and senior credit facility, (c) purchase of $2.0 million of ICS’s senior subordinated notes below par in September 1999, resulting in a gain of $36,000 net of income taxes and (d) purchase of $5.0 million of ICS’s senior subordinated notes below par in November 1999 resulting in a gain of $134,000 net of income taxes.

(3)	Basic and diluted income per share and weighted average shares outstanding-diluted have been adjusted to reflect the 1.6942-to-1 common stock-split that occurred as of the pricing date of the initial public offering for fiscal year ending July 1, 2000.

(4)	ICS issued $100.0 million in aggregate principal amount of senior subordinated notes in connection with the recapitalization and entered into a $95.0 million senior credit facility. On May 22, 2000, ICS completed its initial public offering of 12.5 million shares of its common stock. ICS used the net proceeds of this initial offering to repay its bank debt, close its tender offer for subordinated notes, and pay the fees and expenses associated with the offering.

Selected Unaudited Pro Forma Condensed Combined Financial Data of IDT and ICS

The following table sets forth selected unaudited pro forma condensed combined financial data and is based on historical financial data of IDT and ICS and has been prepared to reflect the merger as if it had been consummated on April 3, 2005 with respect to the balance sheet data and March 29, 2004 with respect to the statement of operations data. The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the condensed combined financial position or results of operations in future periods or the results that actually would have been realized had IDT and ICS been a combined company during the specified periods. The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 136.

(In thousands, except per share amounts)	Twelve Months Ended April 3, 2005
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net revenues	$644,984
Operating income	$5,003
Net loss	$(6,916)
Net loss per share:
Basic	$(0.04)
Diluted	$(0.04)
Shares used computing net loss per share:
Basic	197,177
Diluted	197,177

As of April 3, 2005
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments	$249,322
Working capital	$303,885
Total assets	$2,162,432
Long-term liabilities	$28,047
Total stockholders’ equity	$1,983,541

Comparative Per Share Data

The following table shows (1) the basic and diluted net income per share and book value per share data for each of IDT and ICS on a historical basis, (2) the unaudited basic and diluted net loss per common share and book value per share for the combined company on a pro forma basis and (3) the equivalent pro forma net loss and book value per share attributable to the shares of IDT common stock issuable at an exchange ratio of 1.3 per share.

The following information should be read in conjunction with (1) the separate historical financial statements and related notes of IDT incorporated by reference in this joint proxy statement/prospectus, (2) the separate historical financial statements and related notes of ICS incorporated by reference in this joint proxy statement/prospectus and (3) the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The pro forma information is not necessarily indicative of the results of operations that would have resulted if the merger had been completed as of the assumed dates or of the results that will be achieved in the future.

Neither IDT nor ICS has paid any cash dividends on its common stock during the periods presented.

We calculate historical book value per share by dividing stockholders’ equity by the number of shares of common stock outstanding at April 3, 2005.

We calculate pro forma book value per share by dividing pro forma stockholders’ equity by the pro forma number of shares of IDT common stock that would have been outstanding had the proposed merger been consummated as of April 3, 2005. Pro forma combined loss per share applicable to common stockholders, pro forma stockholders’ equity and the pro forma number of shares of IDT common stock outstanding have been derived from the unaudited pro forma condensed combined financial information appearing elsewhere in this joint proxy statement/prospectus.

We calculate the ICS equivalent pro forma per share data by multiplying the pro forma combined per share amounts by the exchange ratio of 1.3 shares of IDT common stock for each share of ICS common stock.

	Historical		Pro Forma
	IDT Historical	ICS Historical	IDT and ICS Combined	ICS Equivalent
	(Shares in thousands)
Net income (loss) per share:
12 months ended April 3, 2005
Basic	$0.13	$0.87	$(0.04)	$(0.05)
Diluted	$0.12	$0.85	$(0.04)	$(0.05)

Shares used to compute net income (loss) per share:
12 months ended April 3, 2005
Basic	105,825	72,271	197,177
Diluted	108,204	71,549	197,177
Book value per share as of:
April 3, 2005	$7.42	$5.01	$9.86	$12.82

Comparative Per Share Market Price and Dividend Data

IDT common stock is quoted on the Nasdaq National Market and traded under the symbol “IDTI.” ICS common stock is quoted on the Nasdaq National Market and traded under the symbol “ICST.” The table below sets forth for the periods indicated the high and low closing prices per share of IDT common stock and ICS common stock. For current price information with respect to IDT common stock and ICS common stock, you are urged to consult publicly available sources. No assurance can be given as to future prices of, or markets for, shares of IDT common stock or ICS common stock.

Price Range of IDT Common Stock

	Fiscal Year Ended April 3, 2005
	High	Low
Quarter ended June 27, 2004	16.74	12.15
Quarter ended September 26, 2004	13.84	9.35
Quarter ended January 2, 2005	12.93	9.23
Quarter ended April 3, 2005	13.16	9.90

	Fiscal Year Ended March 28, 2004
	High	Low
Quarter ended June 29, 2003	12.25	7.94
Quarter ended September 28, 2003	15.73	10.37
Quarter ended December 28, 2003	19.27	12.42
Quarter ended March 28, 2004	20.96	13.35

Price Range of ICS Common Stock

	Fiscal Year ended July 2, 2005
	High	Low
Quarter ended October 2, 2004	24.68	19.92
Quarter ended January 1, 2005	25.54	20.88
Quarter ended April 2, 2005	20.64	18.22

	Fiscal Year ended July 3, 2004
	High	Low
Quarter ended September 27, 2003	35.63	28.09
Quarter ended December 27, 2003	34.59	26.10
Quarter ended March 27, 2004	29.53	23.85
Quarter ended July 3, 2004	27.46	23.41

	Fiscal Year ended June 28, 2003
	High	Low
Quarter ended June 28, 2003	31.05	21.04

Recent Share Price Data

The table below presents the per share closing prices of IDT common stock and ICS common stock on the Nasdaq National Market as of the dates specified. June 15, 2005 was the last trading day before announcement of the execution of the merger agreement. August 9, 2005 is the most recent date practicable prior to the mailing of this joint proxy statement/prospectus. July 19, 2005 is the date (or the valuation date) used for several items in the pro forma financial statements included in this joint proxy statement/prospectus. In exchange for each share of ICS common stock, the ICS stockholders will receive $7.25 in cash and 1.3 shares of IDT common stock. Changes in the market price of IDT common stock or ICS common stock will not affect the cash or number of shares of IDT common stock to be received by an ICS stockholder in the merger. The table below also presents the value of the merger consideration to be received per share of ICS common stock in the merger, as determined based on the per share closing prices of IDT common stock.

	Price Per Share
	June 15, 2005	July 19, 2005	August 9, 2005
IDT common stock	$12.53	$10.17	$11.15
ICS common stock	$19.74	$20.12	$21.57
Merger consideration per share of ICS common stock (based on the price of IDT common stock)	$23.54	$20.47	$21.75

Dividends

To date, IDT has not paid cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future. To date, ICS has not paid cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future.

RISK FACTORS

IDT stockholders and ICS stockholders should carefully consider the following factors in evaluating whether to approve the respective proposals in this joint proxy statement/prospectus. These factors should be considered in conjunction with the other information included in or incorporated by reference into this joint proxy statement/prospectus, including the risks discussed in IDT’s Form 10-K for the year ended April 3, 2005 in Item 7 under “Factors Affecting Future Results” and the risks discussed in ICS’s Form 10-K for the year ended July 3, 2004 in Item 1 under “Factors That May Affect Future Results,” and in any other filing incorporated by reference in this joint proxy statement/prospectus.

Risks Related to the Merger

The merger may not be consummated which could adversely affect IDT’s and ICS’s business operations.

To consummate the merger, IDT stockholders must approve the issuance of shares of IDT common stock in the merger, which approval requires the affirmative vote of the holders of a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, either in person or by proxy, assuming a quorum is present at the special meeting. In addition, ICS stockholders must adopt the merger agreement, which adoption requires the affirmative vote of a majority of the votes cast by ICS stockholders entitled to vote at the ICS special meeting, either in person or by proxy, assuming a quorum is present at the special meeting. Each of IDT and ICS must also obtain certain other approvals and consents in a timely manner. If these approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then IDT or ICS will not be obligated to complete the merger. In addition, the merger agreement contains customary and other closing conditions described in the section of this joint proxy statement/prospectus entitled “Conditions to the Completion of the Merger” beginning on page 110, which may not be satisfied or waived. If IDT and ICS are unable to consummate the merger, IDT and ICS would be subject to a number of risks, including the following:

•	IDT and ICS would not realize the benefits of the proposed merger, including any synergies from combining the two companies;

•	Each of IDT and ICS will incur and will remain liable for significant transaction costs, including legal, accounting, financial advisory, filing, printing and other costs relating to the merger whether or not it is consummated;

•	Under specified circumstances described in the section of this joint proxy statement/prospectus entitled “Termination Fees and Expenses” beginning on page 113, either company may be required to pay the other a termination fee or reimburse the other for certain expenses pursuant to the merger agreement, if it terminates the merger agreement or fails to satisfy certain conditions, respectively;

•	IDT and ICS would continue to be exposed to the general competitive pressures and risks in the semiconductor industry discussed in IDT’s Form 10-K for the year ended April 3, 2005 in Item 7 under “Factors Affecting Future Results” and the risks discussed in ICS’s Form 10-K for the year ended July 3, 2004 in Item 1 under “Factors That May Affect Future Results,” which could be increased if other mergers in the semiconductor industry are announced and consummated, strengthening the competitive position of IDT’s and ICS’s respective competitors;

•	The trading price of IDT common stock and/or ICS common stock may decline to the extent that the current market prices reflect a market assumption that the merger will be completed; and

•	IDT’s and ICS’s businesses and operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of IDT or ICS on a standalone basis.

The occurrence of any of these events individually or in combination could have a material adverse affect on the results of operations or the stock price of IDT common stock or ICS common stock.

Governmental authorities could seek to block or challenge the merger.

The merger is subject to review by the Department of Justice and the FTC, which we refer to as the “antitrust agencies,” under the Hart-Scott-Rodino Antitrust Improvements Act, or HSR Act. Under the HSR Act, IDT and ICS are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. IDT and ICS filed notification reports together with requests for early termination of the waiting period under the HSR Act on July 1, 2005. IDT voluntarily withdrew and refiled its notification report on July 22, 2005. On August 4, 2005, the FTC granted IDT’s and ICS’s request for early termination of the waiting period. IDT and ICS have not yet obtained all regulatory clearances, consents, and approvals required to complete the merger. While the condition to closing that there has been approval by the Department of Justice and the FTC under the HSR Act has been satisfied, the antitrust agencies could still seek to block or challenge the merger under the antitrust laws, before or after the merger is completed, or could impose conditions or require asset divestitures they deem necessary or desirable in the public interest as a condition to clearing the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. IDT may not prevail, or may incur significant costs, in defending or resolving any action under the antitrust laws. IDT may also be required to file merger notifications in some jurisdictions following the closing of the merger.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of IDT and ICS if the merger agreement is terminated in certain circumstances.

As a result of the provisions of the merger agreement, it is possible that a third party who might be interested in pursuing a business combination proposal with IDT or ICS would be discouraged from doing so. Restrictions in the merger agreement on solicitation generally prohibit IDT and ICS from soliciting any acquisition proposal or offer for a merger or business combination with any other party. Any such proposal might be advantageous to the stockholders of IDT and ICS when compared to the terms and conditions of the merger described in this joint proxy statement/prospectus. In particular, the merger agreement provides for a termination fee of $40.0 million and payment of the non-terminating party’s expenses of up to $1 million dollars if the merger agreement is terminated under certain conditions. The termination fees and expense reimbursement obligations are more fully described in the section entitled “Termination Fees and Expenses” on page 113. In addition to the potential payment of the termination fee and the non-terminating party’s expenses, a terminating party would also have to pay its own expenses incurred in the merger. ICS currently expects to incur approximately $14.7 million in costs, approximately $3.5 million of which are not contingent on the completion of the merger. IDT currently expects to incur approximately $12.0 million in costs, approximately $2.9 million of which are not contingent on the completion of the merger. Any uncertainty resulting from the solicitation process for stockholder approval and the requirement to submit the merger proposal to a stockholder meeting, together with potential termination fees and expense reimbursement obligations, may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to IDT stockholders or ICS stockholders than the merger. In addition, in the event the merger is terminated by IDT or ICS in circumstances that obligate either party to pay a termination fee to the other party, including where either party terminates the merger agreement because the other party’s board of directors withdraws, withholds or changes its recommendation in favor of the merger, the market price of IDT common stock and/or ICS common stock may decline.

Some of IDT’s and ICS’s officers and directors have additional interests in the merger that may influence them to support or approve the merger.

Some of the directors of IDT and ICS who recommend that you vote in favor of the merger, and the officers of IDT and ICS who provided information to their board of directors relating to the merger, have employment, indemnification and severance benefit arrangements and rights to acceleration of stock options that provide them with interests in the merger that may differ from yours. The receipt of compensation or other benefits in the merger may have influenced these directors in making their recommendation that you vote in favor of the mergers called for by the merger agreement or influenced these officers in making recommendations to their board of directors relating to the merger. For a more detailed discussion, see the section entitled “Additional Interests of Directors, Officers and Affiliates” on page 96.

The issuance of shares of IDT common stock to ICS stockholders in the merger will substantially reduce the percentage interests in the combined company of current IDT stockholders.

If the merger is completed, based on the number of shares of ICS common stock outstanding as of July 1, 2005, approximately 91,253,208 million shares of IDT common stock will be issued to ICS stockholders and former ICS stockholders are expected to own, in the aggregate, approximately 46% of the outstanding shares of common stock of combined company, assuming the exercise of all outstanding IDT stock options and ICS stock options. The issuance of approximately 91,253,208 million shares of IDT common stock to ICS stockholders will cause a significant reduction in the relative percentage interests of current IDT stockholders in earnings, voting, liquidation value and book and market value of the combined company.

Following the merger, a majority of the stockholders and directors of the combined company will be current IDT stockholders and directors, which will limit the ability of ICS’s board members and ICS’s stockholders to influence corporate activities of the combined company.

Upon the completion of the merger, current stockholders of IDT are expected to beneficially own approximately 54% of the outstanding shares of common stock of the combined company and five members of the combined company’s nine member board of directors will have been designated by IDT, while current stockholders of ICS are expected to beneficially own approximately 46% of the outstanding shares of common stock of the combined company and four members of the combined company’s nine member board of directors will have been designated by ICS. IDT board designees will exercise significant influence over the combined company’s operations and business strategy. The IDT board designees may have interests that differ from the interests of stockholders of ICS.

The exchange ratio is fixed and will not be adjusted, which means fluctuations in the market price of IDT common stock or ICS common stock could cause ICS stockholders to receive IDT common stock with a value that is different from that of their shares of ICS common stock.

Upon completion of the merger, each share of ICS common stock will be exchanged for $7.25 in cash and 1.3 shares of IDT common stock. The exchange ratio will not change, even if the market price of either or both the ICS common stock and IDT common stock fluctuates. In addition, neither party may withdraw from the merger agreement or re-solicit the vote of its stockholders solely because of changes in the market price of ICS common stock or IDT common stock, except in the limited circumstance in which the value of the IDT common stock issued in the merger at the effective time of the merger has increased or decreased more than 30% since the last trading day immediately preceding the date of the signing of the merger agreement. The specific dollar value of IDT common stock that ICS stockholders will receive upon completion of the merger will depend on the market value of IDT common stock at that time. Any reduction in the market price of IDT common stock will result in ICS stockholders receiving less value in the merger from shares of IDT common stock to be received. Conversely, any increase in the market price of IDT common stock will result in ICS stockholders receiving greater value in the merger from shares of IDT common stock to be received. Stockholders will not know the exact value of IDT common stock to be issued to ICS stockholders in the merger at the time of the special meetings of ICS and IDT stockholders.

Variations in the market price of IDT common stock or ICS common stock may be caused by a number of factors, including, among others, changes in the businesses, operations or prospects of IDT or ICS, the timing of the merger, market assessments of the merger, regulatory considerations and general market, industry and economic conditions. IDT and ICS urge IDT and ICS stockholders to obtain recent market quotations for IDT and ICS common stock. However, the market value of IDT common stock or ICS common stock may differ substantially from the date IDT stockholders and ICS stockholders submit their proxies.

If the combined company is not successful in integrating IDT’s and ICS’s organizations, the combined company will not realize the benefits expected to result from the merger.

Achieving the benefits of the merger will depend in part on the successful integration of IDT’s and ICS’s operations and personnel in a timely and efficient manner, including the following activities:

•	consolidating operations, including consolidating facilities and leveraging in-house manufacturing capabilities for new products, and rationalizing operations, general and administrative functions and redundant expenses, including the expenses of maintaining two separate public companies;

•	integrating ICS’s and IDT’s diverse enterprise resource planning systems worldwide and minimizing any disruptions that may be caused by such integration;

•	coordinating and combining international operations, relationships and facilities, which may be subject to additional constraints imposed by geographic distance, local laws and regulations;

•	coordinating and harmonizing research and development activities to accelerate diversification and introduction of new products and technologies in existing and new markets with reduced cost; and

•	implementing and maintaining uniform standards, internal controls, business processes, procedures, policies, channel operations and information systems.

The integration process requires coordination of a variety of personnel and functions and will be difficult, unpredictable and subject to delay because of possible cultural conflicts and different opinions on strategic and technical decisions and product roadmaps. The anticipated benefits of the merger are based on projections and assumptions, including successful integration, rather than actual experience. The combined company may not successfully integrate the operations of ICS and IDT in a timely manner, or at all, and therefore may not realize the anticipated benefits and synergies of the merger to the extent, or in the timeframe, anticipated, if at all. This could seriously hinder the combined company’s plans for product development as well as business and market expansion, which could have a material adverse effect on the combined company.

In addition, a significant amount of the attention of the management of ICS and IDT has been focused on the pursuit of the merger, and following the consummation of the merger, a significant amount of the attention of the management of the combined company will be focused on the integration process. This diversion of management attention away from the routine operations of IDT, ICS or the combined company may have a negative effect on operations, which could cause the financial performance of IDT, ICS or the combined company to be adversely affected.

If the combined company does not integrate the businesses of ICS and IDT, it may lose customers or fail to achieve its financial objectives.

Achieving the anticipated benefits of the merger will depend in part on the integration of IDT’s and ICS’s business in a timely and efficient manner. In order for it to provide an enhanced and more valuable product offering to each of IDT’s and ICS’s customers after the merger, the combined company will need to integrate its product lines, manufacturing activities and research and development organizations. This integration will be difficult, unpredictable and subject to delay because the combined company’s products are highly complex, have been developed independently and were designed without regard to such integration. If the combined company cannot successfully integrate its products and provide each of IDT’s and ICS’s current customers and new customers with existing products and new products in the future on a timely basis, the combined company may lose existing customers and fail to attract new customers and the combined company’s business and results of operations may be harmed.

The combined company will incur significant costs integrating the companies into a single business, which could adversely affect the financial condition and results of operations of the combined company.

The combined company will incur significant costs integrating IDT’s and ICS’s operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining research and development teams and processes;

•	reorganization or closures of facilities; and

•	relocation or disposition of excess equipment.

The combined company may incur charges to operations, which cannot be reasonably estimated at this time, or in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. The combined company may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies. Furthermore, there may be unanticipated expenses and potential delays and greater than anticipated costs related to integration of the operations, technology, personnel and other resources of the two companies.

The business of the combined company could be adversely affected if it is unable to integrate and successfully manage its relationships.

Achieving the benefits of the merger will depend in part on the success the combined company has in managing its customer, distribution, reseller, manufacturing, supplier, marketing and other important relationships and ensure that such relationships are not disrupted by the merger. Likewise, the combined company must retain strategic partners of each company and attract new strategic partners in order to be successful in its business. The combined company’s customers may not continue their current buying patterns during the pendency of, and following, the merger. Customers may also want to diversify their supplier base and may not want to continue purchasing products from the combined company that they had previously purchased from IDT and ICS as standalone companies. Any significant delay or reduction in orders for IDT’s or ICS’s products could harm the combined company’s business, financial condition and results of operations.

In addition, the combined company must successfully integrate and leverage IDT’s and ICS’s existing sales channels to cross-sell the combined company’s products to IDT’s and ICS’s existing customers, and to sell new products to customers in new markets. The failure of customers to accept the combined company’s new products or to continue using the products of the combined company, and failure of potential new customers to purchase the combined company’s new products could harm the combined company’s business, financial condition and results of operations.

Integrating the combining companies may divert management’s attention away from ongoing operations.

Successful integration of IDT’s and ICS’s operations, products and personnel may place a significant burden on management and internal resources. The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could harm the combined company’s business, financial condition and operating results.

General uncertainty related to the merger could harm IDT or ICS.

IDT’s and ICS’s customers or collaborators may delay, defer or cancel any purchasing or collaboration decisions with respect to existing agreements or elect to switch to other suppliers in response to the announcement of the proposed merger or delay of its completion. Customers or collaborators may defer or delay purchasing decisions as they evaluate the likelihood of successful integration of IDT’s and ICS’s products and the combined company’s future product strategy, or may consider purchasing products of its competitors. Customers may also seek to modify or terminate existing agreements, or prospective customers may delay entering into new agreements or purchasing the combined company’s products. If IDT’s or ICS’s customers or collaborators delay, defer or cancel such decisions or switch to other suppliers, the revenues of IDT and ICS, respectively, and the revenues of the combined company, could be reduced, their respective businesses could be harmed, or the anticipated benefits of the merger may not be realized.

Speculation regarding the likelihood of the closing of the merger could increase the volatility of the market price of the IDT common stock or the ICS common stock.

The market price of IDT common stock may decline as a result of the merger.

Following the merger, the market price of IDT common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of IDT and ICS is not completed in a timely and efficient manner;

•	the combined company does not achieve the expected benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, stockholders or other investors;

•	the effect of the merger on the combined company’s financial results is dilutive for a number of years;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts, stockholders or other investors;

•	significant stockholders of IDT or ICS decide to dispose of their shares of IDT common stock following completion of the merger; or

•	any of the other risks referred to in this section materialize.

The merger could cause ICS or IDT to lose key personnel, which could materially affect the combined company’s business and require the combined company to incur substantial costs to recruit replacements for lost personnel.

In order to be successful, during the period before the merger is completed, each of ICS and IDT must continue to retain and motivate executives and other key employees and recruit new employees. Employees of ICS or IDT may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. Each of ICS, IDT and the combined company faces or will face a risk that employees expected to be employed by the combined company following the merger may elect not to continue employment.

Any of the combined company’s key personnel could terminate their employment at any time and without notice. The uncertainty related to the merger and employees’ future roles at the combined company may adversely affect the ability of ICS and IDT to attract, motivate and retain key management, sales, marketing and technical personnel and keep such executives and key employees focused on the strategies and goals of their respective company. Any failure by ICS or IDT to retain and motivate executives and key employees during the period prior to the completion of the merger could seriously harm their respective businesses, as well as the business of the combined company.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting. The combined company will allocate the total estimated purchase price to ICS’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger and record the excess of the purchase price over those fair values as goodwill. The combined company will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger, which is expected to be approximately $82.7 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. Finally, the book value of ICS’s inventory at the close of the merger will be adjusted to fair value. As a result, when any of these products are sold, the gross margin on these sales will be significantly lower than historical margins. The additional charges could adversely affect the combined company’s financial results, including earnings (loss) per common share, which could cause the market price of the combined company’s common stock to decline.

The shares of IDT common stock to be received by ICS stockholders as a result of the merger will have different rights from the shares of ICS common stock.

The rights associated with shares of the combined company’s common stock are different from the rights of ICS common stock. The rights of the combined company’s common stock after the merger will be governed by IDT’s certificate of incorporation and bylaws and the laws of the State of Delaware, and may be different from the rights under ICS’s articles of incorporation and bylaws and the laws of the Commonwealth of Pennsylvania. See the section of this joint proxy statement/prospectus entitled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 117 for a discussion of the different rights associated with the combined company’s common stock.

Risks Related to the Business and Operations of the Combined Company Following the Merger

The combined company’s operating results may fluctuate dramatically.

The operating results of each of the combining companies have fluctuated in the past, and the operating results of the combined company are likely to vary significantly in the future. For example, IDT recorded net income of $13.3 million and $6.4 million in fiscal 2005 and 2004, respectively, after recording a net loss of $277.9 million in fiscal 2003. Fluctuations in operating results can result from a wide variety of factors, including:

•	the cyclicality of the semiconductor industry and industry-wide wafer processing capacity;

•	changes in demand for the combined company’s products and in the markets the combined company serves;

•	timing of and changes to significant product orders;

•	the success and timing of new product and process technology announcements and introductions from the combined company’s competitors;

•	potential loss of market share among a concentrated group of customers;

•	competitive pricing pressures;

•	changes in the demand for and mix of products sold;

•	complex manufacturing and logistics operations;

•	difficulty in managing fixed costs of manufacturing capability in the face of changes in demand or sales;

•	availability and costs of raw materials and of foundry and other manufacturing services;

•	costs associated with other events, such as intellectual property disputes, or other litigation; and

•	political and economic conditions in various geographic areas.

In addition, many of these factors also impact the recoverability of the carrying value of certain manufacturing, tax, goodwill, and other tangible and intangible assets. As business conditions change, future write-downs or abandonment of these assets could occur. For example, in fiscal 2003, IDT recorded impairment charges totaling $197.2 million for certain manufacturing, research and development, intangible and tax assets.

Further, the combined company may be unable to compete successfully in the future against existing or potential competitors, and the combined company’s operating results could be harmed by increased competition. The combined company’s operating results may also be impacted by changes in overall economic conditions, both domestically and abroad. Should economic conditions deteriorate, domestically or overseas, the combined company’s sales and business results could be harmed.

The combined company’s technology platform will consist primarily of timing products and communications chips. Demand for the combined company’s products depends primarily on demand in the communications and PC markets.

The combined company’s products will consist primarily of timing and communications chips in the communications and PC markets. The combined company’s strategy and resources will be directed at the development, production and marketing of these products in these markets. To the extent the combined company is unable to develop, produce and market its products on a timely basis ahead of competitive products or alternative products and at competitive prices, the combined company’s products may not be selected by current and potential customers and demand for such products may decline. In addition, the markets for the combined company’s products will depend on continued and growing demand for communications equipment, PCs and consumer electronics. These end-user markets may experience changes in demand that would adversely affect the combined company’s business. To the extent demand for the combined company’s products does not grow or markets for the combined company’s products do not grow, the business of the combined company could be adversely affected.

The majority of IDT’s products are incorporated into customers’ systems in enterprise/carrier class network, wireless infrastructure and access network applications. A smaller percentage of IDT’s products also serve in customers’ computer storage, computer-related, and other applications. Customer applications for IDT’s products have historically been characterized by rapid technological change and significant fluctuations in demand. Following the merger, a significant portion of the combined company’s sales will continue to be in the communications market. Demand for a significant portion of the combined company’s products, and therefore potential increases in revenue, depends upon growth in the communications market, particularly in the data networking and wireless telecommunications infrastructure markets and, to a lesser extent, the computer-related markets. Any slowdown in these communications or computer-related markets could materially adversely affect the combined company’s operating results, as most recently evidenced by conditions IDT faced in fiscal 2003. A majority of the sales of ICS’s products depend largely on sales of PCs and peripherals for PCs. Following the merger, a significant portion of the combined company’s sales will continue to be in the PC market. The PC industry is subject to price competition, rapid technological change, evolving standards, short product life cycles and continuous erosion of average selling prices. Should the PC market decline or experience slower growth, then a decline in the order rate for the combined company’s products could occur and sales could decline. A downturn in the communications or PC markets could also affect the financial health of some of the combined company’s customers, which could affect the combined company’s ability to collect outstanding accounts receivable from such customers.

The combined company’s results will be dependent on the success of new products.

The combined company’s future success will be highly dependent upon its ability continually to develop new products using the latest and most cost-effective technologies, introduce its products in commercial quantities to the marketplace ahead of the competition and have its products selected for inclusion in products of leading systems manufacturers’ products. New products and wafer processing technology will continue to require significant R&D expenditures. If the combined company is unable to successfully develop, produce and market new products in a timely manner, to have its products available in commercial quantities ahead of competitive products or to have its products selected for inclusion in products of systems manufacturers and to sell them at gross margins comparable to or better than current products, the combined company’s future results of operations could be adversely impacted. In addition, the combined company’s future revenue growth is also partially dependent on its ability to penetrate new markets, where it has limited experience and where competitors are already entrenched. Even if the combined company is able to develop, produce and successfully market new products in a timely manner, such new products may not achieve market acceptance.

The combined company may have difficulty attracting and retaining skilled personnel, which could hinder its commercial efforts and impair its ability to compete.

Following the merger, the combined company’s performance will be substantially dependent on the performance of its executive officers and key employees which will depend on the combined company’s ability to attract and retain highly qualified management, marketing, sales and technology personnel. If it cannot successfully identify, attract and retain qualified personnel, its business efforts could be hindered and its ability to run its business effectively and compete with others in its industry will be harmed. With the exception of Steven Aycock, Dinh Bui, Randall Frederick, James Holbrook, Ram Iyer, Ji Park, Hock Tan, Linda Wheeler, Ted Wu and Fred Zust, the combined company does not expect to have employment agreements with any of ICS’s employees, and it does not expect to maintain “key man” insurance for any employee. In addition, the majority of the combined company’s employment arrangements are at-will. If any of the combined company’s key employees were to leave, it may incur significant costs searching for a replacement and it would be more difficult for the combined company to realize the anticipated benefits of the merger, which could have a material adverse effect on the business of the combined company.

The combined company will be dependent on a concentrated group of customers for a significant part of its revenues.

A large portion of the combined company’s net revenues will likely continue to depend on sales to a limited number of customers. Historically, each of IDT and ICS has been dependent on a limited number of OEMs as its end-customers, and the combined company’s future results will depend significantly on these strategic relationships. If these relationships were to diminish, and if these customers were to develop their own solutions or adopt a competitor’s solution instead of buying the combined company’s products, the combined company’s results could be adversely affected. For example, any diminished relationship with Cisco Systems, Inc. or other key customers could adversely affect the combined company’s results. While IDT historically has made few sales to Cisco directly, when all channels of distribution are considered, including sales of product to electronic manufacturing suppliers’ (EMSs’) customers, Cisco represented approximately 20-25% of IDT’s total revenues for fiscal 2005. In addition, ICS’s ten largest OEM end customers accounted for approximately 42% of its total revenues in fiscal 2004.

Many of IDT’s current end-customer OEMs have outsourced their manufacturing to a concentrated group of global EMSs who then buy product directly from IDT on behalf of the OEM. EMSs have achieved greater autonomy in the design win, product qualification and product purchasing decisions, especially for commodity products. Furthermore, these EMSs have generally been centralizing their global procurement processes. This has had the effect of concentrating a significant percentage of IDT’s revenue with a small number of companies. For example, one EMS, Celestica, accounted for approximately 11% of IDT’s revenue in fiscal 2005 and represented approximately 16% of IDT’s accounts receivable as of April 3, 2005. Competition for the business of these EMSs is intense and following the merger the combined company may not remain competitive and may not retain its existing market share with these customers. If these companies were to allocate a higher share of commodity or second source business to the combined company’s competitors instead of buying the combined company’s products, its results would be adversely affected. Furthermore, as these EMSs have represented a growing percentage of IDT’s overall business prior to the merger, IDT’s concentration of credit and other business risks with these customers has increased, which is expected to continue following the merger. Competition among global EMSs is intense, they operate on extremely thin margins, and their financial condition, on average, declined significantly during the industry downturn in fiscal 2001-2002. Following the merger, if any one or more of these global EMSs were to file for bankruptcy or otherwise experience significantly adverse financial conditions, the combined company’s business would be adversely impacted as well.

In addition, the combined company will utilize a relatively small number of global and regional distributors around the world, who also buy product directly from the combined company on behalf of their customers. For example, one distributor, Avnet, Inc., represented approximately 10% of IDT’s revenues for fiscal 2005. In addition, Maxtek Technology Co. Ltd., Lacewood Corporation, formerly known as Maxtech Corporation Limited, and Magic Island International, overseas stocking representatives in China and Taiwan, China and Hong Kong, and Korea, respectively, who are commonly controlled, accounted for 23%, 13% and 3% of ICS’s fiscal 2004 revenue, respectively. These international stocking representatives sell to approximately 86 OEM end customers. Following the merger, if the combined company’s business relationships were to diminish or any one or more of these global distributors and stocking representatives were to file for bankruptcy or otherwise experience significantly adverse financial conditions, the combined company’s business would be adversely impacted. Because the combined company will be dependent upon continued revenue from a small group of OEM end customers, EMSs and global and regional distributors, any material delay, cancellation or reduction of orders from or loss of these or other major customers could cause the combined company’s sales to decline significantly, and the combined company may not be able to reduce the accompanying expenses at the same time.

The combined company’s product manufacturing operations will be complex and subject to interruption.

The combined company plans to build ICS’s new products on IDT’s existing manufacturing lines, in addition to those IDT products currently manufactured by IDT. From time to time in the past, IDT has experienced production difficulties, including reduced manufacturing yields or products that do not meet IDT’s or IDT’s customers’ specifications, which difficulties have caused delivery delays, quality problems and possibly lost revenue opportunities. While delivery delays have been infrequent and generally short in duration, the combined company could experience manufacturing problems, capacity constraints and/or product delivery delays in the future as a result of, among other things, complexity of manufacturing processes, changes to IDT’s process technologies (including transfers to other facilities and die size reduction efforts), and ramping production and installing new equipment at IDT’s facilities.

Substantially all of IDT’s revenues and the revenues from ICS’s new products will be derived from products manufactured at the combined company’s facilities which are exposed to the risk of natural disasters. IDT currently has a wafer fabrication facility in Hillsboro, Oregon and assembly and test facility in Malaysia, and an assembly and test facility in the Philippines scheduled for closure in fiscal 2006, and ICS currently has an assembly and test facility in Singapore. If the combined company was unable to use its facilities, as a result of a natural disaster or otherwise, the combined company’s operations would be materially adversely affected. While the combined company maintain certain levels of insurance against selected risks of business interruption, not all risks can be insured at a reasonable cost. Even if the combined company has purchased insurance, the adverse impact on the combined company’s business, including both costs and lost revenue opportunities, could greatly exceed the amounts, if any, that the combined company might recover from the combined company’s insurers.

The combined company will be dependent upon electric power generated by public utilities where the combined company operates its manufacturing facilities. In the past, IDT has periodically experienced electrical power interruptions. The combined company maintains limited backup generating capability, but the amount of electric power that the combined company can generate on the its own is insufficient to fully operate these facilities, and prolonged power interruptions could have a significant adverse impact on the combined company’s business.

Historically, IDT has utilized subcontractors for the majority of IDT’s incremental assembly requirements (typically at higher costs than at IDT’s own Malaysian and Philippines assembly and test operations), and use of subcontractors will increase with the planned closure of IDT’s Philippines facility in fiscal 2006. In addition, ICS has depended on third-party suppliers for the manufacture of the silicon wafers from which ICS’s finished integrated circuits, or ICs, were manufactured and for the packaging of finished ICs from silicon wafers. IDT’s increased reliance on subcontractors and ICS’s continued reliance on third parties for its current products increases certain risks because the combined company will have less control over manufacturing quality and delivery schedules, maintenance of sufficient capacity to meet its orders and maintaining assembly processes it requires. The combined company expects to increase its use of subcontractors to supplement its own production capacity. Due to production lead times and potential subcontractor capacity constraints, any failure on the combined company’s part to adequately forecast the mix of product demand and resulting subcontractor requirements could adversely affect the combined company’s operating results. In addition, the combined company cannot be certain that these subcontractors will continue to assemble, package and test products for the combined company on acceptable economic and quality terms or at all and it may be difficult for the combined company to find alternatives if they do not do so.

The combined company’s inability to obtain wafers and assemblers for ICS’s current products could negatively affect the combined company’s operations.

While the combined company plans to build ICS’s new products on IDT’s existing manufacturing lines, the combined company will continue to depend upon third-party suppliers for the manufacture of the silicon wafers from which ICS’s finished ICs are manufactured and for the packaging of its finished ICs from silicon wafers. The combined company may not be able to obtain adequate quantities of processed silicon wafers within a reasonable period of time or at commercially reasonable rates. In the past, the semiconductor industry has experienced disruptions from time to time in the supply of processed silicon wafers due to quality or yield problems or capacity limitations. Two outside foundries manufacture virtually all of ICS’s current wafers. If one or more of these foundries is unable or unwilling to produce adequate supplies of processed wafers on a timely basis, it could cause significant delays and expense in locating a new foundry and redesigning circuits to be compatible with the new manufacturer’s processes and, consequently, could have a material adverse effect on the combined company’s results of operations and financial condition. ICS also relies upon third parties for the assembly of its finished integrated circuits from processed silicon wafers. ICS currently relies on three assemblers, two of which assemble most of ICS’s current finished integrated circuits. While ICS believes that there is typically a greater availability of assemblers than silicon wafer foundries, the combined company could nonetheless incur significant delays and expense if one or more of the assemblers upon which it currently relies is unable or unwilling to assemble finished integrated circuits from silicon wafers.

Much of the combined company’s manufacturing capability will be relatively fixed in nature.

Much of the combined company’s manufacturing cost structure will remain fixed in nature, and large and rapid swings in demand for the combined company’s products may make it difficult to efficiently utilize this capacity on a consistent basis. Significant downturns, as IDT has most recently experienced in fiscal 2003, could result in material under-utilization of the combined company’s manufacturing facilities, while sudden upturns could leave the combined company short of capacity and unable to capitalize on incremental revenue opportunities. These swings and the resulting under-utilization of the combined company’s manufacturing capacity or inability to procure sufficient capacity to meet end customer demand for the combined company’s products could cause material fluctuations in the gross margins the combined company reports.

The combined company will build most of its products based on estimated demand forecasts.

Demand for the combined company’s products may change rapidly and without advance notice. Demand can also be affected by changes in the combined company’s customers’ levels of inventory and differences in the timing and order patterns between them and their end customers. If demand forecasts are inaccurate or change suddenly, the combined company may be left with large amounts of unsold products, may not be able to fill all orders in the short term and may not be able to accurately forecast capacity utilization or make optimal investment and other business decisions. This can leave the combined company holding excess and obsolete inventory or unable to meet customer short-term demands, either of which may have an adverse impact on the combined company’s operating results.

The combined company will be dependent on a limited number of suppliers.

The combined company’s manufacturing operations will depend upon obtaining adequate raw materials on a timely basis. The number of vendors of certain raw materials, such as silicon wafers, ultra-pure metals and certain chemicals and gases, is very limited. In addition, certain packages require long lead times and are available from only a few suppliers. From time to time, vendors have extended lead times or limited supply due to capacity constraints. Although IDT currently fabricates most of IDT’s wafers internally and the combined company expects to do so for ICS’s new products, IDT is dependent on outside foundries for a small but growing portion of IDT’s wafer requirements and those of ICS’s current products. Similarly, while the combined company will initially conduct most assembly and test operations internally, the combined company will rely upon subcontractors for a significant portion of these back-end services. The combined company’s results of operations would be materially adversely affected if the combined company was unable to obtain adequate supplies of raw materials in a timely manner, or if there were significant increases in the costs of raw materials, or if foundry or back-end subcontractor capacity was not available or was only available at uncompetitive prices.

The combined company will be subject to a variety of environmental and other regulations related to hazardous materials used in the combined company’s manufacturing processes.

Any failure by the combined company to adequately control the use or discharge of hazardous materials under present or future regulations could subject the combined company to substantial costs or liabilities or cause the combined company’s manufacturing operations to be suspended.

IDT has limited experience with government contracting, which entails differentiated business risks

Currently, certain of ICS’s subsidiaries derive revenue from contracts and subcontracts with agencies of, or prime contractors to, the U.S. government, including U.S. military agencies. Although ICS has experience contracting with agencies of the U.S. government, IDT does not contract with agencies of the U.S. government. As a company engaged, in part, in supplying defense-related equipment to U.S. government agencies, the combined company will be subject to certain business risks that are peculiar to companies that contract with U.S. government agencies. These risks include the ability of the U.S. government unilaterally to:

•	terminate contracts at its convenience;

•	terminate, modify or reduce the value of existing contracts, if its budgetary constraints or needs change;

•	cancel multi-year contracts and related orders, if funds become unavailable;

•	adjust contract costs and fees on the basis of audits performed by U.S. government agencies;

•	control and potentially prohibit the export of the combined company’s products;

•	require that a company continue to supply products despite the expiration of a contract under certain circumstances; and

•	suspend the combined company from receiving new contracts pending resolution of any alleged violations of procurement laws or regulations.

In addition, because the combined company will have defense industry contracts that are sold both within and outside of the United States, it is subject to the following risks in connection with government contracts:

•	the need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;

•	the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed price contracts;

•	the need to transfer and obtain security clearances currently applicable only to ICS and/or its subsidiaries; and

•	the need to transfer and obtain export licenses, as appropriate.

Intellectual property claims could adversely affect the combined company’s business and operations.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. Each of IDT and ICS have been involved in patent litigation in the past, which adversely affected each of IDT’s and ICS’s operating results. At least initially the combined company will not have licenses from a number of semiconductor manufacturers that have broad patent portfolios. Claims alleging infringement of intellectual property rights have been asserted against IDT and ICS and could be asserted against the combined company in the future. These claims could result in the combined company having to: discontinue the use of certain processes; cease the manufacture, use and sale of infringing products; incur significant litigation costs or damages; obtain licenses from third parties and develop non-infringing technology. The combined company might not be able to obtain such licenses on acceptable terms or to develop non-infringing technology. Further, the failure to renew or renegotiate existing licenses on favorable terms, or the inability to obtain a key license, could materially adversely affect the combined company’s business.

International operations add increased volatility to the combined company’s operating results.

A growing and now substantial percentage of IDT’s revenues have historically been derived from international sales, as summarized below:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
	(percentage of total revenues)
Americas	32%	29%	37%
Asia Pacific	37%	39%	30%
Japan	14%	16%	14%
Europe	17%	16%	19%

Total	100%	100%	100%

A substantial percentage of ICS’s revenues have historically been derived from international sales, as summarized below.

	Fiscal 2004	Fiscal 2003	Fiscal 2002
	(percentage of total revenues)
Americas	27%	27%	23%
Asia Pacific	37%	38%	37%
Europe	5%	7%	14%
Taiwan	31%	28%	26%

Total	100%	100%	100%

In addition, IDT’s assembly and test facilities in Malaysia and the Philippines, ICS’s assembly and test facility in Singapore, IDT’s design centers in Canada, China and Australia, and IDT’s and ICS’s foreign sales offices incur payroll, facility and other expenses in local currencies. Accordingly, movements in foreign currency exchange rates could impact the combined company’s revenues and costs of goods sold, as well as both pricing and demand for the combined company’s products. ICS’s international revenues include sales to foreign corporations, as well as to foreign subsidiaries of U.S. corporations. Certain of international sales are to customers in the Pacific Rim region, who in turn sell some of their products to North America, Europe and other non-Asian markets. In addition, two of ICS’s wafer suppliers and all of its assemblers are located in the Pacific Rim region. The effect of an economic crisis on IDT’s or ICS’s suppliers could impact its wafer supply or assembly operations, and the effect on ICS’s customers in that region could adversely affect both the demand for its products and the collectibility of receivables. In addition, ICS is subject to political risks relating to a substantial number of its customers being in Taiwan. IDT’s and ICS’s offshore sites and export sales are also subject to risks associated with foreign operations, including:

•	political instability and acts of war or terrorism, which could disrupt the combined company’s manufacturing and logistical activities;

•	regulations regarding use of local employees and suppliers;

•	currency controls and fluctuations, devaluation of foreign currencies, hard currency shortages and exchange rate fluctuations;

•	changes in local economic conditions;

•	governmental regulation of taxation of earnings of the combined company and its personnel; and

•	changes in tax laws, import and export controls, tariffs and freight rates.

Contract pricing for raw materials and equipment used in the fabrication and assembly processes, as well as for foundry and subcontract assembly services, can also be impacted by currency controls, exchange rate fluctuations and currency devaluations. This could have a significant impact on the prices of the combined company’s products if its competitors offer products at significantly lower prices in an effort to maximize cash flows to finance short-term, dollar denominated obligations; such devaluation could also impact the competitive position of ICS’s customers in Taiwan and elsewhere, which could impact the combined company’s sales.

Finally, in support of IDT’s international operations, a portion of IDT’s cash and investment portfolio resides offshore. At April 3, 2005, IDT had cash and investments of approximately $55.0 million invested overseas in accounts belonging to various IDT foreign operating entities. At April 2, 2005, ICS had cash and investments of approximately $188.7 million invested overseas. A portion of ICS’s cash and investment portfolio includes amounts which have been permanently reinvested into its Singapore operations. While these amounts are primarily invested in US dollars, a portion is held in foreign currencies, and all offshore balances are exposed to local political, banking, currency control and other risks.

The combined company will depend on the ability of its personnel, raw materials, equipment and products to move reasonably unimpeded around the world.

Any political, military, world health (e.g., SARS) or other issue which hinders this movement or restricts the import or export of materials could lead to significant business disruptions. Furthermore, any strike, economic failure or other material disruption on the part of major airlines or other transportation companies could also adversely affect the combined company’s ability to conduct business. If such disruptions result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending on information technology, or directly impact the combined company’s marketing, manufacturing, financial and logistics functions, the combined company’s results of operations and financial condition could be materially adversely affected.

Each of the IDT common stock and the ICS common stock has experienced substantial price volatility, and such volatility may continue in the future for the combined company.

The price volatility of each of the IDT common stock and the ICS common stock may occur in the future for the combined company, particularly as a result of quarter-to-quarter variations in the actual or anticipated financial results of the combined company, other semiconductor companies or the combined company’s customers. Stock price volatility may also result from product announcements by the combined company’s competitors or from changes in perceptions about the various types of products that the combined company manufactures and sells. In addition, the combined company’s stock price may fluctuate due to price and volume fluctuations in the stock market, especially in the technology sector.

IDT has authorized the use of a substantial amount of its cash in connection with the merger, and this use of funds may limit the combined company’s ability to complete other transactions and may not be the most advantageous use for these funds.

At the effective time of the merger, each share of common stock of ICS issued and outstanding prior to the effective time will be cancelled and converted into the right to receive $7.25 in cash and 1.3 shares of IDT common stock. In addition, holders of outstanding ICS options, whether or not vested or exercisable, with an exercise price per share that is less than $7.25 plus the product of 1.3 times the average closing price of IDT common stock for the five trading days ending on the second trading day prior to the effective time of the merger will receive, in respect of each option to acquire one share of ICS common stock, an amount of cash, without interest, equal to the excess of such per share merger consideration value over the exercise price of such options. In addition, each outstanding share of ICS restricted common stock will become fully vested and the holders of such shares of ICS restricted common stock will receive $7.25 in cash and 1.3 shares of IDT common stock for each share of ICS restricted common stock held. As of July 1, 2005, based on an aggregate of 70,194,776 shares of ICS common stock outstanding, the aggregate total of such rights to receive cash is approximately $509.2 million. The payment of the cash portion of the merger consideration will use a significant portion of IDT’s cash and will result in a significant reduction in the amount of cash that is expected to be held by the combined company upon the consummation of the merger. In addition, many of the transaction expenses related to the merger will require the expenditure of additional cash. While the combined company is still expected to have a significant amount of cash following the merger, the reduction in cash from these uses of cash could limit the combined company’s future flexibility to complete acquisitions of products, technologies or businesses from third parties, or make investments in research and development or other aspects of the combined company’s operations, that might be in the combined company’s best interests.

The combined company may acquire other companies and technologies which could adversely affect its operating performance, and it may have difficulty integrating other acquired companies and technologies.

In addition to the proposed merger, as part of the combined company’s business strategy, it may from time to time acquire products, technologies or businesses from third parties, which presents a number of potential risks and issues which may include, but are not limited to: diversion of management attention while they identify and negotiate these acquisitions; requirement to develop expertise outside the combined company’s existing business; use of substantial cash resources which will have decreased upon consummation of the merger; incurrence or assumption of debt obligations; or issuance of additional equity. If the combined company issues additional equity, the combined company may dilute its common stock with securities that have an equal or a senior interest in the combined company. Acquired entities also may have unknown liabilities, and the combined entity may not achieve the results that were anticipated at the time of the acquisition. IDT acquired Zettacom, Inc. in fiscal 2005 and certain technologies from IBM in fiscal 2004. In addition, IDT acquired Newave Semiconductor Corp. and Solidum Systems Corp. in fiscal 2002 and 2003. ICS acquired Micro Networks Corporation in fiscal 2002. Failure to successfully integrate acquired companies and technologies into its business could adversely affect the combined company’s results of operations. Integration risks and issues may include, but are not limited to, key personnel retention and assimilation, management distraction, technology development, retention of business relationships with suppliers and customers of the acquired company, amortization of intangible assets, write-offs, stock-based compensation and other charges relating to the acquired business and acquisition costs and unexpected costs and liabilities, including goodwill impairment charges.

If the combined company’s stockholders sell substantial amounts of the combined company’s common stock, the market price of the combined company’s common stock may fall.

If the combined company’s stockholders sell substantial amounts of the combined company common stock, the market price of the combined company’s common stock may fall. These sales also might make it more difficult for the combined company to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Provisions of Delaware law or the combined company’s charter documents and stockholder rights plan could delay or prevent an acquisition of the combined company, even if the acquisition would be beneficial to the combined company’s stockholders, and could make it more difficult for the combined company’s stockholders to change management.

Provisions of the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove the combined company’s current management.

These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by (i) the Chairman of the board of directors, (ii) the Chief Executive Officer, (iii) the President or (iv) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement that not less than 75% of all outstanding shares of the combined company’s capital stock entitled to vote on the election of directors approve any merger, consolidation, sale, acquisition or other business combination where one party to the transaction is a stockholder beneficially owning 10% or more of the combined company’s voting stock, including the approval of at least 66 2/3 % of the shares entitled to vote who are not 10% or greater stockholders of the combined company; and

•	the authority of the board of directors of the combined company to issue preferred stock with such terms as the board of directors may determine.

As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of the combined company’s common stock.

In addition, in December 1998, IDT adopted a stockholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire the combined company to negotiate with the combined company’s board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in the combined company’s outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over the prevailing market prices for the combined company’s common stock.

FORWARD-LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain, in addition to statements of historical fact, certain forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements relate to, among other things, the proposed merger and the combined company and involve risk and uncertainty. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and potential investors should not place undue reliance on IDT’s and ICS’s forward-looking statements. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in this joint proxy statement/prospectus and in other documents filed with the SEC by either IDT or ICS. Forward-looking statements are based on information available to management at the time made, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the anticipated cost savings and any other synergies from the merger may not be fully realized, if at all, or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; merger costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors described in the “Risk Factors” section of this joint proxy statement/prospectus and in IDT’s Annual Report on Form 10-K for fiscal year ended April 3, 2005 in Item 7 under “Factors Affecting Future Results,” and Item 7A “Qualitative and Quantitative Disclosures about Market Risk,” in ICS’s Annual Report on Form 10-K for fiscal year ended July 3, 2004 in Item 1 under “Factors That May Affect Future Results” and Item 7A “Qualitative and Quantitative Disclosures about Market Risk,” in IDT’s other SEC reports, including future SEC reports, and ICS’s other SEC reports, including future SEC reports. Neither IDT nor ICS assumes any responsibility to update any forward-looking statements as a result of new information or future developments.

SPECIAL MEETING OF IDT STOCKHOLDERS

General

IDT is furnishing this joint proxy statement/prospectus to holders of IDT common stock in connection with the solicitation of proxies by the IDT board of directors for use at the special meeting of IDT stockholders to be held on September 15, 2005, and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to stockholders of IDT on or about August 15, 2005. In addition, this joint proxy statement/prospectus is being furnished to the ICS stockholders as a prospectus for IDT in connection with the issuance by IDT of shares of IDT common stock to ICS stockholders in connection with the merger.

Date, Time and Place

The special meeting of IDT stockholders will be held on September 15, 2005, at 10:30 a.m. local time at 6024 Silver Creek Valley Road, San Jose, California.

Purpose of IDT Special Meeting

At the special meeting, IDT is asking holders of IDT common stock to: (1) approve the issuance of IDT common stock in connection with the merger (IDT Proposal 1) and (2) approve an amendment to IDT’s 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares (IDT Proposal 2). IDT is also asking holders of IDT common stock to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of either of IDT Proposal 1 or IDT Proposal 2. In addition, IDT may transact any other business that may be properly brought before the special meeting or any adjournment or postponement thereof.

The IDT special meeting of stockholders is separate from the IDT annual meeting of stockholders. IDT stockholders will receive a proxy statement and proxy card for the IDT annual meeting and this joint proxy statement/prospectus and a proxy card for the IDT special meeting. Accordingly, IDT stockholders who wish to vote at the IDT special meeting of stockholders and the IDT annual meeting of stockholders must complete, sign, date and return the separate proxy cards for each of the IDT special meeting and the IDT annual meeting.

Recommendation of the IDT Board of Directors

The IDT board of directors has determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, IDT. The IDT board of directors approved the merger agreement, the merger and the issuance of IDT common stock in the merger and recommends that stockholders of IDT vote FOR approval of the issuance of shares of IDT common stock in the merger and FOR approval of the amendment to the IDT 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares. See “IDT Board of Directors’ Reasons for the Merger” on page 59.

Record Date; Outstanding Shares

IDT has fixed the close of business on August 8, 2005, as the record date for determination of IDT stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on August 8, 2005, there were 107,897,753 shares of IDT common stock outstanding and entitled to vote, held by approximately 810 holders of record.

Quorum and Vote of IDT Stockholders Required

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the IDT special meeting if a majority of the shares entitled to vote on the matter to be addressed at the meeting are represented in person or by proxy. If a quorum is not present at the IDT special meeting, IDT expects to propose that the meeting be adjourned or postponed to solicit additional proxies. Votes will be counted by the inspector of election appointed for the meeting, who will separately tabulate “FOR” and “AGAINST” votes and abstentions. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

To be approved, IDT Proposal 1, the issuance of shares of IDT common stock in the merger, must receive a “FOR” vote from a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, either in person or by proxy, assuming a quorum is present at the special meeting. Abstentions will be considered present for the purposes of establishing a quorum and will count as votes “AGAINST” IDT Proposal 1. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect with respect to IDT Proposal 1.

THE MERGER WILL NOT BE COMPLETED UNLESS IDT STOCKHOLDERS APPROVE IDT PROPOSAL 1

In order to grant the replacement stock options under the 2004 Equity Plan for certain ICS directors, officers and employees who will continue to be employed by IDT, as contemplated in the merger agreement, IDT is proposing to amend its 2004 Equity Plan to increase the number of shares authorized for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares. To be approved, IDT Proposal 2, the amendment to the IDT 2004 Equity Plan to increase the number of shares reserved for issuance thereunder, must receive a “FOR” vote from a majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting, either in person or by proxy. Abstentions will be considered present for the purposes of establishing a quorum and will count as votes “AGAINST” IDT Proposal 2. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect with respect to IDT Proposal 2.

Voting by IDT Directors and Executive Officers

As of the record date for the special meeting, the current directors and executive officers of IDT, as a group, beneficially owned and were entitled to vote approximately 57,325 shares of IDT common stock, or less than 1.0% of the outstanding shares of IDT’s common stock on that date. ICS has entered into voting agreements with IDT’s directors and executive officers, as more fully described on page 115 and, to IDT’s knowledge, directors and executive officers of IDT and their affiliates intend to vote their shares of IDT common stock in favor of the proposals described in the preceding paragraphs. IDT cannot predict with certainty how other stockholders of IDT will vote on the proposals. A more detailed description of the ownership of IDT common stock by certain beneficial owners and IDT’s directors and executive officers is set forth on page 161.

Voting of Proxies

You may vote by proxy or in person at the IDT special meeting.

Voting in Person

If you plan to attend the IDT special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting.

However, whether or not you expect to attend the special meeting of IDT’s stockholders in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed envelope or submit your voting instructions over the internet or by telephone if that option is available to you.

Voting by Proxy

IDT requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to IDT, regardless of whether or not you expect to attend the IDT special meeting in person. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to IDT in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. Any proxy that is signed, dated and returned using the form of proxy enclosed and which is not marked as to a particular item will be voted as follows: (1) FOR the issuance of IDT common stock in connection with the merger; and (2) FOR the amendment of the IDT 2004 Equity Plan to increase the authorized number of shares of IDT common stock reserved for issuance thereunder by 17,000,000 shares to a new total of 19,500,000 shares. Properly executed proxies that are not marked with respect to the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the other proposals, other than proxies voting against the issuance of IDT common stock in connection with the merger, will also be voted for any adjournment or postponement of IDT’s special meeting of stockholders for the purpose of soliciting additional votes to approve IDT Proposal 1 and IDT Proposal 2, if necessary.

Shares Held in Street Name

Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other nominee to vote your shares. The broker, bank or nominee holding your shares may allow you to deliver your voting instructions by telephone or over the internet. IDT stockholders whose shares are held by a bank, broker or other nominee should refer to their voting instruction card forwarded by the bank, broker or other nominee holding their shares. If your voting instruction card does not include telephone or internet instructions, please complete and return your voting instruction card by mail.

Brokers, banks or other nominees who hold shares of IDT common stock in “street name” for a beneficial owner of those shares typically have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the issuance of IDT common stock in connection with the merger and approval of an amendment to the IDT 2004 Equity Plan to increase the number of shares of common stock reserved for issuance thereunder, without specific instructions from the beneficial owner. These non-voted shares are referred to as broker non-votes. If your broker holds your IDT common stock in “street name,” your broker will vote your shares on “non-routine” proposals only if you provide instructions on how to vote by in accordance with the voting instruction card forwarded by your bank, broker or other nominee holding your shares.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to use by delivering to the Secretary of IDT at its principal executive offices, 6024 Silver Creek Valley Road, San Jose, California 95138, a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting in person and revoking the proxy by signing a notice of revocation. Attendance at the special meeting does not by itself constitute the revocation of a proxy. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. Please contact your broker, bank or other nominee and follow its directions in order to change your vote or revoke your proxy.

Proxy Solicitation

IDT is soliciting proxies from the IDT stockholders for the IDT special meeting. ICS and IDT will each pay one-half of the cost of solicitation of proxies from their stockholders, including preparation, assembly, printing and mailing of this joint proxy statement/prospectus and the proxy cards. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of IDT common stock beneficially owned by others to forward to such beneficial owners. IDT may reimburse persons representing beneficial owners of IDT common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by IDT’s directors, officers and employees and MacKenzie Partners, Inc., in person or by telephone, telegram or other means of communication. No additional compensation for soliciting proxies will be paid to directors, officers or regular employees of IDT for such services, but MacKenzie Partners, Inc. will be paid a fee of approximately $8,500 for soliciting proxies on behalf of IDT and ICS.

Other Business; Adjournments

IDT does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the IDT special meeting. However, if other matters are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters unless such discretionary authority is withheld.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the shares present in person or by proxy and entitled to vote at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. IDT does not currently plan to seek an adjournment of the special meeting unless it is necessary to solicit additional proxies in favor of any of the IDT proposals.

Stockholder Proposals

Proposals by stockholders submitted pursuant to Rule 14a-8 under the Exchange Act to be presented at IDT’s 2006 annual meeting of stockholders must have been received by IDT at its principal executive offices no later than March 31, 2006, in order to be considered for inclusion in IDT’s proxy materials for that meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the IDT special meeting, please contact:

Integrated Device Technology, Inc.

Attention: Investor Relations

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 284-8200

SPECIAL MEETING OF ICS STOCKHOLDERS

General

ICS is furnishing this joint proxy statement/prospectus to holders of ICS common stock in connection with the solicitation of proxies by the ICS board of directors for use at the ICS special meeting of stockholders to be held on September 15, 2005, and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to stockholders of ICS on or about August 15, 2005. In addition, this joint proxy statement/prospectus is being furnished to the IDT stockholders as a prospectus for IDT in connection with the issuance by IDT of shares of IDT common stock to ICS stockholders in connection with the merger.

Date, Time and Place

The ICS special meeting of stockholders will be held on September 15, 2005, at 10:30 a.m. local time at ICS’s principal executive offices located at 2435 Boulevard of The Generals, Norristown, Pennsylvania.

Purpose of ICS Special Meeting

At the special meeting, ICS is asking holders of ICS common stock to adopt the Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a wholly-owned subsidiary of IDT and ICS (“ICS Proposal 1”). ICS is also asking holders of ICS common stock to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of ICS Proposal 1. ICS may also transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Recommendation of the ICS Board of Directors

The ICS board of directors has determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, ICS and its stockholders. The ICS board of directors has approved the merger agreement and the merger and recommends that ICS’s stockholders vote FOR the adoption of the merger agreement. See “ICS Board of Directors’ Reasons for the Merger” on page 72.

Record Date; Outstanding Shares

ICS has fixed the close of business on August 8, 2005 as the record date for determination of ICS stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on August 8, 2005, there were 70,237,887 shares of ICS common stock outstanding and entitled to vote, held by approximately 227 holders of record.

Quorum and Vote of ICS Stockholders Required

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the ICS special meeting if stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast on a particular matter to be acted upon at the special meeting are represented in person or by proxy, assuming a quorum is present at the special meeting. If a quorum is not present at the ICS special meeting, ICS expects to propose that the meeting be adjourned or postponed to solicit additional proxies. Votes will be counted by the inspector of election appointed for the meeting, who will separately tabulate “FOR” and “AGAINST” votes and abstentions. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The affirmative vote of a majority of the votes cast by ICS stockholders entitled to vote at the ICS special meeting is required to adopt the merger agreement. Abstentions and broker non-votes will not constitute votes cast and, therefore, will have no effect with respect to the adoption of the merger agreement.

THE MERGER WILL NOT BE COMPLETED UNLESS ICS STOCKHOLDERS APPROVE ICS PROPOSAL 1

Voting by ICS Directors and Executive Officers

As of the record date for the special meeting, the current directors and executive officers of ICS, as a group, beneficially owned and were entitled to vote approximately 232,319 shares of ICS common stock, or less than 1.0% of the outstanding shares of ICS’s common stock on that date. IDT has entered into voting agreements with ICS’s directors and executive officers, as more fully described on page 115 and, to ICS’s knowledge, directors and executive officers of ICS and their affiliates intend to vote their shares of ICS common stock in favor of the proposals described in the preceding paragraphs. ICS cannot predict with certainty how other stockholders of ICS will vote on the proposals. A more detailed description of the ownership of ICS common stock by certain beneficial owners and ICS’s directors and executive officers is set forth on page 163.

Voting of Proxies

You may vote by proxy or in person at the ICS special meeting.

Voting in Person

If you plan to attend the ICS special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting.

However, whether or not you expect to attend the special meeting of ICS’s stockholders in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed envelope or submit your voting instructions over the internet or by telephone if that option is available to you.

Voting by Proxy

ICS requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to ICS, regardless of whether or not you expect to attend the ICS special meeting in person. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to ICS in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. Any proxy that is signed, dated and returned using the form of proxy enclosed and which is not marked as to a particular item will be voted FOR the adoption of the merger agreement. Properly executed proxies that are not marked with respect to the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the other proposal, other than proxies voting against the adoption of the merger agreement, will also be voted for any adjournment or postponement of ICS’s special meeting of stockholders for the purpose of soliciting additional votes to approve adoption of the merger agreement, if necessary.

Shares Held in Street Name

Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other nominee to vote your shares. The broker, bank or nominee holding your shares may allow you to deliver your voting instructions by telephone or over the internet. ICS stockholders whose shares are held by a bank, broker or other nominee should refer to their voting instruction card forwarded by the bank, broker or other nominee holding their shares. If your voting instruction card does not include telephone or internet instructions, please complete and return your voting instruction card by mail.

Broker, banks or other nominees who hold shares of ICS common stock in “street name” for a beneficial owner of those shares typically have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the adoption of the merger agreement. These non-voted shares are referred to as broker non-votes. If your broker holds your ICS common stock in “street name,” your broker will vote your shares on “non-routine” proposals only if you provide instructions on how to vote by in accordance with the voting instruction card forwarded by your bank, broker or other nominee holding your shares.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to use by delivering to the Secretary of ICS at its principal executive offices, 2435 Boulevard of The Generals, Norristown, Pennsylvania 19043, a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting in person and revoking the proxy by signing a notice of revocation. Attendance at the special meeting does not by itself constitute the revocation of a proxy. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. Please contact your broker, bank or other nominee and follow its directions in order to change your vote or revoke your proxy.

Proxy Solicitation

ICS is soliciting proxies from the ICS stockholders for the ICS special meeting. ICS and IDT will each pay one-half of the cost of solicitation of proxies from their stockholders, including preparation, assembly, printing and mailing of this joint proxy statement/prospectus and the proxy cards. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of ICS common stock beneficially owned by others to forward to such beneficial owners. ICS may reimburse persons representing beneficial owners of ICS common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by ICS’s directors, officers and employees and MacKenzie Partners, Inc., in person or by telephone, telegram or other means of communication. No additional compensation for soliciting proxies will be paid to directors, officers or regular employees of ICS for such services, but MacKenzie Partners, Inc. will be paid its customary fee of approximately $8,500 for soliciting proxies on behalf of IDT and ICS.

Other Business; Adjournments

ICS does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the ICS special meeting. However, if other matters are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters unless such discretionary authority is withheld.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes cast on the motion to adjourn by ICS stockholders entitled to vote who are present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. ICS does not currently plan to seek an adjournment of the special meeting unless it is necessary to solicit additional proxies in favor of any of the ICS proposals.

Stockholder Proposals

Proposals by stockholders submitted pursuant to Rule 14a-8 under the Exchange Act to be presented at ICS’s 2005 annual meeting of stockholders must have been received by ICS at its principal executive offices no later than May 31, 2005 in order to be considered for inclusion in ICS’s proxy materials for that meeting. However, ICS does not currently expect to hold a 2005 annual meeting of stockholders because ICS does not expect to be a separate public company if the merger has been completed at that time.

Assistance

If you need assistance in completing your proxy card or have questions regarding the ICS special meeting, please contact:

Integrated Circuit Systems, Inc.

Attention: Investor Relations

2435 Boulevard of The Generals

Norristown, Pennsylvania 19043

(610) 630-5300

IDT PROPOSAL ONE AND

ICS PROPOSAL ONE—THE MERGER

IDT PROPOSAL ONE	ICS PROPOSAL ONE

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN CONNECTION WITH THE MERGER	ADOPTION OF THE MERGER AGREEMENT

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. While IDT and ICS believe that the description covers the material terms of the merger and the merger agreement, this summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents to which IDT and ICS refer, including the merger agreement that is attached as Annex A, for a more complete understanding of the merger and the merger agreement.

Structure of the Merger

Pursuant to the merger agreement, ICS will merge with and into Colonial Merger Sub I, Inc., a wholly-owned subsidiary of IDT, with Colonial Merger Sub I, Inc. surviving the merger as a wholly-owned subsidiary of IDT. Following the merger, the directors of Colonial Merger Sub I, Inc. immediately preceding the effective time of the merger will be the directors of the surviving corporation, and the officers of Colonial Merger Sub I, Inc. immediately preceding the effective time of the merger will be the officers of the surviving corporation. Following the effective time of the merger, the legal existence of ICS will cease.

Background of the Merger

The management and boards of directors of each of ICS and IDT routinely review their company’s respective market positions in light of the changing competitive environment of the semiconductor industry with the objective of determining what strategic alternatives are available to enhance stockholder value. The management of IDT and the management of ICS have therefore had discussions from time to time with other companies to explore opportunities to improve their company’s respective market positions, including through potential acquisitions or dispositions of assets, joint ventures and other strategic transactions. The provisions of the merger agreement are the result of arms’-length negotiations conducted among representatives of ICS and IDT and their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded the execution of the merger agreement and certain events thereafter.

Members of IDT’s senior management and ICS’s senior management had conversations with each other with respect to exploring a potential strategic transaction between the two companies over a number of years, but discussions related to this transaction only began in November 2004.

On October 14, 2004, at a regularly scheduled meeting of the IDT board of directors, the board of directors discussed several strategic alternatives, including a potential business combination with ICS. The board authorized IDT’s management to consider a range of strategic alternatives for IDT, including a possible business combination with ICS.

In early November, Greg Lang, IDT’s President and Chief Executive Officer, called Hock Tan, ICS’s President and Chief Executive Officer, to arrange a meeting to explore a possible combination between IDT and ICS.

On November 23, 2004, Clyde Hosein, IDT’s Vice President and Chief Financial Officer, met with Mr. Tan in San Jose, California to explore a possible business combination between IDT and ICS. Mr. Hosein and Mr. Tan discussed potential business synergies which could be created by such a business combination and explored potential management roles in a combined company.

On December 1, 2004, Mr. Tan met with Mr. Lang and Mr. Hosein in Phoenix, Arizona to continue discussions regarding a potential business combination between IDT and ICS.

On January 11, 2005, Mr. Hosein and Justine Lien, ICS’s Vice President of Finance and Chief Financial Officer, met at ICS’s San Jose, California offices to continue discussions regarding a potential business combination, including evaluation of potential business synergies, potential management roles in a combined company and terms of the mutual non-disclosure agreement.

In early January 2005, Mr. Hosein sent a draft mutual non-disclosure agreement to Ms. Lien. Following the negotiation of its contents and in contemplation of the potential exchange of non-public information between the parties in connection with the potential business combination, IDT and ICS signed the mutual non-disclosure agreement on January 13, 2005.

On January 14, 2005, Mr. Hosein and Ms. Lien had a teleconference discussion to explore possible areas of operating synergies and the magnitude of available manufacturing synergies between IDT and ICS.

Over the course of the remainder of the month of January 2005 and through February 2005, Mr. Hosein and Ms. Lien exchanged correspondence, including certain financial information about their respective companies, and discussed a proposed business combination between ICS and IDT with their respective legal and financial advisors.

On January 20, 2005, at a regularly scheduled meeting of the IDT board of directors, the board of directors discussed several strategic alternatives, including the status of preliminary discussions with ICS to explore a potential business combination. The board of directors reviewed an analysis provided by Morgan Stanley regarding possible scenarios for stockholder ownership of a combined company in connection with a business combination with ICS. After extensive discussion, the board of directors directed management to deliver to ICS a preliminary, non-binding term sheet that contemplated a business combination, together with an exclusivity agreement. The IDT board of directors established a strategic transaction committee to review and evaluate strategic, financial and due diligence matters related to a potential business combination with ICS. The strategic transaction committee consists of non-employee directors Ken Kannappan, John Schofield and Ron Smith. The board of directors authorized IDT’s management to modify and replace certain of the terms in its existing engagement of Morgan Stanley as a financial advisor to consider a range of strategic alternatives for IDT, including a potential business combination with ICS.

Also on January 20, 2005, at a regularly scheduled meeting of the ICS board of directors, the board of directors discussed several strategic alternatives, including the status of preliminary discussions with IDT to explore a potential business combination. In addition, the board of directors discussed alternative strategic transactions, including a potential acquisition of a smaller company by ICS that would increase the breadth of ICS’s products but which would pose significant integration challenges. After discussion, the board of directors authorized management to continue to hold discussions with both the potential target of the acquisition transaction and IDT.

On January 20, 2005, IDT engaged Latham & Watkins LLP (“Latham & Watkins”), IDT’s principal outside legal advisors, to provide advice with respect to a potential business combination with ICS.

On February 8, 2005, Messrs. Lang and Tan met in Santa Clara, California and continued their discussions regarding a potential business combination, including the possible management structure of a combined company.

Also on February 8, 2005, representatives of IDT sent a preliminary, non-binding term sheet and exclusivity agreement to Mr. Tan as directed by IDT’s board.

On February 18, 2005, ICS engaged Lehman Brothers Inc. (“Lehman Brothers”) as its financial advisor to assist the ICS board of directors and management in evaluating the proposed business combination with IDT.

On February 18, 2005, IDT’s special transaction committee held a conference call to review the terms of IDT’s proposal presented to ICS on February 8, 2005. Representatives of Morgan Stanley and Latham & Watkins participated in the meeting.

On February 23, 2005, IDT terminated its March 25, 2003 engagement letter and entered into a new engagement letter with Morgan Stanley as its exclusive financial advisor to assist the IDT board of directors and management in evaluating the proposed business combination with ICS and to deliver a written opinion to IDT’s board of directors as to the fairness, from a financial point of view, of the consideration to be paid or the exchange ratio to be employed in connection with the proposed business combination.

On February 24, 2005, at a special meeting of the ICS board of directors, the board of directors discussed updates on the business combination transactions being considered by the board of directors, including the terms of the proposed business combination transaction with IDT reflected in the non-binding term sheet sent by IDT. After discussion, the board of directors authorized management to continue to hold discussions with IDT and to respond to IDT with a counterproposal. A representative of Kirkland & Ellis, ICS’s outside legal advisors, attended the meeting.

Following the meeting, Mr. Tan sent correspondence to Mr. Lang responding to IDT’s preliminary non-binding term sheet and proposing several alternative terms for IDT’s consideration.

On February 25, 2005, IDT’s special transaction committee held a conference call to review and evaluate ICS’s response to IDT’s preliminary non-binding term sheet initially delivered on February 8, 2005. After deliberation regarding the merits of ICS’s response, the special transaction committee directed Morgan Stanley to contact Lehman Brothers to discuss terms for the proposed business combination with ICS. Representatives of Morgan Stanley and Latham & Watkins attended the meeting.

On March 2, 2005, Mr. Tan, Ms. Lien and Mr. Lang met to discuss a potential business combination of IDT and ICS, including the potential ownership and management of the combined company. In addition, representatives of Latham & Watkins and representatives of Kirkland & Ellis participated in a conference call to discuss potential deal structures for a business combination between IDT and ICS and other terms of the preliminary non-binding term sheet.

On March 3, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT, after which it authorized management to continue to hold discussions with IDT and to respond to IDT with a counterproposal to the preliminary non-binding term sheet. A representative of Kirkland & Ellis attended the meeting

On March 7, 2005, Messrs. Lang and Tan met during a semiconductor conference in California and continued their discussions regarding a potential business combination, including the possible board composition of a combined company.

On March 9, 2005, at a meeting of IDT’s special transaction committee held via conference call, representatives of Morgan Stanley provided the committee with an update of their discussions with Lehman Brothers, after which the committee determined that it would report on the status of discussions with ICS at a special meeting of the IDT board of directors. Representatives of Latham & Watkins also participated in this meeting.

On March 14, 2005, at a special meeting of the IDT board of directors, representatives of Morgan Stanley provided the board of directors with an update on IDT’s strategic, market and financial position within its market and reported on its discussions with Lehman Brothers. Morgan Stanley also reviewed the impact on the combined company’s financial position of the proposed business combination with ICS in which a portion of the transaction consideration was cash, which ICS had suggested would be an important element of the merger consideration to its stockholders. The board of directors discussed the potential merits and risks of a business combination with ICS in light of Morgan Stanley’s analysis. After extensive discussion, the board of directors directed management to deliver to ICS management a revised preliminary, non-binding term sheet that contemplated a business combination between the parties. A representative of Latham & Watkins also attended the meeting.

On March 15, 2005, a revised preliminary, non-binding term sheet was delivered by Mr. Lang to Mr. Tan as directed by the IDT board of directors.

On March 17, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT. After discussion, the ICS board of directors directed Mr. Tan to deliver to IDT a response to the March 15, 2005 draft of the preliminary non-binding term sheet.

On March 18, 2005, Mr. Tan delivered to Mr. Lang a response to the March 15, 2005 preliminary non-binding term sheet.

On March 21, 2005, IDT’s special transaction committee held a conference call to review and evaluate ICS’s response to IDT’s preliminary non-binding term sheet delivered on March 15, 2005, including a proposal for increased merger consideration and as to board composition and structure. After deliberation regarding the merits of ICS’s response, the special transaction committee directed Mr. Lang to contact Mr. Tan to discuss ICS’s response and potential terms for the proposed business combination with ICS and to proceed to deliver a modified preliminary non-binding term sheet to ICS. Representatives of Morgan Stanley and Latham & Watkins attended this meeting.

On March 22, 2005, Mr. Hosein delivered a revised preliminary, non-binding term sheet to Ms. Lien as directed by IDT’s special transaction committee.

On March 24, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT. After discussion, the board of directors authorized management to continue to hold discussions with IDT and to deliver to IDT a response to IDT’s preliminary non-binding term sheet. A representative of Kirkland & Ellis attended the meeting.

On March 25, 2005, Mr. Tan delivered to Mr. Lang a response to the March 22, 2005 preliminary non-binding term sheet.

On March 28, 2005, IDT’s special transaction committee held a conference call to review and evaluate ICS’s response to IDT’s preliminary non-binding term sheet delivered on March 22, 2005. After deliberation regarding the merits of ICS’s response, the special transaction committee directed IDT management to prepare a modified preliminary non-binding term sheet to be delivered to ICS. Representatives of Morgan Stanley and Latham & Watkins attended the meeting.

On March 30, 2005, Mr. Lang delivered a revised preliminary, non-binding term sheet to Mr. Tan as directed by IDT’s special transaction committee.

On April 1, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT. After discussion, the board authorized management to continue to hold discussions with IDT and to deliver to IDT a response to IDT’s preliminary non-binding term sheet. A representative of Kirkland & Ellis attended the meeting.

On April 2, 2005, Mr. Tan delivered to Mr. Lang a response to the March 22, 2005 preliminary non-binding term sheet.

On April 5, 2005, IDT’s special transaction committee held a conference call to review and evaluate ICS’s response to IDT’s preliminary non-binding term sheet delivered on March 30, 2005. Representatives of Morgan Stanley reviewed financial information related to the proposed business combination. After deliberation regarding the merits of ICS’s response and further analysis of the financial information presented by Morgan Stanley, the special transaction committee directed IDT’s management to prepare a modified preliminary non- binding term sheet and deliver such term sheet to ICS. The special transaction committee directed Mr. Smith, an IDT director, to meet with personnel at IDT to evaluate possible implications for IDT’s manufacturing operations as a result of the proposed business combination. Representatives of Morgan Stanley and Latham & Watkins attended the meeting.

On April 8, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with the potential acquisition target and IDT. After discussion, the board of directors authorized management to continue to hold discussions with both the potential target of the acquisition transaction and IDT. However, the board of directors determined that, based on the current terms of each proposed transaction and based on the greater execution risks posed by the proposed acquisition transaction, the proposed business combination transaction with IDT was more likely to lead to increased value for the stockholders of ICS. Accordingly, the board of directors authorized ICS’s management to focus more of its attention on the proposed transaction with IDT and to enter into exclusive negotiations with IDT on mutually acceptable terms. Representatives of Lehman Brothers and Kirkland & Ellis attended the meeting.

On April 11, 2005, Mr. Hosein delivered a revised preliminary, non-binding term sheet to Mr. Tan and Ms. Lien as directed by IDT’s special transaction committee.

On April 15, 2005, IDT and ICS entered into an exclusivity agreement pursuant to which both parties agreed to enter into discussions regarding a potential business combination between the two companies and not to participate in any negotiations with any other party regarding any acquisition of IDT or ICS for 35 days.

On April 22, 2005, Chuen-Der Lien, IDT’s Vice President and Chief Technical Officer, Dan Clementi, ICS’s Chief Technical Officer, and other IDT and ICS personnel met at IDT’s Santa Clara, California headquarters to discuss design and process issues related to the use of IDT’s manufacturing facilities for ICS’s technology and the potential cost synergies that would result.

During the week of April 25, 2005, representatives of Latham & Watkins, representatives of IDT and its advisors visited a data room established by ICS at its headquarters in Norristown, Pennsylvania to commence a legal financial and accounting due diligence review of ICS on behalf of IDT. During the week of April 25, 2005, representatives of Kirkland & Ellis, representatives of Lehman Brothers and other advisors of ICS visited a data room established by IDT at its headquarters in Santa Clara, California to commence a legal, financial and accounting due diligence review of IDT on behalf of ICS. The due diligence reviews conducted by representatives and advisors of IDT and ICS continued for several weeks after these visits to the data rooms.

On April 25-26, 2005, Messrs. Lang, Tan, Hosein, Phil Bourekas, the Vice President of IDT Worldwide Marketing, and Jimmy Lee, the Vice President of IDT’s Timing Solutions and Telecom division, and Ms. Lien met at ICS’s Norristown, Pennsylvania facilities. The meetings focused both on business overviews of each company and on integration considerations for the proposed business combination between IDT and ICS. The information provided at these meetings was intended to allow for financial modeling for a potential business combination. During the meetings, executives from each of IDT and ICS reviewed financial performance information, current market expectations, product line and organizational structure overviews, facilities, high level operational details and business models for their respective companies.

On April 27, 2005, Latham & Watkins distributed the first draft of a merger agreement to Kirkland & Ellis.

On April 28, 2005, at a regularly scheduled meeting of the IDT board of directors, the board of directors discussed the status of discussions with ICS. The board of directors reviewed analysis provided by Morgan Stanley regarding possible scenarios for stockholder ownership of a combined company in connection with a business combination with ICS. After extensive discussion, the board of directors directed management to continue to negotiate a definitive merger agreement.

On May 4, 2005, at a regularly scheduled meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT.

On May 4, 2005, Messrs. Lang and Tan met in Santa Clara, California and continued their discussions regarding the proposed business combination, including strategies for retaining key employees in a combined company.

On May 5, 2005, Messrs. Lang, Tan, Lee, Bourekas and Hosein met in Santa Clara, California and engaged in extensive discussions regarding a potential business combination. Representatives from Morgan Stanley and Lehman Brothers joined portions of this meeting.

On May 6, 2005, Kirkland & Ellis sent ICS’s comments to the first draft of the merger agreement to Latham & Watkins.

From May 2, 2005 to June 15, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other, and representatives of each company’s management, legal advisors and financial advisors engaged in a series of discussions relating to the terms of the merger agreement and exchanged several drafts of the merger agreement and ancillary agreements related to the merger agreement.

On May 11, 2005, Messrs. Lang and Tan met in Santa Clara, California and continue discussions regarding the proposed business combination, including issues in the draft merger agreement. Also on May 11, 2005, Latham & Watkins distributed a revised draft of the merger agreement to Kirkland & Ellis.

On May 12, 2005, at a special meeting of the IDT board of directors, Mr. Lang updated the members of IDT’s board of directors on the status of the negotiations with ICS. In addition, members of management and representatives of Latham & Watkins reviewed the material terms of the draft merger agreement and the status of the due diligence that had been performed with respect to ICS as of that date. Mr. Tan joined the board meeting in progress and the IDT board of directors and Mr. Tan discussed business and management issues related to the proposed business combination.

On May 13, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board on the progress of discussions with IDT, including the open issues related to the merger agreement. After discussion, the board authorized management to continue to hold discussions with IDT. In addition, representatives of Lehman Brothers presented their report to the board of directors regarding the financial condition of IDT, representatives of Kirkland & Ellis presented a report on their findings from the legal due diligence review of IDT and management presented a report from PricewaterhouseCoopers to the board relating to the accounting due diligence review of IDT.

On May 14, 2005, at a special meeting of the IDT board of directors, Mr. Lang updated the members of the IDT board of directors on the status of the negotiations with ICS. Also on May 14, 2005, Kirkland & Ellis sent ICS’s comments to the second draft of the merger agreement to Latham & Watkins.

On each of May 15, 18 and 19, 2005, representatives of Latham & Watkins and Kirkland & Ellis held a conference call to discuss the most recent drafts of the merger agreement.

On May 20, 2005, at a special meeting of the IDT board of directors, Mr. Lang updated the members of the IDT board of directors on the status of the negotiations with ICS. In addition, members of management and representatives of Latham & Watkins reviewed the material terms of the draft merger agreement and the status of the due diligence that had been performed on ICS to that date.

On May 20, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT, including the open issues related to the merger agreement and the upcoming expiration of the exclusive negotiation period. After discussion, the board of directors authorized management to continue to hold discussions with IDT but to let the exclusive negotiation period lapse, which the board of directors thought would provide an incentive for more rapid progress on the open terms of the merger agreement. Representatives of Lehman Brothers and Kirkland & Ellis attended the meeting.

On May 22, 2005, a representative from Kirkland & Ellis called a representative from Latham & Watkins to communicate ICS’s position on a number of outstanding issues and ICS’s intent to continue to negotiate with IDT toward a potential merger transaction.

On May 23, 2005, Mr. Lang and representatives of Latham & Watkins held a conference call with Mr. Tan and representatives from Kirkland & Ellis to negotiate the terms of the merger agreement. The parties extensively negotiated the terms and provisions of the merger agreement.

Also on May 23, 2005, Latham & Watkins distributed a revised draft of the merger agreement.

On May 25, 2005, representatives of Latham & Watkins and Kirkland & Ellis held a conference call to discuss the most recent draft of the merger agreement.

Also on May 25, 2005, Messrs. Lang and Tan and James Laufman, Vice President and General Counsel of IDT, met in Santa Clara, California to discuss open issues in the revised draft of the merger agreement and the terms of employment for key ICS employees.

On May 26, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT, including the open issues related to the merger agreement. After discussion, the board of directors authorized management to continue to hold discussions with IDT. Representatives of Lehman Brothers and Kirkland & Ellis attended the meeting.

Also on May 26, 2005, Latham & Watkins distributed a revised draft of the merger agreement.

On May 27, 2005, representatives of Latham & Watkins and Kirkland & Ellis held a conference call to discuss the open issues on the most recent draft of the merger agreement.

On May 30, 2005, Latham & Watkins distributed a revised draft of the merger agreement.

On May 31, 2005, at a special meeting of the IDT board of directors, Mr. Lang updated the members of the IDT board of directors on the results of negotiations with ICS and its advisors during the week of May 23, 2005. Representatives of Latham & Watkins updated the board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents and other legal issues associated with the proposed business combination. Representatives of Morgan Stanley also participated in the meeting.

On June 1, 2005, Mr. Lang, Mr. Tan and a representative of each of Latham & Watkins and Kirkland & Ellis held a conference call to discuss ICS’s comments to the latest version of the merger agreement.

On June 3, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT, including the open issues related to the merger agreement. Also on June 3, 2005, Mr. Lang, Mr. Tan and a representative of each of Latham & Watkins and Kirkland & Ellis held a conference call to discuss open issues on the merger agreement. Later in the day on June 3, 2005, Latham & Watkins distributed a revised draft of the merger agreement, together with all exhibits to the merger agreement.

On June 6, 2005, Mr. Lang, Mr. Tan and a representative of each of Latham & Watkins and Kirkland & Ellis held a conference call to discuss ICS’s comments to the latest version of the merger agreement.

On June 7, 2005, representatives of Latham & Watkins and Kirkland & Ellis held a conference call to discuss the open issues on the merger agreement. Separately that same day, Mr. Lang and Mr. Tan spoke telephonically about these issues and about the principal employment terms of key employees.

On June 8, 2005, representatives for Latham & Watkins and Kirkland & Ellis held a conference call to discuss the open issues on the merger agreement.

On June 10, 2005, at a special meeting of the ICS board of directors, ICS’s management provided an update to the board of directors on the progress of discussions with IDT, including the open issues related to the merger agreement. During this meeting, representatives of Lehman Brothers made a presentation about the transaction from a financial point of view and representatives of Kirkland & Ellis made a presentation regarding the primary terms of the merger agreement.

On June 13, 2005, ICS retained Piper Jaffray & Co. (“Piper Jaffray”) to provide a second opinion in connection with the possible business combination transaction with IDT. Piper Jaffray had been retained by ICS approximately two years earlier under a retention agreement that was still in effect to assist ICS in its consideration of a possible business combination transaction with IDT that never progressed beyond a preliminary stage. ICS determined that it was in the best interests of ICS to receive a second opinion, as to the fairness of the merger consideration, under the retention agreement. The aggregate fee payable to financial advisors did not increase as a result of this agreement.

On June 12, 2005, Latham & Watkins distributed a revised draft of the merger agreement.

On June 13, 2005, representatives of Latham & Watkins and Kirkland & Ellis held a conference call to discuss the open issues on the most recent draft of the merger agreement. Separately that same day, Mr. Lang and Mr. Tan spoke telephonically about these issues.

During June 13-15, 2005, the parties and their advisors held several calls to finalize the remaining open issues on the merger agreement and all ancillary agreements and their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their respective disclosure schedules to the merger agreement.

On June 15, 2005, at a special meeting of the IDT board of directors, representatives of Morgan Stanley made a presentation to the board of directors regarding the proposed transaction with ICS and provided the board of directors with an update on ICS’s recent business and financial performance. Representatives of Morgan Stanley then reviewed the financial terms of the proposed transaction and delivered its oral opinion, subsequently confirmed in writing, to the IDT board of directors that, as of June 15, 2005, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration was fair, from a financial point of view, to IDT. Representatives of Latham & Watkins reviewed the board of directors’ fiduciary duties and the process that had been followed in connection with the proposed merger. Representatives of Latham & Watkins then outlined the terms of the proposed merger agreement, the potential risks of the proposed transaction and other legal issues associated with the proposed merger transaction. Representatives of Latham & Watkins responded to questions from the members of the board of directors. The board of directors reviewed and discussed the principal issues in the proposed transaction, including the proposed corporate structure, the merger consideration, including the exchange ratio and cash consideration, closing conditions, termination rights, termination fees, regulatory conditions and the limitations on ICS’s ability to consider alternative proposals. Following the presentations, and after further discussion, the board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

On June 15, 2005, at a special meeting of the ICS board of directors, representatives of Lehman Brothers and Piper Jaffray each made a presentation to the board of directors regarding the proposed merger transaction with IDT. Representatives of Lehman Brothers and Piper Jaffray then each reviewed the financial terms of the proposed transaction and each delivered its oral opinion, subsequently confirmed in writing, to the ICS board of directors that, as of June 15, 2005, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be offered to the holders of ICS common stock in the proposed merger was fair to such stockholders from a financial point of view. Representatives of Kirkland & Ellis updated the board of directors on the current terms of the proposed merger agreement, the potential risks of the proposed merger transaction and other legal issues associated with the proposed merger transaction. Representatives of Kirkland & Ellis reviewed the board of directors’s fiduciary duties and the process that had been followed in connection with the proposed merger transaction. ICS’s legal and financial advisors then responded to questions from the members of the board of directors. The board of directors reviewed and discussed the principal issues in the proposed transaction, and the proposed corporate structure, the merger consideration, including the exchange ratio and cash consideration, closing conditions, termination rights, termination fees, regulatory conditions and the limitations on IDT’s and ICS’s ability to consider alternative proposals. Following the presentations, and after further discussion, the board of directors unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement, declared the merger agreement and the merger advisable, fair to, and in the best interests of, ICS and its stockholders and recommended that ICS stockholders vote their shares in favor of the merger proposals.

In the evening of June 15, 2005, the parties executed the merger agreement and Messrs. Tan, Bui, Frederick, Weinstock, Eggebrecht, Boreen, Dominik, Krupka, Howard, Ms. Lien and Dr. Suh from ICS and Messrs. Lang, Hosein, Lee, Bourekas, Roberson, Kannappan, Smith, Schofield, Bolger, Brenner, Sarnikowski, Schott, Hawkins, Lien and Hunter from IDT executed voting agreements, ten ICS employees executed post-merger employment agreements effective as of the closing, and the transaction was announced by press release.

On July 1, 2005, IDT and ICS each filed a Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission and Antitrust Division of the Department of Justice (the “FTC”), pursuant to the HSR Act.

On July 22, 2005, IDT voluntarily withdrew and refiled its Notification and Report Form for Certain Mergers and Acquisitions with the FTC.

On August 4, 2005, the FTC granted IDT’s and ICS’s request for early termination of the applicable waiting period under the HSR Act.

IDT Board of Directors’ Reasons for the Merger

The IDT board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interests of IDT. The IDT board of directors has unanimously approved the merger agreement, the stock issuance and the other transactions contemplated by the merger agreement and recommends that IDT stockholders vote “FOR” approval of the issuance of IDT common shares in the merger. In making its determination to approve the merger agreement, the stock issuance and to recommend this proposal to IDT’s stockholders, the IDT board of directors consulted with IDT’s management and advisors. In addition, in approving the merger agreement, the merger and the stock issuance, the IDT board of directors considered a number of positive factors related to the merger, including the following:

•	its analysis of the business, operations, financial performance and condition, earnings and prospects of IDT as a separate entity and IDT and ICS on a combined basis;

•	the anticipated synergies and cost savings to be available to the combined company following the merger resulting from consolidating certain facilities, use of IDT’s fabrication facility, manufacturing processes and general and administrative functions and eliminating redundant expenses, including the expenses of maintaining two separate public companies;

•	the strategic nature of the business combination, the complementary nature of IDT’s and ICS’s products and manufacturing capabilities, and the belief that the combined company will be a stronger company than IDT on its own, with a greater diversity of products, enhanced research and development capability, the potential for improved manufacturing performance, expanded sales and distribution channels, an increased presence in major international markets, the potential to market IDT’s products and businesses across a larger customer base and with additional access to technology, and increased opportunity for growth;

•	the fact IDT stockholders as a group will own, on a fully-diluted basis, approximately 54% of the outstanding common stock of the combined company immediately following the merger;

•	the fact that the merger consideration included a fixed exchange ratio and a fixed amount of cash. The board of directors viewed this as providing certainty as to the number of shares of IDT common stock to be issued to ICS stockholders and the percentage of the total shares of IDT common stock that they will own after the merger, as well as the total amount of cash that IDT will have to pay out in the merger;

•	the determination, after the evaluation of other possible business combination candidates over a period of more than a year, that the proposed business combination transaction with ICS was a good strategic fit and presented an opportunity to bring together two companies with complementary skills and assets;

•	the opportunity for IDT stockholders to have an interest in a larger company with a broader and more diverse product line;

•	the conditions to consummation of the merger, in particular the likelihood of obtaining the necessary regulatory approvals and approvals of the IDT stockholders and ICS stockholders, and the likelihood that the merger would be completed;

•	that five representatives of the IDT board of directors would continue to serve on the board of directors of the combined company following the merger, and that Greg Lang, IDT’s current President and Chief Executive Officer, would serve in the same positions in the combined company following the merger;

•	the opinion of IDT’s financial advisor, Morgan Stanley, dated as of June 15, 2005, to the effect that, as of the date of the opinion and based on and subject to various assumptions made, matters considered and limitations set forth in the opinion, the merger consideration to be paid by IDT in the merger was fair, from a financial point of view, to IDT;

•	the results of IDT’s financial, legal and operational due diligence of ICS;

•	customary restrictions on the ability of ICS to solicit offers for alternative business transactions and the requirement that ICS pay a termination fee of $40.0 million to IDT upon events of termination relating to alternative proposals for ICS;

•	the right of IDT to terminate the merger agreement if the value of the stock portion of the merger consideration has increased by 30% (based on a 20 trading day average) since the date prior to the execution of the merger agreement, which preserves the right of the IDT board of directors to terminate the merger agreement if the value of the merger consideration has significantly increased; and

•	other terms and conditions of the merger agreement, including the restrictions imposed on the conduct of business of ICS in the period prior to closing and the other covenants and the representations and warranties of ICS.

In its review of the proposed transaction, the IDT board of directors also identified and considered a number of potentially negative factors or risks related to the merger, including:

•	the risk that the merger might not be completed in a timely manner or at all, the possible negative effect of public announcement and pendency of the merger on IDT’s sales, operating results, customers and stockholders and the resulting harm on the ability of IDT to survive on a stand-alone basis;

•	the risk that the anticipated benefits and synergies of the merger might not be fully realized, might not be realized on a timely basis, or might not be realized at all;

•	the difficulties involved in combining companies with different corporate cultures;

•	the difficulties involved in establishing and maintaining adequate financial controls of a larger, combined company;

•	the challenges and difficulties, foreseen and unforeseen, of integrating the operations and management of IDT and ICS;

•	the effect of public announcement of the merger on IDT’s stock price, including as a result of dilution in the percentage ownership of IDT as a result of the merger;

•	the risk that provisions in the merger agreement may have the effect of discouraging other persons potentially interested in a business combination with IDT from pursuing that business combination, even if more favorable to the stockholders of IDT than the merger, including the restrictions on the ability of IDT to solicit offers for alternative business transactions and the requirement that IDT pay a termination fee of $40.0 million to ICS upon events of termination relating to alternative proposals for IDT;

•	the risk that the announcement of the merger transaction and the substantial period of time between announcement and completion of the merger would afford a third party interested in acquiring either company ample opportunity to attempt to break-up the merger;

•	the restrictions imposed by the merger agreement on the conduct of business of IDT in the period prior to closing of the merger;

•	the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of either IDT or ICS might not remain employed with IDT following the merger;

•	the substantial costs incurred in connection with the merger, including costs of integrating the businesses of the two companies and transaction expenses arising from the merger, many of which may be required to be incurred whether or not the merger is consummated;

•	the right of ICS to terminate the merger agreement if the value of the stock portion of the merger consideration has decreased by 30% (based on a 20 trading day average) since the date prior to the execution of the merger agreement, which preserves the right of the ICS board of directors to terminate the merger agreement if the value of the merger consideration has significantly decreased;

•	the additional interests of the officers and directors of ICS and IDT in the merger, including the matters described under “Additional Interests of Directors, Officers and Affiliates” on page 96; and

•	the other risks and uncertainties described under the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

The IDT board of directors concluded, however, that these negative factors could be managed or mitigated by IDT or by the combined company, or were unlikely to have a material impact on the merger or the combined company, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of the material factors considered by the IDT board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the IDT board of directors. The IDT board of directors collectively reached the conclusion to approve the merger agreement and the merger, and to recommend this proposal to IDT’s stockholders, in light of the various factors described above and other factors that each member of the IDT board of directors felt were appropriate. In considering the factors described above, individual members of the IDT board of directors may have given different weight to different factors. In analyzing the proposed merger, the IDT board of directors did not view any of the factors listed above as determinative or find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. Rather, the IDT board of directors made its determination based upon the total mix of information available to it.

Recommendation of the IDT Board of Directors

After careful consideration, the IDT board of directors determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, IDT.

THE IDT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT IDT STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF IDT COMMON STOCK IN THE MERGER.

In considering the recommendation of the IDT board of directors with respect to the merger, IDT stockholders should be aware that certain directors and officers of IDT have interests in the merger that are different from, or are in addition to, the interests of IDT stockholders generally. See “Additional Interests of Directors, Officers and Affiliates” on page 96.

Opinion of IDT’s Financial Advisor

IDT retained Morgan Stanley & Co. Incorporated to provide it with financial advisory services and a fairness opinion in connection with a possible merger, sale or other business combination. The IDT board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of IDT. At the meeting of the IDT board of directors on June 15, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 15, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration per share consisting of approximately (i) $7.25 in cash; (ii) 1.3 shares of IDT (collectively (i) and (ii) are referred to as the “Merger Consideration”) pursuant to the merger agreement was fair, from a financial point of view, to IDT.

The full text of the written opinion of Morgan Stanley, dated as of June 15, 2005, is attached to this joint proxy statement/prospectus as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed and matters considered in and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the IDT board of directors and addresses only the fairness from a financial point of view of the Merger Consideration pursuant to the merger agreement to IDT as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of IDT common stock as to how to vote at the IDT special meeting. The summary of the opinion of Morgan Stanley set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of ICS and IDT, respectively;

•	reviewed certain internal financial statements and projections and other financial and operating data concerning ICS and IDT, prepared by the managements of ICS and IDT, respectively;

•	discussed the past and current operations and financial condition and the prospects of ICS and IDT with senior executives of ICS and IDT, respectively;

•	discussed certain strategic, financial and operational benefits anticipated from the merger with the managements of ICS and IDT;

•	reviewed the pro forma financial impact of the merger on the combined company’s earnings per share and other metrics;

•	reviewed the reported prices and trading activity for the ICS common stock and the IDT common stock;

•	compared the financial performance of ICS and IDT and the prices and trading activity of ICS common stock and IDT common stock with that of certain other publicly-traded companies comparable with ICS and IDT, respectively, and their securities;

•	discussed the strategic rationale for the merger with the management of ICS and IDT;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of ICS and IDT and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered other such factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information received by Morgan Stanley for the purposes of its opinion. With respect to the internal financial statements and projections, including information relating to the strategic, financial and operational benefits anticipated from the merger and assessments regarding the prospects of ICS and IDT, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the then best currently available estimates and judgments of the future financial performance of ICS and IDT, respectively. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay, including, among other things, that the merger would be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley also assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed merger, no restrictions would be imposed or delays would result that would have a material adverse affect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not a legal or regulatory advisor and it relied upon, without independent verification, on the assessment by IDT and its legal and regulatory advisors with respect to such matters.

Morgan Stanley relied upon, without independent verification, the assessment by the managements of ICS and IDT of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of ICS and IDT; (iii) their ability to retain key employees of ICS and IDT, respectively and (iv) the validity of, and risks associated with, ICS’s and IDT’s existing and future intellectual property, products, services and business models. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ICS and IDT, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of June 15, 2005. Events occurring after the date thereof may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated June 15, 2005. The various analyses summarized below were based on closing prices for the IDT common stock and the ICS common stock as of June 14, 2005, the last full trading day preceding the day of the meeting of the IDT board of directors to consider and approve the merger. Although each analysis was provided to the IDT board of directors, in connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

On June 15, 2005, IDT and ICS entered into a merger agreement whereby each holder of ICS common stock would be entitled to receive consideration per share consisting of approximately (i) $7.25 in cash and (ii) 1.3 shares of IDT. Based on the closing prices of ICS common stock and IDT common stock as of June 14, 2005, and the formulas set forth in the merger agreement, the implied Merger Consideration was $23.42 per share of ICS common stock. The implied “All-Stock Exchange Ratio” equivalent, assuming the entire Merger Consideration consisted of IDT common stock and based on the share price of IDT common stock of $12.44 as of June 14, 2005, was 1.883x. Based on the Merger Consideration, Morgan Stanley calculated that as a result of the merger, ICS’s stockholders would own approximately 46% of the combined company on a fully diluted basis using the treasury stock method.

Integrated Circuit Systems, Inc.

Trading Range Analysis.    Morgan Stanley performed a trading range analysis to provide background and perspective with respect to the historical share prices of ICS common stock. Morgan Stanley reviewed the range of closing prices of ICS common stock for various periods ended on June 14, 2005. Morgan Stanley observed the following:

Period Ended June 14, 2005	Range of Closing Prices
Last 30 Trading Days	$18.10 - $21.19
Last 60 Trading Days	$17.41 - $21.19
Last 90 Trading Days	$17.41 - $21.19
Last 12 Months	$17.41 - $27.16

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

Indexed Price Performance.    Morgan Stanley reviewed the share price performance of ICS, IDT and the Philadelphia Semiconductor Index for the twelve month period ending June 14, 2005, and compared the performance of ICS, IDT and the Philadelphia Semiconductor Index to the performance of the Nasdaq National Market during the same period.

Morgan Stanley noted the following:

Company/Index	% Price Change Since June 14, 2004
ICS	(26)%
IDT	(10)%
Philadelphia Semiconductor Index	(9)%
NASDAQ National Market	5%

Comparable Company Analysis.    Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Morgan Stanley compared certain financial information of ICS with publicly available consensus estimates for other companies that shared similar business characteristics of ICS. The companies used in this comparison included the following semiconductor companies:

•	Broadcom Corporation

•	Cypress Semiconductor Corporation

•	Integrated Device Technology, Inc.

•	Intersil Corporation

•	Marvell Technology Group Ltd.

•	Micrel, Inc.

•	Semtech Corporation

For purposes of this analysis, Morgan Stanley analyzed the ratios of price to estimated earnings per share for calendar year 2005 and calendar year 2006 (in each case, based on publicly available consensus equity research estimates) statistics of each of these companies for comparison purposes.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied this range of multiples to the relevant ICS financial statistic. For purposes of estimated calendar year 2005 and 2006 earnings per share Morgan Stanley utilized publicly available consensus equity research estimates as of June 14, 2005. Based on ICS’s outstanding shares and options as of June 14, 2005, Morgan Stanley estimated the implied value per share of ICS common stock as of June 14, 2005 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of ICS Common Stock
Price to Estimated 2005 Earnings Per Share	22.0x - 30.0x	$18.57 - $25.32
Price to Estimated 2006 Earnings Per Share	19.0x - 24.0x	$17.67 - $22.32

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

No company utilized in the comparable company analysis is identical to ICS. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ICS, such as the impact of competition on the businesses of ICS and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of ICS or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis.    Morgan Stanley calculated a range of equity values per share for ICS based on a discounted cash flow analysis utilizing two cases. For the “Base Case,” Morgan Stanley used financial projections provided by publicly available equity research estimates for calendar years 2005 and 2006 and made extrapolations from those projections for calendar years 2007 through 2011. For the “Sensitivity Case,” Morgan Stanley used operating margin and tax rate assumptions provided by IDT’s management and applied these assumptions to the Base Case. For the Sensitivity Case, IDT’s management assumed lower operating margins and a higher tax rate through the forecast horizon compared to the Base Case. Morgan Stanley used synergy estimates provided by IDT’s management for the forecast horizon and calculated the net present value per share based on these forecasts. In arriving at the estimated equity values per share of ICS common stock, Morgan Stanley calculated a terminal value as of July 1, 2011 by applying a range of perpetual growth rates ranging from 5% to 7%. The unlevered free cash flows from calendar year 2006 through 2011 and the terminal value were then discounted to present values using a range of discount rates of 11% to 13%. Morgan Stanley assumed ICS’s net cash balance to be approximately $207 million (based on March 31, 2005 cash balance).

The following table summarizes Morgan Stanley’s analysis:

Calendar Year Financial Statistic	Implied Value Per Share of ICS Common Stock
Base Case (5%-7% perpetual growth rate, 11%-13% discount rate)	$16.76 - $27.91
With 50% of Synergy Value	$19.83 - $32.81
Sensitivity Case (5%-7% perpetual growth rate, 11%-13% discount rate)	$14.42 - $23.96
With 50% of Synergy Value	$17.54 - $28.89

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

Securities Research Analysts’ Price Targets.    Morgan Stanley reviewed and analyzed future public market trading price targets for ICS common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of ICS common stock. The range of undiscounted 12-month analyst price targets for ICS common stock was $21.00 to $26.00.

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for ICS common stock and these estimates are subject to uncertainties, including the future financial performance of ICS and future financial market conditions.

Historical Exchange Ratio Range Analysis.    Morgan Stanley reviewed the ratios of the range of closing prices of ICS common stock divided by the corresponding closing prices of IDT common stock over various periods ended on June 14, 2005. For each of the periods reviewed, Morgan Stanley observed the relevant range of low and high exchange ratios.

Morgan Stanley calculated a range of implied values per share of ICS common stock. The following table summarized Morgan Stanley’s analysis:

Period Ended June 14, 2005	Range of Exchange Ratios	Implied Value Per Share of ICS Common Stock
Last 30 Trading Days	1.524x - 1.762x	$18.96 - $21.91
Last 60 Trading Days	1.524x - 1.762x	$18.96 - $21.91
Last 90 Trading Days	1.486x - 1.762x	$18.48 - $21.91
Last 12 Months	1.486x - 2.324x	$18.48 - $28.91

Morgan Stanley noted that as of June 14, 2005 the implied all-stock exchange ratio was 1.883x, and that based on the prices of shares of ICS common stock and IDT common stock on June 14, 2005, the exchange ratio as of that date was 1.550x.

Exchange Ratio Premium Analysis.    Morgan Stanley reviewed the ratios of the closing prices of ICS common stock divided by the corresponding closing prices of IDT common stock over various periods ended June 14, 2005 to provide background information and perspective on the average exchange ratio and its premium or discount to the exchange ratio set forth in the merger agreement during certain periods. The ratios are referred to as average exchange ratios. Morgan Stanley examined the premiums represented by the all-stock exchange ratio of 1.883x implied by the Merger Consideration pursuant to the merger agreement over these period average exchange ratios, and found them to be as follows:

Period Ended June 14, 2005	Average Exchange Ratio	Transaction Exchange Ratio (1.883x) Premium To Average Exchange Ratio
June 14, 2005	1.550x	21.5%
Last 30 Trading Days	1.660x	13.4%
Last 60 Trading Days	1.648x	14.3%

Morgan Stanley also reviewed the ratios of the range of closing prices of ICS common stock divided by the corresponding closing prices of IDT common stock for a three year period ended on June 14, 2005.

The following table summarizes Morgan Stanley’s analysis:

Period Ended June 14, 2005	Exchange Ratio
Average since June 14, 2004	1.869x
Average since June 14, 2003	1.942x
Average since June 14, 2002	1.980x
Maximum since June 14, 2002	3.060x
Minimum since June 14, 2002	0.868x

Morgan Stanley noted that as of June 14, 2005 the implied all-stock exchange ratio was 1.883x, and that based on the prices of shares of ICS common stock and IDT common stock on June 14, 2005, the exchange ratio as of that date was 1.550x.

Analysis of Precedent Transactions.    Morgan Stanley also performed a precedent transaction analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for 20 selected “merger of equals” (MOE) transactions between January 1, 1999 and June 14, 2005 in which the target company was publicly traded. Morgan Stanley also compared publicly available statistics for 15 selected semiconductor sector transactions between January 1, 2001 and June 14, 2005 in which the target company was publicly traded and transaction values were greater than $250.0 million. The following is a list of these transactions:

Selected MOE Transactions (Target/Acquiror)

•	VISX Inc./Advanced Medical Optics, Inc.

•	USWeb/CKS Corporation/Whittman Hart Inc.

•	Enzon Pharmaceuticals Inc./NPS Pharmaceuticals Inc.

•	MindSpring Enterprises Inc./EarthLink Networks, Inc.

•	Global Marine Inc./Santa Fe International Corporation

•	Software.com, Inc./Phone.com, Inc.

•	Bank One Corporation/JPMorgan Chase & Co.

•	GlobespanVirata Inc./Conexant Systems, Inc.

•	Sears, Roebuck & Co./Kmart Holdings Corporation

•	Great Lakes Chemical Corporation/Crompton Corporation

•	Nextel Communications, Inc./Sprint Corporation

•	Caesars Entertainment, Inc./Harrah’s Entertainment Inc.

•	Elf-Aquitaine SA/Totalfina SA

•	Westvaco Corp./Mead Corp.

•	Apogent Technologies, Inc./Fisher Scientific International

•	Egghead.com Inc./Onsale Inc.

•	SmithKline Beecham PLC/Glaxo Wellcome PLC

•	IDEC Pharmaceuticals Corporation/Biogen, Inc.

•	GulfTerra Energy Partners LP/Enterprise Products Partners

•	The May Department Stores Company/Federated Department Stores, Inc.

Selected Semiconductor Transactions (Target/Acquiror)

•	Monolithic System Technology, Inc./Synopsys, Inc.

•	C-Cube Microsystems, Inc./LSI Logic Corporation

•	DuPont Photomasks, Inc./Toppan Printing Co. Ltd.

•	Dallas Semiconductor Corporation/Maxim Integrated Products, Inc

•	Artisan Components, Inc./ARM Holdings PLC

•	Xircom Inc./Intel Corporation

•	PRI Automation Inc./Brooks Automation Inc.

•	Elantec Semiconductor, Inc./Intersil Corporation

•	NPTest Holding Corp./Credence Systems Corporation

•	Oak Technology/Zoran Corporation

•	General Semiconductor Inc./Vishay Intertechnology, Inc.

•	Sawtek, Inc./TriQuint Semiconductor, Inc.

•	Xicor, Inc./Intersil Corporation

•	Mykrolis Corporation/Entegris Inc.

•	Integrated Measurement Systems Inc./Credence Systems Corporation

For each transaction noted above Morgan Stanley noted the following financial statistics where available: (1) implied premium to price one trading day prior to announcement; and (2) implied exchange ratio premium to 30 trading day average exchange ratio. The following tables summarize Morgan Stanley’s analysis:

Selected MOE Transactions

Precedent Transaction Financial Statistic	Reference Range	Implied Value Per Share of ICS Common Stock	ICS/IDT Financial Statistic
Premium to 1-day prior price	5% - 25%	$20.24 - $24.10	21.5%
Premium to 30-day average exchange ratio	0% - 20%	$20.65 - $24.78	13.4%

Selected Semiconductor Transactions

Precedent Transaction Financial Statistic	Reference Range	Implied Value Per Share of ICS Common Stock	ICS/IDT Financial Statistic
Premium to 1-day prior price	15% - 35%	$22.17 - $26.03	21.5%
Premium to 30-day average exchange ratio	15% - 50%	$23.75 - $30.98	13.4%

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

No company or transaction utilized in the precedent transaction analysis of stock price premiums paid is identical to ICS or IDT or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of ICS and IDT, such as the impact of competition on the business of ICS, IDT or the industry generally, industry growth and the absence of any adverse material change in the financial condition of ICS, IDT or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Relative Contribution Analysis.    Morgan Stanley compared ICS and IDT stockholders’ respective percentage ownership of the combined company to ICS’s and IDT’s respective percentage contribution (and the implied ownership based on such contribution) to the combined company using estimated calendar year 2005 and 2006 operating income and net income. For purposes of the analysis Morgan Stanley utilized publicly available consensus equity research estimates. Synergies were not taken into account in arriving at this analysis. Based on the price per share of IDT common stock of $12.44 and the price per share of ICS common stock of $19.28 as of June 14, 2005, Morgan Stanley calculated an implied value per share of ICS common stock.

The following table summarizes Morgan Stanley’s analysis:

	Implied % Pro Forma Ownership		Implied Value Per Share of ICS Common Stock
	ICS	IDT
Operating Income
Calendar Year 2005 Estimated	55.8%	44.2%	$23.52
Calendar Year 2006 Estimated	42.8%	57.2%	$14.17
Net Income
Calendar Year 2005 Estimated	58.2%	41.8%	$25.81
Calendar Year 2006 Estimated	44.7%	55.3%	$15.29

Morgan Stanley noted that as of June 14, 2005 the implied Merger Consideration per share of ICS common stock was $23.42.

Relative Securities Research Analysts’ Price Targets.    Morgan Stanley reviewed and analyzed the exchange ratio implied by the range of future public market trading price targets for ICS common stock divided by the range of future public market trading price targets for IDT common stock, prepared and published by equity research analysts. The range of exchange ratios implied by undiscounted 12-month analyst price targets for ICS and IDT was 1.400x to 2.737x. Morgan Stanley noted that as of June 14, 2005 the implied all-stock exchange ratio was 1.883x, and that based on the prices of shares of ICS common stock and IDT common stock on June 14, 2005, the exchange ratio as of that date was 1.550x.

Integrated Device Technology, Inc.

Trading Range Analysis.    Morgan Stanley reviewed the range of closing prices of IDT common stock for various periods ended on June 14, 2005. Morgan Stanley observed the following:

Period Ended June 14, 2005	Range of Closing Prices
Last 30 Trading Days	$10.76 - $12.98
Last 60 Trading Days	$10.60 - $12.98
Last 90 Trading Days	$10.60 - $13.16
Last 12 Months	$9.23 - $13.93

Morgan Stanley noted that the price per share of IDT common stock as of June 14, 2005 was $12.44.

Comparable Company Analysis.    Morgan Stanley compared certain financial information of IDT with publicly available consensus estimates for other companies that shared similar business characteristics of IDT. The following is a list of those companies:

•	Broadcom Corporation

•	Cypress Semiconductor Corporation

•	ICS

•	Intersil Corporation

•	Marvell Technology Group Ltd.

•	Micrel, Inc.

•	Semtech Corporation

For purposes of this analysis, Morgan Stanley analyzed the ratios of price to estimated earnings per share for calendar year 2005 and calendar year 2006 (in each case, based on publicly available consensus equity research estimates) statistics of each of these companies for comparison purposes.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied this range of multiples to the relevant IDT financial statistic. For purposes of estimated calendar year 2005 and 2006 revenues and earnings per share Morgan Stanley utilized publicly available consensus equity research estimates as of June 14, 2005. Based on IDT’s outstanding shares and options as of June 14, 2005, Morgan Stanley estimated the implied value per share of IDT common stock as of June 14, 2005 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of IDT Common Stock
Price to Estimated 2005 Earnings Per Share	22.0x - 30.0x	$8.70 - $11.86
Price to Estimated 2006 Earnings Per Share	19.0x - 24.0x	$13.85 - $17.49

Morgan Stanley noted that the price per share of IDT common stock as of June 14, 2005 was $12.44.

No company utilized in the comparable company analysis is identical to IDT. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of IDT, such as the impact of competition on the businesses of IDT and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of IDT or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis.    Morgan Stanley calculated a range of equity values per share of IDT common stock based on a discounted cash flow analysis. Morgan Stanley relied on financial projections provided by publicly available equity research estimates for calendar years 2005 through 2006 and made extrapolations for calendar years 2007 through 2011. In arriving at the estimated equity values per share of IDT common stock, Morgan Stanley calculated a terminal value by applying a range of perpetual growth rates ranging from 5% to 7%. The unlevered free cash flows from calendar year 2006 through 2011 and the terminal value were then discounted to present values using a range of discount rates of 11% to 13%. Morgan Stanley assumed IDT’s net cash balance to be approximately $581.2 million as of March 31, 2005. Based on these assumptions, Morgan Stanley calculated an implied equity value per share of IDT common stock of $11.53 to $15.15

Morgan Stanley noted that the price per share of IDT common stock as of June 14, 2005 was $12.44.

Securities Research Analysts’ Price Targets.    Morgan Stanley reviewed and analyzed future public market trading price targets for IDT common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of IDT common stock. The range of undiscounted 12-month analyst price targets per share of IDT common stock was $9.50 to $15.00.

Morgan Stanley noted that the price per share of IDT common stock as of June 14, 2005 was $12.44.

Morgan Stanley noted that the public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for IDT common stock and these estimates are subject to uncertainties, including the future financial performance of IDT and future financial market conditions.

Pro Forma Merger Analysis.    Morgan Stanley analyzed the potential pro forma impact of the merger on IDT’s cash earnings per share, which is defined as GAAP earnings per share adjusted for purchase accounting adjustments, including intangibles as well as other one-time items. Based on the Merger Consideration, publicly available equity research estimates of earnings per share for IDT common stock and ICS common stock as of June 14, 2005, estimated synergies resulting from the combination provided by IDT’s management, and closing prices per share of IDT common stock and ICS common stock as of June 14, 2005, Morgan Stanley calculated pro forma cash earnings per share. Morgan Stanley noted the merger would be dilutive to IDT’s cash earnings per share before accounting for synergies and accretive if synergies were included.

Morgan Stanley also estimated the impact of the merger on the value of the IDT common stock. Based on the Merger Consideration, publicly available equity research estimates of earnings per share for IDT common stock and ICS common stock as of June 14, 2005, estimated synergies resulting from the combination provided by IDT’s management, closing prices per share of IDT common stock and ICS common stock as of June 14, 2005 and a range of price to earnings per share ratios, Morgan Stanley calculated a range of estimated pro forma values per share of the IDT common stock, assuming the transaction was completed. The calculated values per share of the IDT common stock were in excess of the existing share price per share of IDT common stock of $12.44 as of June 14, 2005 across the range of estimated synergies and price to earnings per share ratios reviewed.

In connection with the review of the merger by the IDT board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of ICS or IDT or their respective common stock. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of ICS or IDT. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Merger Consideration pursuant to the merger agreement from a financial point of view to IDT and in connection with the delivery of its opinion dated June 15, 2005 to the IDT board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of ICS common stock or IDT common stock might actually trade.

The Merger Consideration was determined by IDT and ICS through arm’s length negotiations between IDT and ICS and was approved by the IDT board of directors.

In addition, Morgan Stanley’s opinion and its presentation to the IDT board of directors was one of many factors taken into consideration by the IDT board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the IDT board of directors with respect to the Merger Consideration or of whether the IDT board of directors would have been willing to agree to a different exchange ratio. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

The IDT board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for ICS and IDT and received fees for such services. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of ICS, IDT or any other parties, commodities or currencies involved in the merger.

Under the terms of its engagement letter, Morgan Stanley provided IDT financial advisory services and a financial opinion in connection with the merger. Pursuant to the terms of this engagement letter, IDT has agreed to pay Morgan Stanley a fee of $9.1 million upon the consummation of the merger. In addition, IDT has agreed to reimburse Morgan Stanley for certain out-of-pocket expenses incurred in connection with its engagement and to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including any liabilities under the federal securities laws relating to or arising out of its engagement and any related transactions.

ICS Board of Directors’ Reasons for the Merger

The ICS board of directors believes that the merger is in the best interests of ICS and its stockholders. The ICS board of directors has unanimously approved the merger agreement and the other transactions contemplated by the merger agreement and recommends that ICS stockholders vote “FOR” adoption of the merger agreement. In making its determination to adopt the merger agreement and to recommend this proposal to ICS’s stockholders, the ICS board of directors consulted with ICS’s management and advisors. In addition, in approving the merger agreement and the merger, the ICS board of directors considered a number of positive factors related to the merger, including the following:

•	its analysis of the business, operations, financial performance and condition, earnings and prospects of ICS as a separate entity and ICS and IDT on a combined basis and the belief, which was also shared by senior management of both companies, that the prospects of the combined entity were more favorable than the prospects of either of the companies as a separate entity;

•	the anticipated synergies and cost savings to be available to the combined company following the merger resulting from consolidating certain facilities, use of IDT’s fabrication facility, manufacturing processes and general and administrative functions and eliminating redundant expenses, including the expenses of maintaining two separate public companies;

•	the strategic nature of the business combination, the complementary nature of ICS’s and IDT’s products and manufacturing capabilities, and the belief that the combined company will be a stronger company than ICS on its own, with a greater diversity of products, enhanced research and development and manufacturing capability, expanded sales and distribution channels, an increased presence in major international markets, the potential to market ICS’s products and businesses across a larger customer base and with additional access to technology, and increased opportunity for growth;

•	the fact that the combination of stock and cash in the merger consideration affords ICS stockholders the opportunity both to participate in the growth and opportunities of the combined company through the stock component of the merger consideration and to receive cash for the value of their shares through the cash component of the merger consideration;

•	the comparative lack of desirability of pursuing alternative strategies, such as pursuing growth and increased stockholder value through acquisitions and other possible alliances or mergers;

•	the relationship of the merger consideration to recent and historical market prices of ICS common stock, including the fact that, based on the closing price of ICS common stock and IDT common stock on the day before the announcement of the execution of the merger agreement, the value of the merger consideration represented a premium of approximately 21.5% over the closing price of ICS common stock on the Nasdaq National Market;

•	the fact that the stock component of the merger consideration would be determined with a fixed exchange ratio, providing certainty as to the number of shares of IDT common stock to be issued to ICS stockholders and the percentage of the total shares of IDT common stock that ICS stockholders would own after the merger;

•	the right of ICS to terminate the merger agreement if the value of the stock portion of the merger consideration has declined by 30% (based on a 20 trading day average) since the date prior to the execution of the merger agreement, which preserves the right of the ICS board of directors to terminate the merger agreement if the value of the merger consideration has significantly declined;

•	the opportunity for ICS stockholders to have an interest in a larger company with a broader and more diverse product line, and as stockholders of the combined company, to benefit from future growth of the combined company;

•	the fact that the board of directors believes that the combined company would be financially stronger, with larger market capitalization, than ICS as a separate entity, with the ability to attract a broader group of investors, to participate in larger-scale transactions and have increased visibility to analysts and investors;

•	the fact ICS stockholders as a group will own, on a fully-diluted basis, approximately 46% of the outstanding common stock of the combined company immediately following the merger;

•	that four representatives of the ICS board of directors would continue to serve on the board of directors of IDT following the merger, and that Hock Tan, ICS’s current President and Chief Executive Officer, would be the Chairman of the board of directors of IDT and an executive officer of IDT following the merger;

•	the opinion of ICS’s financial advisors, Lehman Brothers and Piper Jaffray, each dated as of June 15, 2005, to the effect that, as of the date of the opinion and based on and subject to various assumptions made, matters considered and limitations set forth in the opinion, the merger consideration to be offered to the holders of ICS common stock in the merger was fair from a financial point of view to the stockholders of ICS;

•	the results of ICS’s financial, legal and operational due diligence of IDT;

•	the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, which would defer taxes as to a portion of the merger consideration;

•	customary restrictions on the ability of IDT to solicit offers for alternative business transactions and the requirement that IDT pay a termination fee of $40.0 million to ICS upon events of termination relating to alternative proposals for IDT, which restrictions decrease the likelihood that a third party would attempt to break-up the consummation of merger;

•	the ability to consummate the merger, including the conditions to the obligations of each of the companies to consummate the merger and the ICS board of director’s belief, in light of the commitments made by IDT in the merger agreement, that, based on available information, the merger should not present an unacceptable risk of non-consummation due to antitrust concerns; and

•	other terms and conditions of the merger agreement, including the restrictions imposed on the conduct of business of IDT in the period prior to closing and the other covenants and the representations and warranties of IDT.

In its review of the proposed transaction, the ICS board of directors also identified and considered a number of potentially negative factors or risks related to the merger, including:

•	the risk that the merger might not be completed in a timely manner or at all, the possible negative effect of public announcement and pendency of the merger on ICS’s sales, operating results, customers and stockholders and the resulting harm on the ability of ICS to survive on a stand-alone basis;

•	the risk that the anticipated benefits and synergies of the merger might not be fully realized, might not be realized on a timely basis, or might not be realized at all;

•	the difficulties involved in combining companies with different corporate cultures;

•	the difficulties involved in establishing and maintaining adequate financial controls of a larger, combined company;

•	the challenges and difficulties, foreseen and unforeseen, of integrating the operations and management of IDT and ICS;

•	the effect of public announcement of the merger on the price of the IDT common stock, including as a result of dilution in the percentage ownership of IDT as a result of the merger, particularly given the fact that the value of the IDT common stock that ICS stockholders will receive in the merger is uncertain because the merger agreement provides for a fixed exchange ratio with respect to the stock component of the merger consideration but the market price of the common stock of ICS and IDT is subject to change;

•	the risk that provisions in the merger agreement may have the effect of discouraging other persons potentially interested in a business combination with ICS from pursuing that business combination, even if more favorable to the stockholders of ICS than the merger, including the restrictions on the ability of ICS to solicit offers for alternative business transactions and the requirement that ICS pay a termination fee of $40.0 million to IDT upon events of termination relating to alternative proposals for ICS;

•	the risk that the announcement of the merger transaction and the substantial period of time between announcement and completion of the merger would afford a third party interested in acquiring either company ample opportunity to attempt to break-up the merger;

•	the restrictions imposed by the merger agreement on the conduct of business of ICS in the period prior to closing of the merger;

•	the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of either IDT or ICS might not remain employed with IDT following the merger;

•	the substantial costs incurred in connection with the merger, including costs of integrating the businesses of the two companies and transaction expenses arising from the merger, many of which may be required to be incurred whether or not the merger is consummated;

•	the risk that, if the combined company does not successfully integrate its products, it may lose customers and fail to achieve its financial objectives;

•	the right of IDT to terminate the merger agreement if the value of the stock portion of the merger consideration has increased by 30% (based on a 20 trading day average) since the date prior to the execution of the merger agreement, which preserves the right of the IDT board of directors to terminate the merger agreement if the value of the merger consideration has significantly increased;

•	the additional interests of the officers and directors of ICS and IDT in the merger, including the matters described under “Additional Interests of Directors, Officers and Affiliates” on page 96; and

•	the other risks and uncertainties described under the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

The ICS board of directors concluded, however, that these negative factors could be managed or mitigated by ICS or by the combined company, or were unlikely to have a material impact on the merger or the combined company, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of the material factors considered by the ICS board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the ICS board of directors. The ICS board of directors collectively reached the conclusion to approve the merger agreement and the merger, and to recommend this proposal to ICS’s stockholders, in light of the various factors described above and other factors that each member of the ICS board of directors felt were appropriate. In considering the factors described above, individual members of the ICS board of directors may have given different weight to different factors. In analyzing the proposed merger, the ICS board of directors did not view any of the factors listed above as determinative or find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. Rather, the ICS board of directors made its determination based upon the total mix of information available to it.

Recommendation of the ICS Board of Directors

After careful consideration, the ICS board of directors determined that the merger agreement and the merger are advisable, fair to, and in the best interest of, ICS and its stockholders.

THE ICS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ICS STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

In considering the recommendation of the ICS board of directors with respect to the merger, ICS stockholders should be aware that certain directors and officers of ICS have interests in the merger that are different from, or are in addition to, the interests of ICS stockholders generally. See “Additional Interests of Directors, Officers and Affiliates” on page 96.

Opinions of ICS’s Financial Advisors

Opinion of Lehman Brothers Inc.

Lehman Brothers acted as financial advisor to ICS in connection with the merger. On June 15, 2005, Lehman Brothers rendered its oral opinion to the ICS board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the 1.3 shares of IDT common stock plus cash equal to $7.25 for each share of ICS common stock, which we refer to as the merger consideration, to be offered to the stockholders of ICS in the merger was fair to such stockholders.

The full text of Lehman Brothers’ written opinion, dated June 15, 2005, is attached as Annex C to this joint proxy statement/prospectus. Stockholders of ICS and IDT are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion.

Lehman Brothers’ advisory services and opinion were provided for the use and benefit of the ICS board of directors in connection with its consideration of the merger. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any stockholder of ICS as to how such stockholder should vote with respect to, or whether to accept the merger consideration in connection with, the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers’ opinion did not in any manner address, ICS’s underlying business decision to proceed with or effect the merger.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the merger;

•	publicly available information concerning ICS and IDT that Lehman Brothers believed to be relevant to its analysis, including the Annual Report on Form 10-K for the fiscal year ended July 3, 2004 and the Quarterly Report on Form 10-Q for the fiscal quarters ended October 2, 2004, January 1, 2005 and April 2, 2005 for ICS and the Annual Report on Form 10-K for the fiscal year ended April 3, 2005 for IDT;

•	financial and operating information with respect to the business, operations and prospects of ICS and of IDT furnished to Lehman Brothers by ICS and IDT, respectively, and published estimates of third party research analysts with respect to the future financial performance of the companies;

•	a comparison of the trading histories, from June 15, 2004 through June 14, 2005, of the ICS common stock and the IDT common stock with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of ICS and of IDT with those of other companies that Lehman Brothers deemed relevant;

•	the potential pro forma effect of the merger on the future financial performance of IDT, including the cost savings, operating synergies and other strategic benefits which the managements of ICS and IDT estimate to result from a combination of the businesses of ICS and IDT and the anticipated impact of the merger on IDT’s pro forma earnings per share;

•	the relative contributions of ICS and IDT to the historical and future financial performance of the combined company on a pro forma basis; and

•	a comparison of the financial terms of the merger with the publicly available financial terms of certain other transactions that Lehman Brothers deemed relevant.

In addition, Lehman Brothers had discussions with the managements of both ICS and IDT concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of ICS and of IDT that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the managements of ICS and of IDT, upon advice of ICS, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of ICS and of IDT, as the case may be, as to the future financial performance of ICS and IDT.

For the purposes of its analysis, upon advice of ICS, Lehman Brothers assumed that the published estimates of third party research analysts for ICS and IDT are a reasonable basis upon which to evaluate the future financial performance of each of ICS and IDT, and Lehman Brothers relied on such estimates in performing its analysis. With respect to the expected synergies estimated by the managements of ICS and of IDT to result from a combination of the businesses of ICS and IDT, upon advice of ICS, Lehman Brothers assumed that the amount and timing of such expected synergies are reasonable and that such expected synergies will be realized substantially in accordance with such estimates.

In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of either ICS or IDT and did not make or obtain any evaluations or appraisals of the assets or liabilities of either ICS or IDT. In addition, ICS did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of ICS’s business. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

No limitations were imposed by ICS on the scope of Lehman Brothers’ investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to ICS or to IDT, but rather made its determination as to the fairness, from a financial point of view, to the stockholders of ICS of the merger consideration to be offered to such stockholders in the merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ICS and IDT. Neither ICS nor Lehman Brothers assumed responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with the delivery of its opinion to the ICS board of directors. The financial analyses summarized below were based upon market prices as of June 14, 2005. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Stock Trading History

Lehman Brothers considered historical data with regard to the trading prices of ICS common stock and IDT common stock for the period from June 15, 2004 through June 14, 2005. During this period, the closing price of ICS common stock ranged from $17.41 to $27.16 per share, and the closing price of IDT common stock ranged from $9.23 to $13.93 per share.

Historical Exchange Ratio Analysis

Lehman Brothers compared the historical prices of IDT common stock and ICS common stock for various periods during the 52-week period prior to June 14, 2005 in order to determine various implied exchange ratios that existed for those periods. Based on these implied exchange ratios, Lehman Brothers analyzed the premium at a total implied exchange ratio of 1.8828x and the premium at implied ICS common stock price of $23.42 for those periods, based upon the merger consideration as of June 14, 2005.

The analysis indicated the following implied exchange ratios and premiums at total implied exchange ratio and at implied ICS common stock price:

	Exchange Ratio		Stock Prices
	Exchange Ratio	Premium at total implied exchange ratio of 1.8828x	Stock Price	Premium at implied stock price of $23.42
Current	1.5498x	21.5%	$19.28	21.5%
One-Month Avg	1.6420x	14.7%	$20.45	14.5%
Three-Month Avg	1.6480x	14.2%	$19.24	21.7%
Six-Month Avg	1.6808x	12.0%	$19.49	20.1%
One-Year Avg	1.8693x	0.7%	$21.33	9.8%
52-Week High	2.3241x	(19.0)%	$27.16	(13.8)%
52-Week Low	1.4857x	26.7%	$17.41	34.5%

Comparable Company Analysis

In order to assess how the public market values shares of publicly traded companies with similar operating characteristics as ICS and IDT, Lehman Brothers reviewed and compared specific financial and operating data relating to ICS and IDT with selected companies that Lehman Brothers deemed comparable to ICS and IDT.

Lehman Brothers included the following companies in its review:

•	Agere Systems;

•	Analog Devices Inc.;

•	Applied Micro Circuits Corporation;

•	Cypress Semiconductor Corp.;

•	Intersil Corp.;

•	Linear Technology Corp.;

•	Maxim Integrated Products Inc.;

•	Micrel Semiconductor Inc.;

•	National Semiconductor Corp.;

•	Netlogic Microsystems Inc.;

•	PMC-Sierra Inc.;

•	Power Integrations Inc.;

•	Semtech Corp.;

•	Silicon Laboratories Inc.; and

•	Vitesse Semiconductor Corp.

Using publicly available information and Institutional Brokerage Estimate System, or IBES, estimates available as of June 14, 2005, Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value to 2005 and 2006 calendar year expected revenues, as well as the multiples of each company’s stock price to 2005 and 2006 calendar year expected earnings per share, or EPS.

The following table presents the results of the comparable company analysis as applied to ICS:

	Analog Comparable Companies(1)				ICS @ Market	ICS @ Transaction	IDT
	High	Median	Mean	Low
Enterprise Value as a multiple of:
CY2005E Revenues	9.48x	4.36x	5.15x	3.61x	4.69x	5.95x	1.90x
CY2006E Revenues	8.59x	3.90x	4.63x	3.18x	4.06x	5.15x	1.68x
Stock Price as a multiple of:
CY2005E EPS	35.6x	28.1x	29.0x	21.8x	23.9x	29.1x	32.8x
CY2006E EPS	28.4x	23.8x	24.0x	19.3x	19.1x	23.2x	17.8x

(1)	Analog comparable companies include Analog Devices Inc.; Intersil Corp.; Linear Technology Corp.; Maxim Integrated Products Inc.; Micrel Semiconductor Inc.; National Semiconductor Corp.; Power Integrations Inc. and Semtech Corp.

Using the mean and median multiples as a general guide, Lehman Brothers calculated (i) a range of equity values per share of ICS common stock of $19.00 to $24.00 without including any equity control premium and (ii) a range of equity values per share of ICS common stock of $22.00 to $27.50 including an illustrative 15% equity control premium. Lehman Brothers noted that, based upon the merger consideration as of June 14, 2005, the implied transaction price per share of ICS common stock of $23.42 fell within the range of equity values, both with and without consideration of the 15% illustrative equity control premium.

The following table presents the results of the comparable company analysis as applied to IDT:

Comparable Companies
Communications Comparable Companies(1)
	High	Median	Mean	Low	Cypress	IDT
Enterprise Value as a multiple of:
CY2005E Revenues	4.28x	2.89x	2.82x	1.60x	2.52x	1.90x
CY2006E Revenues	3.54x	2.47x	2.43x	1.44x	2.08x	1.68x
Stock Price as a multiple of:
CY2006E EPS	69.2x	24.9x	30.8x	15.1x	24.0x	17.8x

(1)	Communications comparable companies include Agere Systems; Applied Micro Circuits Corporation; Netlogic Microsystems Inc.; PMC-Sierra Inc.; Silicon Laboratories Inc.; and Vitesse Semiconductor Corp.

Using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share of IDT common stock of $12.00 to $15.00. Lehman Brothers noted that the price per share of IDT common stock as of June 14, 2005 of $12.44 fell within this range.

Lehman Brothers selected the comparable companies described above because their business and operating profiles are reasonably similar to that of ICS and/or IDT. However, because of the inherent differences between the businesses, operations and prospects of ICS and IDT and the business, operations and prospects of the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of ICS, IDT and the companies included in the comparable company analysis that would affect the public trading values of each.

Precedent Transaction Analysis

Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in 11 acquisitions of semiconductor companies which occurred after January 1, 2001, involved publicly traded companies and involved transaction values greater than $100 million. Lehman Brothers included the following transactions:

•	March 14, 2004—Acquisition of Xicor by Intersil Corp.;

•	November 3, 2003—Acquisition of Globespan Virata by Conexant Systems;

•	May 5, 2003—Acquisition of Oak Technology Inc. by Zoran Corporation;

•	March 10, 2002—Acquisition of Elantec Semiconductor by Intersil Corp.;

•	December 17, 2001—Acquisition of Alpha Industries by Skyworks Solutions (Conexant wireless division);

•	October 1, 2001—Acquisition of Virata by Globespan;

•	September 28, 2001—Acquisition of Sage Inc. by Genesis Microchip Inc.;

•	August 1, 2001—Acquisition of General Semiconductor, Inc. by Vishay Intertechnology, Inc.;

•	May 15, 2001—Acquisition of Sawtek Inc. by TriQuint Semiconductor, Inc.;

•	March 26, 2001—Acquisition of C-Cube Microsystems by LSI Logic; and

•	January 29, 2001—Acquisition of Dallas Semiconductor by Maxim Integrated Products.

Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value implied by the terms of the transaction, or transaction value, to the last twelve months revenues and expected forward twelve months revenues.

The analysis indicated the following multiples:

	Transaction Multiples				ICS @ Transaction
	High	Median	Mean	Low
Transaction Value as a multiple of:
Last Twelve Months Revenues	13.17x	4.15x	5.46x	1.27x	5.79x
Forward Twelve Months Revenues	12.01x	4.12x	5.04x	0.97x	5.77x

Because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the business, operations, financial condition and prospects of ICS, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transaction analysis, Lehman Brothers believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of the merger. Lehman Brothers believed that the appropriate use of a precedent transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the acquisition values of the acquired companies and ICS. Accordingly, Lehman Brothers selected certain multiples that it believed reflected the theoretical transaction multiples for ICS. Based on those multiples, and using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share. This analysis indicated a range of equity values per share of ICS common stock of $17.00 to $22.50.

Lehman Brothers noted that, based upon the merger consideration as of June 14, 2005, the implied transaction price per share of ICS common stock of $23.42 fell above this range.

Premiums Paid Analysis

In order to assess the premium offered by IDT to the ICS stockholders in the merger, Lehman Brothers reviewed the premiums paid for 53 selected domestic control transactions valued at between $1 billion and $2 billion which have occurred since January 1, 2003 and 50 selected merger-of-equals transactions valued at greater than $1 billion which have occurred since January 1, 1998. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced transaction value per share in the transaction to the historical target company’s stock price during selected periods leading up to the announcement of the transaction.

This analysis indicated the following premiums paid:

	One Day	30 Days
Control Transactions Stock Price Premiums Paid:
75 Quartile	32.4%	39.0%
Mean	24.3%	26.2%
Median	21.3%	27.1%
25 Quartile	13.3%	13.8%
Merger-of-Equals Transactions Stock Price Premiums Paid:
75 Quartile	16.8%	18.5%
Mean	11.5%	10.1%
Median	9.2%	7.7%
25 Quartile	0.9%	0.7%
ICS at merger consideration as of June 14, 2005	21.5%	14.5%

Lehman Brothers noted that the implied premium for the price of ICS common stock of $23.42, based upon the merger consideration as of June 14, 2005, was (i) within the range indicated by the mean and median of the one-day premium for control transactions, (ii) below the range indicated by the mean and median of the 30-day premium for control transactions, and (iii) above the ranges indicated by the mean and median of the one-day and 30-day premiums for merger-of-equals transactions. Based on those exchange ratios, and using the mean and median multiples as a general guide, Lehman Brothers calculated (i) a range of equity values per share for ICS of $22.00 to $25.00 in the context of a control transaction and (ii) a range of equity values per share of ICS common stock of $20.00 to $23.00 in the context of a merger-of-equals transaction.

Lehman Brothers noted that, based upon the merger consideration as of June 14, 2005, the implied transaction price per share of ICS common stock of $23.42 fell within the range of equity values in the context of a control transaction and above the range of equity values in the context of a merger-of-equals transaction.

Contribution Analysis

Lehman Brothers analyzed the respective contributions of ICS and IDT to revenues, gross profit, operating income and cash net income of the combined company for calendar year 2004 and projected calendar years 2005 and 2006. This analysis was based upon the actual results for ICS and IDT for calendar year 2004 as represented in each company’s respective public filings applicable to such period, and publicly available research estimates and IBES estimates for calendar years 2005 and 2006. In both the actual results and the IBES estimates, amortization of intangibles, deferred stock based compensation and purchase accounting adjustments were excluded.

This analysis indicated the following contribution percentage of ICS and IDT to the combined company:

	% Contribution
	ICS	IDT
Revenues:
CY2004A	40.5%	59.5%
CY2005E	37.8%	62.2%
CY2006E	38.3%	61.7%
Gross Profit:
CY2004A	44.2%	55.8%
CY2005E	41.6%	58.4%
CY2006E	40.6%	59.4%
Operating Income:
CY2004A	74.0%	26.0%
CY2005E	68.6%	31.4%
CY2006E	53.7%	46.3%
Cash Net Income:
CY2004A	67.4%	32.6%
CY2005E	59.9%	40.1%
CY2006E	49.1%	50.9%

	Implied Equity Ownership
Adjusted Average of Operating Income and Net Income(1)	57.3%	42.7%
At Implied Transaction Prices(2)	55.3%	44.7%

(1)	Calculated by adjusting enterprise contribution percentages for operating income for impact of net cash. No adjustment was made for the companies’ respective contributions of cash net income to the combined company.

(2)	Based on implied transaction price per share of $23.42 assuming 100% stock consideration.

Based on the contribution analysis, and using the adjusted average of operating income and net income as a general guide, Lehman Brothers calculated a range of equity values per share of ICS common stock of $22.50 to $28.00. Lehman Brothers noted that, based upon the merger consideration as of June 14, 2005, the implied transaction price per share of ICS common stock of $23.42 fell within the range of equity values.

Discounted Cash Flow Analysis

In order to estimate the respective present values for ICS common stock and IDT common stock, a measure designed to provide insight into the value of a company based upon its expected future cash flows, Lehman Brothers performed discounted cash flow analyses on the projected financial information of ICS and IDT based upon the estimates for calendar years 2005 through 2009 based on publicly available research estimates, IBES estimates, discussions with ICS’s management and IDT’s management and an analysis of the operating performance of similarly sized companies, excluding any synergies that could result from a combination of the businesses of ICS and IDT. Lehman Brothers discounted to present value the projected stream of unlevered net income for the calendar years 2005 through 2009 as adjusted for certain projected non-cash items (such as depreciation and amortization), projected capital expenditures and projected changes in net non-cash working capital.

For the ICS discounted cash flow analysis, Lehman Brothers calculated the estimated residual value of ICS at the end of the forecast period, or terminal value, by applying a range of revenue terminal multiples of 5.00x to 5.75x to projected 2009 revenue. Lehman Brothers also applied a range of discount rates of 11.0% to 15.0%. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share of

ICS common stock of $19.50 to $24.50. Lehman Brothers noted that, based upon the exchange ratio as of June 14, 2005, the implied price per share of ICS common stock of $23.42 fell within this range.

For the IDT discounted cash flow analysis, Lehman Brothers calculated the terminal value of IDT at the end of the forecast period by applying a range of revenue terminal multiples of 1.5x to 2.3x to projected 2009 revenue. Lehman Brothers also applied a range of discount rates of 14.0% to 18.0%. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share of IDT common stock of $11.50 to $14.50. Lehman Brothers noted that the price per share of IDT common stock as of June 14, 2005 of $12.44 fell within this range.

Pro Forma Analysis

Lehman Brothers analyzed the pro forma effect of the merger on the pro forma cash EPS of IDT. For the purposes of this analysis, Lehman Brothers utilized IBES estimates of calendar year 2005 and 2006 EPS for ICS and IDT, Wall Street research and various levels of transaction synergies, based upon the guidance of ICS’s and IDT’s management. This cash EPS analysis excluded the effects of purchase accounting adjustments. This analysis indicated that the merger would be dilutive to IDT’s pro forma 2006 calendar year cash EPS assuming no synergies and accretive to IDT’s pro forma 2006 calendar year cash EPS assuming certain levels of synergies which the managements of ICS and IDT expected to occur.

The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the transaction synergies and, therefore, actual results may be substantially different.

Qualifications and Method of Selection of Lehman Brothers

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The ICS board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with ICS and the semiconductor industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the merger.

Material Relationship Between Lehman Brothers and ICS

As consideration for its services in connection with the merger, ICS paid Lehman Brothers $1,500,000 upon delivery of its fairness opinion. An additional $10,250,000 will be paid to Lehman Brothers at the closing of the merger. In addition, ICS has agreed to reimburse Lehman Brothers for reasonable expenses incurred in connection with its engagement and to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its opinion.

Lehman Brothers has performed, in the past, and may perform, in the future, various investment banking services for ICS and IDT, and has received and would expect to receive customary fees for such services. Such services within the past two years have included advising ICS in connection with its stock repurchase program. With respect to these services, as of July 19, 2005, ICS has paid Lehman Brothers an aggregate of approximately $80,000. In the ordinary course of its business, Lehman Brothers may actively trade in the securities of ICS and IDT for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Piper Jaffray & Co.

ICS retained Piper Jaffray to render to the board of directors an opinion as to the fairness, from a financial point of view, of the merger consideration in the proposed merger.

Piper Jaffray delivered its written opinion dated June 15, 2005 that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the merger consideration of $7.25 in cash and 1.3 shares of IDT common stock for each issued and outstanding share of ICS common stock was fair, from a financial point of view, to the stockholders of ICS.

The following is only a summary of the full text of the written opinion of Piper Jaffray, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Piper Jaffray’s written opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Jaffray in connection with its opinion. ICS stockholders are urged to read the Piper Jaffray opinion in its entirety.

While Piper Jaffray rendered its opinion and provided certain analyses to the ICS board of directors, Piper Jaffray was not requested to, and did not make, any recommendation to the ICS board of directors as to the specific form or amount of the consideration to be received by ICS stockholders in the proposed merger, which was determined through negotiations between ICS and IDT. Piper Jaffray’s written opinion, which was directed to the ICS board of directors, addresses only the fairness, from a financial point of view, of the proposed consideration to be received by the holders of ICS common stock in the proposed merger, does not address ICS’s underlying business decision to proceed with, or effect, the merger or structure thereof, IDT’s ability to fund the cash portion of the merger consideration, or the relative merits of the merger compared to any alternative business strategy or transaction in which ICS might engage and does not constitute a recommendation to any ICS stockholder as to how to vote in the merger. Piper Jaffray was not requested to solicit, and did not solicit, any expressions of interest from any other parties with respect to the acquisition of all or a part of ICS, any business combination with ICS or any other alternative transaction. In addition, Piper Jaffray understood that no other financial advisor to ICS was requested to solicit, nor did solicit, any expressions of interest from any other parties with respect to acquisitions of all or a part of ICS, any business combination with ICS or any other alternative transaction.

In arriving at its opinion, Piper Jaffray’s review included:

•	financial terms of a draft of the merger agreement;

•	certain publicly available financial, market, securities and other data with respect to ICS and IDT;

•	certain financial, market, securities and other data with respect to ICS from ICS’s internal records;

•	certain internal financial projections for ICS and IDT on a stand-alone basis prepared for financial planning purposes and furnished by the management of ICS and IDT, respectively;

•	discussions with members of the senior management of ICS and IDT with respect to the business and prospects of ICS and IDT on a stand-alone basis and on a combined basis following the merger;

•	historical prices and trading volumes for certain other companies deemed comparable to ICS and IDT by Piper Jaffray;

•	financial performance of certain other publicly traded companies deemed comparable to ICS and IDT by Piper Jaffray; and

•	financial terms, to the extent publicly available, of certain selected merger transactions.

The following is a summary of the material analyses and other information that Piper Jaffray prepared and relied on in delivering its opinion to the ICS board of directors. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Piper Jaffray, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Implied Consideration

Giving effect to the 1.3 shares of IDT common stock consideration and the cash consideration of $7.25 per share of ICS common stock, the implied value of the consideration offered to ICS in the merger was determined to be $23.42 per share of ICS common stock (based on the closing price for IDT common stock on June 14, 2005). Based on the number of outstanding shares of ICS common stock and common share equivalents, Piper Jaffray calculated the aggregate implied value of the total consideration payable in the merger for ICS common stock to be approximately $1,682.2 million. Piper Jaffray also calculated the implied enterprise value (equity value plus debt less cash) of ICS to be approximately $1,475.2 million. Piper Jaffray also calculated that the fully diluted shares issued to the stockholders and option holders of ICS would be an aggregate of 45.4% of the total IDT common stock and common stock equivalents following the merger. In addition, Piper Jaffray calculated that, if the total implied consideration of $23.42 were to be paid entirely in stock of IDT (based on the closing price of IDT common stock on June 14, 2005), the fully diluted shares issued to the stockholders and option holders of ICS would be an aggregate of 55.3% of the total IDT common stock and common stock equivalents following the merger.

Historical Exchange Ratio Analysis

Piper Jaffray calculated a hypothetical implied all stock exchange ratio for this transaction by calculating the exchange ratio that would have resulted if the total implied consideration of $23.42 had been paid entirely in stock of IDT (based on the closing price of IDT common stock on June 14, 2005). Piper Jaffray analyzed the implied all stock exchange ratio for the merger against the average exchange ratios based on historical stock prices for ICS and IDT. Piper Jaffray examined the five-day, twenty-day and sixty-day average exchange ratios for ICS and IDT. This analysis produced the following average historical exchange ratios and implied premiums based on the implied all stock exchange ratio of 1.8828 shares of IDT common stock for each share of ICS common stock:

			Average Historical Exchange Ratio
	Current(1)		Five-Day		Twenty-Day		Sixty-Day
Exchange Ratio	1.5498	x	1.5544	x	1.6404	x	1.6476	x
Implied Premium(2)	21.5%		21.1%		14.8%		14.3%

(1)	Based on June 14, 2005 closing prices of $12.44 and $19.28 for IDT common stock and ICS common stock, respectively.

(2)	Based on a hypothetical implied all stock exchange ratio of 1.8828x.

Historical Trading Analysis

Piper Jaffray reviewed general trading information concerning ICS, including the price performance of ICS common stock over the previous 12 months relative to the Philadelphia Semiconductor Index and the group of comparable companies described below, and the stock price and volume over selected periods and the stock trading history of ICS common stock. Piper Jaffray presented the recent ICS common stock trading information contained in the following table:

Closing price on June 14, 2005	$19.28
Five day prior	20.60
Twenty day prior	20.08
Six month average	19.55
One year average	21.35
52 week high	27.16
52 week low	17.41

ICS Comparable Company Analysis

Piper Jaffray analyzed financial information and valuation ratios of ICS compared to corresponding data and ratios from 13 publicly traded companies deemed comparable by Piper Jaffray to ICS. This group was comprised of Analog Devices, Inc., AMIS Holdings, Inc., Cypress Semiconductor Corporation, IDT, Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Micrel Semiconductor, Inc., National Semiconductor Corporation, O2Micro International Limited, Power Integrations, Inc., Silicon Laboratories, Inc., and Semtech Corporation. This group was selected from publicly traded companies that are engaged in providing semiconductor solutions and have the same SIC code (3674) as ICS. Piper Jaffray used publicly available Wall Street research estimates for the comparable company group and for ICS. This analysis produced multiples of selected valuation data which Piper Jaffray compared to multiples for ICS derived from the implied value paid in the merger.

			Comparable Companies
	ICS(1)		High		Mean		Median		Low
Enterprise value to latest twelve months revenue	5.8	x	9.9	x	4.3	x	4.3	x	2.0	x
Enterprise value to estimated calendar year 2005 revenue	5.9	x	9.4	x	4.2	x	3.8	x	1.9	x
Enterprise value to estimated calendar year 2006 revenue	5.1	x	8.6	x	3.8	x	3.4	x	1.7	x
Enterprise value to latest twelve months earnings before interest and taxes (“EBIT”)	21.4	x	37.7	x	20.8	x	18.4	x	12.3	x
Enterprise value to estimated calendar year 2005 EBIT	23.8	x	33.8	x	20.6	x	19.8	x	14.2	x
Enterprise value to estimated calendar year 2006 EBIT	18.5	x	19.0	x	14.9	x	15.0	x	10.8	x
Share price to latest twelve months earnings per share	24.9	x	45.1	x	30.0	x	27.8	x	19.6	x
Share price to estimated calendar year 2005 earnings per share	28.6	x	37.9	x	29.0	x	28.1	x	21.8	x
Share price to estimated calendar year 2006 earnings per share	23.5	x	28.4	x	22.6	x	22.7	x	17.1	x

(1)	Based on implied value of merger consideration of $23.42 per share of ICS common stock.

Control Transaction Premiums Analysis

Piper Jaffray reviewed 34 transactions involving companies having SIC code classifications in the technology sector where there was change in control of the target. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions involving companies having the following technology sector SIC codes: 3571, 3572, 3575, 3577, 3612, 3613, 3651, 3661, 3663, 3669, 3671, 3672, 3674, 3675, 3676, 3677, 3678, 3679, 3695, 3699, 4812, 4813, 4822, 4899 and 7372;

•	transactions that were announced between January 1, 2003, and June 15, 2005;

•	transactions with equity values ranging from $250 million to $5 billion;

•	transactions involving publicly traded targets;

•	transactions with publicly available information on terms;

•	transactions in which less than 50% of the surviving entity’s shares were held by the pre-transaction target stockholders; and

•	transactions which were not share repurchases, acquisitions of a minority interest, or acquisitions of a division.

In examining the selected transactions, Piper Jaffray analyzed the premium (or discount) payable in the transactions over trading prices for the target company one day, five days and twenty days prior to the announcement of the transaction. Piper Jaffray also analyzed the premium (or discount) of the exchange ratio offered in each selected transaction over the average historical exchange ratio of the companies for five days, twenty days and sixty days prior to the announcement of the transaction. Piper Jaffray calculated implied price premiums for ICS based upon the implied value of the merger consideration of $23.42 per share of ICS common stock and an assumed announcement date of June 14, 2005. In addition, Piper Jaffray calculated the average exchange ratio premium based on the implied all stock exchange ratio of 1.8828 shares of IDT common stock for each share of ICS common stock and an assumed announcement date of June 14, 2005. The following table sets forth information concerning the stock price and average exchange ratio premiums implied by the merger and the stock price and average exchange ratio premiums in the selected control transactions.

	Implied ICS Premium	Selected Control Transactions
		High	Mean	Median	Low
Price Premium
One day before announcement	21.5%	71.0%	24.1%	18.9%	(1.0)%
Five days before announcement	16.3%	68.0%	28.0%	23.0%	(3.9)%
Twenty days before announcement	16.6%	86.6%	32.4%	30.7%	(19.6)%
Average Exchange Ratio Premium
Five days before announcement	21.1%	70.2%	25.1%	18.8%	(3.6)%
Twenty days before announcement	14.8%	68.7%	26.1%	21.9%	(18.3)%
Sixty days before announcement	14.3%	64.4%	28.6%	27.4%	(28.2)%

Merger-of-Equals Transaction Premiums Analysis

Piper Jaffray reviewed 18 merger-of-equals transactions involving companies having SIC code classifications in the technology sector. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions involving companies having the following technology sector SIC codes: 3571, 3572, 3575, 3577, 3612, 3613, 3651, 3661, 3663, 3669, 3671, 3672, 3674, 3675, 3676, 3677, 3678, 3679, 3695, 3699, 4812, 4813, 4822, 4899 and 7372;

•	transactions that were announced between January 1, 1999 and June 15, 2005;

•	transactions with equity values ranging from $100 million to $30 billion;

•	transactions involving publicly traded targets;

•	transactions deemed to be “merger-of-equals” transactions by Piper Jaffray upon review of the pro forma equity ownership, management and board composition, as well as other factors;

•	transactions with publicly available information on terms; and

•	transactions which were not share repurchases, acquisitions of a minority interest, or acquisitions of a division.

Piper Jaffray performed its analysis on the following transactions:

•	Merger of Entegris, Inc. with Mykrolis Corporation (pending);

•	Merger of ST Assembly Test Services Ltd. with ChipPAC, Inc.;

•	Merger of Conexant Systems, Inc. with GlobespanVirata, Inc.;

•	Merger of SafeNet, Inc. with Rainbow Technologies, Inc.;

•	Merger of SmartForce plc with SkillSoft Corporation;

•	Merger of Identix Incorporated with Visionics Corporation;

•	Merger of Western Multiplex Corp. with Proxim Inc.;

•	Merger of Brooks Automation Inc. with PRI Automation, Inc.;

•	Merger of GlobeSpan, Inc. with Virata Corp.;

•	Merger of Hewlett-Packard Company with Compaq Computer Corporation;

•	Merger of BreezeCOM, Ltd. with Floware Wireless Systems, Ltd.;

•	Merger of Phone.com, Inc. with Software.com, Inc.;

•	Merger of VeriSign, Inc. with Network Solutions, Inc.;

•	Merger of NetIQ Corp. with Mission Critical Software, Inc.;

•	Merger of bamboo.com, Inc. with Interactive Pictures Corporation;

•	Merger of MindSpring Enterprises, Inc. with EarthLink Network, Inc.;

•	Merger of Razorfish, Inc. with International Integration, Inc.; and

•	Merger of Uniphase Corporation with JDS Fitel, Inc.

In examining the selected transactions, Piper Jaffray analyzed the premium (or discount) payable in the transactions over trading prices for the target company one day, five days and twenty days prior to the announcement of the transaction. Piper Jaffray also analyzed the premium (or discount) of the exchange ratio offered in each selected transaction over the over the average historical exchange ratio of the companies for five days, twenty days and sixty days prior to the announcement of the transaction. Piper Jaffray calculated implied price premiums for ICS based upon the implied value of the merger consideration of $23.42 per share of ICS common stock and an assumed announcement date of June 14, 2005. In addition, Piper Jaffray calculated the average exchange ratio premium based on the implied all stock exchange ratio of 1.8828 shares of IDT common stock for each share of ICS common stock and an assumed announcement date of June 14, 2005. The following table sets forth information concerning the stock price and average exchange ratio premiums implied by the merger and the stock price and average exchange ratio premiums in the selected control transactions.

	Implied ICS Premium	Selected Merger of Equals Transactions
		High	Mean	Median	Low
Price Premium
One day before announcement	21.5%	47.5%	14.0%	15.0%	(15.6)%
Five days before announcement	16.3%	65.0%	14.3%	12.0%	(28.1)%
Twenty days before announcement	16.6%	113.5%	13.0%	3.8%	(32.3)%
Average Exchange Ratio Premium
Five days before announcement	21.1%	59.2%	14.9%	11.4%	(20.7)%
Twenty days before announcement	14.8%	61.4%	15.7%	10.0%	(25.1)%
Sixty days before announcement	14.3%	56.9%	17.6%	17.2%	(16.3)%

M&A Transaction Analysis

Piper Jaffray reviewed 10 acquisition transactions involving companies operating in similar businesses and having SIC code classifications similar to ICS’s. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions with targets whose business Piper Jaffray deemed similar to ICS’s;

•	transactions that were announced between January 1, 2001 and June 15, 2005;

•	transactions with publicly available information on terms; and

•	transactions which were not share repurchases or acquisitions of a minority interest.

Piper Jaffray performed its analysis on the following transactions:

•	Acquisition of Xicor, Inc. by Intersil Corporation;

•	Acquisition of GlobespanVirata, Inc. by Conexant Systems, Inc.;

•	Acquisition of Oak Technology Inc. by Zoran Corporation;

•	Acquisition of Elantec Semiconductor, Inc. by Intersil Corporation;

•	Acquisition of Virata Corp. by GlobeSpan, Inc.;

•	Acquisition of Sage, Inc. by Genesis Microchip Inc.;

•	Acquisition of General Semiconductor, Inc. by Vishay Intertechnology, Inc.;

•	Acquisition of Sawtek Inc. by TriQuint Semiconductor, Inc.;

•	Acquisition of C-Cube Microsystems Inc. by LSI Logic Corporation; and

•	Acquisition of Dallas Semiconductor Corporation by Maxim Integrated Products, Inc.

Piper Jaffray analyzed financial information of the targets in these transactions. Piper Jaffray used publicly available Wall Street research estimates for the comparable transaction group and for ICS. This analysis produced multiples of selected valuation data which Piper Jaffray compared to multiples for ICS derived from the implied value paid in the merger. The following table sets forth such comparisons.

M&A Transactions
	ICS	High	Mean	Median	Low
Enterprise value to latest twelve months revenue	5.8x	14.1x	5.4x	3.8x	1.1x

Enterprise value to next twelve months revenue	5.7x	12.8x	5.6x	4.4x	1.6x

Enterprise value to latest twelve months earnings before interest and taxes (“EBIT”)	21.4x	22.7x	17.3x	17.2x	12.1x
Enterprise value to next twelve months EBIT	22.4x	31.2x	25.4x	26.7x	20.3x

Equity value to latest twelve months net income	24.9x	29.3x	21.9x	21.5x	15.2x
Equity value to next twelve months net income	27.3x	52.2x	35.2x	35.7x	22.1x

Discounted	Cash Flow Analysis

Piper Jaffray performed a discounted cash flow analysis for ICS in which it calculated the present value of the projected hypothetical future cash flows of ICS using (i) Wall Street research consensus estimates for the fiscal years ending June 30, 2006 and 2007, and (ii) ICS management’s growth estimates and other assumptions for the fiscal years ending June 30, 2008, 2009 and 2010. Piper Jaffray estimated a range of theoretical values for ICS based on the net present value of its implied annual cash flows and a terminal value for ICS in 2010 calculated based upon a multiple of revenue. For purposes of this analysis, Piper Jaffray used discount rates ranging from 13% to 15% based upon an analysis of the weighted average cost of capital of ICS, and terminal values based on multiples of projected 2010 revenue ranging from 5.0x to 6.0x. This analysis resulted in implied equity values per share of ICS common stock ranging from a low of $20.13 per share to a high of $24.60 per share.

Contribution Analysis

Piper Jaffray analyzed the expected contributions of each of ICS and IDT to revenue, gross profit, earnings before income and taxes (“EBIT”), and net income of the combined company for the different periods described in the tables below based on Wall Street research estimates, as well as certain actual balance sheet items, of ICS and IDT without taking into consideration any possible synergies that ICS and IDT management estimate the combined company may realize following the consummation of the merger. Piper Jaffray also computed the implied equity contribution of ICS as adjusted for the debt and cash positions of ICS and IDT, and based on the share price of IDT common stock on June 14, 2005. The analysis indicates the following contributions of ICS and IDT, and the implied ICS contribution to the combined entity:

	Latest Twelve Months
	IDT Contribution	ICS Contribution	Implied ICS Equity Contribution
Revenue	60.6%	39.4%	34.4%
Gross Profit	56.8%	43.2%	37.0%
EBIT	27.1%	72.9%	62.9%
Net Income	34.6%	65.4%	65.4%

	Estimated Calendar Year 2005
	IDT Contribution	ICS Contribution	Implied ICS Equity Contribution
Revenue	62.4%	37.6%	33.2%
Gross Profit	58.7%	41.3%	35.7%
EBIT	32.7%	67.3%	57.1%
Net Income	42.7%	57.3%	57.3%

	Estimated Calendar Year 2006
	IDT Contribution	ICS Contribution	Implied ICS Equity Contribution
Revenue	61.1%	38.9%	34.1%
Gross Profit	59.7%	40.3%	35.0%
EBIT	47.5%	52.5%	44.0%
Net Income	53.7%	46.3%	46.3%

	Most Recent Balance Sheet(1)
	IDT Contribution	ICS Contribution	Implied ICS Equity Contribution
Net cash	73.7%	26.3%	26.3%
Net current assets(2)	67.9%	32.1%	32.1%
Total tangible assets	71.7%	28.3%	28.3%
Tangible book value	70.8%	29.2%	29.2%

(1)	IDT balance sheet as of April 3, 2005 and ICS balance sheet as of April 2, 2005.

(2)	Net current assets is total current assets minus total current liabilities.

Pro Forma Analyses

Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for calendar year 2006 based on Wall Street research estimates for IDT and ICS. Without taking into consideration any possible synergies that management estimates the combined company may realize following the consummation of the merger or any transaction related expenses (other than the payment of the cash consideration), Piper Jaffray determined that the transaction could be dilutive for calendar year 2006 to the projected stand-alone earnings per share of IDT.

Analysis of IDT Common Stock

Piper Jaffray reviewed general trading information concerning IDT, including the price performance of IDT common stock over the previous 12 months relative to the Philadelphia Semiconductor Index and the group of comparable companies described below, and the stock price and volume over selected periods and the stock trading history of IDT common stock. Piper Jaffray presented the recent IDT common stock trading information contained in the following table:

Closing price on June 14, 2005	$12.44
Five day prior	12.47
Twenty day prior	11.76
Six month average	11.64
One year average	11.48
52 week high	13.93
52 week low	9.23

In addition, Piper Jaffray analyzed financial information and valuation ratios of IDT compared to corresponding data and ratios from ten publicly traded companies deemed comparable by Piper Jaffray to IDT. This group comprised Agere Systems Inc., Applied Micro Circuits Corporation, Broadcom Corporation, ICS, Cypress Semiconductor Corporation, Exar Corporation, Marvell Technology Group, Ltd., NetLogic Microsystems, Inc., PMC-Sierra, Inc. and Vitesse Semiconductor Corporation. This group was selected from publicly traded companies that are engaged in providing semiconductor solutions and have the same SIC code (3674) as IDT. Piper Jaffray used publicly available Wall Street research estimates for the comparable company group and for IDT. This analysis produced multiples of selected valuation data which Piper Jaffray compared to multiples for IDT based on IDT’s share price on June 14, 2005.

Comparable Companies
	IDT(1)	High	Mean	Median	Low
Enterprise value to latest twelve months revenue	2.0x	12.7x	5.1x	4.3x	1.7x
Enterprise value to estimated calendar year 2005 revenue	1.9x	12.8x	4.8x	3.8x	1.6x
Enterprise value to estimated calendar year 2006 revenue	1.7x	11.5x	4.1x	3.3x	1.4x

Enterprise value to latest twelve EBIT	30.4x	43.1x	32.4x	38.0x	16.9x
Enterprise value to estimated calendar year 2005 EBIT	25.8x	29.9x	23.6x	24.0x	18.7x
Enterprise value to estimated calendar year 2006 EBIT	10.8x	81.5x	25.7x	18.0x	9.4x

Share price to latest twelve months earnings per share	38.4x	59.0x	38.3x	36.9x	20.4x
Share price to estimated calendar year 2005 earnings per share	31.5x	58.8x	38.8x	34.1x	23.6x
Share price to estimated calendar year 2006 earnings per share	17.1x	69.2x	31.1x	26.5x	15.1x

(1)	Based on June 14, 2005 closing price per share of $12.44 for IDT common stock.

In reaching its conclusion as to the fairness of the merger consideration and in its presentation to the ICS board of directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to ICS, IDT or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which ICS and IDT were compared and other factors that could affect the public trading value of the companies.

For purposes of its opinion, Piper Jaffray relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or reviewed by it, and did not assume responsibility independently to verify such information. Piper Jaffray assumed, with ICS’s consent, that the information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that ICS’s management is not aware of any information or facts that would make the information provided to it incomplete or misleading. In rendering its opinion, Piper Jaffray assumed that ICS and IDT are not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the transaction, and with respect to financial forecasts and pro forma data relating to ICS and IDT reviewed by Piper Jaffray, Piper Jaffray assumed that such information reflects the best currently available estimates and judgments of ICS’s management and IDT’s management. Piper Jaffray expressed no opinion as to any financial forecasts, pro forma data or other forward looking financial information of ICS or IDT or the assumptions on which they were based. Piper Jaffray has not acted as an advisor to ICS as to, and it expressed no opinion on, any legal, tax, accounting or regulatory matters in any jurisdiction. Piper Jaffray also relied on the assumptions of ICS’s management, as to all accounting, legal, tax and financial reporting matters with respect to ICS, IDT and the merger agreement. Without limiting the generality of the foregoing, in arriving at its opinion Piper Jaffray relied on ICS’s management’s and IDT’s management’s assumptions regarding the nature, amount and timing of pro forma effects expected to result from the merger.

Piper Jaffray assumed that the merger will qualify as a reorganization under the United States Internal Revenue Code. Piper Jaffray did not independently verify that such tax treatment will be available in respect of the merger, and expressed no view with respect to the tax treatment that will be required to be applied to the merger.

In rendering its opinion, Piper Jaffray also assumed the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto, without adjustments to the merger consideration and without waiver by any party of any conditions or obligations thereunder. In arriving at its opinion, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect ICS or IDT or alter the terms of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of ICS or IDT, or concerning the solvency or fair value of either entity, and was not furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray did not express any opinion regarding the liquidation value of any entity.

Piper Jaffray’s opinion addressed only the proposed consideration set forth in the merger agreement and no other term or agreement relating to the merger or related transactions. The opinion was based on information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. Piper Jaffray did not express any opinion as to the price at which shares of ICS common stock or IDT common stock have traded or such stock may trade following announcement of the merger. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Qualification and Selection of Piper Jaffray

Piper Jaffray, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of ICS and IDT for its own account or the account if its customers and, accordingly, it may at any time hold a long or short position in such securities. Piper Jaffray makes a market in ICS common stock and IDT common stock and provides research coverage on ICS and IDT.

Material Relationship Between Piper Jaffray and ICS

Under the terms of the engagement letter between ICS and Piper Jaffray, ICS agreed to pay Piper Jaffray a fee for providing its opinion as to the fairness of the merger consideration. $750,000 of this opinion fee became due upon delivery of the opinion, and $1,000,000 is due upon the consummation of the merger. Piper Jaffray has been previously engaged by ICS to provide investment banking services for a fee and may seek to be engaged by ICS or the combined company in the future. Whether or not the transaction is consummated, ICS has agreed to pay the reasonable out-of-pocket expenses of Piper Jaffray and to indemnify Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of Piper Jaffray by ICS’s board of directors.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material United States federal income tax consequences of the merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, applicable United States Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all United States federal income tax consequences of the merger. The discussion below does not address any state, local or foreign tax consequences of the merger and does not address the tax consequences of the merger under United States federal tax law other than income tax law. This discussion may not apply, in whole or in part, to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as:

•	individuals who hold options in respect of ICS common stock or who have acquired ICS common stock under a compensatory or other employment-related arrangement;

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	expatriates;

•	persons that have a functional currency other than the United States dollar;

•	persons who are non-United States holders (as defined below);

•	traders in securities that elect to mark-to-market;

•	holders of ICS common stock who also own, directly or constructively for United States federal income tax purposes, any stock of IDT (apart from any IDT common stock that such holders receive in the merger);

•	persons who are S-corporations, partnerships or other pass-through entities;

•	persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code; and

•	persons who hold ICS common stock as part of a hedge, straddle or conversion transaction.

The following discussion assumes that ICS common stock is held as a capital asset at the effective time of the merger. For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has validly elected under United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

The term “non-United States holder” means a holder other than a United States holder.

ICS stockholders are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any United States federal, state, local or foreign laws, and the effect of possible changes in applicable tax laws.

General

It is a condition to closing of the merger that IDT receive an opinion of its counsel, Latham & Watkins LLP, and that ICS receive an opinion of its counsel, Kirkland & Ellis LLP, in each case, dated as of the effective date of the merger, to the effect that for federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Neither IDT nor ICS may waive such tax opinion closing condition to the merger after the IDT stockholders and the ICS stockholders have approved the merger unless further approval is obtained from the IDT stockholders and the ICS stockholders with appropriate disclosure. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this proxy statement/prospectus are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this proxy statement/prospectus, and (3) certain customary factual assumptions. In addition, the tax opinions will be based on the law in effect on the date of the opinions and on representations made in representation letters provided by IDT and ICS substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the best legal judgment of counsel to IDT and counsel to ICS and are not binding on the Internal Revenue Service or the courts. Neither IDT nor ICS has requested nor will request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

Tax Consequences of the Merger

Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and subject to the qualifications and assumptions described herein:

•	neither IDT nor ICS will recognize gain or loss as a result of the merger;

•	IDT stockholders will not recognize any gain or loss for federal income tax purposes as a result of the merger;

•	an ICS stockholder will recognize gain (but not loss) with respect to its shares of ICS common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of IDT common stock). A holder’s gain realized will equal the difference between the fair market value of the IDT common stock and cash received and such holder’s tax basis in the ICS common stock surrendered. Any such gain recognized will be a capital gain;

•

an ICS stockholder’s aggregate tax basis for the shares of IDT common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of ICS common stock surrendered upon completion of the merger, increased by any gain recognized by such holder in the merger (other than gain resulting from the receipt of cash instead of a fractional share of IDT common stock) and reduced by the amount of any cash received in the merger (other than any cash received instead of a fractional share of IDT common stock);

•	an ICS stockholder’s holding period for the shares of IDT common stock received in the merger (including any fractional share interest for which cash is received) will include the period during which the shares of ICS common stock surrendered in the merger were held; and

•	an ICS stockholder who receives cash in lieu of a fractional share of IDT common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s adjusted tax basis allocable to such fractional share.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the ICS stockholder’s holding period in the ICS common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

Backup Withholding; Information Reporting

An ICS stockholder may be subject to “backup withholding” for United States federal income tax purposes on any cash received in the merger, including cash received instead of a fractional share of IDT common stock, unless certain requirements are met. Payments will not be subject to backup withholding if the stockholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides IDT or the third-party paying agent, as appropriate, with the holder’s correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder’s U.S. federal income liability provided the holder furnishes the required information to the Internal Revenue Service. Holders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Internal Revenue Code. Appropriate documentation for the foregoing purposes will be provided to holders by the exchange agent.

Tax matters are very complicated, and the tax consequences of the merger to a particular ICS stockholder will depend on that stockholder’s own tax situation. ICS stockholders are encouraged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Regulatory Matters; Hart-Scott-Rodino Act and Antitrust

The merger is subject to review by the Department of Justice and the FTC, which we refer to as the “antitrust agencies”, under the HSR Act. Under the HSR Act, IDT and ICS are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. IDT and ICS filed notification reports together with requests for early termination of the waiting period under the HSR Act on July 1, 2005. IDT voluntarily withdrew and refiled its notification report on July 22, 2005. On August 4, 2005, the FTC granted IDT’s and ICS’s request for early termination of the waiting period. IDT and ICS have not yet obtained all regulatory clearances, consents, and approvals required to complete the merger. While the condition to closing that there has been approval by the Department of Justice and the FTC under the HSR Act has been satisfied, the antitrust agencies could still seek to block or challenge the merger under the antitrust laws, before or after the merger is completed, or could impose conditions or require asset divestitures they deem necessary or desirable in the public interest as a condition to clearing the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed.

IDT may not prevail, or may incur significant costs, in defending or resolving any action under the antitrust laws. IDT may also be required to file merger notifications in some jurisdictions following the closing of the merger.

Other Approvals

If any additional governmental approvals or actions are required, IDT and ICS intend to try to obtain them. IDT and ICS cannot assure you, however, that IDT and ICS will be able to obtain any approvals or actions.

Accounting Treatment

The merger is expected to be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States. After the closing of the merger, the results of operations of ICS will be included in the consolidated financial statements of IDT. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives are amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. IDT will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this joint proxy statement/prospectus, IDT has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the transaction.

Restrictions on Sales of Shares by Affiliates of ICS

The shares of IDT common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of IDT common stock issued to any person who is deemed to be an “affiliate” of ICS at the time of the ICS special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of ICS and may include executive officers and directors of ICS, as well as significant stockholders of ICS. Affiliates may not sell their shares of IDT common stock acquired in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

IDT’s registration statement on Form S-4, of which this joint proxy statement/ prospectus forms a part, does not cover the resale of shares of IDT common stock to be received by affiliates of ICS in the merger.

Additional Interests of Directors, Officers and Affiliates

Interests of Certain IDT Directors, Officers and Affiliates

In considering the recommendation of the IDT board of directors that IDT stockholders vote in favor of the issuance of IDT common stock in the merger, IDT stockholders should be aware that some IDT executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of IDT. These interests relate to or arise from, among other things, the expectation that the trading volume of IDT following the merger may increase, which may facilitate the sale of an increased number of shares under Rule 144 of the Securities Act for certain affiliates of both IDT and ICS. The IDT board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Interests of Certain ICS Directors, Officers and Affiliates

In considering the recommendation of the ICS board of directors that ICS stockholders vote in favor of the adoption of the merger agreement, ICS stockholders should be aware that some ICS directors, executive officers and affiliates may have interests in the merger that may be different from, or in addition to, their interests as stockholders of ICS. These interests relate to or arise from, among other things:

•	Affiliates of ICS receiving IDT common stock as a result of the merger (including IDT common stock issuable upon exercise of IDT options granted to such affiliates) are subject to Rule 145 of the Securities Act with respect to the resale of their securities, as discussed above in the section entitled “Restrictions on Sales of Shares by Affiliates of ICS;”

•	It is anticipated that the total number of shares outstanding along with the trading volume of IDT common stock will increase following the merger, which may facilitate the sale of an increased number of shares under Rule 145 of the Securities Act for certain affiliates of both IDT and ICS following the merger, as explained above;

•	Promptly following the completion of the merger, IDT will make two option grants to replace each cancelled option to purchase ICS common stock held by ICS directors, officers or employees prior to the completion of the merger who continue to be employed by IDT or any of its subsidiaries after the merger. The first replacement grant of stock options to purchase IDT common stock will be exercisable for the same number of shares and will be vested to the same extent as such employee’s cancelled ICS stock option which it is intended to replace. The second replacement grant of stock options will vest according to IDT’s standard vesting schedule and will be granted for the number of shares calculated by multiplying (a) the number of shares subject to the first replacement grant by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger), and subtracting (c) the number of shares subject to the first replacement grant. The exercise price for both replacement option grants will be equal to fair market value of IDT common stock at the time of grant, which will generally be the date of the completion of the merger.

•	To the extent that the exercise price of outstanding ICS stock options, whether or not vested or exercisable, is less than (a) $7.25 plus (b) the product of (i) 1.3 times (ii) the average closing price of IDT common stock for the five trading days ending on the second trading day prior to the effective time of the merger, which we refer to as the per share merger consideration value, holders of such outstanding ICS options will receive the difference, or spread value, as a cash payment. Certain ICS executive officers and directors will receive the spread value of their outstanding ICS stock options in connection with the merger. Assuming that the average of the closing sales prices of IDT common stock for the five consecutive trading days ending on the second trading day immediately prior to the effective time of the merger is the same as the closing sales price of IDT common stock on July 1, 2005 of $10.76 per share of IDT common stock, the aggregate spread value of the stock options held by ICS executive officers and directors, Hock E. Tan, Justine F. Lien, Dinh N. Bui, Randall R. Frederick, Lewis C. Eggebrecht, Henry I. Boreen, David Dominik, Michael A. Krupka, John D. Howard, Nam P. Suh, Ph.D. and Russell G. Weinstock would be $4,989,693. This spread value will fluctuate based on the actual price of IDT common stock prior to the closing of the merger.

•	Hock E. Tan, Lewis C. Eggebrecht, John D. Howard and Nam P. Suh, Ph.D., who are current directors of ICS, will become directors of IDT after the merger and will be entitled to receive the same compensation as current directors of IDT. Messrs Tan, Eggebrecht, Howard and Dr. Suh are expected to enter into IDT’s standard indemnification agreement following their appointment as members of the IDT board of directors;

•	Dinh Bui, ICS’s Vice President, Frequency Timing Group, Randall Frederick, ICS’s Vice President of Video and Hock Tan, ICS’s President and Chief Executive Officer, have each executed a post-merger employment agreement, effective as of the closing of the merger, with IDT. Both Mr. Bui and Mr. Frederick will serve in a substantially similar capacity at IDT as they had at ICS and Mr. Tan will serve as an executive officer and as Chairman of the IDT board of directors. These employment agreements provide for a salary of $251,538 to Mr. Bui, $244,419 to Mr. Frederick and $325,000 to Mr. Tan, and eligibility for certain cash incentive compensation based on a percentage of each individual’s base salary, pursuant to the IDT Incentive Compensation Plan, in the maximum amounts of 30% to Messrs. Bui and Frederick and 75% to Mr. Tan. Messrs. Bui, Frederick and Tan will also receive stock option grants, in addition to the two replacement option grants contemplated by the merger agreement, in the amounts of 100,000, 100,000 and 200,000, respectively.

•	Pursuant to their post-merger employment agreements, which are described above, in the event that Messrs. Bui or Frederick are terminated without Cause by IDT or they resign for Good Reason (as such capitalized terms are defined within the employment agreements) within two years following the closing of the merger, they will receive severance benefits, contingent upon their signing and not revoking a release of claims, which include twelve months base salary and twelve months of accelerated vesting of their outstanding stock options. If Mr. Tan is terminated without Cause by IDT, provided such termination is approved by no less than 75% of the IDT board of directors or he resigns for Good Reason (as such capitalized terms are defined within his employment agreement), within two years following the closing of the merger, he will receive severance benefits, contingent upon his signing and not revoking a release of claims, which include twelve months base salary and twelve months of accelerated vesting of his outstanding stock options.

•	The directors and executive officers of ICS have entered into voting agreements with IDT pursuant to which, among other things, they have agreed to vote their shares of ICS common stock in favor of the adoption of the merger. For more information on the voting agreements, see the section entitled “The Merger Agreement—Voting Agreements.”

•	ICS intends to pay Justine Lien, ICS’s Vice President of Finance and Chief Financial Officer, twelve months of severance and medical benefits following the termination of her employment following the merger and to pay her a bonus equal to $50,000 upon consummation of the merger.

The board of directors of each of IDT and ICS took into account these interests in considering the fairness of the merger to IDT and ICS stockholders, as applicable.

Indemnification; Directors’ and Officers’ Insurance

IDT has agreed to cause to be maintained for a period of six years after the merger charter and bylaw provisions with respect to indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries, including all past ICS directors and officers, as those contained in the charter and bylaws of ICS in effect on the date the merger agreement was signed. For six years following the effective time of the merger, IDT will maintain for the benefit of those individuals who were directors and officers of ICS prior to the effective time of the merger an insurance policy that provides coverage for acts or omissions occurring prior to the effective time of the merger, covering those persons who are covered by ICS’s directors’ and officers’ liability insurance policy immediately prior to the effective time of the merger, on terms no less favorable to such persons than the terms of such current insurance coverage. However, the cost of the new coverage will not exceed $1,400,000 per year.

The board of directors of IDT took these benefits into account in considering the fairness of the merger to IDT.

Treatment of ICS Stock Options and Restricted Stock

For a discussion of the treatment of ICS stock options and restricted stock, see the section titled “The Merger Agreement—Treatment of ICS Stock Options and Restricted Common Stock.”

Replacement Option Grants

In connection with the merger, certain ICS stock option holders will receive certain options to purchase IDT common stock in replacement of cancelled ICS stock options. For a discussion of IDT replacement options, see the section titled “The Merger Agreement—Replacement Option Grants.”

ICS Employee Stock Purchase Plan and 401(k) Plan

For a discussion of the treatment of the ICS Employee Stock Purchase Plan and the ICS 401(k) plan, see the section titled “The Merger Agreement—ICS Employee Stock Purchase Plan and 401(k) Plan.”

Listing on the Nasdaq National Market of IDT Common Stock To Be Issued in the Merger

It is a condition to the completion of the merger that the shares of IDT common stock to be issued in the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance. This condition can be waived by mutual agreement of ICS and IDT. After the merger, IDT common stock will continue to be traded on the Nasdaq National Market under the trading symbol “IDTI.”

Delisting and Deregistration of ICS Common Stock After the Merger

If the merger is completed, ICS shares will no longer be listed on the Nasdaq National Market and will be deregistered under the Exchange Act, and ICS will no longer file periodic reports with the SEC.

IDT Directors Following the Merger

Prior to the completion of the merger, IDT will use its best efforts to increase the size of its board of directors to nine members. IDT will designate five of the directors who will serve on the IDT board of directors as of the effective time of the merger. ICS will designate four of the directors who will serve on the IDT board of directors as of the effective time of the merger. Hock Tan, the current President and Chief Executive Officer of ICS, will be the chairman of the IDT board of directors as of the effective time of the merger. This composition of the IDT board of directors is a condition to the completion of the merger, which condition can be waived by ICS. IDT and ICS may not change their designated directors prior to the effective time of the merger without the written consent of the other. For more information on the IDT board of directors as of the effective time of the merger see “Directors of IDT Following Completion of the Merger” on page 154.

Effective Time of the Merger

The closing of the merger will occur on the first business day after the last of the conditions to the merger as set forth in the merger agreement have been satisfied or waived, or at another time as IDT and ICS may agree in writing. As of the closing, a subsidiary of IDT and ICS will file articles of merger with the Secretary of State of the Commonwealth of Pennsylvania. The merger will become effective upon the filing of these articles or at another time as the subsidiary of IDT and ICS agree in writing and specify in the articles of merger. IDT and ICS currently expect that the closing of the merger will take place by the end of the third calendar quarter of 2005. However, because the merger is subject to stockholder approvals and other customary conditions, IDT and ICS cannot predict exactly when the closing will occur.

Procedures for Payment of Merger Consideration

As of the effective time of the merger, IDT will deposit with an exchange agent (i) certificates representing the shares of IDT common stock issuable in exchange for outstanding shares of ICS common stock and (ii) cash in an amount sufficient for the cash payments to be made in exchange for the outstanding shares of ICS common stock and for the payments in lieu of fractional shares of IDT common stock.

ICS stockholders should not submit their ICS stock certificates for exchange unless and until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

Within ten business days after the merger becomes effective, the exchange agent will mail to ICS stockholders a letter of transmittal and instructions for use to effect the surrender of their ICS stock certificates in exchange for the cash and IDT common stock payable in exchange for such ICS stock certificates. Upon surrender of an ICS stock certificate to the exchange agent, along with a completed and properly executed letter of transmittal and any other required documents, the ICS stock certificate will be canceled and the ICS stockholder will receive a certificate representing the number of whole shares of IDT common stock to which such holder is entitled and the cash in the amount to which such holder is entitled in exchange for his or her shares of ICS common stock, cash in lieu of fractional shares which such holder has the right to receive, and any dividends or other distributions payable under the merger agreement.

ICS stockholders are not entitled to receive any dividends or other distributions on their IDT common stock with a record date after the merger becomes effective, or any cash payment in lieu of fractional shares of IDT common stock until they have surrendered their ICS stock certificates. If there is any dividend or other distribution on IDT common stock with a record date after the merger becomes effective and a payment date prior to the date an ICS stock certificate is surrendered, the surrendering stockholder will receive any such dividend or other distribution with respect to the whole shares of IDT common stock issued promptly after the certificate is surrendered. If there is any dividend or other distribution on IDT common stock with a record date after the effective date of the merger and a payment date after an ICS stock certificate is surrendered, the surrendering stockholder will receive any such dividend or other distribution with respect to the whole shares of IDT common stock received promptly on the payment date.

IDT, the exchange agent and the surviving corporation are entitled to deduct and withhold from the merger consideration otherwise payable such amounts as are required by applicable law.

Transfers of Ownership and Lost Stock Certificates

Following the merger, all shares of ICS common stock outstanding immediately prior to the effective time of the merger will automatically be canceled and retired, and all ICS stockholders will cease to have any rights as stockholders of ICS. No further transfers of shares of ICS common stock will be made on the stock transfer books after the effective time of the merger. If after such time any ICS common stock certificates are presented to the exchange agent or IDT, they will be cancelled and exchanged for the merger consideration.

IDT will only issue certificates for shares of IDT common stock in a name other than that in which the surrendered certificates for shares of ICS common stock are registered if the surrendered certificates are properly endorsed, in proper form for transfer, and either the persons requesting the exchange have paid to IDT (or any designated agent) the transfer or other taxes associated with such name change, or have established to the satisfaction of IDT (or any designated agent) that such tax has been paid or is not payable.

In the event any share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the share certificate to be lost, stolen or destroyed and, if required by IDT, the posting by that person of a bond in the amount that IDT may reasonably direct as indemnity against any claim that may be made against IDT, ICS or the exchange agent with respect to the lost, stolen or destroyed share certificate, the exchange agent will issue, in exchange for such lost, stolen or destroyed share certificate, the merger consideration.

Changes to Corporate Governance of IDT Following the Merger

For a discussion of changes to the corporate governance of IDT following the merger, see the section titled “The Merger Agreement—IDT Board of Directors and IDT Bylaws Following the Merger.”

THE MERGER AGREEMENT

The following is a description of the material aspects of the merger agreement. While we believe that the following description covers the material terms of the merger agreement, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, including the merger agreement, for a more complete understanding of the merger. The merger agreement is attached as Annex A to this joint proxy statement/prospectus. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement.

The following discussion contains material information pertaining to the merger and the merger agreement. This discussion does not purport to be complete and is qualified in its entirety by reference to the merger agreement and financial advisor opinions attached as annexes to this document. We urge you to read and review those documents as well as the discussion in this document.

The merger agreement is included in this joint proxy statement/prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of either IDT or ICS. Such information can be found elsewhere in this joint proxy statement/prospectus (including the attached annexes) and in the other public filings that IDT and ICS make with the SEC, which are available without charge at www.sec.gov. The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure memoranda that the parties exchanged in connection with the execution of the merger agreement. The disclosure memoranda contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Although some of the information contained in the disclosure memoranda may be non-public, IDT and ICS do not believe that this information is required to be publicly-disclosed under the federal securities laws. Moreover, certain of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between IDT and ICS rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully-reflected in IDT’s and ICS’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.

Structure of the Merger

Pursuant to the merger agreement, ICS will merge with and into Colonial Merger Sub I, Inc., a wholly-owned subsidiary of IDT, with Colonial Merger Sub I, Inc. surviving the merger as a wholly-owned subsidiary of IDT. Following the merger, the directors of Colonial Merger Sub I, Inc. immediately preceding the effective time of the merger will be the directors of the surviving corporation, and the officers of Colonial Merger Sub I, Inc. immediately preceding the effective time of the merger will be the officers of the surviving corporation. Following the effective time of the merger, the legal existence of ICS will cease.

Effective Time of the Merger

The closing of the merger contemplated by the merger agreement will occur on the first business day after the last of the conditions to the merger have been satisfied or waived, or at another time as IDT and ICS may agree in writing. As of the closing, Colonial Merger Sub I, Inc. and ICS will file articles of merger with the Secretary of State of the Commonwealth of Pennsylvania. The merger will become effective upon the filing of these articles or at another time as Colonial Merger Sub I, Inc. and ICS agree in writing and specify in the articles of merger. IDT and ICS currently expect that the closing of the merger will take place by the end of the third calendar quarter of 2005. However, because the merger is subject to governmental and stockholder approvals and other customary conditions, IDT and ICS cannot predict exactly when the closing will occur, if at all.

The Merger Consideration and Conversion of Securities

General

In the merger, each share of ICS common stock will automatically be converted into the right to receive 1.3 shares of IDT common stock and $7.25 in cash (other than shares of ICS common stock owned by IDT or any of its wholly-owned subsidiaries or ICS or any of its wholly-owned subsidiaries, all of which will be cancelled without any conversion). The number of shares of IDT common stock and cash that ICS stockholders will receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the merger agreement and the completion of the merger. The merger agreement provides that this exchange ratio shall be adjusted as necessary so that the value of the stock portion of the merger consideration is at least 45% of the total value of the merger consideration.

No Fractional Shares

IDT will not issue fractional shares of IDT common stock in the merger. Instead, each ICS stockholder otherwise entitled to a fractional share of IDT common stock as a result of the merger (after aggregating all fractional shares of IDT common stock to which that stockholder is entitled) will receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of that fraction multiplied by the average of the closing prices for one share of IDT common stock for the twenty most recent trading days ending on the second trading day immediately prior to the effective time of the merger, as reported in the New York City edition of the Wall Street Journal.

Unclaimed Amounts

Any portion of the merger consideration deposited with the exchange agent that remains undistributed to ICS stockholders nine months after the effective time of the merger will be delivered to IDT upon demand, and any ICS stockholders who have not surrendered their certificates by then can only look to IDT for satisfaction of their claims for the merger consideration.

Representations and Warranties

The merger agreement contains customary representations and warranties of ICS and IDT relating to, among other things:

•	corporate organization, qualification and subsidiaries;

•	capitalization;

•	authority to enter into the merger agreement and consummate the merger;

•	absence of conflicts and required filings and consents;

•	permits and compliance with applicable law;

•	SEC filings and financial statements;

•	absence of certain changes or events;

•	employee benefit plans and related matters;

•	contracts;

•	litigation matters;

•	environmental matters;

•	intellectual property matters;

•	tax matters;

•	insurance policies and related matters;

•	properties and assets;

•	labor and employment matters;

•	brokers’ and finders’ fees; and

•	government contract matters.

ICS also made additional representations and warranties regarding its tax holiday in Singapore. IDT also made additional representations and warranties regarding its rights plan and the ownership and actions of Colonial Merger Sub I, Inc. Some of the representations and warranties listed above are qualified, in whole or in part, by reference to a material adverse effect and other customary qualifications.

The representations and warranties made by the parties to the merger agreement will not survive the effective date of the merger, but their accuracy forms the basis of one of the conditions to the obligations of both IDT and ICS to close the merger.

These representations and warranties are qualified by information in confidential disclosure memoranda that the parties exchanged in connection with signing the merger agreement. The merger agreement is attached as Annex A to provide you with information regarding its terms and conditions. It is not intended to provide any other factual information about the parties. Such information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of the parties makes with the SEC, which are available without charge at www.sec.gov.

Conduct of Business Prior to Completion of the Merger

Both IDT and ICS have agreed that, prior to completion of the merger, they will use commercially reasonable efforts to conduct their businesses in the ordinary course, in accordance with past practices and in compliance with all applicable laws, rules and regulations, keep available the services of current officers, key employees and key consultants and preserve significant business relationships.

Both IDT and ICS have also agreed that they will refrain from doing certain activities prior to the effectiveness of the merger without the prior written consent of the other unless previously disclosed to the other, including the following:

•	amend or otherwise change its articles of incorporation or bylaws or other equivalent organizational documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock or, or other equity interests, except in limited circumstances in the ordinary course of business consistent with past practice;

•	sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets, except for certain transfers or dispositions pursuant to the terms of existing contracts or in the ordinary course of business;

•	sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber any intellectual property, except as would not materially impair the conduct of the business;

•	enter into any contract or series of contracts, or an amendment or series of amendments to any such contracts, except in the ordinary course of business consistent with past practice, involving payment, expenses or receipts in excess of $500,000 in any fiscal quarter;

•	enter into any material commitment or transaction, except in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution with respect to capital stock or enter into any agreement with respect to the voting of capital stock;

•	reclassify, combine, split or subdivide capital stock, or authorize the issuance of any securities in lieu of, or as a substitution for, capital stock;

•	redeem, purchase or otherwise acquire shares of capital stock, other equity interests or other securities;

•	incur indebtedness or issue debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of any person, except in limited circumstances;

•	terminate, cancel or agree to any material and adverse change in any material contract;

•	make or authorize any material loan outside the ordinary course of business and consistent with past practice;

•	enter into any agreement or arrangement that limits or restricts the business or could limit the business of such party, the surviving corporation or their subsidiaries and affiliates;

•	increase the compensation or benefits for directors, officers or employees, except in accordance with past practices, except in limited circumstances, including where such increases are required by existing contracts;

•	grant severance rights or termination pay, or enter into severance or employment agreements with directors, officers, or employees, except in limited circumstances;

•	establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan for the benefit of any director, officer, consultant or employee outside the ordinary course of business, except in limited circumstances;

•	close any facility or engage in any mass layoff that could implicate the WARN Act;

•	take any affirmative action to amend or waive performance or vesting criteria or accelerate vesting, exercisability or funding under a benefit plan or option, except in limited circumstances;

•	make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or as required by GAAP or by a governmental entity;

•	make any material tax election, settle any material tax claim, change any material tax accounting method, file any material tax amendment or take certain other similar actions respecting taxes, except in the ordinary course of business consistent with past practice;

•	modify, amend or terminate, waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement, except in limited circumstances;

•	write up, write down or write off the book value of any assets, except in the ordinary course of business or as required by GAAP;

•	take any action to render inapplicable or to exempt any third party from any applicable anti-takeover law, except in limited circumstances;

•	acquire, or agree to acquire, from any person any assets (excluding intellectual property), operations, business or securities or engage in, or agree to engage in any merger, consolidation or business combination, except in limited circumstances in the ordinary course of business;

•	take any action intended or reasonably expected to result in any of the conditions to the merger not being satisfied;

•	acquire, or agree to acquire, any intellectual property, except in the ordinary course of business consistent with past practice;

•	enter into any confidentiality or similar obligation which could prohibit a party from providing or disclosing any agreement, contract or other arrangement to the other party, except with the written consent of the other party, which consent will not be unreasonably withheld;

•	authorize or enter into any agreement to do any of the foregoing; or

•	cause or allow to expire without renewal or make any material modification to any material insurance policy.

ICS further agreed that it would refrain from doing any of the following prior to the effectiveness of the merger:

•	adopt a stockholder rights plan or poison pill; or

•	make or authorize capital expenditures in excess of $3.0 million in any fiscal quarter.

IDT further agreed that it would refrain from doing any of the following prior to the effectiveness of the merger:

•	amend or otherwise change its rights plan, except in limited circumstances; or

•	make or authorize capital expenditures materially in excess of IDT’s budget, as disclosed to ICS.

Treatment of ICS Stock Options and ICS Restricted Common Stock

Immediately prior to the effective time of the merger, each outstanding option to purchase ICS common stock under the ICS 1999 Stock Option Plan, 2000 Long-Term Equity Incentive Plan and 2002 Employees’ Equity Incentive Plan, whether vested or not vested or exercisable, will be cancelled. Holders of outstanding ICS stock options with an exercise price per share that is equal to or greater than (a) $7.25 plus (b) the product of (i) 1.3 times (ii) the average closing price of IDT common stock for the five trading days ending on the second trading day prior to the effective time of the merger (referred to for these purposes as the per share merger consideration value) will not receive any payment. Holders of outstanding options, whether or not vested or exercisable, with an exercise price per share that is less than (a) $7.25 plus (b) the product of (i) 1.3 times (ii) the average closing price of IDT common stock for the five trading days ending on the second trading day prior to the effective time of the merger, will receive an amount of cash, without interest, equal to the excess of such per share merger consideration value over the exercise price of such options.

As of the effective time of the merger, each outstanding share of restricted common stock granted under the ICS 2000 Long-Term Equity Incentive Plan will become fully vested and the holders of such shares of ICS restricted common stock will receive $7.25 in cash and 1.3 shares of IDT common stock for each share of ICS restricted common stock.

Replacement Option Grants

Promptly following the effective time of the merger, IDT will grant two replacement grants of options to purchase IDT common stock to holders of ICS stock options who continue to be employed by IDT or its subsidiaries following the effective time of the merger. The first replacement grant of options will be granted for the same number of shares of IDT common stock, and will be vested to the same extent and vest according to the same vesting schedule as such ICS option holder’s replaced ICS stock option and will have a term equal to that in IDT’s standard form of stock option agreement. The second replacement grant of options will be granted for a number of shares of IDT common stock determined by multiplying (a) the number of shares subject to the first replacement grant of IDT stock options by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger), and subtracting (c) the number of shares subject to the first replacement grant of IDT stock options. The second replacement grant of IDT stock options will vest according to the same vesting schedule and have a term equal to that in IDT’s standard form of stock option agreement. The exercise price for both replacement option grants will be equal to fair market value of IDT common stock at the time of grant, which will generally be the date of the completion of the merger.

As soon as reasonably practicable after the effective time of the merger (and in any event, within ten business days), IDT will file a registration statement on Form S-8 for the shares of its stock issuable with respect to the replacement options, and will maintain the effectiveness of such registration statement for so long as any of such options remain outstanding.

ICS Employee Stock Purchase Plan and 401(k) Plan

The ICS Employee Stock Purchase Plan will be terminated prior to the effective time of the merger and no person will have any right to purchase ICS common stock under the ICS Employee Stock Purchase Plan. Each outstanding purchase right under the ICS Employee Stock Purchase Plan will be exercised for shares of ICS common stock on the date immediately prior to the closing date of the merger at the price per share determined under the ICS Employee Stock Purchase Plan.

If requested by IDT by written notice, subject to certain limitations, ICS will terminate their 401(k) plan effective no later than the day immediately prior to the closing date.

Meetings of Stockholders

IDT is obligated under the merger agreement to hold and convene a meeting of its stockholders for the purposes of approving the issuance of the shares of IDT common stock in exchange for shares of ICS common stock.

ICS is obligated under the merger agreement to hold and convene a meeting of its stockholders for the purposes of considering the adoption of the merger agreement.

The above obligations to call, give notice of, convene and hold stockholders meetings are not affected by the commencement, disclosure, announcement or submission of any acquisition proposal, or by any withdrawal, amendment or modification of either party’s board recommendation in favor of the merger and associated agreements, unless a party has elected to terminate the merger agreement in connection with a change of recommendation.

IDT Board of Directors and IDT’s Bylaws Following the Merger

IDT Board of Directors

Prior to the completion of the merger, IDT will use its best efforts to increase the size of its board of directors to nine members. IDT will designate five of the directors who will serve on the IDT board of directors as of the effective time of the merger. ICS will designate four of the directors who will serve on the IDT board of directors as of the effective time of the merger. The chairman of the IDT board of directors as of the effective time of the merger will be Hock E. Tan, the current President and Chief Executive Officer of ICS.

IDT and ICS may not change their designated directors prior to the effective time of the merger without the written consent of the other. It is currently expected that Gregory S. Lang, John Howard and Nam. P. Suh, Ph.D. will be designated Class I directors of IDT, for a term expiring in 2006, John C. Bolger, John Schofield and

Hock E. Tan will be designated Class II directors of IDT, for a term expiring in 2007, and Ken Kannappan, Ron Smith and Lewis C. Eggebrecht will be designated Class III directors of IDT, for a term expiring in 2008.

IDT Bylaws

IDT will also exercise its best efforts to amend its bylaws before completion of the merger to provide that, until 2007, the board of directors will include at least five directors designated by IDT and at least four directors designated by ICS; until 2008, the board of directors will include at least four directors designated by IDT and at least three directors designated by ICS; until 2009 the board of directors will include at least three directors designated by IDT and at least two directors designated by ICS; and until 2010, the board of directors will include at least two directors designated by IDT. The amended IDT bylaws will also provide that the IDT board of directors will consist of nine members and that the chairman of the IDT board of directors as of the effective time of the merger will be Hock E. Tan, the current President and Chief Executive Officer of ICS. The amended IDT bylaws will also provide that if any of the directors designated by IDT or ICS pursuant to the merger agreement ceases to serve as a director of IDT during the period noted above when a specified number of IDT-designated or ICS-designated directors is to serve, thereby resulting in that specified number of directors no longer serving, the remaining IDT-designated directors or ICS-designated directors, as appropriate, shall select a replacement director to fill such vacancy.

Pursuant to the amended IDT bylaws, during all times when ICS is entitled to designate directors to sit on the board of directors of IDT, at least one ICS designated director will serve on each committee of the board of directors of IDT, provided that the IDT board of directors determines that such ICS designated director is “independent” under applicable rules and regulations of the SEC and the Nasdaq National Market. During all times when IDT or ICS is entitled to designate directors to sit on the board of directors of IDT, any increase in the size of the board of directors will require the consent of at least a majority of those IDT designated directors or ICS designated directors, as applicable, currently serving on the IDT board of directors.

Other Agreements

IDT and ICS have each agreed:

•	to file, as promptly as reasonably practicable after execution of the merger agreement, this joint proxy statement/prospectus with the SEC, and that IDT will prepare and file the registration statement in which the joint proxy statement/prospectus is to be included; to use commercially reasonable efforts to cause the registration statement to become effective as promptly as practicable; and to mail the joint proxy statement/prospectus to their respective stockholders as promptly as reasonably practicable after the registration statement is declared effective by the SEC;

•	to hold and convene as promptly as practicable their respective stockholders’ meeting, and use commercially reasonable efforts to solicit from their respective stockholders proxies in favor of, in the case of IDT, the share issuance, and in the case of ICS, the merger agreement;

•	except as required pursuant to any confidentiality arrangement, to provide access to its books and records; to, subject to applicable law, furnish promptly information concerning its business, properties, contracts, assets, liabilities and personnel; and to comply with its obligations under the existing confidentiality agreement between the parties;

•	to use all commercially reasonable efforts to comply with all legal and other requirements necessary, proper or advisable to complete the merger, obtain from any government entity any consent, license, permit, waiver, approval, authorization or order required by IDT or ICS or required to avoid an action or proceeding by any government entity relating to the merger agreement or the merger, make all necessary filings in connection with the merger and contest or defend any lawsuit or proceeding challenging the merger agreement or the merger;

•	to effect divestitures, hold separate and license arrangements that are reasonable in the aggregate, in the event the merger cannot otherwise be consummated;

•	to use commercially reasonable efforts to obtain any non-governmental third-party consents, necessary or advisable to consummate the merger or required to prevent a material adverse effect;

•	until the effective time of the merger, to provide prompt notice to the other party of the occurrence or non-occurrence of any event that would be reasonably likely to prevent the satisfaction of any condition to the consummation of the merger, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement;

•	to consult with each other and agree on any press release or public statements about the merger;

•	with respect to IDT, to use commercially reasonable efforts to cause the IDT common stock issued in the merger to be approved for listing on the Nasdaq National Market;

•	with respect to IDT, for one year after completion of the merger, to provide former ICS employees who continue to be employed by IDT, salary and employee welfare benefits that are, in the aggregate, comparable to salary and employee welfare benefits provided to such employees by ICS immediately prior to the execution of the merger agreement;

•	with respect to IDT, to provide to former ICS employees who continue to be employed by IDT and who are involuntarily terminated within one year after the effective time of the merger two weeks of base salary, plus one additional week of base salary for each full year of service such employee provided to ICS, with a minimum severance amount of eight weeks base salary;

•	with respect to IDT, to indemnify past and present ICS directors and officers to the fullest extend permitted by law for acts done prior to completion of the merger, and such indemnification will continue for six years;

•	with respect to IDT, to maintain directors and officers insurance for past and present ICS directors and officers for six years on terms and in amounts no less favorable than ICS’s directors and officers insurance as of the execution of the merger agreement; provided that the premium for such insurance will not exceed $1,400,000 per year;

•	that ICS will, promptly after the date of the merger agreement and before the mailing of this joint proxy statement/prospectus, deliver to IDT a list of the names of all persons ICS expects to be, at the time of ICS’s stockholders’ meeting, “affiliates” of ICS for purposes of Rule 145 under the Securities Act, and ICS will use commercially reasonable efforts to cause any such affiliate to execute a written affiliate agreement;

•	with respect to IDT, to have the IDT board of directors, prior to the effective time of the merger, adopt a resolution so that the receipt of IDT common stock or IDT stock options, or the disposition of ICS common stock or ICS stock options, by certain “insiders” of ICS will be exempt transactions for the purposes of Section 16 of the Exchange Act; and

•	that IDT will take necessary steps to comply with state securities laws in connection with the merger and ICS will use commercially reasonable efforts to assist IDT in such compliance.

No Solicitation

In the merger agreement, each party agrees that, except in certain circumstances described below, it will not, and will not permit any of its subsidiaries or any of its or its subsidiaries’ respective officers, directors or employees or representatives to, directly or indirectly:

•	solicit, initiate, encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person with respect to an acquisition proposal;

•	approve, adopt, endorse or recommend to its stockholders or any person any acquisition proposal with respect to itself, subject to certain exceptions related to a superior proposal, as described below;

•	enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any acquisition proposal or merger contemplated thereby.

Each party further agrees that it and its subsidiaries will, and it will cause its and its subsidiaries’ officers, directors and representatives to, immediately terminate all discussions or negotiations, if any, with any third parties with respect to, or that would reasonably be expected to lead to, any acquisition proposal. With certain limited exceptions, IDT and ICS will immediately demand that each person that it has entered into a confidentiality agreement with in connection with its consideration of an acquisition proposal return or destroy all confidential information furnished by the party. Solely for the purpose of determining whether the parties should demand the return or destruction of confidential information furnished in connection with an acquisition proposal, the parties agreed to narrow the applicable percentages outlined in the definition of acquisition proposal (defined below) by 5% to 75% and 25%.

Promptly, but in any event within 24 hours after IDT or ICS (or their respective officers or directors) receives any acquisition proposal, or any request for nonpublic information or inquiry which the party reasonably believes would lead to an acquisition proposal, the recipient party will provide the other party with written notice of the material terms and conditions of the acquisition proposal, the identity of the person or group making the proposal and a copy of all written materials provided in connection with such proposal, request or inquiry. The recipient of the proposal will also keep the other party promptly informed in all material respects of the status and details of the proposal.

If either IDT or ICS receives an acquisition proposal, prior to its respective special meeting, that its board of directors determines in good faith (after consultation with outside counsel) constitutes or is reasonably likely to lead to a superior proposal, it may then take the following actions, but only if its board of directors believes in good faith, following consultation with outside legal counsel, that the failure to take such action is reasonably likely to lead to a breach of its fiduciary obligations to its stockholders and gives written notice to the other party within one day of reaching that conclusion:

•	furnish nonpublic information to the third party making the acquisition proposal, provided that: (i) it receives from the third party an executed confidentiality agreement, with terms which are no more favorable to the third party as the terms contained in the confidentiality agreement between IDT and ICS and customary standstill provisions; and (ii) contemporaneously with furnishing the nonpublic information, it furnishes such nonpublic information to the other party to the merger agreement; and

•	engage in discussions or negotiations with the third party with respect to the acquisition proposal.

In response to the receipt of a superior proposal, the board of directors of a party may withhold or withdraw its recommendation with respect to this merger or approve, adopt, endorse or recommend to its stockholders the superior proposal, but only if all of the following conditions are met:

•	the superior proposal has not been withdrawn;

•	the recipient party’s stockholders’ meeting has not occurred;

•	its board of directors concludes in good faith, based at least in part on the advice of its outside legal counsel, that, in light of the superior proposal, failure to change its recommendation in favor of the merger would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders; and

•	the board of directors of the recipient party has (i) at least five business days prior to changing its recommendation, provided to the other party written notice of its intent to change its recommendation, (ii) made available to the other party all materials and information made available to the person or group making the superior proposal, and (iii) negotiates in good faith with the other party to revise the merger agreement for at least five business days after delivery of the notice and the materials with the goal that such third-party proposal would no longer be a superior proposal.

In making the determinations described in the above discussion, the merger agreement provides that the board of directors of ICS is entitled to rely on, and deem applicable to ICS and its board of directors, the law that would apply to Delaware corporations.

An “acquisition proposal” with respect to IDT or ICS means any offer or proposal (except for any transaction contemplated by the merger agreement or voting agreements) concerning any:

•	merger, consolidation, business combination or similar transaction involving such party pursuant to either the stockholders of such party immediately prior to such transaction would own less than 80% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof),

•	sale or other disposition of assets of such party and its subsidiaries representing 20% or more of the consolidated assets of such party and its subsidiaries, in a single transaction or a series of related transactions,

•	issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by such party to any person or group representing 20% or more of the voting power of such party; or

•	transaction in which any person acquires beneficial ownership of, or the right to acquire beneficial ownership of, or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of such party.

A “superior proposal” with respect to IDT or ICS means any bona fide offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a person other than IDT or ICS that:

•	provides for any merger, consolidation, business combination or similar transaction involving such party pursuant to which stockholders of such party immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or provides for any sale or other disposition directly or indirectly of assets of such party and its subsidiaries representing 50% or more of the consolidated assets of such party and its subsidiaries; and

•	is on terms which such party’s board of directors in good faith concludes (based at least in part upon advice of a financial advisor of nationally recognized reputation and outside legal counsel) are more favorable to such party’s stockholders (in their capacities as stockholders) than the transaction contemplated by the merger agreement; and

•	is, in the reasonable judgment of such party, reasonably likely to be financed and completed.

Conditions to the Completion of the Merger

The obligations of IDT and ICS to effect the merger are subject to the satisfaction or waiver of various conditions, which include the following:

•	the SEC has declared the registration statement effective, and no stop order has been issued or proceedings initiated or, to the knowledge of IDT or ICS, threatened by the SEC suspending the effectiveness of the registration statement or any part thereof;

•	the requisite approval has been obtained from the stockholders of IDT with respect to the issuance of shares of IDT common stock in the merger;

•	the requisite approval has been obtained from the stockholders of ICS with respect to the adoption of the merger agreement;

•	no government entity has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment or injunction or order which prevents or prohibits the consummation of the merger;

•	all consents, approvals and authorizations of any government entity required by IDT, ICS or the surviving company have been obtained, except where the failure to obtain such consents, approvals and authorizations does not, individually or in the aggregate, result in a material adverse effect;

•	the expiration or early termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Act;

•	the shares of IDT common stock to be issued and reserved for issuance in connection with the merger have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance; and

•	IDT and ICS have received written opinions regarding tax matters from their respective counsel, Latham & Watkins LLP and Kirkland & Ellis LLP.

Each of these closing conditions can be waived by written mutual consent of IDT and ICS, except the conditions requiring requisite approvals by IDT’s and ICS’s stockholders, and except that the tax opinions cannot be waived after ICS and IDT obtain the necessary stockholder approvals in connection with the merger.

In addition, the obligations of ICS to effect the merger are subject to the following additional conditions:

•	all representations and warranties of IDT contained in the merger agreement will be true and correct as of the date of the merger agreement and the closing date, and ICS will have received a certificate with respect to the same signed by an executive officer of IDT, except where the failure to be true and correct would not result in a material adverse effect on IDT;

•	the parties have taken all necessary action to increase the size of the IDT board of directors to nine members, of which four members will be designated by ICS, to amend IDT’s bylaws to include certain provisions relating to designation of directors by IDT or ICS and to appoint Hock E. Tan as chairman of the IDT board of directors;

•	IDT has performed and complied in all material respects with the agreements and covenants required in the merger agreement to be performed or complied with by effective time of the merger, and ICS has received a certificate to such effect signed by an executive officer of IDT; and

•	IDT (i) has delivered to ICS audited financial statements for the fiscal year ending April 3, 2005, (ii) has delivered the unqualified audit opinion from PricewaterhouseCoopers LLP, or PwC, with respect to such financial statements, (iii) has filed those financial statements with the SEC as part of IDT’s Annual Report on Form 10-K, and (iv) has not reported, and PwC has not reported, any findings of material weakness with respect to IDT’s internal control over financial reporting, which material weakness has not been remediated. If IDT or PwC reports such a material weakness, ICS will still be required to effect the merger if (a) the material weakness is remediated prior to the time that all other closing conditions have been satisfied, or (b) IDT has used commercial reasonable efforts to remediate the material weakness and has presented ICS with a plan for remediation within a reasonable time period, which plan is approved by ICS after consultation with PwC, which approval may not be unreasonably withheld.

These closing conditions are waivable, in writing, by ICS.

In addition, the obligations of IDT to effect the merger are subject the following additional conditions:

•	all representations and warranties of ICS contained in the merger agreement will be true and correct as of the date of the merger agreement and the closing date, and IDT has received a certificate with respect to the same signed by an executive officer of ICS, except where the failure to be true and correct would not result in a material adverse effect on ICS;

•	neither Hock E. Tan, nor any three ICS employees that have entered into post-merger employment agreements with IDT, have indicated that they do not intend to comply with such employment agreements;

•	ICS has performed and complied in all material respects with the agreements and covenants required in the merger agreement to be performed or complied with by the effective time of the merger, and IDT has received a certificate to such effect signed by an executive officer of ICS; and

•	ICS (i) will have delivered to IDT audited financial statements for the fiscal year ending July 2, 2005, (ii) will have delivered the unqualified audit opinion from PwC with respect to such financial statements, (iii) will have filed those financial statements with the SEC as part of ICS’s Annual Report on Form 10-K, and (iv) will have not reported, and PwC will not have reported, any findings of material weakness with respect to ICS’s internal control over financial reporting, which material weakness has not been remediated. If ICS or PwC reports such a material weakness, IDT will still be required to effect the merger if (a) the material weakness is remediated prior to the time that all other closing conditions have been satisfied, or (b) ICS has used commercial reasonable efforts to remediate the material weakness and has presented IDT with a plan for remediation within a reasonable time period, which plan is approved by IDT after consultation with PwC, which approval may not be unreasonably withheld.

These closing conditions are waivable in writing by IDT.

A “material adverse effect” means, when used in connection with IDT or ICS, any effect on, change affecting, or condition having an effect on IDT or ICS (or their subsidiaries) that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of IDT or ICS (or their subsidiaries), taken as a whole, except, in each case, for any such change or condition resulting from or arising out of:

•	changes or developments in the principal industry in which the parties operate generally, which do not disproportionately affect either party relative to other participants in such industry in any material respect;

•	changes or developments in financial securities markets in the United States or the economy in the United States or in Asia which do not disproportionately affect either party in any material respect;

•	any change in the parties’ stock price or trading volume, in and of itself; or

•	the merger agreement, the transactions contemplated by the merger agreement or the announcement of the transactions contemplated by the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by either party’s board of directors, whether before or after the requisite stockholder approvals have been obtained, under the following circumstances:

•	by mutual written consent of IDT and ICS;

•	by either IDT or ICS if the merger has not been completed by January 15, 2006 (or March 15, 2006 if the only closing condition not satisfied is the expiration of the waiting period under the Hart-Scott-Rodino Act), although such right to terminate the merger agreement will not be available to any party whose action or failure to act has been the cause of the failure to complete the merger by January 15, 2006 or March 15, 2006, as applicable;

•	by either IDT or ICS if a governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action which has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, provided the parties have used commercially reasonable efforts to resist, resolve or lift the order, decree, ruling or other action;

•	by either IDT or ICS if the board of directors of the other party has withheld, withdrawn or changed it recommendation to its stockholders so that it is no longer recommending the merger;

•	by either IDT or ICS following the withholding, withdrawal or change of recommendation of that party’s board of directors as to the merger, provided that the terminating party first pays a $40.0 million termination fee to the other party;

•	by either IDT or ICS if the other party has breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach (i) prevents the representations or warranties of IDT and ICS in the merger agreement from being true and correct as of the effective time of the merger, except where such failure would not result in a material adverse effect, and (ii) can not be cured by January 15, 2006 or March 15, 2006, as applicable;

•	by either IDT or ICS if the required stockholder approvals of either party have not been obtained at such party’s stockholders’ meeting duly convened therefore or at any adjournment or postponement;

•	by ICS if the twenty-day average stock price of IDT common stock on the date of termination is less than $8.71 (70% of $12.44, the closing price per share of IDT common stock on the last trading day immediately prior to the date of the merger agreement); or

•	by IDT if the twenty-day average stock price of IDT common stock on the date of termination is greater than $16.17 (130% of $12.44, the closing price per share of IDT common stock on the last trading day immediately prior to the date of the merger agreement).

Termination Fees and Expenses

The merger agreement provides that the parties will pay termination fees and reimburse each other’s expenses in the event that the merger is terminated in certain circumstances. The amount of the termination fee and maximum expense reimbursement were determined based on dollar values acceptable to each of IDT and ICS, with reference to what was generally viewed as within the range of acceptable amounts for similar transactions.

ICS Termination Fee and Expenses

ICS must pay IDT a $40.0 million termination fee when the merger agreement is terminated by either IDT or ICS because the ICS board of directors has withheld, withdrawn or changed its recommendation to its stockholders so that it is no longer recommending the merger.

In addition, ICS must pay IDT the $40.0 million termination fee if:

•	IDT terminates the merger agreement because (i) ICS breached its obligations with respect to its stockholders’ meeting or ICS stockholder approval for the merger agreement is not obtained, (ii) there has been a public disclosure of an acquisition proposal with respect to ICS (other than this merger) that has not been withdrawn as of the date of termination, and (iii) within one year following the termination of the merger agreement, ICS either enters into an agreement providing for its acquisition, or such acquisition is otherwise consummated; or

•

either ICS or IDT terminates the merger agreement because (i) the merger has not been consummated by January 15, 2006 (or March 15, 2006, if as of January 15, 2006 the only unsatisfied condition to completing the merger is the termination or expiration of any applicable U.S. or foreign antitrust waiting periods), (ii) there has been a public disclosure of an acquisition proposal with respect to ICS (other than this merger) that has not been publicly withdrawn as of the date of termination, (iii) following the announcement of the acquisition proposal and prior to the termination of the merger agreement, ICS intentionally breached its covenants or agreements in the merger agreement in any material respect, which breach materially contributed to the failure of the parties to consummate the merger, and (iv) within one year following the termination of the merger agreement, ICS either enters into an agreement providing for its acquisition, or such acquisition is otherwise consummated.

In addition, ICS must pay IDT an amount equal to the sum of IDT’s expenses incurred in connection with the merger agreement (for which IDT has not previously been reimbursed by ICS), up to a maximum of $1.0 million if ICS breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach (i) prevents the representations or warranties of ICS from being true and correct as of the effective time of the merger, except where such failure would not result in a material adverse effect, and (ii) can not be cured by January 15, 2006 or March 15, 2006, as applicable, except that ICS will not have to pay the expenses of IDT if ICS makes the $40.0 million termination fee payment described above. ICS may reduce the amount of any termination fee payable following the termination of the merger agreement by the amount of the expenses for which it was required to reimburse IDT.

IDT Termination Fee and Expenses

IDT must pay ICS a $40.0 million termination fee when the merger agreement is terminated by either IDT or ICS because the IDT board of directors has withheld, withdrawn or changed its recommendation to its stockholders so that it is no longer recommending the merger.

In addition, IDT must pay ICS the $40.0 million termination fee if:

•	ICS terminates the merger agreement because (i) IDT breached its obligations with respect to its stockholders’ meeting or ICS stockholder approval for the merger agreement is not obtained, (ii) there has been a public disclosure of an acquisition proposal with respect to IDT (other than this merger) that has not been withdrawn as of the date of termination, and (iii) within one year following the termination of the merger agreement, IDT either enters into an agreement providing for its acquisition, or such acquisition is otherwise consummated; or

•	either ICS or IDT terminates the merger agreement because (i) the merger has not been consummated by January 15, 2006 (or March 15, 2006, if as of January 15, 2006 the only unsatisfied condition to completing the merger is the termination or expiration of any applicable U.S. or foreign antitrust waiting periods), (ii) there has been a public disclosure of an acquisition proposal with respect to IDT (other than this merger) that has not been publicly withdrawn as of the date of termination, (iii) following the announcement of the acquisition proposal and prior to the termination of the merger agreement, IDT intentionally breached its covenants or agreements in the merger agreement in any material respect, which breach materially contributed to the failure of the parties to consummate the merger, and (iv) within one year following the termination of the merger agreement, IDT either enters into an agreement providing for its acquisition, or such acquisition is otherwise consummated.

In addition, IDT must pay ICS an amount equal to the sum of ICS’s expenses incurred in connection with the merger agreement (for which ICS has not previously been reimbursed by IDT), up to a maximum of $1.0 million if IDT breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach (i) prevents the representations or warranties of IDT from being true and correct as of the effective time of the merger, except where such failure would not result in a material adverse effect, and (ii) can not be cured by January 15, 2006 or March 15, 2006, as applicable, except that IDT will not have to pay the expenses of ICS, if IDT makes the $40.0 million termination fee payment described above. IDT may reduce the amount of any termination fee payable following the termination of the merger agreement by the amount of the expenses for which it was required to reimburse ICS.

Other Expenses

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the fees or expenses. However, the parties will share equally (i) all fees and expenses (other than attorneys’ and accountants’ fees and expenses) incurred in relation to the printing and filing of this joint proxy statement/prospectus, the registration statement, and any amendments or supplements thereto, and (ii) the filing fee for the Notification and Report Forms filed with the Federal Trade Commission and the Department of Justice under the Hart-Scott Rodino Act or any other filing fees required by other governmental entities.

Voting Agreements

As an inducement to each party entering into the merger agreement, both parties entered into stockholder voting agreements with certain of the executive officers and directors of the other party in connection with the execution and delivery of the merger agreement. Under these voting agreements, (i) the directors and executive officers of IDT agreed to vote their shares of IDT common stock in favor of the issuance of the IDT common stock in the merger and (ii) the directors and executive officers of ICS agreed to vote their shares of ICS common stock in favor of adoption of the merger agreement. IDT entered into such voting agreements with the following executive officers and directors of ICS: Henry Boreen, Dinh Bui, David Dominik, Lewis Eggebrecht, Randall Frederick, John Howard, Mike Krupka, Justine Lien, Nam Suh, Hock Tan and Russell Weinstock. ICS entered into such voting agreements with the following executive officers and directors of IDT: John Bolger, Phil Bourekas, Thomas Brenner, Julian Hawkins, Clyde Hosein, Mike Hunter, Ken Kannappan, Gregory Lang, Jimmy Lee, Cheun-Der Lien, Dave Roberson, Scott Sarnikowski, John Schofield, Christopher Schott and Ron Smith.

As of July 1, 2005, the IDT executive officers and directors beneficially owned 51,876 outstanding shares of IDT common stock, representing less than 1.0% of the outstanding shares of IDT common stock on that date.

As of July 1, 2005, the ICS executive officers and directors owned 232,319 outstanding shares of ICS common stock that are covered by these voting agreements representing approximately 0.3% of the outstanding shares of ICS common stock on that date.

Pursuant to the terms of the voting agreements, each stockholder who signed a voting agreement has agreed to vote (i) in the case of the IDT stockholders, in favor of the issuance of shares of IDT common stock pursuant to the merger agreement, and in the case of the ICS stockholders, in favor of the adoption of the merger agreement and (ii) except for the merger agreement and the merger, against, with respect to the company in which the stockholder holds common stock, any extraordinary corporate transaction, such as a merger, consolidation, business combination, sale or transfer of any material assets of such company, reorganization, recapitalization, liquidation, or amendment to such company’s certificate of incorporation or bylaws that would impede or interfere with the merger or inhibit the timely consummation of the merger agreement or voting agreement.

Pursuant to the terms of the voting agreements, each stockholder who signed a voting agreement also agrees that they will not (i) participate in, or otherwise encourage or assist any party in taking, any action which would reasonably be expected to compete with, impede, interfere with or attempt to discourage the consummation of the merger or the issuance of IDT common stock, as applicable, (ii) encourage, initiate or cooperate in a stockholders’ vote in opposition to the consummation of the merger or the issuance of IDT common stock, as applicable, or (iii) become part of a “group” (as such term is defined in the Exchange Act) with respect to the voting of securities for the purpose of opposing or competing with the consummation of the merger.

The stockholders agree that none of the securities covered by the voting agreement will be deposited into a voting trust and that no proxy will be granted and no other voting agreement or similar agreement will be entered into with respect to any of the subject securities. The stockholder voting agreements expire on the earliest to occur of the date which the merger agreement is validly terminated or the date which the merger is consummated.

Amendment and Waiver

Subject to applicable law, the merger agreement may be amended in writing by the parties at any time.

At any time prior to the effective time of the merger, either party to the merger agreement may (i) extend the time of the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement, provided however, after each party has obtained the requisite stockholder approval, no extension or waiver, which by any applicable law or rule requires further approval of such stockholders, will be made without obtaining such further approval.

THE IDT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT IDT STOCKHOLDERS VOTE “FOR” APPROVAL OF THE ISSUANCE OF IDT COMMON STOCK IN THE MERGER.

THE ICS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ICS STOCKHOLDERS VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

IDT is incorporated under the laws of the State of Delaware. ICS is incorporated under the laws of the Commonwealth of Pennsylvania. After the completion of the merger, stockholders of ICS will become stockholders of IDT and will become subject to the certificate of incorporation of IDT, as amended, and the bylaws of IDT, as amended.

While there are substantial similarities between the charters and bylaws of IDT and ICS, a number of differences do exist, and the laws of the two jurisdictions governing stockholder rights have a number of significant differences (although some provisions of Pennsylvania law are not currently applicable to ICS). The following is a summary of the material differences between the rights of IDT stockholders and the rights of ICS stockholders. While IDT and ICS believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of IDT and ICS stockholders and it is qualified in its entirety by reference to Delaware law, Pennsylvania law, and the various documents of IDT and ICS referenced in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referenced in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of IDT and being a stockholder of ICS. IDT and ICS have filed with the SEC their respective documents referred to herein and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 175.

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Authorized Capital Stock	The authorized capital stock of IDT consists of 350,000,000 shares of common stock, par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value of $0.001 per share.	The authorized capital stock of ICS consists of 300,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value of $0.01 per share.

Number of Directors

Delaware law provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the bylaws unless the certificate of incorporation fixes the number of directors. IDT’s certificate of incorporation does not fix the number of directors and its bylaws provide that, in accordance with the certificate of incorporation, the number of directors shall be fixed from time to time by the board of directors. The current number of directors of IDT is fixed at seven. Following the completion of the merger, the number of directors of IDT will be fixed at nine.

Pennsylvania law provides that a corporation shall have at least one director and that the number of directors shall be fixed by or in the manner provided under the bylaws unless the bylaws do not fix the number of directors, in which case the number shall be as stated in the articles of incorporation. ICS’s articles of incorporation do not fix the number of directors and its bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances (of which there are currently none), the number of directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. The current number of directors of ICS is fixed by board resolution at eight.

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Cumulative Voting	Delaware law allows for a corporation’s certificate of incorporation to permit stockholders to cumulate their votes at elections of directors. IDT’s certificate of incorporation and bylaws provide for cumulative voting rights in connection with the election of directors. Each stockholder is entitled to a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors to be elected. The stockholder may cast these votes all for a single candidate or distribute the votes among any or all of the candidates. No stockholder will be entitled to cumulate votes for a candidate, however, unless that candidate’s name has been placed in nomination prior to the voting and the stockholder has given notice prior to the voting of an intention to cumulate votes.	Pennsylvania law permits stockholders to cumulate their votes for elections of directors unless otherwise provided in the articles of incorporation. ICS’s articles of incorporation do not permit cumulative voting rights in connection with the election of directors.

Classification of Board of Directors

Delaware law permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected to terms of two or three years, as applicable. IDT’s certificate of incorporation provides that the board of directors shall be divided into three classes that serve staggered terms of three years each from the time of the director’s election.

Pennsylvania law permits, but does not require, a classified board of directors, divided into different classes with staggered terms under which a proportionate number of directors are elected to terms of one or more years, as applicable, provided that each class is as nearly equal in number as possible to the other classes, that the term of office of at least one class shall expire in each year, and that the members of a class shall not be elected for a longer period than four years, unless otherwise provided in the articles of incorporation. ICS’s articles of incorporation provide that the board of directors shall be divided into three classes and that directors serve for staggered terms of three years each from the time of the director’s election.

Removal of Directors

Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors. IDT’s certificate of incorporation and IDT’s bylaws

Under Pennsylvania law, unless otherwise provided in the bylaws adopted by the stockholders, the entire board of directors or a class of the board of directors or any individual director may be removed from office without cause by the vote of stockholders, except that, unless otherwise provided in the articles of incorporation, the entire board of

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	provide for a classified board of directors and provide for the removal of a director for cause by a majority of all shares of IDT. IDT’s certificate of incorporation and IDT’s bylaws provide for the removal of a director without cause by the affirmative vote of the holders of at least 66 2/3% of shares entitled to vote at an election of directors. However, without removing the entire board, no individual director may be removed if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting.	directors or any class of the board of directors or any individual director of a corporation having a classified board of directors may be removed from office by the vote of the stockholders only for cause if such classification has been effected by a bylaw adopted by the stockholders or the articles of incorporation. ICS’s articles of incorporation provide for a classified board of directors. ICS’s articles of incorporation do not provide for the removal of directors, but the bylaws provide that no director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock entitled to vote for the election of directors, unless the holders of any class or series of stock are permitted to elect one or more directors under the articles of incorporation (which is currently not the case).

Vacancies on the Board of Directors

Delaware law provides that vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless the certificate of incorporation or bylaws provides otherwise. IDT’s certificate of incorporation provides that in the case of any vacancy in the board of directors, however created, including a newly created directorship, the vacancy or vacancies shall be filled by majority vote of the directors remaining in the class in which the vacancy occurs or, if only one such director remains, by such director, or if no such director remains, by majority vote of the directors remaining in all classes.

Pennsylvania law provides that vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless the bylaws provide otherwise, and in the case of a corporation having a classified board, the appointee shall hold office until the next selection of the class for which such replacement director has been chosen and until his successor has been selected and qualified or until his earlier death, resignation or removal. ICS’s articles of incorporation are similar to the provision in Pennsylvania law, as are its bylaws.

Stockholder Action by Written Consent	Delaware law provides that unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may	Pennsylvania law provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if authorized by the stockholders by less than unanimous

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	be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required. IDT’s bylaws expressly permit stockholders to vote by written consent.	consent, but in the case of a registered corporation (which ICS is), only if expressly permitted by its articles of incorporation. Both ICS’s articles of incorporation and ICS’s bylaws prohibit its stockholders from taking any action by written consent in lieu of a meeting and they can only take action at a duly called annual or special meeting of stockholders.

Amendment of the Certificate of Incorporation

Under Delaware law, the certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of stock entitled to vote. However, under IDT’s certificate of incorporation, in order to amend, alter, change or repeal the sections of the certificate of incorporation that deal with certain business combinations, the affirmative vote of the holders of 66 2/3% of the voting power of all of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required, and, in the case that shares of IDT are held by a “related person” (as defined in the certificate of incorporation), the affirmative vote of 75% of all of the outstanding shares of capital stock of the corporation entitled to vote severally in the election of directors, voting together as a single class, is required, which vote must include the affirmative vote of 66 2/3% of such voting power excluding the vote of shares owned by a related person. In addition, the affirmative vote of 75% of the voting power of all of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, is required to amend, alter, change or repeal the section of the certificate of incorporation dealing with the liability of the board of directors.

Under Pennsylvania law, the articles of incorporation may be amended by the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon, unless the articles of incorporation or specific provisions of Pennsylvania law require a greater vote. However, in the case of a registered corporation (which ICS is) the stockholders are not entitled to propose any amendment to the articles of incorporation. ICS’s articles of incorporation require the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then outstanding shares of stock eligible to be cast in the election of directors in order to alter, amend or repeal Articles 11, 12 or 13, or any part thereof, of the articles of incorporation unless such amendment shall be approved by a majority of the directors not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) 20% or more of the voting power of the outstanding capital stock (except for certain specified fund entities which are exempted from such exclusion). Articles 11, 12 and 13 relate to the classification of directors, the prohibition on stockholder action by written consent in lieu of a meeting and the amendment of the articles of incorporation.

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Amendment of bylaws

Delaware law provides that a corporation’s stockholders entitled to vote have the power to amend bylaws, although the corporation’s certificate of incorporation may give the board of directors the power to amend bylaws as well. IDT’s certificate of incorporation provides that the bylaws may be amended, altered or repealed, and new bylaws may be adopted, by the board of directors except as to the designated director period. A majority of the outstanding voting stock of IDT may also adopt, amend or repeal the bylaws, except as to the number and qualification of directors, the designated director period and the election, resignation, removal and vacancies of directors as provided in the bylaws. Any amendment or repeal or modification of the bylaws section related to indemnification and director liability shall be prospective and shall not affect the rights effective at the time of the alleged act or omission giving rise to liability or indemnification.

Pennsylvania law provides that the stockholders entitled to vote will have the power to amend and repeal the bylaws and the authority to adopt, amend and repeal bylaws may also be expressly vested by the bylaws in the board of directors, subject to the power of the stockholders to change such action. In addition, there are certain provisions of the bylaws which may only be amended or repealed by the stockholders and the board of directors is denied that authority by law. In furtherance of the powers conferred by Pennsylvania law, the ICS bylaws expressly authorize the directors to alter, amend, change, add to or repeal the bylaws by the affirmative vote of a majority of the total directors then in office, and any alteration or repeal of the bylaws by the stockholders shall require the affirmative vote of a majority of the outstanding shares entitled to vote thereon. However, notwithstanding the foregoing, ICS’s bylaws provide that those provisions found in Section 11 of Article II (relating to business brought before an annual meeting); Sections 2, 3, 4 and 5 of Article III (relating to number, election and term of office of directors; removal and designation of directors; vacancies on the board of directors; and nominations and stockholder proposals); and Article VIII (relating to amendments) may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then outstanding shares entitled to vote thereon unless such amendment has been approved by a majority of the directors not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) 20% or more of the voting power of the outstanding stock (except for one named fund entity).

Special Meeting of Stockholders	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or	Under Pennsylvania law, special meetings of stockholders may be called at any time by the board of directors or

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	persons as may be authorized by the certificate of incorporation or by the bylaws. IDT’s certificate and bylaws do not grant stockholders the right to call a special meeting of the stockholders. IDT’s bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer or the president.	by such officers or other persons as provided in the bylaws, and, unless otherwise provided in the articles of incorporation, by stockholders entitled to cast at least 20% of the votes that all stockholders are entitled to cast at the particular meeting. However, the stockholders of a registered corporation (which ICS is) shall not be permitted to call a special meeting of stockholders. ICS’s articles of incorporation and bylaws do not grant stockholders the right to call a special meeting of stockholders. The articles of incorporation provide that such meetings may be called only by the affirmative vote of a majority of the total number of directors then in office or by the chief executive officer of the corporation.

Notice of Stockholder Meetings

Under Delaware law and IDT’s bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, time, and in the case of a special meeting, the purpose or purposes of the meeting.

Under Pennsylvania law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten days before the date of the meeting if it will consider a fundamental change applicable to the corporation, and in any other case, at least five days before the date of the meeting, and shall specify the place, date, time, and in the case of a special meeting, the purpose or purposes of the meeting. ICS’s bylaws are generally consistent with these requirements, except that they require that the written notice must be given to each stockholder entitled to vote not less than ten nor more than sixty days before the date of the meeting, regardless of its purpose.

Delivery and Notice Requirements of Stockholder Nominations and Proposals

IDT’s bylaws provide that for a stockholder proposal to be brought properly before an annual meeting, the stockholder must notify the corporate secretary of IDT not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s

ICS’s bylaws provide that for a stockholder proposal to be brought properly before an annual meeting, the stockholder must notify the corporate secretary of ICS not less than sixty days nor more than ninety days prior to the date of the annual meeting. However, if

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annual meeting. However, if the actual date of the annual meeting is more than 30 days before or 60 days after that anniversary date, then notice must be delivered no earlier than the 90th day prior to the annual meeting and no later than either the 60th day prior to the annual meeting or 10 days after the day on which public announcement of the date of the annual meeting is first made by IDT.

IDT’s bylaws also provide that for a stockholder to nominate a director, in the event that the number of directors to be elected has increased and there is no public announcement by IDT naming all of the nominees for director or specifying the size of the increase to the board of directors at least 70 days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than 30 days before or 60 days after such anniversary date, at least 70 days prior to such annual meeting), such notice will be timely if delivered to the corporate secretary of IDT no later than the 10th day following the day on which such public announcement is first made by IDT.

IDT’s bylaws also provide that in the event IDT calls a special meeting of stockholders for the purpose of electing directors, a stockholder may nominate a person for election if notice is delivered to the corporate secretary of IDT no earlier than the 90th day prior to the special meeting and no later than either the 60th day prior to such special meeting or the 10th day following the day on which public announcement of the special meeting and of the nominees is first made by IDT.

notice or public announcement of the date of the annual meeting is given to the stockholders less than seventy days prior to the date of such meeting, a stockholder may make a timely proposal provided it is received not later than the close of business on the tenth day following the date on which notice of the annual meeting was mailed. Certain other exceptions to these time requirements are provided in the case of an increase in the nominees for the board of directors and a failure of announcement of such fact.

Proxy	Under Delaware law and pursuant to IDT’s bylaws, at any meeting of the stockholders of IDT, a stockholder may designate another person to act for such stockholder by proxy.	Under Pennsylvania law and pursuant to ICS’s bylaws, at any meeting of the stockholders of ICS, a stockholder may designate another person to act for such stockholder by proxy.

Preemptive rights	Under Delaware law, absent express provision in a corporation’s certificate of	Under Pennsylvania law, absent an express provision in a corporation’s

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	incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock. IDT’s certificate of incorporation does not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.	articles of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock. ICS’s articles of incorporation do not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.

Dividends

Under Delaware law, a corporation may pay dividends out of surplus or net profits for the current or preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference upon distribution of assets.

IDT has never paid cash dividends on its common stock.

Under Pennsylvania law, a corporation may pay dividends if authorized by its board of directors, provided that dividends may not be paid if, after giving effect to such payment, the corporation would either be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time as of which the dividend is measured in order to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend.

ICS has never paid cash dividends on its common stock. In addition, ICS’s bylaws provide that, before payment of any dividend, the directors may set aside out of any funds available for dividends such amount as they, from time to time and in their absolute discretion, think proper as a reserve to meet contingencies, to equalize dividends, to repair or maintain any corporate property, or for any other purpose.

Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty of care. Under Delaware law, such provision may not eliminate or limit director monetary liability for:

- breaches of the director’s duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

Pennsylvania law permits a corporation to indemnify directors and officers for liability to the corporation or third parties to the extent such representative acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. This provision is not deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors

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- the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

- transactions in which the director received an improper personal benefit.

Such limitation of liability provisions also may not limit a director’s liability for violation of, or otherwise relieve the company or its directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

Delaware law generally permits indemnification of expenses, including attorneys’ fees actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of expenses to the extent that the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise.

Under Delaware law, expenses incurred by an officer or director in defending any action may be paid in advance if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. In addition, Delaware law authorizes a corporation’s purchase of indemnity insurance for the benefit of its officers, directors, employees and or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding that office. However, under Pennsylvania law, such representative may not be indemnified in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness or for the payment of unlawful dividends or other distributions (in which a director did not meet the requisite standards of care and justifiable reliance), or transactions in which the representative received an improper personal benefit.

Pennsylvania law generally permits indemnification of expenses, including attorneys’ fees actually and reasonably incurred in the defense or settlement of a derivative or third-party action, whether pending, completed or threatened (in addition to amounts paid in settlement or pursuant to court order), provided there is a determination that such person is entitled to indemnification by a majority vote of a quorum consisting of disinterested directors; or if a quorum is not obtainable or if it is and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or by the stockholders. In addition, to the extent the director or officer has been successful on the merits or otherwise in defense of any third party or derivative and corporate action threatened, pending or completed, or in defense of any claim, issue or matter therein, the statute provides for mandatory indemnification against expenses, including attorneys’ fees, actually and reasonably incurred by him. Expenses, including attorneys’ fees, incurred in defending any such action or proceeding may be paid by the corporation in advance of the final disposition of that action or proceeding upon receipt of an undertaking by or on behalf of the representative to repay the amount if it is ultimately determined

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agents whether or not the corporation would have the power to indemnify against the liability covered by the policy. Delaware law also permits a Delaware corporation to provide indemnification in excess of that provided by statute. Delaware law does not require authorizing provisions in the certificate of incorporation. Limitations on indemnification may be imposed by a court based on principles of public policy.

Both IDT’s certificate of incorporation and IDT’s bylaws eliminate the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law.

IDT has entered into separate indemnification agreements with each officer and director consonant with this authority.

IDT’s bylaws provide that IDT shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law or other applicable law, though the extent of indemnification may be modified through individual contracts. IDT shall not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the board of directors.

Expenses incurred by directors and executive officers in connection with proceedings shall be paid by IDT as incurred and before final disposition of the proceedings; provided however that if Delaware law requires, such payment shall be made upon receipt of an undertaking by or on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by IDT. No advance of expenses shall be made to a person against whom IDT brings a claim alleging breach of loyalty, act or that he is not entitled to be indemnified by the corporation and provided advancement of such expenses has been authorized by the board of directors, except only where such relates to an interested director or officer who shall not be entitled to such advancement of expenses. Pennsylvania law also empowers the corporation to purchase and maintain insurance for purposes of such indemnification.

ICS’s articles of incorporation and bylaws provide that ICS shall indemnify and hold harmless from personal liability its directors and officers to the fullest extent permitted by Pennsylvania law. Its bylaws also specify the procedures for such indemnification, including advance of expenses, procedures in the event indemnification is denied, and authorizing the purchase of insurance on its own behalf and on behalf of the indemnified persons.

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omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit.

Stockholder Rights Plan

IDT has adopted a stockholder rights plan. Under the rights plan, each outstanding share of IDT common stock bears one preferred share purchase right. If a person or a group (an “Acquiring Person”) acquires 15% or more of the aggregate outstanding shares of IDT common stock, or announces an intention to make a tender offer for IDT common stock, the consummation of which would result in a person or group becoming an Acquiring Person, then the rights will be distributed. After the date of the distribution, each right may be exercised for one-hundredth of a share of Series A Junior Participating Preferred Stock, par value of $0.001 per share, at an exercise price of $45.00. The preferred stock has been structured so that the value of one-hundredth of a share of such preferred stock will approximate the value of one share of common stock. The rights do not trade separately and will expire on December 21, 2008. In the event that any person or group becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination, each holder of a right will thereafter have the right to receive that number of shares of IDT common stock having a market value of two times the exercise price of the right. In the event that any person or group becomes an Acquiring Person and IDT merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of IDT’s consolidated assets or earning power are sold to an Acquiring Person, each holder of a right will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

ICS currently does not have a stockholder rights plan in effect. However, under Pennsylvania law, except as otherwise provided in the articles of incorporation, a corporation may create and issue rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, and in the case of a registered corporation (which ICS is) the directors may set forth in such plan such terms as they determine, and without limiting the generality of their authority, they are permitted to include conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the outstanding common shares, other shares, option rights, securities having conversion or option rights, or obligations of the corporation or transferee or transferees of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations. There is nothing in ICS’s articles of incorporation which would preclude the company from adopting a stockholder rights plan solely upon action of a majority of its board of directors at any time should they so determine.

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Appraisal Rights

Delaware law provides that stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. The fair market value of the shares is determined by either a court or an agreement between the corporation and the stockholder.

Unless a corporation’s certificate of incorporation provides otherwise, dissenters do not have rights of appraisal with respect to a merger or consolidation by a corporation, if the shares of the corporation are either:

•      listed on a national securities exchange;

•      designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•      held by at least 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than cash in lieu of fractional shares, shares of the surviving corporation, shares of any other corporation that are publicly listed or held by more than 2,000 stockholders, or a combination of the foregoing.

Stockholders of a corporation surviving a merger do not have appraisal rights if no vote of the stockholders of the surviving corporation is required to approve the merger.

Appraisal rights are not available to IDT stockholders with respect to the merger.

Pennsylvania law provides that stockholders have the right, in some circumstances, to dissent from certain corporate transactions and to instead demand payment of the fair value for their shares, which fair value of the shares is determined by either a court or under an agreement between the corporation and the stockholder.

Unless a corporation’s articles of incorporation, bylaws or a specific resolution of the board of directors provide otherwise, dissenters do not have rights of appraisal with respect to a merger or consolidation by a corporation, if the shares of the corporation are either:

•      listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (which ICS is); or

•      held beneficially or of record by more than 2,000 stockholders.

ICS’s articles of incorporation and bylaws do not include any provision directing that all or part of its stockholders shall have dissenters’ rights in connection with any corporate transaction that would not otherwise entitle them to dissenters’ rights, nor has its board of directors adopted such a resolution.

Appraisal rights are not available to ICS stockholders with respect to the merger.

Certain Business Combination Restrictions

Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a

Certain Subchapters of Chapter 25 of the Pennsylvania Business Corporation Law, only one of which currently applies to ICS, have the general effect of creating substantial barriers to an acquisition of all or substantially all of the assets or the outstanding shares of a Pennsylvania

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period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (i) the board of directors approves the acquisition of stock or the merger transaction prior to the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (iii) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. IDT has not made that election.

Although a Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, the IDT board of directors intends that IDT be governed by Section 203 and therefore has not opted out of Section 203. IDT believes that Section 203 will encourage any potential acquiror to negotiate with the IDT board of directors. Section 203 also might have the effect of limiting the ability of a potential acquiror to make a two-tiered bid for IDT in which all stockholders would not be treated equally. Stockholders should note, however, that the application of Section 203 to IDT will confer upon the IDT board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for the shares of IDT over the then-current market price. Section 203 would also discourage certain potential acquirors unwilling to comply with its provisions.

corporation without the prior approval of either the board of directors or a supermajority of the outstanding voting stock of the corporation. ICS has opted out and chosen not to be governed by all of these provisions other than Subchapter F, which imposes a five-year moratorium on certain “business transactions” by an “interested shareholder”. The five-year moratorium begins with the relevant “share acquisition date”. Following expiration of the five-year moratorium, a business combination with that interested stockholder must still either be approved by a majority of the shares not held by the interested stockholder or must provide a per share consideration that meets the highest per share test referred to below.

A “business combination” includes:

•      a merger or consolidation of a registered corporation with either an interested stockholder, or with, involving or resulting in any other corporation which is, or after such merger or consolidation would be, an affiliate or associate or such interested stockholder;

•      a sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested stockholder or any affiliate or associate thereof of assets having an aggregate market value equal to at least 10% of the aggregate market value either of all of the assets or all of the outstanding shares of such registered corporation, or representing at least 10% of the net income on a consolidated basis, of such registered corporation; and

•      other specified self-dealing transactions between such registered corporation and an interested stockholder or any affiliate or associate thereof.

A “share acquisition date” is defined as the date that a person first becomes an

	IDT	ICS
IDT’s certificate of incorporation requires the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock of IDT, including not less than 66 2/3% of the outstanding shares of voting stock not owned by a “related person,” as defined below, for the approval or authorization of any business combination of IDT with any related person. However, this 66 2/3% voting requirement shall not be applicable if the business combination is approved by the affirmative vote of the holders of not less than 90% of the outstanding share of voting stock. Furthermore, the 75% and 66 2/3% voting requirements shall not be applicable if the business combination is a merger or consolidation and the fair market value of the consideration received per share by holders of IDT common stock in such transaction is not less than the highest per share price paid by the related person for IDT common stock in the two years prior to the business combination. Under IDT’s certificate of incorporation, a “related person” is essentially a person, corporation, partnership or other entity which, together with its affiliates and associates, as these terms are defined in the Exchange Act, that is the beneficial owner, in the aggregate, of 10% or more of the outstanding voting stock of IDT and any affiliate or associate of such person or entity.

interested stockholder. The “highest price per share test” requires that the aggregate amount of per share consideration to be received by the holders of outstanding common shares is at least the highest per share price paid by the interested stockholder over the previous five years plus a specified amount of interest.

ICS is currently a registered corporation within the meaning of the Pennsylvania Business Corporation Law, and is subject to Subchapter F. However, Subchapter F does not apply to:

•      business combinations with persons who became interested stockholders with the approval of the board of directors;

•      business combinations which were approved by the board of directors prior to the date on which the stockholder became “interested”; or

•      business combinations approved by a majority of the votes which stockholders are entitled to cast other than the interested stockholder at a meeting held at least three months after the interested stockholder acquires at least 80% of the outstanding voting stock, provided, among other tests, that the aggregate amount of per share consideration to be received by the holders of outstanding common shares is at least that amount determined under the “highest price per share test” defined above.

The ICS board of directors approved the merger as an approved business combination prior to the date upon which IDT or Colonial Merger Sub I, Inc. would become an interested stockholder.

Quorum Requirements	Under Delaware law and IDT’s bylaws, at each meeting of stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by	Under Pennsylvania law and ICS’s bylaws, the required quorum at a special meeting of stockholders shall be the presence by stockholders entitled to cast at least a majority of the votes that all

	IDT	ICS
	proxy, shall constitute a quorum for the transaction of business.	stockholders are entitled to cast, in person or by proxy, on a particular matter to be addressed at the meeting.

Required Stockholder Vote

Under Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Delaware law governing the approval of a merger or consolidation provides that it shall be approved upon the vote of a majority of the outstanding stock of the corporation entitled to vote thereon. Thus, the vote required for the approval of the issuance of IDT common stock pursuant to the merger agreement by the IDT stockholders shall be the affirmative vote of the majority of those votes cast by all stockholders entitled to vote thereon at the special meeting of stockholders called for that purpose, assuming a quorum is present at the special meeting.

Under Pennsylvania law, except as otherwise provided in the Pennsylvania Business Corporation Law or in a bylaw adopted by the stockholders of the corporation, whenever any corporate action is to be taken by vote of the stockholders, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon. ICS’s bylaws provide that when a quorum is present, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter to be addressed at that meeting shall become the act of the stockholders unless the subject matter is the election of directors (directors shall be elected by a plurality of the votes of the shares present in person or by proxy and entitled to vote in the election of directors), or unless express provisions of an applicable law or the articles of incorporation provide that a different vote is required, in which case such express provision shall govern and control the voting question. Pennsylvania law governing the adoption of a plan of merger or consolidation provides that it will be adopted upon receiving the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon. Thus, the vote required for the adoption of the merger agreement by the ICS stockholders shall be the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon at the special meeting of stockholders called for that purpose, assuming a quorum is present at the special meeting.

Derivative Actions	Delaware law provides that, upon compliance with certain requirements, a stockholder may institute a derivative action asserting a claim belonging to the corporation against those liable to it for which it has refused to sue. In any	Upon compliance with certain requirements, Pennsylvania law requires that a stockholder may institute a derivative action on behalf of the corporation against the present or former officers or directors of the corporation

	IDT	ICS
	derivative suit instituted by a stockholder of a corporation, the plaintiff must have been a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.	because the corporation refused to enforce rights that could be asserted by it, provided that he was a stockholder at the time of the transaction complained of, or if his stock thereafter devolved upon him by operation of law from a person who was a stockholder at that time.

Other “Anti-Takeover” Provisions	Not applicable.

ICS has opted out of the application of § 2538 of Subchapter D of Chapter 25 of the Pennsylvania Business Corporation Law as well as Subchapters E, G, H, I and J, in its articles of incorporation. Pennsylvania law requires that any opting out effected by the articles of incorporation of the registered corporation must be consistent with the specific opting out provisions for Subchapters E, F, G or H (found in §§ 2541, 2551, 2561 and 2571 of the Business Corporation Law). ICS believes that its opting out of these provisions was properly effected.

It is possible for a Pennsylvania corporation that has “opted out” of some of these provisions to subsequently opt back in. It is clear from the statute that a corporation can opt back in to be covered by Subchapter E by amendment to its articles of incorporation, which would require approval by its stockholders. It is less certain whether a corporation can opt back in to Subchapter G, although an argument can be made that this could be accomplished by an amendment to its articles of incorporation (even though Subchapter G lacks the express statutory provision found in Subchapter E). The same would be true of Subchapter H, which contains provisions very similar to those found in Subchapter G. Subchapters I and J are dependent upon Subchapter G and therefore would only be applicable to a corporation if subchapter G is or at the relevant time was applicable to the corporation, which is why no separate “opt outs” or “opt ins” are provided under those subchapters.

IDT	ICS

Section 2538 of Subchapter D generally provides that certain transactions with an interested stockholder, including mergers, consolidations, share exchanges, sales of assets, division or voluntary dissolution and winding up, must be approved by at least a majority of the votes entitled to be cast by all stockholders other than the interested stockholder. However, these provisions do not apply to transactions:

•      approved by a majority vote of the board of directors without counting the vote of directors who are affiliated with, have a material equity interest in, or were nominated within 24 months of the date of the transaction proposed by, the interested stockholder, or

•      in which the consideration to be received by the stockholders is not less than the highest amount paid by the interested stockholder in acquiring shares of the same class.

Subchapter E generally provides for certain stockholder rights upon the occurrence of a control transaction, defined as the acquisition by a person or group of persons acting in concert (a control person) of voting power over voting shares of the corporation which would entitle the holders thereof to cast at least 20% of the votes that all stockholders would be entitled to cast in an election of the corporation’s directors. Following a control transaction, every other holder of voting shares may require the control person to purchase such stockholder’s shares for “fair value”. Fair value is defined as not less than the highest price per share paid by the control person at any time during the 90-day period ending on the date of the control transaction, plus any value paid for the acquisition of control that may not be reflected in such price. Fair value is determined in a procedure similar to the procedure applicable to dissenters’ appraisal rights.

IDT	ICS

Subchapter G provides that “control shares” of registered corporations lose their voting rights until those rights are restored by the affirmative vote of a majority of both the disinterested shares and all voting shares. Disinterested shares are generally those held by persons other than the acquiror, executive officers and directors of the corporation and certain employee stock plans. Unless prohibited by the articles of incorporation as in effect prior to the acquisition, the corporation may redeem the control shares at the average of the high and low sales price on the date the corporation provides notice of redemption to the acquiror, at any time within 24 months after the date of:

•      the consummation of a control share acquisition if the acquiring person does not, within 30 days after consummation, request that the issue of voting rights be presented to the stockholders, and

•      the date of the stockholder vote, if voting rights are not accorded or are accorded and subsequently lapse.

Subchapter H provides that any profits realized from the disposition of shares of a registered corporation occurring within 18 months after the stockholder has acquired or expressed the intent to acquire 20% or more of the voting power or otherwise disclosed an intention to acquire control of the corporation, are recoverable by the corporation if the shares were acquired within two years before or 18 months following the acquiror’s making such an acquisition or expressing or disclosing such an intent. Among other exceptions, Subchapter H does not apply to transactions that have received approval by both directors and stockholders prior to such acquisitions or, as to dispositions, prior to such disposition if the shares are beneficially owned by a person or group in actual control of the corporation.

IDT	ICS

Subchapter I mandates severance compensation for employees whose employment by a registered corporation is terminated (defined as being laid-off for at least six months or being involuntarily terminated) other than for willful misconduct:

•      within 90 days before a control share approval (meaning an approval of voting rights for control shares under Subchapter G), if such termination was pursuant to an agreement with the acquiring person, or

•      within 24 months after the control share approval.

Eligible employees are entitled to a one-time, lump-sum payment from the employer equal to the weekly compensation of the employee multiplied by the number of completed years of service, up to 26, less any payments made to the employee by the employer due to termination of employment. To be eligible, an employee must have been employed by the corporation within 90 days prior to the control share approval for at least two years, and must perform all of his services within Pennsylvania except for incidental out-of-state services.

Subchapter J provides that no business combination transaction following a control share approval may result in the termination or impairment of the provisions of any covered labor contract (one relating to persons employed in Pennsylvania negotiated by a collective bargaining representative with respect to a business operation owned by the corporation or its subsidiary at the time of the control share approval). Subchapter J does not apply to a business combination transaction occurring more than five years after the control share approval. An affected employee or collective bargaining agent may, in addition to other remedies, bring suit to recover wages and benefits and to enjoin violation of Subchapter J.

INTEGRATED DEVICE TECHNOLOGY, INC. AND INTEGRATED CIRCUIT SYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On June 15, 2005, IDT and ICS entered into the merger agreement under which ICS will become a wholly owned subsidiary of IDT in a merger to be accounted for using the purchase method. The total estimated purchase price of approximately $1.7 billion includes IDT common stock valued at approximately $1.1 billion, IDT stock options issued in connection with the merger valued at approximately $100 million, cash of approximately $509 million and estimated IDT direct transaction costs of $12 million.

In addition to the $509 million of cash, the unaudited pro forma condensed combined financial statements assume the issuance of approximately 91.3 million shares of IDT common stock based on a conversion ratio of 1.3 shares of IDT common stock for each share of ICS common stock outstanding at July 1, 2005. The aggregate number of shares of ICS common stock outstanding at July 1, 2005 was 70,194,776. The actual number of shares of IDT common stock to be issued will be determined based on the actual number of shares of ICS common stock outstanding at the closing of the merger. The value of the shares issued is determined using the average market price per share of IDT common stock of $12.17, which is based on an average of the closing prices for IDT common stock for the five trading days June 13, 2005 through June 17, 2005. The merger was announced on June 15, 2005.

Under the terms of the merger agreement, holders of outstanding options to purchase ICS common stock with an exercise price equal to or less than the per share merger consideration, which is comprised of (i) $7.25, plus (ii) the product of 1.3 times the average closing price of IDT common stock for the five trading days ending the second trading day prior to the effective time of the merger, will receive an amount of cash equal to the excess of such per share merger consideration over the exercise price of such options. This cash will be paid out of ICS’s existing cash prior to the close of the merger. All other unexercised options to purchase shares of ICS common stock that are outstanding immediately prior to the closing of the merger will be canceled and will not be converted or assumed by IDT. Based on the ICS stock options outstanding at June 15, 2005, we estimate ICS will pay approximately $24.8 million in cash under this arrangement. The actual amount of cash to be paid will be determined based on the actual number and exercise prices of qualifying ICS stock options outstanding immediately prior to the closing of the merger and the average closing price of IDT common stock for the five trading days ending on the second trading date prior to the effective time.

In addition, promptly following the effective time of the merger, IDT will grant replacement stock options to previous holders of ICS stock options who continue to be employed by IDT or its subsidiaries following the effective time of the merger. The replacement options will be granted for a number of shares determined by multiplying (a) the number of previous options for ICS common stock subject to replacement by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger). IDT currently anticipates it will issue approximately 16.5 million stock options under the terms described above. IDT utilized a Black-Scholes valuation model to calculate the $100 million estimated fair value of the options to be issued. The following weighted-average assumptions were utilized: volatility of 77%, risk-free interest rate of 3.2%, expected life of 3.8 years and dividend yield of zero.

The following unaudited pro forma condensed combined balance sheet is based on historical balance sheets of IDT and ICS and has been prepared to reflect the merger as if it had been consummated on April 3, 2005. Such pro forma information is based upon the historical consolidated balance sheet data of IDT at April 3, 2005 and ICS at April 2, 2005. The following unaudited pro forma condensed combined statement of operations has been prepared to reflect the merger as if it had been consummated at the beginning of the year ended April 3, 2005. The unaudited pro forma condensed combined statement of operations for the fiscal year ended April 3, 2005 combines IDT’s historical consolidated statement of operations for the year then ended with ICS’s historical consolidated statements of operations for the three months ended July 2, 2004 and the nine months ended April 2, 2005.

The following unaudited pro forma condensed combined consolidated financial statements gives effect to the proposed merger of a subsidiary of IDT and ICS. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to the net tangible and intangible assets of ICS acquired in connection with the merger based on their fair values as of the closing of the merger. Independent valuation specialists are currently conducting an independent valuation in order to assist management of IDT in determining the fair values of a significant portion of these assets. The preliminary work performed by the independent valuation specialists has been considered in IDT’s management’s estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values, which cannot be made prior to the closing of the merger, will include IDT’s management’s consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of ICS that exist as of the date of the closing of the merger.

The unaudited pro forma condensed combined consolidated financial statements do not include any adjustments for liabilities resulting from integration activities, as management of IDT and ICS are in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately will be recorded for severance or relocation costs related to certain of ICS’s employees, costs of vacating certain leased facilities of ICS or other costs associated with exiting activities of ICS that would, if known, affect amounts in the pro forma condensed combined consolidated financial statements. Any such liabilities would be recorded as a decrease in net assets acquired and a corresponding increase in goodwill. In addition, IDT may incur expenses following the closing of the merger related to adjustments to IDT’s business arising from the merger, which will be recorded as restructuring charges.

There were no intercompany balances and transactions between IDT and ICS as of the dates and for the periods of these pro forma condensed combined financial statements. A reclassification adjustment has been made in the pro forma condensed consolidated balance sheet to conform ICS’s classification of investments to the same classification of assets as IDT.

The unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. They do not include liabilities that may result from integration activities which are not presently estimable as discussed above. Amounts preliminarily allocated to intangible assets with definite lives may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the closing of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. The impact of ongoing integration activities, the timing of the closing of the merger and other changes in ICS’s net tangible and intangible assets that occur prior to the closing of the merger could cause material differences in the information presented.

The unaudited pro forma condensed combined consolidated financial statements have been prepared by IDT management for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had IDT and ICS been a combined company during the specified periods. The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy statement/prospectus.

The unaudited pro forma condensed combined consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of IDT included in its Annual Report on Form 10-K for its fiscal year ended April 3, 2005 filed June 14, 2005 with the SEC, and the historical consolidated financial statements of ICS included in its Annual Report on Form 10-K for the year ended July 2, 2004 filed September 16, 2004 and included in its Quarterly Report on Form 10-Q for the nine-month period ended April 2, 2005 filed May 12, 2005 with the SEC.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

OF IDT and ICS

(In thousands)

	Historical		Reclassifications		Pro Forma Adjustments			Pro Forma Combined
	IDT As of April 3, 2005	ICS As of April 2, 2005
ASSETS
Current assets:
Cash and cash equivalents	$188,761	$43,874	$—		$(188,761 (24,833	) )	(a) (b)	$19,041

Short-term investments	392,472	24,198	134,001	(A)	(320,390)		(a)	230,281
Trade accounts receivable, net	52,948	45,489	—		—			98,437
Inventories	37,331	18,431	—		32,756		(c)	88,518
Current deferred income taxes	—	18,658	—		(18,658)		(d)	—
Prepayments and other current assets	11,292	7,160	—		—			18,452

Total current assets	682,804	157,810	134,001		(519,886)			454,729
Property, plant and equipment, net	124,570	20,417	—		—			144,987
Long term investments	—	139,001	(139,001	)(A)	—			—
Goodwill	55,523	35,422	—		(35,422 1,030,807)		(e) (f)	1,086,330
Acquisition related intangibles	29,812	42,077	—		(42,077 427,000)		(g) (h)	456,812
Other long-term assets	9,431	5,143	5,000	(A)	—			19,574

Total Assets	$902,140	$399,870	$—		$860,422			$2,162,432

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,726	$13,879	$—		$—			$32,605
Lease payable	—	38	—		—			38
Accrued compensation and related expenses	15,293	3,003	—		—			18,296
Deferred income on shipments to distributors	19,478	—	—		—			19,478
Income taxes payable	25,722	930	—		—			26,652
Other accrued liabilities	20,206	3,282	—		27,000 3,287		(i) (j)	53,775

Total current liabilities	99,425	21,132	—		30,287			150,844
Deferred tax liability	4,709	12,448						17,157
Long-term obligations	10,890	—	—		—			10,890
Stockholders’ equity:
Common stock	106	731	—		(731 91)		(k) (l)	197
Additional paid-in-capital	843,423	289,908	—		(289,908 1,111,348 99,986)		(k) (m) (n)	2,054,757
Deferred stock-based compensation	—	(801)	—		801		(k)	—
Treasury stock	(204,909)	(67,824)	—		67,824		(k)	(204,909)
Retained earnings	150,492	144,276	—		(144,276 (15,000	) )	(k) (o)	135,492
Accumulated other comprehensive loss	(1,996)	—	—		—			(1,996)

Total stockholders’ equity	787,116	366,290	—		830,135			1,983,541

Total liabilities and stockholders’ equity	$902,140	$399,870	$—		$860,422			$2,162,432

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

OF IDT and ICS

(In thousands, except per share data)

	Historical
	IDT Twelve Months Ended April 3, 2005	ICS Twelve Months Ended April 2, 2005	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$390,640	$254,344	$—		$644,984
Cost of revenues	193,762	103,334	65,650 (33)	(p) (q)	362,713
Restructuring, asset impairment and other	1,380	—			1,380

Gross profit	195,498	151,010	(65,617)		280,891

Operating expenses:
Research and development	103,729	40,160	(776)	(q)	143,113
Selling, general and administrative	76,016	38,263	(334)	(q)	113,945
Amortization of intangibles	—	10,790	(10,790 17,000)	(r) (p)	17,000
Acquired in-process research and development	1,830				1,830

Total operating expenses	181,575	89,213	5,100		275,888

Operating income (loss)	13,923	61,797	(70,717)		5,003
Loss on equity investments	(12,831)	—	—		(12,831)
Interest expense	(102)	(60)	—		(162)
Interest income and other, net	12,363	3,440	(10,705)	(s)	5,098

Income (loss) before income taxes	13,353	65,177	(81,422)		(2,892)
Provision for income taxes	20	4,004	—	(t)	4,024

Net income (loss)	$13,333	$61,173	$(81,422)		$(6,916)

Net income (loss) per share:
Basic	$0.13	$0.87			$(0.04)
Diluted	$0.12	$0.85			$(0.04)
Shares used to compute net income (loss) per share(1):
Basic	105,825	70,271			197,177
Diluted	108,204	71,549			197,177

(1)	Shares used to compute pro forma combined net income per share are equal to (i) IDT historical shares, plus (ii) ICS historical shares multiplied by 1.3, the rate at which shares of ICS common stock are converted to IDT common stock in the merger.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

On June 15, 2005, IDT and ICS entered into the merger agreement under which ICS will become a wholly owned subsidiary of IDT in a merger to be accounted for using the purchase method. The total estimated purchase price of approximately $1.7 billion includes IDT common stock valued at approximately $1.1 billion, IDT stock options valued at approximately $100 million, cash of approximately $509 million and estimated IDT direct transaction costs of $12 million.

In addition to the $509 million of cash, the unaudited pro forma condensed combined financial statements assume the issuance of approximately 91.3 million shares of IDT common stock based on a conversion ratio of 1.3 shares of IDT common stock for each share of ICS common stock outstanding at July 1, 2005. The aggregate number of shares of ICS common stock outstanding at July 1, 2005 was 70,194,776. The actual number of shares of IDT common stock to be issued will be determined based on the actual number of shares of ICS common stock outstanding at the closing of the merger. The value of the shares issued is determined using the average market price per share of IDT common stock of $12.17, which is based on an average of the closing prices for IDT common stock for the five trading days June 13, 2005 through June 17, 2005. The merger was announced on June 15, 2005.

Under the terms of the merger agreement, holders of outstanding options to purchase ICS common stock with an exercise price equal to or less than the per share merger consideration, which is comprised of (i) $7.25, plus (ii) the product of 1.3 times the average closing price of IDT common stock for the five trading days ending the second trading day prior to the effective time of the merger, will receive an amount of cash equal to the excess of such per share merger consideration value over the exercise price of such options. This cash will be paid out of ICS’s existing cash prior to the close of the merger. All other unexercised options to purchase shares of ICS common stock that are outstanding immediately prior to the closing of the merger will be canceled and will not be converted or assumed by IDT. Based on the ICS stock options outstanding at June 15, 2005, we estimate ICS will pay approximately $24.8 million in cash under this arrangement. The actual amount of cash to be paid will be determined based on the actual number and exercise prices of qualifying ICS stock options outstanding immediately prior to the closing of the merger and the average closing price of IDT common stock for the five trading days ending on the second trading date prior to the effective time.

In addition, promptly following the effective time of the merger, IDT will grant replacement stock options to previous holders of ICS stock options who continue to be employed by IDT or its subsidiaries following the effective time of the merger. The replacement options will be granted for a number of shares determined by multiplying (a) the number of previous options for ICS common stock subject to replacement by (b) the quotient of (i) $7.25 plus (x) 1.3 times (y) the average closing price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger) and (ii) the average price of IDT common stock as of the effective time of the merger (determined based on a five consecutive trading day average ending the second trading day immediately prior to the effective time of the merger). IDT currently anticipates it will issue approximately 16.5 million stock options under the terms described above. IDT utilized a Black-Scholes valuation model to calculate the $100 million estimated fair value of the options to be issued.

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary because the proposed merger has not yet been completed. The actual purchase price will be based on the shares of IDT common stock shares issued and cash paid to ICS stockholders on the closing date of the merger. The final allocation of the purchase price will be based on ICS’s assets and liabilities on the closing date of the merger.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The preliminary estimated total purchase price of the merger is as follows (in thousands):

Value of IDT stock issued	$1,111,439
Value of IDT options issued	99,986
Cash	509,151
IDT direct transaction costs	12,000

Total preliminary estimated purchase price	$1,732,576

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ICS’ net tangible and intangible assets based on their estimated fair values as of the date of the closing of the merger. IDT’s management has allocated the preliminary estimated purchase price based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary purchase price and the estimated useful lives and first year amortization associated with certain assets is as follows (in thousands):

Amount
Net tangible assets	$263,056
Identified intangible assets:
Existing technology	190,000
Customer and other relationships	178,000
Other identified intangibles	59,000
Goodwill	1,030,807
In-process research and development	15,000
Above market lease liability	(3,287)

Total preliminary estimated purchase price	$1,732,576

A preliminary estimate of $263.1 million has been allocated to net tangible assets acquired and approximately $427.0 million has been allocated to amortizable intangible assets acquired. The amortization related to the intangible assets is reflected as pro forma adjustments to the unaudited pro forma condensed combined statement of operations.

Identifiable intangible assets.    Existing technology is based on all of ICS’s products that have reached technological feasibility. IDT expects to amortize the estimated fair value of these assets on a straight-line basis over a weighted average estimated life of 6.4 years. The estimated amortization during the first year would be $34.6 million for existing technology.

Customer and other relationships represent existing relationships with end customers, distributors, foundries, and assemblers. IDT expects to amortize the estimated fair value of these assets on a straight-line basis over a weighted average estimated life of 8.8 years. The estimated amortization during the first year would be $23.1 million for customer and other relationships.

Other identified intangible assets relate to the ICS trademark, non-compete agreements entered into with ICS employees and backlog. IDT expects to amortize the estimated fair value of these assets on a straight-line basis over a weighted average estimated life of 2.7 years. The estimated amortization during the first year would be $25.0 million for other identified intangibles.

Goodwill.    Approximately $1.0 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets acquired. ICS’s

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

technology will provide a greater diversity of products and enhanced research and development capability which will allow IDT to pursue an expanded market opportunity. In addition, there is significant potential for improved manufacturing performance. These opportunities, along with the ability to leverage the ICS workforce, were significant contributing factors to the establishment of the purchase price, resulting in the recognition of a significant amount of goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an expense in the amount of the impairment during the fiscal quarter in which the determination is made.

In-process research and development.    Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and which have no alternative future use. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development. ICS is currently developing new products in multiple product areas that qualify as in-process research and development.

A preliminary estimate of $15.0 million has been allocated to in-process research and development. The final amount will be charged to expense in the period during which the merger closes. Due to its non-recurring nature, the in-process research and development expense has been excluded from the unaudited pro forma condensed combined statement of operations.

The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by ICS and its competitors.

The rate utilized to discount the net cash flows to their present value was based on ICS’s weighted average cost of capital. ICS’s weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 20% was deemed appropriate for valuing the in-process research and development.

The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects which are currently in process may not be in process at the closing of the merger and new projects may be started prior to the closing of the merger which may be in process at the closing of the merger. Accordingly, actual results may vary from the projected results.

Above market lease liability.    As a result of the evaluation of ICS’s existing lease obligations, IDT has identified three facilities with lease rates higher than the current fair value lease rates for similar facilities. The amount calculated for the excess of lease obligation is $3.3 million. This amount will be accreted over the remaining lease terms as a credit to lease expense for those facilities.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

2.    RECLASSIFICATION

(A) A reclassification adjustment has been made in the pro forma condensed consolidated balance sheet to conform ICS’s classification of investments to the same classification of assets as IDT. IDT classifies all marketable securities, whether or not they have a maturity date of more than 365 days, as available for sale and, therefore as short-term investments. In addition, IDT classifies non-marketable securities as other assets.

3.    PRO FORMA ADJUSTMENTS

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to ICS’s net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets, to reflect the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

There were no intercompany balances and transactions between IDT and ICS as of the dates and for the periods of these unaudited pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had IDT and ICS filed consolidated income tax returns during the periods presented.

The unaudited pro forma condensed combined consolidated financial statements do not include any adjustments for liabilities resulting from integration activities, as management of IDT and ICS are in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately will be recorded for severance or relocation costs related to certain of ICS’s employees, costs of vacating certain leased facilities of ICS or other costs associated with exiting activities of ICS that would, if known, affect amounts in the pro forma condensed combined consolidated financial statements. Any such liabilities would be recorded as a decrease in net assets acquired and a corresponding increase in goodwill. In addition, IDT may incur expenses following the closing of the merger related to adjustments to IDT’s business which will be recorded as restructuring charges.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To record cash to be issued in exchange for outstanding shares of ICS common stock in the merger

(b) To record the estimated cash ICS will pay for in-the-money ICS stock options

(c) To adjust ICS’s inventory to its estimated fair value less estimated selling costs and cost to complete the production of inventory

(d) To provide a full valuation allowance against ICS’s deferred tax assets

(e) To eliminate ICS’s historical goodwill

(f) To record goodwill in connection with the merger

(g) To eliminate ICS’s historical acquisition related intangible assets

(h) To record the estimated fair value of ICS’s identifiable intangible assets

(i) To accrue the estimated direct costs of both IDT and ICS in the merger

(j) To record ICS’s lease obligations in excess of fair value

(k) To eliminate ICS’s equity

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(l) To record the par value portion of the fair value of shares of IDT common stock issued in the merger

(m) To record the additional paid-in-capital portion of the fair value of shares of IDT common stock issued in the merger

(n) To record the estimated fair value of IDT stock options to be issued immediately following the closing of the merger

(o) To record the effect of the write-off of in-process research and development

(p) To amortize acquired intangibles

(q) To accrete the lease obligations in excess of fair value

(r) To eliminate ICS’ historical amortization of intangible assets

(s) To reduce interest income as a result of cash to be paid in connection with the merger

(t) IDT currently estimates it will require a full valuation against deferred tax assets following the closing of the merger. Therefore, the pro forma adjustments do not reflect any tax benefit.

IDT has not identified any pre-merger contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. If information becomes available which would indicate that it is probable that such events have occurred prior to the end of the purchase price allocation period and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

4.    PRO FORMA NET LOSS PER SHARE

The pro forma basic and diluted net loss per share are based on (i) the number of shares of IDT common stock used in computing basic and diluted net loss per share, plus (ii) the number of shares of ICS common stock used in computing basic and diluted net loss per share multiplied by 1.3, the rate at which shares of ICS common stock are converted to IDT common stock in the merger.

5.    NON-RECURRING ADJUSTMENTS

Due to their non-recurring nature, the effect on cost of revenues resulting from the increase in inventory to its estimated fair value and the charge for in-process research and development have been excluded from the unaudited pro forma condensed statement of operations.

IDT PROPOSAL TWO FOR THE IDT SPECIAL MEETING

APPROVAL OF THE AMENDED AND RESTATED 2004 EQUITY PLAN

The IDT board of directors approved the IDT 2004 Equity Plan, or 2004 Plan, in July 2004, subject to stockholder approval which was obtained on September 16, 2004. IDT proposes to increase the number of shares reserved for issuance under the 2004 Plan by 17,000,000 shares to a new total of 19,500,000 shares. During the fiscal year ended April 3, 2005, no shares were granted to any IDT employees under the 2004 Plan. As of the date of this joint proxy statement/prospectus, options for no shares are outstanding under the 2004 Plan, and 2,500,000 shares remain available for future grant.

The 2004 Plan is not being amended in any respect other than to reflect the changes described above.

Vote Required

The affirmative vote of the majority of the IDT shares present in person or represented and entitled to vote at the IDT special meeting will be required to approve the proposed amendment and restatement of the 2004 Plan.

Purpose of Amendment

The purpose of this amendment to the 2004 Plan is to increase the available share reserve, because the number of shares currently available for issuance under the 2004 Plan is not sufficient to allow IDT to grant the replacement options to holders of ICS stock options who will be officers, directors or employees of IDT or any of its subsidiaries following the effective time of the merger, as contemplated in the merger agreement. Based on the number of ICS stock options outstanding as of July 1, 2005 and assuming that the average of the closing price of IDT common stock for the five consecutive trading days ending on the second trading day immediately prior to the effective time of the merger is the same as the closing price of IDT common stock as of July 1, 2005 and assuming that all ICS employees continue their employment with IDT following the merger, if this amendment is approved and the merger is consummated, approximately 16,455,305 options would be issued as replacement options under the 2004 Plan. For more information on the replacement options contemplated by the merger agreement see the section entitled “Replacement Option Grants” on page 105. In connection with the merger, IDT has also entered into post-merger employment agreements with certain employees of ICS, which agreements are not effective until the merger is consummated. IDT will issue an aggregate of 880,000 options under the 2004 Plan pursuant to these agreements, if the merger is consummated.

The approval of the amendment and restatement of the 2004 Plan by the IDT stockholders is not a condition to the consummation of the merger. If the IDT stockholders do not approve the amendment and restatement of the 2004 Plan but the stockholders of both companies approve the merger proposals, the merger can still be consummated in accordance with its terms, in which case the replacement stock options to be granted by IDT pursuant to the merger agreement would need to be granted by other means.

Recommendation

THE IDT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE IDT STOCKHOLDERS VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE 2004 PLAN.

Summary of 2004 Plan

Purpose of the 2004 Plan

The purpose of the 2004 Plan is to provide additional incentive for directors, employees and consultants to further the growth, development and financial success of IDT and its subsidiaries by personally benefiting through the ownership of IDT common stock or other rights which recognize such growth, development and financial success. The IDT board of directors also believes that the 2004 Plan will enable IDT to obtain and retain the services of directors, employees and consultants who are considered essential to IDT’s long-range success by offering them an opportunity to own stock and other rights that reflect IDT’s financial success.

Securities Subject to the 2004 Plan

The aggregate number of common shares reserved for issuance pursuant to options, restricted stock awards, stock appreciation rights, or SARs, performance awards, restricted stock unit awards, and stock-based awards will be equal to 2,500,000. If the amendment to the 2004 Equity Plan is approved, the additional 17,000,000 shares authorized for issuance thereunder will be reserved for issuance only pursuant to options. The additional 17,000,000 shares will not be available for issuance pursuant to non-option “full value” awards under the 2004 Equity Plan. The closing share price for IDT common stock on Nasdaq on July 1, 2005 was $10.76. The IDT board of directors or a committee of the board of directors appointed to administer the 2004 Plan will have the authority in its discretion to appropriately adjust: (1) the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted or awarded under the 2004 Plan; (2) the number and kind of shares of common stock (or other securities or property) subject to outstanding awards under the 2004 Plan; and (3) the grant or exercise price with respect to any award; if there is any stock dividend, stock split, recapitalization, or other subdivision, combination or reclassification of shares of common stock. The compensation committee of the IDT board of directors will be the administrator of the 2004 Plan unless the board of directors assumes authority for administration.

Shares subject to expired or canceled options or surrendered or repurchased shares of restricted stock will be available for future grant or sale under the 2004 Plan. Stock appreciation rights (“SARs”) granted under the 2004 Plan to be settled in shares of common stock are counted in full against the number of shares available for award under the 2004 Plan, regardless of the number of exercise gain shares issued upon settlement of the SAR. No shares may be optioned, granted or awarded under the 2004 Plan, if such action would cause an incentive stock option to fail to qualify as an “incentive stock option” under Section 422 of the Internal Revenue Code, or “Code.”

Awards Under the 2004 Plan

The 2004 Plan provides that the administrator may grant or issue stock options, restricted stock, SARs, performance awards, restricted stock units, and stock-based awards or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Nonqualified Stock Options (“NQSOs,”) will provide for the right to purchase common shares of IDT common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the satisfaction of individual or company performance criteria established by the administrator. NQSOs may be granted for any term specified by the administrator.

Incentive Stock Options (“ISOs”) will be designed to comply with the applicable provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of IDT common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within ten years after the date of grant. ISOs may be subsequently modified and such modification may disqualify them from treatment as ISOs. The total fair market value of shares with respect to which an ISO is first exercisable by an optionee during any calendar year cannot exceed $100,000. To the extent this limit is exceeded, the options granted in excess of $100,000 are NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of IDT’s classes of stock, or a “10% Owner”, the 2004 Plan provides that the exercise price must be at least 110% of the fair market value of a common share on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant.

Restricted stock may be sold to participants at various prices or granted with no purchase price, and may be made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be repurchased by IDT at the original purchase price if the conditions or restrictions of the sale or grant are not met. In general, restricted stock may not be sold, or otherwise hypothecated or transferred except to certain permitted transferees as set forth in the 2004 Plan, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of stock options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

SARs may be granted in connection with stock options or other awards, or separately. SARs granted by the administrator in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of IDT common stock over the exercise price of the related option or other awards. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2004 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. The administrator may elect to pay SARs in cash, in shares of IDT common stock, or in a combination of both. The 2004 Plan would also permit the administrator to cause outstanding options to be converted into SARs if this could be accomplished without adverse accounting treatment.

Performance Awards may be granted by the administrator to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant.

Generally, these awards will be based on specific performance criteria and may be paid in cash or in shares of common stock, or in a combination of both. Performance Awards may include “phantom” stock awards that provide for payments based upon increases in the price of IDT’s common stock over a predetermined period. Performance Awards to consultants and employees may also include bonuses granted by the administrator, which may be payable in cash or in shares of IDT common stock, or in a combination of both.

Restricted stock units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on performance criteria established by the administrator.

Stock-based awards may be authorized by the administrator in the form of IDT common stock or an option or other right to purchase IDT common stock and may, without limitation, be linked to the achievement of specific performance criteria.

The administrator may designate employees as participants whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such persons restricted stock, SARs, performance awards, restricted stock units and stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance goals as applicable to IDT or any subsidiary, division or operating unit:

•	net earnings (either before or after interest, taxes, depreciation and amortization);

•	economic value-added (as determined by the Committee);

•	sales or revenue;

•	net income (either before or after taxes);

•	operating earnings;

•	cash flow (including, but not limited to, operating cash flow and free cash flow);

•	cash flow return on capital;

•	return on net assets;

•	return on stockholders’ equity;

•	return on assets;

•	return on capital;

•	stockholder returns;

•	return on sales;

•	gross or net profit margin;

•	productivity;

•	expense;

•	margins;

•	operating efficiency;

•	customer satisfaction;

•	working capital;

•	earnings per share;

•	price per share of stock; and

•	market share.

The maximum number of shares which may be subject to options, stock purchase rights, SARs and other awards granted under the 2004 Plan to any individual in any fiscal year may not exceed 1,000,000 shares of IDT common stock. The maximum of cash payable to any participant in any calendar year pursuant to a performance award under the 2004 Plan is $1,000,000. The maximum number of shares which may be issued or transferred subject to “full value awards” under the 2004 Plan may not exceed 1,000,000 shares of IDT common stock. Under the 2004 Plan, a full value award means any Award other than an Option or SAR. The increase to the share reserve of the 2004 Plan, which is the subject to this Proposal 2, if approved, will not increase the maximum number of shares which may be issued or transferred subject to full value awards.

Grant and Terms of Awards

Employees and Consultants

The administrator will have the authority under the 2004 Plan to determine: (1) which employees, directors and consultants that should be granted awards; (2) the number of shares to be subject to awards granted to selected employees and consultants; and (3) the terms and conditions of the awards, including whether option grants are ISOs or NSOs and whether awards qualify as performance-based compensation.

The administrator may not grant an ISO under the 2004 Plan to any 10% Owner unless the stock option conforms to the applicable provisions of Section 422 of the Code. Only IDT’s employees may be granted ISOs under the 2004 Plan. Employees, consultants, and directors may receive all other awards under the 2004 Plan; however, awards made to non-employee directors will be granted as described in the paragraph below. Each award will be evidenced by a written or electronic agreement.

Independent Directors

The 2004 Plan provides for grants of options to any director that is a non-employee director, the terms and conditions of which are to be made pursuant to a written policy adopted by the IDT board of directors. The IDT board of directors has adopted a policy that non-employee directors will be eligible to receive grants under the 2004 Plan. Under this policy each non-employee director will receive an option to purchase 40,000 shares of IDT common stock upon the individual’s initial appointment to the board of directors, and an option to purchase

10,000 shares of IDT common stock at each annual stockholders meeting thereafter. In addition the chairman of the board of directors will receive an additional option to purchase 5,000 shares of common stock at each annual stockholders meeting during which such individual holds the position. The chairman of the audit committee will receive an additional option to purchase 4,000 shares of IDT common stock upon the individual’s initial appointment to the position and an additional option to purchase 1,000 shares of IDT common stock at each annual stockholders meeting thereafter, during which the individual holds the position. The shares subject to each non-employee director option grant, as described herein, will become vested, pursuant to the non-employee director’s continuous service with IDT, over four (4) years from the date of grant with 25% of the shares subject to each option vesting upon the one year anniversary of the date of grant, and the remaining shares vesting monthly for the 36 months thereafter. Each of the options granted to non-employee directors have a seven (7) year term, and will be granted at 100% of the fair market value.

Pricing

The exercise or purchase price, if any, for the awards granted under the 2004 Plan will be specified in each award agreement. The exercise price for options granted under the 2004 Plan will not be less than the fair market value for a common share subject to such option on the date the option is granted as specified in the 2004 Plan. In the case of ISOs granted to a 10% Owner, the exercise price may not be less than 110% of the fair market value of a common share subject to such option on the date the option is granted.

For purposes of the 2004 Plan, the fair market value of a common share as of a given date will be the closing trading price for a common share as reported by Nasdaq on the trading day immediately preceding the grant date.

Term of Awards

The term of any award granted under the 2004 Plan will be set by the Committee in its discretion; however, the term of options granted under the 2004 Plan will not be more than 10 years from the date or grant, or if such option is granted to a 10% Owner, five years from the date of the grant. Generally, an award granted to an employee, director or consultant may only be exercised or purchased while such person remains IDT’s employee, director or consultant, as applicable. However, the administrator may, in the written or electronic award agreement related to an award granted to an employee, director or consultant, provide that such outstanding award may be exercised subsequent to the termination of employment, directorship or the consulting relationship, except, in the case of ISOs as limited by the requirements of Section 422 of the Code.

Vesting of Awards

For awards granted to IDT’s employees and consultants, each award agreement will contain the period during which the right to exercise or purchase the award in whole or in part vests in the participant, or the period during which forfeiture restrictions upon such award lapse. At any time after the grant of an award, the administrator may accelerate the period during which such award vests or forfeiture restrictions laps. Generally, no portion of an award which is unexercisable at a participant’s termination of employment or termination of consulting relationship will subsequently become exercisable, except as may be otherwise provided by the administrator either in the agreement or by action following the grant of the award.

Exercise of Options/Purchase of Awards

An option may be exercised for any vested portion of the shares subject to the option until the option expires. Only whole common shares may be purchased. An option may be exercised by delivering to IDT’s corporate secretary a written notice of exercise on a form provided by IDT, together with full cash payment for the shares in the form of cash or a check payable to IDT in the amount of the aggregate option exercise price. However, the administrator may in its discretion and subject to applicable laws, allow payment through the delivery of common shares which have been owned by the optionee for at least six months, allow payment through the delivery of property of any kind which constitutes good and valuable consideration, or allow an optionee to place a market sell order with a broker with respect to common shares then issuable on exercise of the option, directing the broker to pay a sufficient portion of the net proceeds of the sale to IDT in satisfaction of the option exercise price.

Restricted stock and other stock-based awards may be purchased by participants at various prices or granted with no purchase price, subject to such restrictions as may be determined by the administrator.

SARs may be exercisable as determined by the administrator and may be exercised in cash or common shares, or a combination thereof, as determined by the administrator. In the event SARs are exercised using common shares, the restrictions described above for the exercise of options using common shares will apply.

Eligibility

IDT’s employees, consultants and directors are eligible to receive awards under the 2004 Plan. As of July 1, 2005, IDT had approximately 2,500 employees and consultants, and IDT currently has six directors, five of whom are independent directors. Following the completion of the merger, IDT will have nine directors. The administrator determines which of IDT’s employees, consultants and directors will be granted awards, except that in the case of the granting of options and restricted stock to non-employee directors, such determinations are made by the compensation committee of the IDT board of directors, or any successor committee thereto. No employee or consultant is entitled to participate in the 2004 Plan as a matter of right nor does any such participation constitute assurance of continued employment. Only those employees and consultants who are selected to receive grants by the administrator may participate in the 2004 Plan.

Administration of the 2004 Plan

The compensation committee of the IDT board of directors will be the administrator of the 2004 Plan unless the board of directors assumes authority for administration. The compensation committee must consist solely of two or more non-employee directors. The administrator has the power to: (1) construe and interpret the terms of the 2004 Plan and awards granted pursuant to the 2004 Plan; (2) adopt rules for the administration, interpretation and application of the 2004 Plan that are consistent with the 2004 Plan; and (3) interpret, amend or revoke any of the newly adopted rules of the 2004 Plan.

Transferability of Awards

Awards generally may not be sold, pledged, transferred, or disposed of in any manner other than pursuant to certain court orders with the administrator’s consent or by will or by the laws of descent and distribution and may be exercised, during the lifetime of the holder, only by the holder or such transferees to whom they have been transferred pursuant to court order with the administrator’s consent. Under no circumstances may an award be transferred to a third party for consideration.

Amendment and Termination of the 2004 Plan

The IDT board of directors may not, without stockholder approval given before or after the board of directors’s action, amend the 2004 Plan to increase the number of shares of stock that may be issued under the 2004 Plan.

The IDT board of directors may terminate the 2004 Plan at any time. The 2004 Plan will be in effect until terminated by the board. However, in no event may any Award be granted under the 2004 Plan after July 14, 2014. Except as indicated above, the board of directors may also modify the 2004 Plan from time to time.

Federal Income Tax Consequences Associated With the 2004 Plan

The following is a general summary under current law of the material federal income tax consequences to participants in the 2004 Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder’s personal investment circumstances. This summarized tax information is not tax advice.

Non-Qualified Stock Options

For federal income tax purposes, if an optionee is granted NQSOs under the 2004 Plan, the optionee will not have taxable income on the grant of the option, nor will IDT be entitled to any deduction. Generally, on exercise of NQSOs the optionee will recognize ordinary income, and IDT will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of a common share on the date each such option is exercised. The optionee’s basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options

There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an “item of adjustment” for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to IDT, unless the optionee disposes of the shares (1) within two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option’s exercise will be taxed at ordinary income rates, and IDT will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered income for alternative minimum tax purposes. Otherwise, if the optionee sells or otherwise disposes of the shares before the end of the two-year and one-year periods specified above, the maximum amount that will be included as alternative minimum tax income is the gain, if any, the optionee recognizes on the disposition of the shares.

An ISO exercised more than three months after an optionee terminates employment, other than by reason of death or disability, will be taxed as a NQSO, and the optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. IDT will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Stock Appreciation Rights

No taxable income is generally recognized upon the receipt of a SAR, but upon exercise of the SAR the fair market value of the shares (or cash in lieu of shares) received generally will be taxable as ordinary income to the recipient in the year of such exercise. IDT generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Restricted Stock and Restricted Stock Units

An employee to whom restricted stock or restricted stock units are issued generally will not recognize taxable income upon such issuance and IDT generally will not then be entitled to a deduction unless, with respect to restricted stock, an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income and IDT generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and IDT will be entitled to a deduction for the same amount. Similarly, when restricted stock units vest and stock is issued to the participant, the participant generally will recognize ordinary income and IDT generally will be entitled to a deduction for the amount equal to the fair market value of the shares at the date of issuance. A Section 83(b) election is not permitted with regard to the grant of restricted stock units.

Performance Awards

A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and IDT will not be entitled to a deduction at that time. When an award is paid, whether in cash or common shares, the participant generally will recognize ordinary income, and IDT will be entitled to a corresponding deduction.

Stock-Based Awards

A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and IDT generally will be entitled to a deduction for the same amount.

Section 162(m) of the Code

In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” as provided for by the Code and established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Performance or incentive awards granted under the 2004 Plan may qualify as “qualified performance-based compensation” for purposes of Section 162(m) if such awards are granted or vest upon the pre-established objective performance goals described above.

IDT has attempted to structure the 2004 Plan in such a manner that the compensation committee can determine the terms and conditions of stock options, SARs and performance and incentive awards granted thereunder such that remuneration attributable to such awards will not be subject to the $1,000,000 limitation of Section 162(m). IDT has not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

New Plan Benefits

The following table provides information regarding the awards that are currently anticipated to be granted under the 2004 Plan to directors and executive officers of IDT.

2004 Equity Plan

Name and Position	Dollar Value($)(1)	Number of Shares Subject to Awards(2)
Hock E. Tan	$10,518,879	977,591
All Executive Officers as a Group	10,518,879	977,591
All Non-Executive Directors as a Group	3,737,884	347,387
All Non-Executive Officer Employees as a Group	176,487,392	16,402,174

(1)	Value is based on the market price of IDT common stock as of July 1, 2005 and does not take into account any applicable exercise prices.

(2)	Includes, as applicable, (i) the number of options to purchase IDT common stock to be granted to individuals pursuant to the post-merger employment agreements, as contemplated by the merger agreement and (ii) the number of options to purchase IDT common stock granted in replacement of certain options to purchase ICS common stock, as described on page 105, which amount assumes the replacement of all applicable options to purchase ICS common stock outstanding at July 1, 2005 based on the assumption that the average closing price for IDT common stock for the five consecutive trading days ending on the second trading day prior to the effective time of the merger would be equal to the closing price of the IDT common stock as of July 1, 2005 of $10.76 per share.

THE IDT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” IDT PROPOSAL TWO.

OTHER INFORMATION RELATED TO IDT AND ICS

DIRECTORS OF IDT FOLLOWING COMPLETION OF THE MERGER

Prior to the completion of the merger, IDT will use its best efforts to increase the size of its board of directors to nine members. IDT will designate five of the directors who will serve on the IDT board of directors as of the effective time of the merger. ICS will designate four of the directors who will serve on the IDT board of directors as of the effective time of the merger. The chairman of the IDT board of directors as of the effective time of the merger will be Hock E. Tan, the current President and Chief Executive Officer of ICS.

The names of directors of IDT who are expected to serve on the IDT board of directors as of the effective time, and certain information about them, as of July 1, 2005, are set forth below:

Name	Age	Position with IDT	Director Since

Class I Directors—Term expiring at the 2006 Annual Meeting:

Gregory S. Lang	42	President and Chief Executive Officer	2003

John Howard(1),(2)	52	Director	*

Nam P. Suh, Ph.D.(3),(4)	69	Director	*

Class II Directors—Term expiring at the 2007 Annual Meeting:

John C. Bolger(1),(4)	58	Director	1993

John Schofield(2),(4)	56	Director	2001

Hock E. Tan	53	Chairman of the Board of Directors	*

Class III Directors—Term expiring at the 2008 Annual Meeting:

Lewis C. Eggebrecht	61	Director	*

Ken Kannappan(2),(3)	45	Director	2000

Ron Smith, Ph.D.(1),(3)	54	Director	2004

*	Currently a member of the ICS board of directors

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

(4)	Member of the governance committee

Gregory S. Lang joined IDT as President in October 2001. Mr. Lang became Chief Executive Officer and was appointed to the IDT board of directors in January 2003. Prior to joining IDT, Mr. Lang held various management positions at Intel Corporation, most recently as Vice President and General Manager of the Platform Networking Group from September 1996 to October 2001.

John C. Bolger has been a director of IDT since 1993. For the past ten years, Mr. Bolger has been a private investor and is a retired Vice President of Finance and Administration of Cisco Systems, Inc. Mr. Bolger also serves as a director for Mission West Properties, Inc., Cogent Systems, Inc., Wind River Systems, Inc., and Micromuse, Inc.

Lewis C. Eggebrecht has been a director of ICS since May 2003. Mr. Eggebrecht served as Vice President and Chief Scientist of ICS from 1998 through May 30, 2003 and possesses over 30 years of experience in the integrated circuit and personal computer industries. Prior to his employment with ICS, Mr. Eggebrecht was Chief Architect for the Multimedia Products Group at Philips Semiconductor from 1996 to 1998 and was a senior engineer at S3 in 1996. Mr. Eggebrecht also held senior engineering positions at Commodore International, Franklin Computer and IBM. Mr. Eggebrecht holds numerous patents and industry awards and has authored over 25 articles for a variety of technical publications. Mr. Eggebrecht holds a B.S.E.E. degree from the Michigan Technological University and has accomplished advanced degree work at the University of Minnesota.

John D. Howard has been a director of ICS since the recapitalization of ICS in May 1999. Mr. Howard joined Bear Stearns in March of 1997 and is a Senior Managing Director and Chief Executive Officer of Merchant Banking. From 1990 to 1997, he was co-Chief Executive Officer of Vestar Capital Partners Inc., a private investment firm specializing in management buyouts. In addition, Mr. Howard was a Senior Vice President and partner of Wesray Capital Corporation, a private equity sponsor specializing in leveraged buyouts, from 1985 to 1990. Mr. Howard currently serves on the Board of Directors of Aeropostale, Inc., Nice-Pak Holdings Inc., and Lerner New York.

Ken Kannappan has been a director of IDT since December 2000. Mr. Kannappan has served as President of Plantronics, Inc. since 1998, and was named its Chief Executive Officer in 1999. Prior to becoming its President, Mr. Kannappan held various positions with Plantronics since 1995. Mr. Kannappan also serves as a director for Plantronics and Mattson Technology, Inc.

John Schofield has been a director of IDT since April 2001. Mr. Schofield served as the Chief Executive Officer and President of Advanced Fibre Communications, Inc. (AFC) from 1999 up until the completion of the acquisition of AFC by Tellabs, Inc. on November 30, 2004, at which time AFC became the Access Division of Tellabs. Mr. Schofield also served as a director for Advanced Fibre Communications and in October 2001, he was elected to the position of Chairman of the Board of Directors of Advanced Fibre Communications. In January 2005, Mr. Schofield retired from Tellabs and is now a private investor.

Ron Smith, Ph.D. has been a director of IDT since March 2004. Dr. Smith recently retired from Intel Corporation, where he last served as Senior Vice President and General Manager of the Wireless Communications and Computing Group. Prior to this role, Dr. Smith held various senior executive positions during his 26-year tenure at Intel. Dr. Smith also serves as a director for Arcsoft, Inc. and RagingWire Enterprise Solutions, Inc.

Nam P. Suh, Ph.D. has been a director of ICS since November, 2000. Dr. Suh is currently The Ralph E. and Eloise F. Cross Professor and Director at the Park Center for Complex Systems (formerly The Manufacturing Institute) at the Massachusetts Institute of Technology (“MIT”). Dr. Suh has been with the MIT faculty since 1970 and during this time, he served as the Head of the Department of Mechanical Engineering from 1991 to 2001. He was also the Founding Director of the MIT Laboratory for Manufacturing and Productivity, founder and Director of the MIT-Industry Polymer Processing Program, head of the Mechanics and Material Division of the Mechanical Engineering department, and a member of the Engineering Council of MIT. Between 1984 and 1988, he was appointed by President Ronald Reagan as Assistant Director for Engineering of the National Science Foundation, for which he received the Foundation’s Distinguished Service Award. Dr. Suh holds a B.S. and M.S. from MIT, and has received a Ph.D. from Carnegie Mellon University. Dr. Suh currently serves on the Board of Directors of Tribotek, Inc., ParkerVision, Inc., Axiomatic Design Software, Inc., and Therma Wave, Inc.

Hock E. Tan began serving as President and Chief Executive Officer and as a Director of ICS after the recapitalization of ICS in May 1999. Mr. Tan joined ICS in August 1994 and was appointed as Senior Vice President and Chief Financial Officer in February 1995. In April 1996, Mr. Tan was appointed to the additional position of Chief Operating Officer. Before joining ICS, Mr. Tan was Vice President of Finance of Commodore International, Ltd. from 1992 to 1994. Mr. Tan has served as Managing Director of Pacven Investment, Ltd. from 1988 to 1992 and was Managing Director of Hume Industries (M) Ltd. from 1983 to 1988. His career also includes senior financial positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan holds an M.B.A. from Harvard Business School and an M.S./B.S. in Mechanical Engineering from Massachusetts Institute of Technology.

IDT Committees Following the Completion of the Merger

The board of directors of IDT has a compensation committee, an audit committee, a nominating committee and a governance committee.

Compensation Committee

IDT’s compensation committee is expected to consist of Messrs. Howard, Kannappan and Schofield, each of whom is “independent” as defined in the rules of the listing standards of the National Association of Securities Dealers, or NASD. IDT’s compensation committee operates under a written charter adopted by the board that is available on IDT’s website at www.idt.com. In consultation with management and the board, the compensation committee designs, recommends to the board for approval and evaluates the compensation plans, policies and programs of IDT. The compensation committee ensures that compensation programs are designed to encourage high performance, promote accountability and assure that employee interests are aligned with the interests of IDT’s stockholders. The compensation committee determines the salaries and incentive compensation for executive officers, including the Chief Executive Officer and key personnel, and administers IDT’s stock option plans, including determining the number of shares underlying options to be granted to each employee and the terms of such options.

Audit Committee

IDT’s audit committee is expected to consist of Messrs. Bolger and Howard and Dr. Smith, each of whom is “independent” as defined in the rules of the listing standards of NASD. Mr. Bolger is expected to serve as the Chair of the audit committee and satisfies the “audit committee financial expert” designation in accordance with applicable Securities and Exchange Commission and NASD rules. The audit committee operates under a written charter adopted by the board that is available on IDT’s website at www.idt.com. The audit committee engages IDT’s independent accountants and is primarily responsible for approving the services performed by IDT’s independent accountants and for reviewing and evaluating IDT’s accounting practices and its systems of internal controls. The audit committee meets privately with IDT’s independent accountants, who have direct access to the audit committee at any time.

Nominating Committee

IDT’s nominating committee is expected to consist of Messrs. Bolger and Schofield and Dr. Suh, each of whom is “independent” as defined in the rules of the listing standards of NASD. The nominating committee operates under a written charter adopted by the board that is available on IDT’s website at www.idt.com. The nominating committee identifies and recommends individuals qualified to serve on the board. In evaluating candidates to determine if they are qualified to become board members, the nominating committee looks for the following attributes, among others determined by the nominating committee in its discretion to be consistent with IDT’s guidelines: personal and professional character, integrity, ethics and values; experience in IDT’s industry and with relevant social policy concerns; general business experience and leadership profile, including experience in corporate management and corporate governance, such as serving as an officer or former officer of a publicly held company, or experience as a board member of another publicly held company; academic expertise in an area of IDT’s operations; communication and interpersonal skills and practical and mature business judgment. Although the nominating committee uses these and other criteria to evaluate potential nominees, there are no stated minimum criteria for nominees.

Governance Committee

IDT’s governance committee is expected to consist of Mr. Kannappan, Dr. Smith and Dr. Suh, each of whom is “independent” as defined in the rules of the listing standards of NASD. The governance committee operates under a written charter adopted by the board that is available on IDT’s website at www.idt.com. The governance committee evaluates and recommends the adoption or amendment of corporate governance guidelines and principles applicable to IDT.

EXECUTIVE OFFICERS OF IDT PRIOR TO COMPLETION OF THE MERGER

The names of the individuals who currently serve as executive officers of IDT, and certain information about them, as of July 1, 2005, are set forth below:

Name	Age	Position
Gregory S. Lang*	42	President and Chief Executive Officer
Phil Bourekas	41	Vice President, Worldwide Marketing
Thomas Brenner	42	Vice President, Flow Control Management Division
Julian Hawkins	40	Vice President, Worldwide Sales
Clyde Hosein	45	Vice President, Chief Financial Officer
Mike Hunter	53	Vice President, Worldwide Manufacturing
Jimmy Lee	52	Vice President, Timing Solutions and Telecom Divisions
Chuen-Der Lien	49	Vice President, Chief Technical Officer, Circuit and Process Design
Michael Miller	49	Vice President, Chief Technology Officer, Systems Technology
Mario Montana	43	General Manager, Serial Switching Division
Scott Sarnikowski	44	Vice President and Co-General Manager, IP Co-Processors Division
Christopher P. Schott	54	Vice President and Co-General Manager, IP Co-Processors and SRAM Divisions

*	Biographical information appears above under the heading “Directors of IDT Following Completion of the Merger”.

Phil Bourekas has been with IDT since 1988. Mr. Bourekas was appointed to his current position in July 2004. Mr. Bourekas was the Vice President of the Internetworking Products Division from February 2000 until July 2004. Mr. Bourekas was the Vice President of Strategic Marketing from August 1999 until February 2000. Prior to August 1999, Mr. Bourekas held various engineering, strategic marketing and management positions at IDT.

Thomas Brenner joined IDT in October 2002 as Vice President of Worldwide Marketing and became Vice President, Flow Control Management Division in November 2003. Prior to joining IDT, Mr. Brenner spent five years at LSI Logic and was the vice president and general manager of the networking ASIC division.

Julian Hawkins joined IDT in July 2004. Mr. Hawkins has held several senior management positions for companies in the networking and semiconductor industries. Mr. Hawkins joined IDT from Infineon Technologies, Inc., where he spent three years as vice president of sales for North America. In addition, Mr. Hawkins’ prior industry experience includes eight years at Samsung Semiconductor Inc., where Mr. Hawkins held various management positions, including vice president of marketing for memory and flat panel LCD sales in the Americas.

Clyde Hosein joined IDT in March 2003 as Vice President and Chief Financial Officer. From 2001 to 2003, Mr. Hosein was the senior vice president, finance & administration and chief financial officer for Advanced Interconnect Technologies. From 1997 to 2001, Mr. Hosein held various management positions at Candescent Technologies Corporation including Vice President and Chief Financial Officer. Prior to Candescent, Mr. Hosein held various management positions during his 14-year career at IBM.

Mike Hunter has been with IDT since 1996 and was appointed Vice President, Worldwide Manufacturing in February 1998. Prior to joining IDT, Mr. Hunter held management positions at Chartered Semiconductor Manufacturing Ltd., Fujitsu Personal Systems, Fairchild Semiconductor and Texas Instruments Incorporated.

Jimmy Lee joined IDT in 1984. He was appointed to his current position in August 1999. His previous positions at IDT included Vice President of the FIFO Products Division from 1996 to 1999. Prior to joining IDT, Mr. Lee held a management position at Intel Corp.

Chuen Der Lien joined IDT in 1987 and was appointed to his current position in 1996. Prior to joining IDT, he held engineering positions at Digital Equipment Corporation and AMD.

Michael Miller has been with IDT since 1985 and was appointed to his current position in August 2002. His previous positions at IDT were engineering management positions in the areas of software, applications and product definition.

Mr. Montana has been with the company since August 1997 and was promoted to general manager for the serial-switching division in May 2005. His previous positions at IDT include director of serial-switching division, director of strategic marketing and product line director for the telecommunications, FIFO, logic and timing divisions.

Scott Sarnikowski joined IDT in March 2003 as Vice President and Co-General Manager of the IP Co-Processor Division. Prior to joining IDT, Mr. Sarnikowski was the vice president of marketing for Raza Foundries, Inc. from August 2000 to June 2002. Mr. Sarnikowski also held the position of vice president of marketing for Internet Dynamics, Inc. (purchased by RedCreek Networks) during 2000. From 1997 to 2000, Mr. Sarnikowski held various management positions with ADC Telecommunications.

Christopher Schott has been with IDT since 1981. Mr. Schott was promoted to Vice President, Multiport Products, in 1989. He assumed his current position in December 2000.

Post-Merger Employment Contracts with ICS Executives

In June 2005, Hock E. Tan entered into an agreement with IDT to act as Chairman of the IDT board of directors, which agreement is effective following the merger. Mr. Tan will serve as Chairman of the IDT board of directors for the two-year term of this agreement. Mr. Tan will also serve as an executive officer of IDT. During the first year of Mr. Tan’s employment, his primary responsibility will be to manage the transition and integration of ICS’s business and operations with the business and operations of IDT. Mr. Tan’s base salary pursuant to such agreement is $325,000 per year, Mr. Tan is eligible to earn an annual bonus of up to 75% of his base salary based upon his achievement of certain individual, unit and Corporation-wide performance targets pursuant to IDT’s Incentive Compensation Plan and Mr. Tan is eligible to receive an option to purchase 200,000 shares of IDT common stock, in addition to the first and second replacement grants of options to purchase IDT common stock which will be granted for each of his ICS options which will be cancelled pursuant to the terms of the merger agreement, similar to all ICS optionees. This third stock option grant will vest, pursuant to Mr. Tan’s continued service with IDT, in two (2) equal annual installments upon Mr. Tan’s first and second anniversaries of his commencement of employment with IDT. Mr. Tan’s employment may terminated without Cause by IDT, provided such termination is approved by no less than 75% of the members of the Board or by Mr. Tan for Good Reason (as such capitalized terms are defined by his employment agreement). In the event of such a termination without Cause, or resignation for Good Reason, IDT is required, upon Mr. Tan’s signing and not revoking a release of all claims against IDT, to make severance payments to Mr. Tan in the amount of 100% of his base salary, continue to pay health benefit premiums for Mr. Tan and his family for a maximum of twelve months and provide twelve months of accelerated vesting of his outstanding stock options.

In June 2005, Dinh Bui entered into an agreement with IDT to act as IDT’s Vice President, Frequency Timing Group, which agreement is effective following the merger. Mr. Bui will serve as Vice President of IDT for the two (2)-year term of this agreement. Mr. Bui’s base salary pursuant to such agreement is $251,538 per year, Mr. Bui is eligible to earn an annual bonus of up to 30% of his base salary based upon his achievement of certain individual, unit and corporation-wide performance targets pursuant to IDT’s Incentive Compensation

Plan and Mr. Bui is eligible to receive an option to purchase 100,000 shares of IDT common stock, in addition to the first and second replacement grants of options to purchase IDT common stock which will be granted for each of his ICS options which will be cancelled pursuant to the terms of the merger agreement, similar to all ICS optionees. This third stock option grant will vest, pursuant to Mr. Bui’s continued service with IDT, in three (3) substantially equal annual installments upon Mr. Bui’s second, third and fourth anniversaries of his commencement of employment with IDT. Mr. Bui’s employment may terminated without Cause by IDT, or by Mr. Bui for Good Reason (as such capitalized terms are defined in his employment agreement). In the event of such a termination without Cause, or resignation for Good Reason, IDT is required, upon Mr. Bui’s signing and not revoking a release of all claims against IDT, to make severance payments to Mr. Bui in the amount of 100% of his base salary, continue to pay health benefit premiums for Mr. Bui and his family for a maximum of twelve months and provide twelve months of accelerated vesting of his outstanding stock options.

In June 2005, Randall Fredrick entered into an agreement with IDT to act as IDT’s Vice President of Video, which agreement is effective following the merger. Mr. Fredrick will serve as Vice President of Video of IDT for the two (2)-year term of this agreement. Mr. Fredrick’s base salary pursuant to such agreement is $244,419 per year, Mr. Fredrick is eligible to earn an annual bonus of up to 30% of his base salary based upon his achievement of certain individual, unit and corporation-wide performance targets pursuant to IDT’s Incentive Compensation Plan and Mr. Fredrick is eligible to receive an option to purchase 100,000 shares of IDT common stock, in addition to the first and second replacement grants of options to purchase IDT common stock which will be granted for each of his ICS options which will be cancelled pursuant to the terms of the merger agreement, similar to all ICS optionees. This third stock option grant will vest, pursuant to Mr. Fredrick’s continued service with IDT, in three (3) substantially equal annual installments upon Mr. Fredrick’s second, third and fourth anniversaries of his commencement of employment with IDT. Mr. Fredrick’s employment may terminated without Cause by IDT, or by Mr. Fredrick for Good Reason (as such capitalized terms are defined in his employment agreement). In the event of such a termination without Cause, or resignation for Good Reason, IDT is required, upon Mr. Fredrick’s signing and not revoking a release of all claims against IDT, to make severance payments to Mr. Fredrick in the amount of 100% of his base salary, continue health benefits for Mr. Fredrick and his family for a maximum of twelve months and provide twelve months of accelerated vesting of his outstanding stock options.

EXECUTIVE OFFICERS OF ICS PRIOR TO COMPLETION OF THE MERGER

The names of the individuals who currently serve as executive officers of ICS, and certain information about them, as of July 1, 2005, are set forth below:

Name	Age	Position
Hock E. Tan*	53	Chief Executive Officer, President and Director
Justine F. Lien	43	Vice President and Chief Financial Officer
Dinh N. Bui	52	Vice President, Frequency Timing Group
Randall R. Frederick	50	Vice President, Video Business

*	Biographical information appears above under the heading “Directors of IDT Following Completion of the Merger”.

Dinh N. Bui joined ICS in May 1999 as Vice President of the Frequency Timing Group Business Unit. He was elected as an executive officer in July 2003. Prior to joining ICS, he was President and CEO of Phaselink Labs, the company he founded in 1991. From 1981 to 1991 he was at International Microcircuits, Inc., (IMI), where he provided special analog expertise for custom low power, communication and timing devices and managed development of timing devices for personal computers. Mr. Bui received an M.S.E.E. degree in Electrical Engineering from Catholic University of Leuven in Belgium in 1977.

Randall R. Frederick joined ICS in March 2000 as Director of Marketing. In October 2000, he was appointed Vice President, MicroClock Business Unit and was elected as an executive officer in July 2003. He was appointed to be the Vice President of the Video Business Unit in July 2004. Before joining ICS, Mr. Frederick was Vice President of Engineering and Marketing at International Microcircuits, Inc., (IMI), from 1998-2000. Prior to IMI, he held both Director and Vice President positions for the Logic division at Integrated Device Technology (IDT). He was with IDT from 1989-1998. Mr. Frederick has also been in product development and marketing at Fairchild Semiconductor, Inova Microsystems and Philips Semiconductor. Mr. Frederick has a B.S. in Electrical Engineering from the University of California at Davis and a MBA from California State University at San Jose. Mr. Frederick currently has over 25 years experience in the integrated circuits industry.

Justine F. Lien was appointed Chief Financial Officer after the recapitalization of ICS in May 1999 and has been with ICS since 1993. She has held titles including Director of Finance and Administration and Assistant Treasurer. Prior to joining ICS, Ms. Lien was employed by Smith Industries in various finance capacities. Ms. Lien holds a B.A. degree in Accounting from Immaculata College and is a Certified Management Accountant.

IDT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of July 1, 2005, with respect to the beneficial ownership of IDT common stock by: (a) each stockholder known by IDT to be the beneficial owner of more than five percent of the aggregate outstanding IDT common stock; (b) each director and nominee; (c) each IDT Named Executive Officer (as set forth below); and (d) all current officers and directors as a group. As of July 1, 2005, IDT had 107,072,517 shares of common stock outstanding.

Security Ownership of IDT Prior to the Completion of the Merger

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Beneficial Ownership(1)
5% Stockholders
FMR Corp.(2) 82 Deronshire Street Boston, MA 02109	9,471,965	8.8%
Barclays Global Investors, N.A.(3) 45 Freemont Street San Francisco, CA 94105	6,955,016	6.5
Mac-Per-Wolf Company(4) 310 S. Michigan Ave., Suite 2600 Chicago, IL 60604	5,644,672	5.3

Non-Employee Directors
Ken Kannappan(5)	63,582	*
John C. Bolger(6)	81,790	*
Dave Roberson(7)	16,833	*
John Schofield(8)	62,082	*
Ron Smith(9)	15,666	*

Named Executive Officers
Gregory S. Lang(10)	920,209	*
Chuen-Der Lien(11)	332,885	*
Mike Hunter(12)	415,034	*
Jimmy J.M. Lee(13)	345,037	*
Clyde R. Hosein(14)	252,144	*
Daryn Lau(15)	20,857	*

All current Executive Officers and Directors as a Group (18 persons)(16)	3,798,888	3.4

*	Represents less than 1% of the issued and outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of July 1, 2005, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to IDT’s knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is IDT’s address at 6024 Silver Creek Valley Road, San Jose, CA 95138.

(2)	Based solely on an amended Schedule 13G filed on February 14, 2005 with the Securities and Exchange Commission.

(3)	Based solely on a Schedule 13G filed on February 14, 2005 with the Securities and Exchange Commission.

(4)	Based solely on a Schedule 13G filed on January 31, 2005 with the Securities and Exchange Commission.

(5)	Represents 1,500 shares beneficially owned by Mr. Kannappan and 62,082 shares subject to options exercisable within 60 days of July 1, 2005.

(6)	Includes 81,790 shares subject to options exercisable within 60 days of July 1, 2005.

(7)	Represents 1,000 shares beneficially owned by Mr. Roberson and 15,833 shares subject to options exercisable within 60 days of July 1, 2005.

(8)	Includes 62,082 shares subject to options exercisable within 60 days of July 1, 2005.

(9)	Represents 1,500 shares beneficially owned by Mr. Smith and 14,166 shares subject to options exercisable within 60 days of July 1, 2005.

(10)	Represents 2,907 shares beneficially owned by Mr. Lang and 917,302 shares subject to options exercisable within 60 days of July 1, 2005.

(11)	Represents 5,888 shares beneficially owned by Mr. Lien, 2,700 shares held of record by Mr. Lien’s son and 324,297 shares subject to options exercisable within 60 days of July 1, 2005.

(12)	Represents 3,574 shares beneficially owned by Mr. Hunter and 411,460 shares subject to options exercisable within 60 days of July 1, 2005.

(13)	Represents 20,173 shares beneficially owned by Mr. Lee and 324,864 shares subject to options exercisable within 60 days of July 1, 2005.

(14)	Represents 4,334 shares beneficially owned by Mr. Hosein and 247,810 shares subject to options exercisable within 60 days of July 1, 2005.

(15)	Represents 857 shares beneficially owned by Mr. Lau and 20,000 shares subject to options exercisable within 60 days of July 1, 2005.

(16)	Includes the shares described in notes 5-15, and an additional 11,000 shares beneficially owned and 1,261,769 shares subject to options exercisable within 60 days of July 1, 2005 held by executive officers not listed in the table.

ICS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of ICS common stock prior to the completion of the merger by: (i) each person who is known by ICS to be the beneficial owner of more than 5% of the aggregate outstanding ICS voting securities and (ii) each of ICS’s directors and executive officers and all of the directors and executive officers as a group, in each case as of July 1, 2005, except as otherwise disclosed. As of July 1, 2005, ICS had 70,194,776 shares of common stock outstanding. Unless otherwise noted, to ICS’s knowledge, each of the following stockholders has sole voting and investment power as to the shares shown:

Security Ownership of ICS Prior to the Completion of the Merger

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)
	Number	Percent
Principal Stockholders:
Capital Research & Management(2) 333 South Hope Street 55th Floor Los Angeles, CA 90071	5,260,000	7.5%
T. Rowe Price Associates, Inc.(3) 100 East Pratt Street Baltimore, MD 21202	4,996,100	7.1%
Massachusetts Financial Services Company(4) 500 Boylston Street Boston, MA 02116	4,943,490	7.0%
Franklin Resources(5) One Franklin Parkway San Mateo, CA 94403	3,929,200	5.6%
Wasatch Advisors, Inc. 150 Social Hall Avenue Suite 400 Salt Lake City, UT 84111	3,850,028	5.5%

Directors and Executive Officers:
Hock E. Tan(6)	300,208	**
Justine F. Lien(7)	271,481	**
Dinh N. Bui(8)	207,296	**
Randall R. Frederick(9)	248,078	**
Lewis C. Eggebrecht(10)	111,721	**
Dr. Nam P. Suh(11)	8,000	**
John D. Howard(12)	83,401	**
Henry I. Boreen(13)	8,000	**
David Dominik(14)	8,000	**
Michael A. Krupka(15)	8,215	**
Directors and Executive Officers as a group (10 persons)	1,254,400	1.8%

**	Represents less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of July 1, 2005, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

Except as indicated by footnote, and subject to the community property laws where applicable, to ICS’s knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is ICS’s address at 2435 Boulevard of the Generals, Norristown, PA 19043.

(2)	Information about shares owned by Capital Research and Management Company (“Capital Research”) was obtained from a Schedule 13G filed with the SEC on February 14, 2005. The information reported is as of December 31, 2004. Capital Research, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 5,260,000 shares or 7.5% of the 70,294,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research, is the beneficial owner of 4,110,000 shares of 4.8% of the 70,294,000 shares of Common Stock believed to be outstanding.

(3)	Information about shares owned by T. Rowe Price Associates, Inc. was obtained from a Schedule 13G filed with the SEC on February 14, 2005. The information reported is as of December 31, 2004.

(4)	Information about shares owned by Massachusetts Financial Services Company was obtained from a Schedule 13G filed with the SEC on February 14, 2005. The information reported is as of December 31, 2004.

(5)	Information about shares owned by Franklin Resources, Inc. (“FRI”) was obtained from an amended Schedule 13G filed with the SEC on February 14, 2005. The information reported is as of December 31, 2004. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI. FRI and the Principal Stockholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries.

(6)	Includes 300,208 shares of common stock issuable upon exercise of options. During the fiscal year ended July 2, 2005, Mr. Tan exercised a total of 50,000 options to purchase shares of ICS common stock at an exercise price of $1.753 per share. Mr. Tan’s net compensation in connection with this exercise was $1,037,290.

(7)	Includes 119,000 shares of common stock issuable upon exercise of options.

(8)	Includes 207,296 shares of common stock issuable upon exercise of options.

(9)	Includes 243,856 shares of common stock issuable upon exercise of options.

(10)	Includes 8,000 shares of common stock issuable upon exercise of options, and 103,721 shares of common stock held by the Lewis C. and Rebecca J. Eggebrecht Living Trust, of which Mr. Eggebrecht is a Trustee.

(11)	Includes 8,000 shares of common stock issuable upon exercise of options.

(12)	Includes 8,000 shares of common stock issuable upon exercise of options.

(13)	Includes 8,000 shares of common stock issuable upon exercise of options.

(14)	Includes 8,000 shares of common stock issuable upon exercise of options.

(15)	Includes 8,000 shares of common stock issuable upon exercise of options.

IDT COMPENSATION PRIOR TO THE COMPLETION OF THE MERGER

IDT Director Compensation

Members of the IDT board of directors who are not also officers or employees of IDT are currently paid an annual retainer in the amount of $20,000 per fiscal year, $2,500 per quarterly board meeting attended and $1,000 per additional board meeting attended (excluding telephone meetings). Audit committee members receive $1,000 per committee meeting attended (excluding telephone meetings) and the Chair of the audit committee receives an annual retainer of $2,500 per fiscal year. Other committee members receive $500 per committee meeting attended (excluding telephone meetings) if not conducted on the same day as a board meeting.

Each non-employee director is initially granted an option to purchase 40,000 shares of IDT’s common stock on the date of such non-employee director’s first election or appointment to the board. In addition, a non-employee director who chairs the audit committee of the board of directors is granted an option to purchase 4,000 shares of IDT’s common stock on the date of such non-employee director’s first election or appointment as Chair of the audit committee. Initial grants which have been granted in or prior to fiscal 1999 vest 25% per year commencing on the first anniversary date of the grant and expire ten (10) years after issuance. Initial option grants to non-employee directors after fiscal 1999 have a term of seven (7) years and become exercisable as to 25% of the shares subject to such options on the first anniversary of the date of grant, and then as to 1/36 of the remaining shares each month thereafter.

Annually after receipt of the initial grant, each non-employee director is granted an option to purchase 10,000 shares of IDT common stock and an additional 1,000 shares of IDT common stock if the optionee is also Chair of the audit committee. A non-employee director who serves as Chairman of the board of directors is granted an additional annual option to purchase 5,000 shares of IDT common stock. All annual grants for non-employee directors are made each year on the date of IDT’s annual meeting of stockholders. Annual option grants in or prior to fiscal 1999 become fully exercisable four (4) years after the date of the grant and expire ten (10) years after the date of the Grant. Options granted after fiscal 1999 have a term of seven (7) years and become exercisable as to 25% of the shares subject to such options on the first anniversary of the date of grant, and then as to 1/36 of the remaining shares each month thereafter.

IDT Executive Compensation

The following table shows certain information concerning the compensation of each of IDT’s Chief Executive Officer and IDT’s four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of fiscal 2005, and Daryn Lau, IDT’s former Vice President, Serial Switching Division, for services rendered in all capacities to IDT for the fiscal years ended 2005, 2004 and 2003 (together, the “IDT Named Executive Officers”). This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. IDT did not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

IDT Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards		All Other Compensation($)(3)
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)(2)		Shares Underlying Options(#)

Gregory S. Lang President and Chief Executive Officer(4)	2005 2004 2003	$365,476 350,002 320,780	$105,080 — —	$	— — 16,285	131,250 189,560 341,750		$66,585 59,753 22,195

Chuen-Der Lien Vice President and Chief Technical Officer	2005 2004 2003	264,121 258,398 258,398	3,702 809 1,190		— — —	71,061 295,692 91,433	(8) (7)	26,394 9,095 42,561

Mike Hunter Vice President, Worldwide Manufacturing	2005 2004 2003	267,918 262,122 262,122	3,755 817 1,201		— — —	72,000 381,754 110,000	(9) (7)	3,227 1,545 1,561

Jimmy J. M. Lee Vice President, Timing Solutions and Telecom	2005 2004 2003	251,741 237,058 237,058	3,476 739 1,087		* * *	70,395 292,753 90,000	(10) (7)	4,227 9,595 1,561

Clyde R. Hosein Vice President, Chief Financial Officer(5)	2005 2004 2003	248,512 240,011 5,539	3,466 — 50,000		* * —	70,000 195,000 180,000		3,227 800 —

Daryn Lau Vice President, Serial Switching Division(6)	2005 2004 2003	163,572 N/A N/A	144,242 N/A N/A		* N/A N/A	80,000 N/A N/A		1,781 N/A N/A

*	Does not exceed reporting thresholds for perquisites and other personal benefits.

(1)	Amounts listed in this column for fiscal 2005, 2004 and 2003 include cash paid under IDT’s Profit Sharing Plan; performance bonus of $100,000 for Mr. Lang (2005); hire-on bonus of $50,000 to Mr. Hosein (2003); and a retention payment of $144,242 for Mr. Lau as part of IDT’s acquisition of ZettaCom, Inc. (2005).

(2)	The amounts reflected in this column represent a relocation allowance for Mr. Lang (2003).

(3)	Amounts listed in this column represent IDT’s matching and profit sharing contributions to individual 401(k) accounts of the Named Executive Officers; commuting-related expenses of $66,585, $59,753, and $22,195 for Mr. Lang (2005, 2004 and 2003); tenure awards of $8,000 for Mr. Lee (2004) and $6,000 for Mr. Lien (2003); and patent awards of $1,000 for Mr. Lee (2005) and $23,167, $7,550, and $35,000 for Mr. Lien (2005, 2004 and 2003).

(4)	Mr. Lang was appointed President in October 2001, and Chief Executive Officer in January 2003.

(5)	Mr. Hosein joined IDT as Chief Financial Officer in March 2003.

(6)	Mr. Lau resigned as Vice President, Serial Switching Division in May 2005.

(7)	Options tendered in connection with IDT’s Stock Option Exchange Program and cancelled by IDT in December 2002.

(8)	Includes 90,774 new options granted during fiscal 2004 and 204,918 replacement options granted in connection with IDT’s Stock Option Exchange Program.

(9)	Includes 110,000 new options granted during fiscal 2004 and 271,754 replacement options granted in connection with IDT’s Stock Option Exchange Program.

(10)	Includes 90,000 new options granted during fiscal 2004 and 202,753 replacement options granted in connection with IDT’s Stock Option Exchange Program.

IDT Option Grants in Fiscal 2005

The following table contains information concerning the grant of stock options to the IDT Named Executive Officers during fiscal 2005. In addition, there are shown the hypothetical gains or “option spreads” that would exist for the respective options based on assumed rates of annual compound stock appreciation of 5% and 10% from the date of grant over the full option term. Actual gains, if any, on option exercises are dependent on the future performance of IDT common stock. The hypothetical gains shown in this table are not intended to forecast possible future appreciation, if any, of the stock price.

Option Grants in Fiscal 2005 and Potential Realizable Values

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Shares Underlying Options Granted(2)	% of Total Options Granted to Employees In Fiscal 2005	Exercise Price ($/Share)(3)	Expiration Date
					5%	10%
Gregory S. Lang	87,500 43,750	2.4 1.2	$12.48 11.95	5/15/11 5/15/11	$444,143 194,964	$1,034,888 448,208

Chuen-Der Lien	33,750 457 500 395 395 500 457 457 33,750 400	0.9 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.0	12.48 10.96 10.00 12.66 12.66 10.00 10.96 10.96 11.95 12.53	5/15/11 7/15/11 10/15/11 2/15/12 2/15/12 10/15/11 7/15/11 7/15/11 5/15/11 3/15/12	171,312 2,039 2,036 2,036 2,036 2,036 2,039 2,039 150,401 2,040	399,171 4,752 4,744 4,744 4,744 4,744 4,752 4,752 345,760 4,755

Mike Hunter	36,000 36,000	1.0 1.0	12.48 11.95	5/15/11 5/15/11	182,733 160,428	425,783 368,811

Jimmy J. M. Lee	35,000 35,000 395	0.9 0.9 0.0	12.48 11.95 12.66	5/15/11 5/15/11 2/15/12	177,657 155,971 2,036	413,955 358,566 4,744

Clyde R. Hosein	35,000 35,000	0.9 0.9	12.48 11.95	5/15/11 5/15/11	177,657 155,971	413,955 358,566

Daryn Lau	40,000 40,000	1.1 1.1	13.95 11.95	5/10/11 5/10/11	227,162 177,814	529,384 408,632

(1)	Reflects the value of the stock option on the date of grant assuming (i) for the 5% column, a five-percent annual rate of appreciation in IDT common stock over the term of the option, and (ii) for the 10% column, a ten-percent annual rate of appreciation in IDT common stock over the term of the option, in each case without discounting to net present value and before income taxes associated with the exercise. The 5% and 10% assumed rates of appreciation are based on the rules of the Securities and Exchange Commission and do not represent IDT’s estimate or projection of the future price of IDT common stock. The amounts in this table may not be achieved.

(2)	The options shown in the table are non-qualified stock options that vest 25% within one (1) year after the date of the grant, and thereafter in thirty six (36) monthly equal installments. The terms of the 1994 Option Plan provide that these options may become exercisable in full in the event of a change in control (as defined in the 1994 Option Plan).

(3)	All stock options are granted at the fair market value on the date of grant. The exercise price and tax withholding obligations related to exercise may be paid by delivery of shares already owned and tax withholding obligations related to exercise may be paid by offset of the underlying shares, subject to certain conditions.

IDT Option Exercises in Fiscal 2005

The following table shows the number of shares of common stock acquired by each of the IDT Named Executive Officers upon the exercise of stock options during fiscal 2005, the net value realized upon exercise, the number of shares of common stock represented by outstanding stock options held by each of the IDT Named Executive Officers as of April 3, 2005, and the value of such options based on the closing price of IDT common stock at fiscal year-end of $11.73.

Aggregated Option Exercises in Fiscal 2005 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Valued Realized(1)	Number of Shares Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options At Fiscal Year-End ($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory S. Lang	0	$0	774,199	410,236	$188,602	$111,757
Chuen-Der Lien	96,000	512,205	340,024	151,729	865,080	49,392
Mike Hunter	4,750	23,729	438,162	169,342	912,093	55,969
Jimmy J.M. Lee	0	0	338,181	150,039	738,478	45,794
Clyde R. Hosein	0	0	186,874	258,126	325,506	325,944
Daryn Lau	—	—	—	—	—	—

(1)	“Value Realized” represents the aggregate sales price less the aggregate exercise price.

(2)	These values, unlike the amounts set forth in the column entitled “Value Realized,” have not been, and may never be, realized, and are based on the positive spread between the respective exercise prices of outstanding options and $11.73, the closing price of the Company’s common stock on April 1, 2005, the last day of trading for fiscal 2005.

Employment Contracts

IDT has entered into Change of Control Agreements with each of Mike Hunter, Jimmy J. M. Lee, Chris Schott, Chuen-Der Lien, Brian Boisserée, and Michael Miller (as of January 27, 2000), Gregory Lang (originally as of October 1, 2001 and updated as of January 1, 2003), James Laufman (as of July 31, 2002), Philip Bourekas (as of October 1, 2002), Thomas Brenner (as of October 25, 2002), and Clyde Hosein and Scott Sarnikowski (as of March 14, 2003). The agreements are coterminous with the employee’s employment with IDT. In the event of a termination of employment of any of the employees without cause within two years after a change of control of IDT, the agreements provide generally for lump sum severance payments of from twelve to twenty-four months monthly salary, as well as a prorated bonus payment and continued health benefits for the same period. The agreements also provide that the vesting of outstanding option and restricted stock will become accelerated by two years upon a change of control. The agreements provide that benefits may be limited in the event their payment results in the imposition of excise taxes under the “golden parachute” provisions of Section 280G of the Internal Revenue Code, as amended.

ICS COMPENSATION PRIOR TO THE COMPLETION OF THE MERGER

ICS Director Compensation

Information regarding the compensation of ICS directors is incorporated by reference to the ICS Annual Report on Form 10-K for the fiscal year ended July 3, 2004.

ICS Executive Compensation

Information regarding the compensation of ICS executive officers is incorporated by reference to the ICS Annual Report on Form 10-K for the fiscal year ended July 3, 2004, except as set forth below:

On November 9, 2004, Hock E. Tan, President and Chief Executive Officer of ICS, exercised options to purchase 50,000 shares of ICS common stock at a price of $1.75 per share. Also on November 9, 2004, Mr. Tan sold 50,000 shares of ICS common stock for $22.50 per share. This transaction was reported on a Form 4 filed with the SEC on November 10, 2004, as required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK OF IDT

The following information describes IDT’s common stock and provisions of IDT’s restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to IDT’s restated certificate of incorporation and bylaws, which have been incorporated by reference into this joint proxy statement/prospectus.

Common Stock

As of August 8, 2005, there were 107,897,753 shares of IDT common stock outstanding that were held of record by 810 stockholders.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. IDT’s stockholders are entitled to cumulative voting rights in the election of directors. Because IDT stockholders have cumulative voting rights, the vote of IDT stockholders representing less than a majority of the shares of common stock outstanding may be sufficient to elect a director. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. In the event of IDT’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of IDT’s assets remaining after IDT pays its liabilities and distributes the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The shares of Common Stock outstanding are fully paid and nonassessable.

Anti-Takeover Effects of Provisions of the Restated Certificate of Incorporation and Bylaws

IDT’s restated certificate of incorporation provides for the IDT board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of IDT stockholders, with the other classes continuing for the remainder of their respective three-year terms. IDT’s restated certificate of incorporation and bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the IDT board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

IDT’s restated certificate of incorporation requires the affirmative vote of 75% the shares entitled to vote on the election of directors to approve mergers, consolidations, sales, acquisitions or other business combinations where one party to the transaction is a stockholder beneficially owning 10% or more of IDT’s voting stock. The approval must also include the affirmative vote of 66 2/3% of the shares entitled to vote who are not 10% or greater stockholders. Repeal or amendment of these provisions require the same 75% or 66 2/3% vote, as applicable.

Provisions of the restated certificate limiting the liability of directors may not be repealed or amended except upon the affirmative vote of at least 75% of the shares entitled to vote for the election of directors.

The classification of the IDT board of directors and the 66 2/3% stockholder voting requirements will make it more difficult for IDT’s existing stockholders to replace the IDT board of directors as well as for another party to obtain control of IDT by replacing the board of directors. Since the IDT board of directors has the power to retain and discharge IDT’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the IDT board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of IDT.

These provisions may have the effect of deterring hostile takeovers or delaying changes in IDT’s control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the IDT board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce IDT’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for IDT’s shares and, as a consequence, they also may inhibit fluctuations in the market price of IDT’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in IDT’s management.

Section 203 of the General Corporation Law of the State of Delaware

IDT is subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation of the involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

OTHER INFORMATION RELATED TO

THE IDT SPECIAL MEETING AND THE ICS SPECIAL MEETING

Householding of IDT Proxy Materials

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are IDT stockholders may be “householding” IDT’s proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you notify IDT or your broker that you no longer wish to participate in “householding.” If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker directly or direct your written request to: Integrated Device Technology, Inc., Investor Relations, 6024 Silver Creek Valley Road, San Jose, California 95138 or contact Investor Relations at (408) 284-8200. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker. In addition, IDT will promptly deliver, upon written or oral request, to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents were delivered.

Other IDT Matters

The IDT board of directors knows of no other matters that will be presented for consideration at the IDT special meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

A copy of IDT’s Annual Report to the SEC on Form 10-K for the fiscal year ended April 3, 2005 is not included with this joint proxy statement/prospectus and is available without charge upon written request to: Corporate Secretary, Integrated Device Technology, Inc., 6024 Silver Creek Valley Road, San Jose, California 95138.

Householding of ICS Proxy Materials

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are ICS stockholders may be “householding” ICS’s proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you notify ICS or your broker that you no longer wish to participate in “householding.” If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker directly or direct your written request to:

Integrated Circuit Systems, Inc., Investor Relations, 2435 Boulevard of the Generals, Norristown, Pennsylvania 19043 or contact Investor Relations at (610) 630-5300. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker. In addition, ICS will promptly deliver, upon written or oral request, to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents were delivered.

Other ICS Matters

The ICS board of directors knows of no other matters that will be presented for consideration at the ICS special meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

A copy of ICS’s Annual Report to the SEC on Form 10-K for the fiscal year ended July 3, 2004 is not included with this joint proxy statement/prospectus and is available without charge upon written request to: Corporate Secretary, Integrated Circuit Systems, Inc., 2435 Boulevard of the Generals, Norristown, Pennsylvania 19043.

Legal Matters

The validity of the shares of IDT common stock offered by this document and certain legal matters with respect to the material federal income tax consequences of the merger will be passed upon for IDT by Latham & Watkins LLP, Menlo Park, California. Certain legal matters with respect to the material federal income tax consequences of the merger will be passed upon for ICS by Kirkland & Ellis LLP, New York, New York.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Integrated Device Technology, Inc., incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended April 3, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ICS incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended July 3, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

This document incorporates the Annual Reports, on Forms 10-K, as amended, of IDT and ICS, as well as other reports by reference that are not presented in or delivered with this document. Copies of the IDT Annual Report on Form 10-K are not delivered with this joint proxy statement/prospectus to stockholders of IDT. Copies of the ICS Annual Report on Form 10-K are delivered with this joint proxy statement/prospectus to stockholders of ICS.

Both IDT and ICS file reports, proxy statements and other information with the SEC. IDT and ICS stockholders may read and copy any reports, proxy statements or other information filed by either IDT or ICS at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC’s Division of Corporate Finance has recently moved to 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website that contains reports, proxy statements and other information regarding IDT and ICS. The address of the SEC website is http://www.sec.gov.

Reports, proxy statements and other information regarding either IDT or ICS may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows both IDT and ICS to “incorporate by reference” information into this joint proxy statement/prospectus, which means that IDT and ICS can disclose important information to its stockholders by referring them to another document filed separately with the SEC. The documents incorporated by reference into this joint proxy statement/prospectus contain important information that you should read about IDT and ICS.

The following documents, which have been filed by IDT with the SEC, are incorporated by reference into this document:

1. IDT’s Form 10-K Annual Report for the fiscal year ended April 3, 2005, and filed on June 14, 2005 (File No. 000-12695);

2. IDT’s Current Reports on Form 8-K filed on June 16, 2005, (File No. 000-12695), and June 20, 2005 (File No. 000-12695);

3. The description of IDT’s preferred stock purchase rights set forth in the Registration Statement on Form 8-A dated December 23, 1998 (File No. 000-12695), including any amendments or reports filed for the purpose of updating such description.

IDT also incorporates by reference into this joint proxy statement/prospectus all documents filed with the SEC by IDT pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus but prior to the termination of the offering and also between the date of the initial registration statement and prior to the effectiveness of the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The information IDT incorporates by reference is considered part of this joint proxy statement/prospectus, and later information that we file with the SEC described above will automatically update and supersede this information.

The following documents, which have been filed by ICS with the SEC, are incorporated by reference into this document:

1. ICS’s Form 10-K Annual Report for the fiscal year ended July 3, 2004, and filed on September 16, 2004 (File No. 000-19299);

2. ICS’s Quarterly Reports on Form 10-Q for the fiscal quarter ended October 2, 2004 and filed on November 12, 2004 (File No. 000-19299), for the fiscal quarter ended January 1, 2005 and filed on February 10, 2005 (File No. 000-19299) and for the fiscal quarter ended April 2, 2005 and filed on May 12, 2005 (File No. 000-19299); and

3. ICS’s Current Reports on Form 8-K filed on June 16, 2005 (File No. 000-19299) and December 29, 2004 (File No. 000-19299).

4. The description of the ICS common stock contained in the ICS Form 8-A registration statement filed on March 27, 2000 (File No. 000-19299), including any amendments or reports filed for the purpose of updating such description.

ICS also incorporates by reference into this joint proxy statement/prospectus all documents filed with the SEC by ICS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus but prior to the termination of the offering and also between the date of the initial registration statement and prior to the effectiveness of the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The information ICS incorporates by reference is considered part of this joint proxy statement/prospectus, and later information that we file with the SEC described above will automatically update and supersede this information.

IDT has supplied all information contained or incorporated by reference into this joint proxy statement/ prospectus relating to IDT and ICS has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to ICS.

You may have previously received some of the documents incorporated by reference in this joint proxy statement/prospectus, but you can obtain any of them through IDT, ICS, the SEC or the SEC’s internet world wide web site as described above. Documents incorporated by reference are available from either IDT or ICS without charge, excluding all exhibits, unless IDT or ICS has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Integrated Device Technology, Inc. 6024 Silver Creek Valley Road San Jose, California 95138 (408) 284-8200 Attn: Investor Relations	Integrated Circuit Systems, Inc. 2435 Boulevard of the Generals Norristown, Pennsylvania 19403 Tel: (610) 630-5300 Attn: Investor Relations

If you would like to request documents from IDT or ICS, please do so by September 6, 2005 in order to receive them before your special meeting.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

IDT has filed a registration statement under the Securities Act with the SEC with respect to IDT common stock to be issued to ICS stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of IDT filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying at the SEC’s offices as set forth above.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the issuance of IDT common stock in connection with the merger or the approval of the merger agreement. IDT and ICS have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 10, 2005. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than August 10, 2005, and neither the mailing of the joint proxy statement/prospectus to IDT and ICS stockholders nor the issuance of IDT common stock in the merger will create any implication to the contrary.

Information on IDT’s Web Site

Information on any IDT internet web site or the web site of any subsidiary of IDT is not part of this document and you should not rely on that information in deciding whether to approve the proposals described in the joint proxy statement/prospectus, unless that information is also in this document or in a document that is incorporated by reference into this document.

Information on ICS’s Web Site

Information on any ICS internet web site or the web site of any subsidiary of ICS is not part of this document and you should not rely on that information in deciding whether to approve the proposals described in the joint proxy statement/prospectus, unless that information is also in this document or in a document that is incorporated by reference into this document.

Annex A

EXECUTION COPY

The merger agreement is included in this joint proxy statement/prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of either IDT or ICS. Such information can be found elsewhere in this joint proxy statement/prospectus (including the attached annexes) and in the other public filings that IDT and ICS make with the SEC, which are available without charge at www.sec.gov. The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure memoranda that the parties exchanged in connection with the execution of the merger agreement. The disclosure memoranda contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Although some of the information contained in the disclosure memoranda may be non-public, IDT and ICS do not believe that this information is required to be publicly-disclosed under the federal securities laws. Moreover, certain of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between IDT and ICS rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully-reflected in IDT’s and ICS’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRATED DEVICE TECHNOLOGY, INC.

COLONIAL MERGER SUB I, INC.

AND

INTEGRATED CIRCUIT SYSTEMS, INC.

DATED AS OF JUNE 15, 2005

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2005 (this “Agreement”), is by and among Integrated Device Technology, Inc., a Delaware corporation (“Parent”), Colonial Merger Sub I, Inc., a Pennsylvania corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and Integrated Circuit Systems, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS, the respective boards of directors of the Company and Parent deem it advisable and in the best interests of each corporation and its respective stockholders that the Company and Parent engage in a business combination in order to, among other reasons, advance the long-term strategic business interests of the Company and Parent;

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved the merger of the Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Pennsylvania Business Corporation Law (the “PBCL”);

WHEREAS, as a condition and inducement to the willingness of the Company and Parent to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the respective companies are entering into Voting Agreements (the “Voting Agreements”) which Voting Agreements provide for certain actions relating to the transactions contemplated by this Agreement, including the agreement of such stockholders to vote shares of capital stock of the respective companies held by them in favor of the Merger;

WHEREAS, for U.S. federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

The Merger

Section 1.1    The Merger.    Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the PBCL, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2    Closing.    The closing of the Merger (the “Closing”) shall take place on the first Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California 94025, unless another place is agreed to in writing by the parties hereto. As of the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger relating to the Merger (the “Articles of Merger”) with the Secretary of State of the State of Pennsylvania, in such form as required by, and executed in accordance with the relevant provisions of, the PBCL (the date and time of such filing, or if another date and time is specified in such filing as the effective time of the Merger, such specified date and time, being the “Effective Time”).

Section 1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4    Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of Merger Sub, as in effect on the date hereof, shall be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5    Directors and Officers of the Surviving Corporation.    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation at the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Section 1.6    Directors of Parent.

(a) Prior to the Effective Time the parties will exercise their best efforts such that as of the Effective Time (i) the board of directors of Parent shall consist of nine (9) members, as set forth on Exhibit 1.6(a) hereto, which Exhibit shall designate the class of directors to which each member shall belong and the applicable committees of the board of directors on which such director will serve, of whom (A) five (5) directors shall have been designated by Parent (each a “Parent Designated Director,” and collectively, the “Parent Designated Directors”); provided that Parent shall have the right to change the Parent Designated Directors designated on Exhibit 1.6(a) prior to the Effective Time only with the prior written consent of the Company, and (B) four (4) directors shall have been designated by the Company, one of which shall include Hock Tan unless he shall be unable to serve (each a “Company Designated Director,” and collectively, the “Company Designated Directors”); provided that the Company shall have the right to change the Company Designated Directors designated on Exhibit 1.6(a) prior to the Effective Time only with the prior written consent of Parent, and (ii) Hock Tan shall be the Chairman of the board of directors of Parent.

(b) Prior to the Effective Time, the parties will exercise their best efforts such that as of the Effective Time the committees of the board of directors of Parent shall be comprised of such members as contemplated by Exhibit 1.6(a), including that at least one (1) Company Designated Director shall serve on each committee of the board of directors of Parent; provided, however, that such Company Designated Director is determined to be “independent” under applicable rules and regulations of Nasdaq and the SEC.

(c) Prior to the Effective Time, Parent will exercise its best efforts such that as of the Effective Time Parent’s bylaws shall have been amended as set forth on Exhibit 1.6(c) to provide that:

(i) (A) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2007, the board of directors of Parent shall include at least five (5) Parent Designated Directors, (B) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2008, the board of directors of Parent shall include at least four (4) Parent Designated Directors, (C) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2009, the board of directors of Parent shall include at least three (3) Parent Designated Directors, (D) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2010, the board of directors of Parent shall include at least two (2) Parent Designated Directors (the periods referred to in clauses (A) through (D) collectively, the “Parent Designated Director Period”);

(ii) (A) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2007, the board of directors of Parent shall include at least four (4) Company Designated Directors, (B) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2008, the board of directors of Parent shall include at least three (3) Company Designated Directors, (C) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2009, the board of directors of Parent shall include at least two (2) Company Designated Directors, (the periods referred to in clauses (A) through (C) collectively, the “Company Designated Director Period”);

(iii) in the event that during the Parent Designated Director Period, any Parent Designated Director contemplated by Section 1.6(c)(i) to serve as a director during such period ceases to serve as such for any reason, or upon the expiration of the term of office of a Parent Designated Director such that the number of Parent Designated Directors is less than the number contemplated by Section 1.6(c)(i) to serve as a director during such period, Parent’s nominating committee of the board of directors shall nominate for appointment or election, as the case may be, the person designated by a majority of the Parent Designated Directors to fill such directorship following consultation and discussion with the Company Designated Directors as to such person’s qualifications for service as a director (a “Parent Director Nominee”), which Parent Director Nominee shall be (A) appointed by the board of directors of Parent in accordance with applicable provisions of Parent’s bylaws and certificate of incorporation, or (B) if such appointment is not permitted by Parent’s bylaws and certificate of incorporation, slated for election by Parent’s stockholders at the next annual meeting of Parent stockholders, and such person so appointed or elected pursuant to this Section 1.6(c)(iii) shall upon such appointment or election be deemed a Parent Designated Director to serve in the appropriate class of directors contemplated on Exhibit 1.6(a) hereto;

(iv) in the event that during the Company Designated Director Period, any Company Designated Director contemplated by Section 1.6(c)(ii) to serve as a director during such period ceases to serve as such for any reason, or upon the expiration of the term of office of a Company Designated Director such that the number of Company Designated Directors is less than the number contemplated by Section 1.6(c)(ii) to serve as a director during such period, Parent’s nominating committee of the board of directors shall nominate for appointment or election, as the case may be, the person designated by a majority of the Company Designated Directors to fill such directorship following consultation and discussion with the Parent Designated Directors as to such person’s qualifications for service as a director (a “Company Director Nominee”), which Company Director Nominee shall be (A) appointed by the board of directors of Parent in accordance with applicable provisions of Parent’s bylaws and certificate of incorporation, or (B) if such appointment is not permitted by Parent’s bylaws and certificate of incorporation, slated for election by Parent’s stockholders at the next annual meeting of Parent stockholders, and such person so appointed or elected pursuant to this Section 1.6(c)(iv) shall upon such appointment or election be deemed a Company Designated Director to serve in the appropriate class of directors contemplated on Exhibit 1.6(a) hereto;

(v) Hock Tan shall serve as the Chairman of the board of directors of Parent until the second anniversary of the Effective Time, so long as he serves as a member of the board of directors of Parent;

(vi) during the Company Designated Director Period, Parent’s board of directors and the nominating committee thereof shall maintain and, as applicable, appoint at least one (1) Company Designated Director to serve on each committee of the board of directors of Parent; provided, however, that such Company Designated Director may only serve on such committee if the board of directors of Parent determines, based at least in part on advice of outside legal counsel, that such director is “independent” under applicable rules and regulations of Nasdaq and the SEC (an “Independent Director”);

(vii) during the Parent Designated Director Period, Parent shall have no more than two (2) Parent Designated Directors who are not Independent Directors; during the Company Designated Director Period, Company shall have no more than two (2) Company Designated Directors who are not Independent Directors; and

(viii) during the Company Designated Director Period and/or the Parent Designated Director Period, any increase or decrease the size of the board of directors of Parent or amendment to the other bylaw provisions in this Section 1.6(c) shall require the affirmative vote, at a duly convened meeting of the board of directors of Parent, of at least a majority of each of (A) the Company Designated Directors and (B) the Parent Designated Directors; provided, however that in the event of any disagreement between the terms set forth in this Section 1.6(c)(i)-(viii) and Parent’s bylaws as amended as contemplated by this Section 1.6(c), then Parent’s bylaws amended as set forth on Exhibit 1.6(c) shall control.

Article 2.

Conversion of Securities; Exchange of Certificates

Section 2.1    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)    Conversion Generally.    Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b) or 2.1(e)) shall be converted, subject to Section 2.2(e), into the right to receive (i) $7.25 in cash (the “Cash Consideration”) and (ii) 1.3 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”), together with the associated Parent Rights (unless the context otherwise required, all references to Parent Company Stock shall include the associated Parent Rights) (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock.

(b)    Parent-Owned Shares.    All shares of Company Common Stock owned by Parent or any of its wholly-owned Subsidiaries shall be canceled and retired and shall cease to exist, and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(c)    Merger Sub.    Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)    Change in Shares.    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Exchange Ratio and Cash Consideration, as applicable, shall be correspondingly adjusted to provide the holders of Company Common Stock and Company Options the same economic effect as contemplated by this Agreement prior to such event.

(e)    Cancellation of Treasury Shares.    Each share of Company Common Stock held in the Company treasury and each share of Company Common Stock, if any, owned by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(f)    Adjustments to Preserve Tax Treatment.

(i) If the amount obtained by dividing (x) the Aggregate Parent Stock Value by (y) the Closing Transaction Value is less than 0.4500, the following shall occur:

(A) the Exchange Ratio shall be adjusted to a number, rounded to the nearest fourth decimal place, equal to (x) the product of 0.4500 and the Closing Transaction Value, divided by (y) the product of the Aggregate Company Share Number and the Closing Parent Stock Price, and

(B) the Cash Consideration shall be adjusted to an amount, rounded to the nearest cent, equal to the quotient obtained by dividing (x) the product of 0.5500 and the Closing Transaction Value, by (y) the Aggregate Company Share Number.

(ii) In the event that the Exchange Ratio and the Cash Consideration are adjusted as provided for in this Section 2.1(f), all references in this Agreement to the “Exchange Ratio” and the “Cash Consideration” shall refer to the Exchange Ratio and the Cash Consideration as adjusted in this Section 2.1(f) except as may be otherwise specified herein.

(iii) For purposes of this Section 2.1(f), the following terms shall have the following meanings:

(A) “Aggregate Cash Amount” means the product of (x) the Cash Consideration (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(B) “Aggregate Company Share Number” means the number obtained by subtracting (x) the aggregate number of shares of Company Common Stock to be canceled in the Merger pursuant to Section 2.1(b) or 2.1(e) from (y) the aggregate number of shares of Company Common Stock outstanding as of the Effective Time.

(C) “Aggregate Parent Share Number” means the product of (x) the Exchange Ratio (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(D) “Aggregate Parent Stock Value” means the product of (x) the Aggregate Parent Share Number (before any adjustment pursuant to Section 2.1(f)) and (y) the Closing Parent Stock Price.

(E) “Closing Parent Stock Price” means the mean between the high and low selling prices, regular way, of the Parent Common Stock on Nasdaq on the trading day immediately preceding the Effective Time.

(F) “Closing Transaction Value” means the sum of (x) the Aggregate Cash Amount and (y) the Aggregate Parent Stock Value.

(iv) Notwithstanding anything in this Agreement to the contrary, this Section 2.1(f) shall have no force and effect, if, prior to the Effective Time, final or temporary Treasury Regulations are promulgated or other guidance is issued by the United States Internal Revenue Service (the “IRS”) upon which the parties to this Agreement can rely, with an effective date prior to the Effective Time, in substantially the same form or with substantially the same effect of Proposed Treasury Regulations Section 1.368-1(e)(2) (REG-129706-04; August 10, 2004).

Section 2.2    Exchange of Certificates.

(a)    Exchange Agent.    At or prior to the Closing Date, Parent shall appoint Equiserve or another bank or trust company designated by Parent and reasonably satisfactory to the Company to act as the exchange agent hereunder (the “Exchange Agent”). As of the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock, converted pursuant to Section 2.1, for exchange, in accordance with this Article 2, through the Exchange Agent, sufficient cash and certificates representing shares of Parent Common Stock to make all deliveries pursuant to this Article 2; provided, however, that if the Exchange Fund (as defined below) shall for any reason not include sufficient cash or certificates to make all such deliveries, upon notice thereof from the Exchange Agent to Parent, Parent shall from time to time promptly deposit with the Exchange Agent sufficient cash and certificates to make all such deliveries. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.2(c), 2.2(e) and 2.2(i) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall be referred to as the “Exchange Fund.”

(b)    Exchange Procedures.    As promptly as reasonably practicable (and in any event no more than ten (10) Business Days) after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or shall accrue on any Cash Consideration, cash in lieu of fractional shares or unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(c)    Distributions with Respect to Unexchanged Shares of Parent Common Stock.    No dividends or other distributions declared or made with respect to shares of Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of the certificates representing whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

(d)    Further Rights in Company Common Stock.    The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any payments pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

(e)    Fractional Shares.    No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a share upon surrender for exchange of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Market Value (as defined below) of the Parent Common Stock. The “Market Value” of the Parent Common Stock means the average closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for the twenty (20) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by Parent). Such payment shall occur as soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to each holder of Company Common Stock with respect to any fractional shares and following compliance by such holder with the exchange procedures set forth in Section 2.2(b) hereof and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.

(f)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine (9) months after the Effective Time shall be delivered to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(g)    No Liability.    None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(i)    Investment.    Parent may direct the Exchange Agent to invest any funds (including any interest received with respect thereto) included in the Exchange Fund which has not been distributed to holders of Certificates on its behalf in interest-bearing securities; provided, however, that no such gain or loss thereon shall affect the amounts payable to the holders of shares of the Company Common Stock represented by Certificates hereunder.

(j)    Withholding.    Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.3    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

Section 2.4    Stock Options.

(a)    Treatment of Company Options and Company Restricted Stock Generally.    Prior to the Effective Time, the Company shall take all action necessary such that:

(i) Each Company Option outstanding under the Company Stock Option Plans immediately prior to the Effective Time with an exercise price per share equal to or greater than the Total Purchase Price Per Share shall be canceled and the holder thereof shall have no right to receive any consideration therefor;

(ii) Each Company Option outstanding under the Company Stock Option Plans immediately prior to the Effective Time with an exercise price per share less than the Total Purchase Price Per Share, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive an amount of cash, without interest, equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess, if any, of the Total Purchase Price Per Share over the exercise price per share subject to such Company Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, required to be withheld with respect to such payment; and

(iii) As of the Effective Time, each outstanding share of Restricted Company Common Stock (as defined below), the restrictions of which have not lapsed immediately prior to the Effective Time shall become fully vested and, subject to Section 2.1(a), converted into the right to receive the Merger Consideration under Section 2.1(a). “Restricted Company Common Stock” shall mean a share of restricted Company Common Stock granted pursuant to the terms of the Company’s 2000 Long-Term Equity Incentive Plan (the “2000 Plan”) and an accompanying Restricted Stock Award Notice under the 2000 Plan.

(b)    Replacement Option Grants.    Prior to the Closing Date, Parent shall take all action necessary to facilitate Parent’s ability to, promptly following the Closing Date, grant two (2) Parent Option Grants for each Company Option outstanding immediately prior to the Effective Time that is cancelled pursuant to Section 2.4(a)(i) or (ii), whether or not then exercisable (a “Replaced Option”), to each holder of a Replaced Option who is an officer, director or employee of Parent or any of its Subsidiaries (including the Company or any of its Subsidiaries) immediately following the Closing, which Parent Option Grants shall have an exercise price equal to the fair market value of the Parent’s common stock on the date of grant, collectively, the “Replacement Option Grants”) and promptly following the Closing Date, Parent shall make such Replacement Option Grants. One of the Replacement Option Grants shall be for the same number of shares, and shall be vested to the same extent and vest according to the same vesting schedule as such person’s Replaced Option, and shall have the same term as set forth in Parent’s standard form of stock option agreement as of the date hereof (the “First Replacement Option Grant”). The second of the Replacement Option Grants shall be for that number of shares calculated by multiplying the number of shares subject to each Replaced Option by the Implied All Stock Exchange Ratio and subtracting the number of shares subject to the First Replacement Option Grant and shall vest according to the vesting schedule and shall have the same term as set forth in Parent’s standard form of stock option agreement as of the date hereof (the “Second Replacement Option Grant”). Except as provided herein, all of the Replacement Option Grants shall be subject to the terms and conditions of Parent’s stock option plan under which they are granted and Parent’s standard form of stock option agreement as of the date hereof (including without limitation with regard to the duration of exercisability following termination of employment).

(c)     Reservation of Shares; Registration.    Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Options granted pursuant to Section 2.4(b). As promptly as reasonably practicable after the Effective Time, but in no event later than ten (10) Business Days thereafter, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to such options to the fullest extent permitted by law and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d)    Company ESPP.    Each outstanding purchase right under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) shall be exercised for the purchase of shares of Company Common Stock at the price per share determined pursuant to the Company ESPP on the date immediately prior to the Closing Date, pursuant to Section 19(b) of the Company ESPP (the “Final Offering Period”). Immediately following the Final Offering Period and upon or prior to the Effective Time, the Company shall take all action necessary to provide that the Company ESPP shall be terminated immediately prior to the Effective Time and that no person will have any further right to purchase Company Common Stock under the Company ESPP.

(e)    Parent Options and Parent ESPP Generally.    At the Effective Time, each Parent Option then outstanding under the Parent Stock Option Plans or otherwise (other than Parent Options granted pursuant to Section 2.4(b)), whether or not then exercisable, shall continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the Parent Option and, if applicable, the Parent Stock Option Plans and any agreements thereunder immediately prior to the Effective Time. At and following the Effective Time, Parent’s 1984 Employee Stock Purchase Plan (the “Parent ESPP”) shall remain in effect and each Parent Option outstanding thereunder shall remain outstanding and be subject to the same terms and conditions as set forth in the Parent ESPP and any agreements thereunder immediately prior to the Effective Time.

Article 3.

Representations and Warranties of the Company

Except as set forth in the corresponding section of the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (and subject to Section 9.14 hereof), the Company hereby represents and warrants to Parent as follows:

Section 3.1    Organization and Qualification; Subsidiaries.    Each of the Company and its Subsidiaries (the “Company Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the articles of incorporation and bylaws (or other organizational documents) of the Company and the Company Subsidiaries, each as amended to date. Except with respect to securities of non-affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-affiliate and with respect to the capital stock of wholly-owned Company Subsidiaries, neither the Company nor any Company Subsidiary holds an Equity Interest in any other person. The articles of incorporation and bylaws (or other organizational documents) of the Company and the Company Subsidiaries made available are in full force and effect. Section 3.1 of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

Section 3.2    Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of June 13, 2005 (i) 70,061,481 shares of Company Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, and (ii) 8,546,595 shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding as of such date. As of the date hereof, no shares of Company Preferred Stock are issued or outstanding.

(b) Except for outstanding Company Options and outstanding purchase rights under the Company ESPP, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any Company Subsidiary, or obligating the Company or any Company Subsidiary to issue or sell any shares of its capital stock or other Equity Interests. From June 13, 2005 to the date of this Agreement, the Company has not issued any Equity Interests with respect to Company Common Stock, other than Company Common Stock issued upon exercise of Company Stock Options and Company Common Stock issued in the ordinary course of business pursuant to the Company ESPP. Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of June 13, 2005, of the prices at which outstanding Company Options may be exercised under the Company Stock Option Plans, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) There are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Company Common Stock or any capital stock of, or other Equity Interests in, any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of the Company or any Company Subsidiary to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Company Subsidiary or any other person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Company Subsidiary and other than loans made in the ordinary course consistent with past practice to employees of the Company and its Subsidiaries. The Company has not adopted a stockholder rights plan.

(d) Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any Company Subsidiary on any matter.

Section 3.3    Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject in the case of the consummation of the Merger to the approval of this Agreement by the holders of a majority of the votes cast by all holders of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”). The execution and delivery of this Agreement by the Company and the consummation by the Company of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate such transactions, subject only to obtaining the Company Stockholder Approval. This Agreement is the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) The Company has duly and validly taken all necessary corporate action on the part of the Company to render inapplicable to the Company the provisions of Subchapters E, G, H, I and J of Chapter 25 of the PBCL.

(c) The board of directors of the Company, by resolutions duly adopted by unanimous vote at a meeting duly called and held and, except to the extent contemplated by Section 6.4, not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement (the “Company Recommendation”) and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders in accordance with this Agreement. The Company Board Approval constitutes or includes approval of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, as required under any applicable “moratorium,” “control share,” “fair price” or other applicable anti-takeover Laws or Laws that purport to restrict business combinations, including, without limitation, Section 203 of the Delaware General Corporation Law (the “DGCL”) and Section 2538 of Subchapter 25D and Subchapter 25F (§§ 2551-2556) of the PBCL (each a “Takeover Law”), and no such Takeover Law is applicable to this Agreement or the Voting Agreements or the transactions contemplated hereby or thereby, including the Merger.

(d) The board of directors of the Company has received the opinion of each of its financial advisors, Lehman Brothers Inc and Piper Jaffray & Co. (the “Company Financial Advisors”), dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company.

Section 3.4    No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of (A) the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof (the “Company Articles”), (B) the Bylaws of the Company as in effect on the date hereof (the “Company Bylaws”), or (C) any equivalent organizational documents of any Company Subsidiary, or (ii) require any consent or approval under, violate, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than a Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Law, Contract, Company Permit or other instrument or obligation, except, with respect to clause (i)(C) or clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign Governmental Entity, except (i) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of Nasdaq and pursuant to Section 1.2 hereof, the filing of the Articles of Merger with the Pennsylvania Secretary of State, (ii) any filings necessary under the HSR

Act or foreign antitrust laws and regulations, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.5    Permits; Compliance With Law.    Each of the Company and the Company Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances, and has submitted notices to, all Governmental Entities necessary for the Company or any Company Subsidiary to own, lease and operate its properties or other assets and to carry on their respective businesses in the manner described in the Company SEC Filings filed prior to the date hereof and as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, (a) any Law (including the Foreign Corrupt Practices Act) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (b) any Company Permits, except, with respect to clauses (a) and (b), for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of the Company Subsidiaries is, to the Knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

Section 3.6    SEC Filings; Financial Statements.

(a) The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since June 29, 2003 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, (ii) did not at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) with respect to each Company SEC Filing filed for fiscal periods ending after July 30, 2002, at the time filed included or was accompanied by the certifications required by the Sarbanes-Oxley Act of 2002 (“SOXA”) to be filed or submitted by the Company’s principal executive officer and principal financial officer (each of which certification was true and correct and fully complied with the SOXA) and otherwise complied in all material respects with the applicable requirements of the SOXA.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings was prepared in all material respects in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which did not and would not, individually or in the aggregate, have a Company Material Adverse Effect). The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements. The Company has made available to Parent complete and correct copies of all documents governing all material “off balance arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of the Company or any Company Subsidiary.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of July 3, 2004 included in the Company’s Form 10-K for the year ended July 3, 2004, including the notes thereto (the “Company Form 10-K”), neither the Company nor any consolidated Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since July 3, 2004, (ii) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities and obligations that taken individually, or in the aggregate, are not material in amount or significance.

(d) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of the SOXA. The Company’s “disclosure controls and procedures” are designed to ensure at a reasonable assurance level that material information (both financial and non-financial) relating to the Company and its consolidated Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required by Section 302 of SOXA with respect to such reports.

Section 3.7    Absence of Certain Changes or Events.    Since July 3, 2004, except as disclosed in the Company Form 10-K or in Company SEC Filings since July 3, 2004 through to the date of this Agreement, including the notes thereto, and except as specifically contemplated by, or as disclosed in, this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, since such date, there has not been (a) any change, circumstance or event that has had a Company Material Adverse Effect; (b) any material change by the Company or the Company Subsidiaries in its accounting methods not required pursuant to generally accepted accounting principles or practices; (c) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company’s or any non-wholly-owned Company Subsidiary’s capital stock; (d) any split, combination or reclassification of the Company’s or any non-wholly-owned Company Subsidiary’s capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its respective capital stock; (e) any material revaluation by the Company or any Company Subsidiary of any of their assets; or (f) any material loss of the Company Intellectual Property taken as a whole that is owned by the Company or any Company Subsidiary.

Section 3.8    Employee Benefit Plans.

(a) Section 3.8(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company, any Company Subsidiary or any Company ERISA Affiliate, which are now, or with respect to any plan intended to be qualified under Section 401(a) of the Code, were within the past 6 years, maintained, sponsored or contributed to by the Company, any Company Subsidiary or any Company ERISA Affiliate, or under which the Company, any Company Subsidiary or any Company ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. Each “employee benefit plan” as defined in Section 3(3) of ERISA and each other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company, any Company Subsidiary or any Company ERISA Affiliate, which are now, or were within the past 6 years, maintained, sponsored or contributed to by the Company, any Company Subsidiary or any Company ERISA Affiliate, or under which the

Company, any Company Subsidiary or any Company ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements is hereinafter referred to as a “Company Benefit Plan”. Neither the Company, nor to the Knowledge of the Company, any other person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code, the Health Insurance Portability and Accountability Act of 1996 or any other applicable Law. The Company has delivered or made available to Parent true, correct and complete copies of all Company Benefit Plans (or, if not so delivered, has delivered or made available to Parent a written summary of their material terms), and, with respect thereto, all amendments, trust agreements, insurance Contracts, other funding vehicles, determination letters issued by the IRS, the most recent annual reports (Form 5500 series) filed with the IRS, and the most recent actuarial report or other financial statement relating to such Company Benefit Plan.

(b) Each Company Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions and premium payments required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could reasonably be expected to be subject to any material liability (other than for routine benefit claim liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law, and neither the Company nor any ERISA Affiliate has any actual or contingent material liability under ERISA Section 502.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained or is the subject of a favorable determination letter from the IRS that the Company Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred, whether by action or by failure to act, which could be reasonably expected to cause the loss of such qualification or exemption. Except as would not reasonably be expected to result in material liability to the Company or a Company Subsidiary, (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan, and no fiduciary of any Company Benefit Plan has any actual or contingent liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan, (ii) no suit, administrative proceeding, action, claim or litigation has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and, to the Knowledge of the Company, there is no basis for any such suit, administrative proceeding, action, claim or litigation, (iii) none of the assets of the Company, any Company Subsidiary or any Company ERISA Affiliate are, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (iv) all Tax, annual reporting and other governmental filings required by ERISA and the Code with respect to a Company Benefit Plan have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (v) all contributions and payments to each Company Benefit Plan are deductible under applicable Code sections including, as applicable, Sections 162 or 404, and (vi) no material excise Tax could be imposed upon the Company or any Company Subsidiary under Chapter 43 of the Code with respect to any Company Benefit Plan.

(d) None of the Company, any Company Subsidiary or any Company ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has any actual or contingent liability with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(e) No amount that would be reasonably expected to be received (whether in cash or property or the vesting of property), in connection with the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan or otherwise may be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Except as required under COBRA, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance or other welfare-type benefits. The Company, the Company Subsidiaries and each Company ERISA Affiliate are in compliance with (i) the requirements of COBRA, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder, except as would not be reasonably expected to result in material liability to the Company, any Company Subsidiary or a Company ERISA Affiliate.

(g) Except as set forth on Section 3.8(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary maintains sponsors, contributes to or has any material liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States (each, a “Company Foreign Benefit Plan”). Each Company Foreign Benefit Plan has been maintained, funded and administered in compliance in all material respects with all Laws applicable thereto and the respective requirements of such Company Foreign Benefit Plan’s governing documents, and no Company Foreign Benefit Plan has any unfunded or underfunded liabilities.

(h) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.

(i) The Company has identified in Section 3.8(i) of the Company Disclosure Letter and has made available to Parent true and complete copies of (i) all severance and employment agreements currently in effect with directors, officers or employees of or consultants to the Company or any Company Subsidiary, (ii) all severance programs and policies of each of the Company and each Company Subsidiary with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of the Company and each Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any Company Subsidiary or Affiliate from the Company or any Company Subsidiary or Affiliate under any Company Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits, except as may be required by applicable Law.

(j) The Company and the Company Subsidiaries have, for purposes of each relevant Company Benefit Plan, correctly classified those individuals performing services for the Company or any Company Subsidiary as common law employees, leased employees, independent contractors or agents.

Section 3.9    Contracts.    Except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.9 of the Company Disclosure Letter, as of the date of this Agreement neither the Company nor any Company Subsidiary is a party to or bound by any Contract (each a “Company Material Contract”) that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) is with any Affiliate of the Company, other than any Contract (A) which is or has been fully performed and under which the Company has no continuing right, liability or obligation, or (B) that is otherwise disclosed on the Company Disclosure Letter and marked with a footnote indicating that it is a Contract with an Affiliate of the Company, or (iii) limits or otherwise restricts the Company or any Company Subsidiary or that would, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving

Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area. To the Company’s Knowledge, none of the contracts or agreements referred to in the foregoing clause (iii) would preclude the Company, the Surviving Corporation or Parent after Closing from engaging in any of its current activities, or presently planned material activities of which the Company is aware. All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms, and neither the Company nor any Company Subsidiary has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse or time, or both, could reasonably be expected to constitute a material default under the provisions of any such Company Material Contract. To the Knowledge of the Company, no counterparty to any such Company Material Contract has violated any provision of, or committed or failed to perform any act which, with our without notice, lapse of time, or both, could reasonably be expected to constitute a material default or other breach under the provisions of any such Company Material Contract. Copies of all the Contracts set forth in the Company Disclosure Letter have heretofore been made available to Parent and such copies are accurate and complete.

Section 3.10    Litigation.    Except as and to the extent disclosed in the Company SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as set forth on Section 3.10 of the Company Disclosure Letter, (a) to the Knowledge of the Company, there is no suit, claim, action, proceeding or investigation pending or threatened against the Company or any Company Subsidiary or for which the Company or any Company Subsidiary is obligated to indemnify a third party, and (b) neither the Company nor any Company Subsidiary is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

Section 3.11    Environmental Matters.    Except as disclosed in the Company Form 10-K or in Company SEC Filings, including the notes thereto:

(a) The Company and the Company Subsidiaries (i) have complied and are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits necessary to conduct their current operations, and (iii) have complied and are in compliance with their respective Environmental Permits, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary has received within the past five (5) years any written notice, demand, letter, claim or request for information alleging that the Company or any Company Subsidiary is or may be in material violation of, or has any material liability under, any Environmental Law.

(c) Neither the Company nor any Company Subsidiary (i) has entered into any consent decree or order, is a party to litigation or other proceeding, or is subject to any judgment, decree or judicial order, relating to Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of the Company, no such consent decree, order, litigation or other proceeding, judgment, decree or judicial order is pending or threatened or (ii) has any contractual obligation to indemnify, hold harmless or insure any other person with respect to any claim actually threatened or asserted against the Company or any Company Subsidiary and relating to any Environmental Law or any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any Company Subsidiary is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) Neither the Company nor any of the Company Subsidiaries has ever treated, stored, transported, disposed of, arranged for or permitted the disposal of, handled, released, or exposed any person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) in a manner that has given or could reasonably be expected to give rise to any liabilities pursuant to any Environmental Law for fines, penalties, injuries or damages to persons or the environment, or costs of environmental investigation, cleanup or monitoring, in each case as would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.12    Intellectual Property.    Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) no Company Intellectual Property owned by the Company or any Company Subsidiary is subject to any outstanding injunction, judgment, order or settlement, and the Company and its Subsidiaries have fully complied with, paid and otherwise satisfied all such obligations, (b) to the Company’s Knowledge, the Company Patents owned by the Company or any Company Subsidiary are valid and enforceable, in whole or in part, and no allegation of invalidity or conflicting ownership or inventorship rights with respect to any such Company Patent has been received by the Company or any Company Subsidiary from a third party, (c) no Company Intellectual Property that is owned by the Company or any Company Subsidiary is to the Company’s Knowledge the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (d) to the Company’s Knowledge, no Company Intellectual Property that is licensed by the Company or any Company Subsidiary is the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (e) no person has given written notice to the Company or any Company Subsidiary in the past three (3) years that the Company or any Company Subsidiary is infringing or misappropriating or has infringed or misappropriated any patent, trademark, service mark, trade name, or copyright or design right or other intellectual property right of any third party, or that the Company or any Company Subsidiary has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, (f) to the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property right of any third party, (g) there exists no prior act or omission or current conduct or use by the Company, any Company Subsidiary or, to the Knowledge of the Company, any third party that would invalidate, reduce or eliminate the enforceability or scope of any Company Intellectual Property owned by the Company or any Company Subsidiary, and (h) the Company and the Company Subsidiaries own or have the right to use all Intellectual Property necessary for the conduct of their business as currently conducted.

Section 3.13    Taxes.

(a) Each of the Company and the Company Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns that it was required to file through the date hereof. All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Returns) have been paid or provided for. Neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by an authority in a jurisdiction where any of the Company and the Company Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the dates of the most recent financial statements contained in the Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements by a material amount. Since the date of the most recent financial statements, none of the Company and the Company Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) No unresolved deficiencies for Taxes with respect to any of the Company and the Company Subsidiaries have been claimed, proposed or assessed by a Tax authority. To the knowledge of the Company, there are no pending, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any liability for Taxes with respect to any of the Company and the Company Subsidiaries. No issues relating to Taxes of any of the Company and the Company Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur in a later Tax period. The Company has delivered or made available to Parent complete and accurate copies of federal, state and local income Tax Returns of each of the Company and the Company Subsidiaries and their predecessors for the previous four fiscal years, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and the Company Subsidiaries or any predecessors since December 31, 2000, with respect to Taxes of any type. Neither the Company nor any of the Company Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes upon the assets of any of the Company or the Company Subsidiaries, other than Permitted Liens.

(d) Each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns required with respect thereto have been properly completed and timely filed in all material respects.

(e) Except for the affiliated group of which the Company is the common parent, each of the Company and the Company Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither the Company nor any of the Company Subsidiaries has liability for the Taxes of any person (other than the Company and the Company Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and the Company Subsidiaries and, after the Effective Time, none of the Company and the Company Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

(g) None of the Company and the Company Subsidiaries: (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company (or under any similar provision of state, local or foreign Law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law), except for adjustments the resulting Tax consequences of which have been fully and completely taken into account in previously filed Tax Returns; or (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither the Company nor any Company Subsidiary has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

(k) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Singapore tax holiday from surviving the Merger or expiring prior to its expiration date of December 2007.

Section 3.14    Insurance.    Section 3.14 of the Company Disclosure Letter sets forth a summary of all material insurance policies maintained by the Company, including fire and casualty, general liability, product liability, business interruption and professional liability policies. Such coverage, or substantially similar coverage, has been in force without interruption throughout the five-year period preceding the date hereof.

Section 3.15    Properties.    Each of the Company and the Company Subsidiaries has good and valid title to or a valid leasehold interest in all its properties and assets reflected on the most recent balance sheet contained in the Company Form 10-K or acquired after the date thereof, except for properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet. All of such tangible properties and assets have been maintained in the ordinary course of business and are in operable condition (normal wear and tear excepted), except as would not, individually or in the aggregate, have a Company Material Adverse Effect. All real property owned by the Company or any Company Subsidiary is owned free and clear of all Liens, other than Permitted Liens.

Section 3.16    Labor and Employment Matters.    With respect to the Company and each Company Subsidiary, (i) there are no controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of the Company, threatened, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) there is no collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, (iii) there are no unfair labor practice charges or complaints, grievances, or arbitration proceedings pending, or to the Knowledge of the Company, threatened, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (iv) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, any threat thereof, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, and (v) within the past three (3) years there has been no plant closing or layoff of employees by the Company or any of its Subsidiaries in violation of the Workers Adjustment and Retraining Notification Act or any similar Law (collectively, the “WARN Act”) except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17    Brokers.    No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary or any of their respective Affiliates or Representatives, whether orally or in writing. Prior to the date hereof, the Company has provided, or made available to, Parent with copies of all written agreements between the Company or any Company Subsidiary and such parties and accurately described to Parent any oral agreements between the Company or any Company Subsidiary and any financial or similar advisor relating to the Merger.

Section 3.18    Company Government Contracts

For purposes of this Section 3.18, “Company Government Contracts” shall mean all contracts, agreements, bids, proposals and offers fitting the following descriptions: (i) contracts or other agreements to which the Company or any Company Subsidiary is or during the past three (3) years has been a party to with any U.S. federal, state or local Governmental Entity; and (ii) all bids, proposals or other offers that the Company or any Company Subsidiary has submitted during the past two (2) years for a contract or agreement of the type described in (i) immediately above. With respect to each Company Government Contract:

(a) with respect to each Company Government Contract: (i) the Company and each of the Company Subsidiaries have complied with all material terms and conditions of such Company Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) the Company and each of the Company Subsidiaries have complied with all material requirements of applicable laws pertaining to such Company Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Company Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of the Company Subsidiaries have complied in all material respects with all such representations and certifications; (iv) neither the United States nor any prime contractor, subcontractor or other person has notified the Company or any of the Company Subsidiaries, either orally or in writing, that the Company or any of the Company Subsidiaries has breached or violated any applicable law, or any material certification, representation, clause, provision or requirement pertaining to such Company Government Contract; and (v) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Company Government Contract;

(b) (i) neither the Company nor any of the Company Subsidiaries nor any of their respective directors, officers or employees is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract (other than routine DCAA audits, in which no such irregularities, misstatements or omissions were identified); and (ii) during the last three (3) years, neither the Company nor any of the Company Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract;

(c) there exist (i) no outstanding claims against the Company or any of the Company Subsidiaries, either by the United States or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Company Government Contract; and (ii) no disputes between the Company or any of the Company Subsidiaries and the United States under the Contract Disputes Act or any other Federal statute or between the Company or any of the Company Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Company Government Contract;

(d) neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any of its or the Company Subsidiary’s directors, officers or employees is (or during the last three (3) years has been) suspended or debarred from doing business with the United States or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States contracting; and

(e) there is no suit or investigation pending and, to the Company’s Knowledge, no suit or investigation threatened against the Company or any of the Company Subsidiaries with respect to any Company Government Contract;

except to the extent that any such circumstance would not, individually or in the aggregate, have a Company Material Adverse Effect.

Article 4.

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding section of the Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (and subject to Section 9.14 hereof), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1    Organization and Qualification; Subsidiaries.    Each of Parent and its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the certificates of incorporation and bylaws (or other organizational documents) of Parent and the

Parent Subsidiaries, each as amended to date. Except with respect to securities of non-affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-affiliate and with respect to the capital stock of wholly-owned Parent Subsidiaries, neither Parent nor any Parent Subsidiary holds an Equity Interest in any other person. The certificates of incorporation and bylaws (or other organizational documents) of Parent and the Parent Subsidiaries made available are in full force and effect. Section 4.1 of the Parent Disclosure Letter contains a correct and complete list of each jurisdiction where Parent and each of its Subsidiaries is organized and qualified to do business.

Section 4.2    Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of 350,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”), of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock. As of June 13, 2005, (i) 106,822,919 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, and (ii) 19,606,373 shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of Parent Options outstanding as of such date. As of the date hereof, (i) 1,000,000 shares of Series A Junior Participating Preferred Stock have been reserved for issuance in connection with the Parent Rights, and (ii) no shares of Parent Preferred Stock are issued or outstanding.

(b) Except for outstanding Parent Options, outstanding purchase rights under Parent’s Employee Stock Purchase Plan and outstanding Parent Rights under the Parent Rights Agreement, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of Parent or any Parent Subsidiary, or obligating Parent or any Parent Subsidiary to issue or sell any shares of its capital stock or other Equity Interests. From June 13, 2005 to the date of this Agreement, Parent has not issued any Equity Interests with respect to Parent Common Stock, other than Parent Common Stock issued upon exercise of Parent Stock Options and Parent Common Stock issued in the ordinary course of business pursuant to the Parent ESPP. Section 4.2(b) of the Parent Disclosure Letter sets forth a true and complete list, as of June 13, 2005, of the prices at which outstanding Parent Options may be exercised under the applicable Parent Stock Option Plans, the number of Parent Options outstanding at each such price and the vesting schedule of the Parent Options. All shares of Parent Common Stock subject to issuance under the Parent Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) There are no outstanding contractual obligations of Parent or any Parent Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Parent Common Stock or any capital stock of, or other Equity Interests in, any Parent Subsidiary. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Parent Subsidiary or any other person, other than guarantees by Parent of any indebtedness or other obligations of any wholly-owned Parent Subsidiary and other than loans made in the ordinary course consistent with past practice to employees of Parent and its Subsidiaries.

(d) Neither Parent nor any Parent Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any Parent Subsidiary on any matter.

Section 4.3    Authority.

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject to the approval by the stockholders of Parent, by a majority of the votes cast by all holders of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting, of the Share Issuance (the “Parent Stockholder Approval”). The execution and delivery of this Agreement by Parent and the consummation by Parent of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent and no stockholder votes are necessary to authorize this Agreement or to consummate such transactions, subject only to obtaining the Parent Stockholder Approval. This Agreement is the valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) The board of directors of Parent, by resolutions duly adopted by unanimous vote at a meeting duly called and held and, except to the extent contemplated by Section 6.4, not subsequently rescinded or modified in any way (the “Parent Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including, the Merger and the Share Issuance, and (iii) recommended that the stockholders of Parent approve the Share Issuance (the “Parent Recommendation”) and directed that the Share Issuance be submitted for consideration by Parent’s stockholders in accordance with this Agreement. The Parent Board Approval constitutes or includes approval of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Share Issuance, as required under any applicable Takeover Law, and no such Takeover Law is applicable to this Agreement or the Voting Agreements or the transactions contemplated hereby or thereby, including the Merger and the Share Issuance.

(c) The board of directors of Parent has received the opinion of its financial advisor, Morgan Stanley & Co. Incorporated (the “Parent Financial Advisor”), dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.4    No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) conflict with or violate any provision of (A) the Parent Certificate, (B) the bylaws of Parent as in effect on the date hereof, or (C) any equivalent organizational documents of any Parent Subsidiary, or (ii) require any consent or approval under, violate, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than a Permitted Lien) on any property or asset of Parent or any Parent Subsidiary pursuant to, any Law, Contract, Parent Permit or other instrument or obligation, except, with respect to clause (i)(C) or clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign Governmental Entity, except (i) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of Nasdaq and pursuant to Section 1.2 hereof, the filing of the Articles of Merger with the Pennsylvania Secretary of State (ii) any filings necessary under the HSR Act or foreign antitrust laws and regulations, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.5    Permits; Compliance With Law.    Each of Parent and the Parent Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances, and has submitted notices to, all Governmental Entities necessary for Parent or any Parent Subsidiary to own, lease and operate its properties or other assets and to carry on their respective businesses in the manner described in the Parent SEC Filings filed prior to the date hereof and as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in conflict with, or in default or violation of, (a) any Law (including the Foreign Corrupt Practices Act) applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (b) any Parent Permits, except, with respect to clauses (a) and (b), for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of the Parent Subsidiaries is, to the Knowledge of Parent, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

Section 4.6    SEC Filings; Financial Statements.

(a) Parent has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since March 31, 2003 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (i) as of its date, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, (ii) did not, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) with respect to each Parent SEC Filing filed for fiscal periods ending after July 30, 2002, at the time filed included or was accompanied by the certifications required by the SOXA to be filed or submitted by Parent’s principal executive officer and principal financial officer (each of which certification was true and correct and fully complied with the SOXA) and otherwise complied in all material respects with the applicable requirements of the SOXA.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings was prepared in all material respects in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly the consolidated financial position, results of operations and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which did not and would not, individually or in the aggregate, have a Parent Material Adverse Effect). The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements. Parent has made available to the Company complete and correct copies of all documents governing all material “off balance arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of Parent or any Parent Subsidiary.

(c) Except as and to the extent set forth on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of March 28, 2004 included in Parent’s Form 10-K for the year ended March 28, 2004, including the notes thereto (the “Parent Form 10-K”), neither Parent nor any consolidated Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 28, 2004, (ii) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities and obligations that taken individually, or in the aggregate, are not material in amount or significance.

(d) Parent has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by Section 302 of the SOXA. Parent’s “disclosure controls and procedures” are designed to ensure at a reasonable assurance level that material information (both financial and non-financial) relating to Parent and its consolidated Subsidiaries required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Parent’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required by Section 302 of SOXA with respect to such reports.

Section 4.7    Absence of Certain Changes or Events.    Since March 28, 2004, except as disclosed in the Parent Form 10-K or in Parent SEC Filings since March 28, 2004 through to the date of this Agreement, including the notes thereto, and except as specifically contemplated by, or as disclosed in, this Agreement, Parent and the Parent Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, since such date, there has not been (a) any change, circumstance or event that has had a Parent Material Adverse Effect; (b) any material change by Parent or the Parent Subsidiaries in its accounting methods not required pursuant to generally accepted accounting principles or practices; (c) any declaration, setting aside or payment of any dividend or other distribution with respect to Parent’s or any non-wholly-owned Parent Subsidiary’s capital stock; (d) any split, combination or reclassification of Parent’s or any non-wholly-owned Parent Subsidiary’s capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its respective capital stock; (e) any material revaluation by the Parent or any Parent Subsidiary of any of their assets or (f) any material loss of the Parent Intellectual Property taken as a whole that is owned by Parent or any Parent Subsidiary.

Section 4.8    Employee Benefit Plans.

(a) Section 4.8(a) of the Parent Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Parent, any Parent Subsidiary or any Parent ERISA Affiliate, which are now, or with respect to any plan intended to be qualified under Section 401(a) of the Code, were within the past 6 years, maintained, sponsored or contributed to by Parent, any Parent Subsidiary or any Parent ERISA Affiliate, or under which Parent, any Parent Subsidiary or any Parent ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. Each “employee benefit plan” as defined in Section 3(3) of ERISA and each other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Parent, any Parent Subsidiary or any Parent ERISA Affiliate, which are now, or were within the past 6 years, maintained, sponsored or contributed to by Parent, any Parent Subsidiary or any Parent ERISA Affiliate, or under which Parent, any Parent Subsidiary or any Parent ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements is hereinafter referred to as a “Parent Benefit Plan”. Neither Parent, nor to the Knowledge of Parent, any other person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code, the Health Insurance Portability and Accountability Act of 1996 or any other applicable Law. Parent has delivered or made available to the

Company true, correct and complete copies of all Parent Benefit Plans (or, if not so delivered, has delivered or made available to the Company a written summary of their material terms), and, with respect thereto, all amendments, trust agreements, insurance Contracts, other funding vehicles, determination letters issued by the IRS, the most recent annual reports (Form 5500 series) filed with the IRS, and the most recent actuarial report or other financial statement relating to such Parent Benefit Plan.

(b) Each Parent Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions and premium payments required to be made under the terms of any of the Parent Benefit Plans as of the date of this Agreement have been timely made. With respect to the Parent Benefit Plans, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could reasonably be expected to be subject to any material liability (other than for routine benefit claim liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other applicable Law, and neither Parent nor any ERISA Affiliate has any actual or contingent material liability under ERISA Section 502.

(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained or is the subject of a favorable determination letter from the IRS that the Parent Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the Knowledge of Parent, nothing has occurred, whether by action or by failure to act, which could be reasonably expected to cause the loss of such qualification or exemption. Except as would not reasonably be expected to result in material liability to Parent or a Parent Subsidiary, (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan, and no fiduciary of any Parent Benefit Plan has any actual or contingent liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Parent Benefit Plan, (ii) no suit, administrative proceeding, action, claim or litigation has been brought, or to the Knowledge of Parent is threatened, against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and, to the Knowledge of Parent, there is no basis for any such suit, administrative proceeding, action, claim or litigation, (iii) none of the assets of Parent, any Parent Subsidiary or any Parent ERISA Affiliate are, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (iv) all Tax, annual reporting and other governmental filings required by ERISA and the Code with respect to a Parent Benefit Plan have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (v) all contributions and payments to each Parent Benefit Plan are deductible under applicable Code sections including, as applicable, Sections 162 or 404, and (vi) no material excise Tax could be imposed upon Parent or any Parent Subsidiary under Chapter 43 of the Code with respect to any Parent Benefit Plan.

(d) None of Parent, any Parent Subsidiary or any Parent ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has any actual or contingent liability with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(e) No amount that would be reasonably expected to be received (whether in cash or property or the vesting of property), in connection with the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of Parent or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Parent Benefit Plan or otherwise may be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Except as required under COBRA, no Parent Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance or other welfare-type benefits. Parent, the Parent Subsidiaries and each Parent ERISA Affiliate are in compliance with (i) the requirements of COBRA, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder, except as would not be reasonably expected to result in material liability to Parent, any Parent Subsidiary or a Parent ERISA Affiliate.

(g) Except as set forth on Section 4.8(g) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary maintains, sponsors, contributes to or has any material liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States (each, a “Parent Foreign Benefit Plan”). Each Parent Foreign Benefit Plan has been maintained, funded and administered in compliance in all material respects with all Laws applicable thereto and the respective requirements of such Parent Foreign Benefit Plan’s governing documents, and no Parent Foreign Benefit Plan has any unfunded or underfunded liabilities.

(h) Neither Parent nor any Parent Subsidiary is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.

(i) Parent has identified in Section 4.8(i) of the Parent Disclosure Letter and has made available to the Company true and complete copies of (i) all severance and employment agreements currently in effect with directors, officers or employees of or consultants to Parent or any Parent Subsidiary, (ii) all severance programs and policies of each of Parent and each Parent Subsidiary with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of Parent and each Parent Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Parent or any Parent Subsidiary or Affiliate from Parent or any Parent Subsidiary or Affiliate under any Parent Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits, except as may be required by applicable Law.

(j) Parent and the Parent Subsidiaries have, for purposes of each relevant Parent Benefit Plan, correctly classified those individuals performing services for Parent or any Parent Subsidiary as common law employees, leased employees, independent contractors or agents.

Section 4.9    Contracts.    Except as filed as exhibits to the Parent SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 4.9 of the Parent Disclosure Letter, as of the date of this Agreement neither Parent nor any Parent Subsidiary is a party to or bound by any Contract (each a “Parent Material Contract”) that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) is with any Affiliate of Parent, other than any Contract (A) which is or has been fully performed and under which Parent has no continuing right, liability or obligation, or (B) that is otherwise disclosed on the Parent Disclosure Letter and marked with a footnote indicating that it is a Contract with an Affiliate of Parent, or (iii) limits or otherwise restricts Parent or any Parent Subsidiary or that would, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area. To Parent’s Knowledge, none of the contracts or agreements referred to in the foregoing clause (iii) would preclude the Company, the Surviving Corporation or Parent after Closing from engaging in any of its current activities, or presently planned material activities of which Parent is aware. All Parent Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms, and neither Parent nor any Parent Subsidiary has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse or time, or both, could reasonably be expected to constitute a material default under the provisions of any such Parent Material Contract. To the Knowledge of Parent, no counterparty to any such Parent Material Contract has violated any provision of, or committed or failed to perform any act which, with our without notice, lapse of time, or both, could reasonably be expected to constitute a material default or other breach under the provisions of any such Parent Material Contract. Copies of all the Contracts set forth in the Parent Disclosure Letter have heretofore been made available to Company and such copies are accurate and complete.

Section 4.10    Litigation.    Except as and to the extent disclosed in the Parent SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as set forth on Section 4.10 of the Parent Disclosure Letter, (a) to the Knowledge of Parent, there is no suit, claim, action, proceeding or investigation pending or threatened against Parent or any Parent Subsidiary or for which Parent or any Parent Subsidiary is obligated to indemnify a third party, and (b) neither Parent nor any Parent Subsidiary is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

Section 4.11    Environmental Matters.    Except as disclosed in the Parent Form 10-K or in Parent SEC Filings, including the notes thereto:

(a) Parent and the Parent Subsidiaries (i) have complied and are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits necessary to conduct their current operations, and (iii) have complied and are in compliance with their respective Environmental Permits, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary has received within the past five (5) years any written notice, demand, letter, claim or request for information alleging that Parent or any Parent Subsidiary is or may be in material violation of, or has any material liability under, any Environmental Law.

(c) Neither Parent nor any Parent Subsidiary (i) has entered into any consent decree or order, is a party to any litigation or other proceeding, or is subject to any judgment, decree or judicial order, relating to Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of Parent, no such consent decree, order, litigation or other proceeding, judgment, decree or judicial order is pending or threatened or (ii) has any contractual obligation to indemnify, hold harmless or insure any other person with respect to any claim actually threatened or asserted against Parent or any Parent Subsidiary and relating to any Environmental Law or any Hazardous Materials.

(d) None of the real property owned or leased by Parent or any Parent Subsidiary is listed or, to the Knowledge of Parent, proposed for listing on the “National Priorities List” under CERCLA, as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) Neither Parent nor any of the Parent Subsidiaries has ever treated, stored, transported, disposed of, arranged for or permitted the disposal of, handled, released, or exposed any person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) in a manner that has given or could reasonably be expected to give rise to any liabilities pursuant to any Environmental Law for fines, penalties, injuries or damages to persons or the environment, or costs of environmental investigation, cleanup or monitoring, in each case as would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.12    Intellectual Property.    Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) no Parent Intellectual Property owned by Parent or any Parent Subsidiary is subject to any outstanding injunction, judgment, order or settlement, and Parent and the Parent Subsidiaries have fully complied with, paid and otherwise satisfied all such obligations, (b) to Parent’s Knowledge, the Parent Patents owned by Parent or any Parent Subsidiary are valid and enforceable, in whole or in part, and no allegation of invalidity or conflicting ownership or inventorship rights with respect to any such Parent Patent has been received by Parent or any Parent Subsidiary from a third party, (c) no Parent Intellectual Property that is owned by Parent or any Parent Subsidiary is to Parent’s Knowledge, the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (d) to Parent’s

Knowledge, no Parent Intellectual Property that is licensed by Parent or any Parent Subsidiary is the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (e) no person has given written notice to Parent or any Parent Subsidiary in the past three (3) years that Parent or any Parent Subsidiary is infringing or misappropriating or has infringed or has misappropriated any patent, trademark, service mark, trade name, or copyright or design right or other intellectual property right of any third party, or that Parent or any Parent Subsidiary has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, (f) to Parent’s Knowledge, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property right of any third party, (g) there exists no prior act or omission or current conduct or use by Parent, any Parent Subsidiary or, to the Knowledge of Parent, any third party that would invalidate, reduce or eliminate the enforceability or scope of any Parent Intellectual Property owned by Parent or any Parent Subsidiary, and (h) Parent and the Parent Subsidiaries own or have the right to use all Intellectual Property necessary for the conduct of their business as currently conducted.

Section 4.13    Taxes.

(a) Each of Parent and Parent Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns that it was required to file through the date hereof. All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by any of Parent and its Subsidiaries (whether or not shown on any Tax Returns) have been paid or provided for. Neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by an authority in a jurisdiction where any of Parent and Parent Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of Parent and Parent Subsidiaries did not, as of the dates of the most recent financial statements contained in Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements by a material amount. Since the date of the most recent financial statements, none of Parent and Parent Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) No unresolved deficiencies for Taxes with respect to any of Parent and Parent Subsidiaries have been claimed, proposed or assessed by a Tax authority. To the knowledge of Parent, there are no pending, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any liability for Taxes with respect to any of Parent and Parent Subsidiaries. No issues relating to Taxes of any of Parent and Parent Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur in a later Tax period. Parent has delivered or made available to the Company complete and accurate copies of federal, state and local income Tax Returns of each of Parent and Parent Subsidiaries and their predecessors for the previous four fiscal years, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of Parent and Parent Subsidiaries or any predecessors since December 31, 2000, with respect to Taxes of any type. Neither Parent nor any of Parent Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes upon the assets of any of Parent or any Parent Subsidiaries, other than Permitted Liens.

(d) Each of Parent and Parent Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns required with respect thereto have been properly completed and timely filed in all material respects.

(e) Except for the affiliated group of which Parent is the common parent, each of Parent and Parent Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of

Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither Parent nor any of Parent Subsidiaries has liability for the Taxes of any person (other than Parent and Parent Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of Parent and Parent Subsidiaries and, after the Effective Time, none of Parent and Parent Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

(g) None of Parent and Parent Subsidiaries: (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Parent (or under any similar provision of state, local or foreign Law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law), except for adjustments the resulting Tax consequences of which have been fully and completely taken into account in previously filed Tax Returns; or (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither Parent nor any Parent Subsidiary has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law. Parent has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) Neither Parent nor any Parent Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

Section 4.14    Insurance.    Section 4.14 of the Parent Disclosure Letter sets forth a summary of all material insurance policies maintained by Parent, including fire and casualty, general liability, product liability, business interruption and professional liability policies. Such coverage, or substantially similar coverage, has been in force without interruption throughout the five-year period preceding the date hereof.

Section 4.15    Properties.    Each of Parent and the Parent Subsidiaries has good and valid title to or a valid leasehold interest in all its properties and assets reflected on the most recent balance sheet contained in the Parent Form 10-K or acquired after the date thereof, except for properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet. All of such tangible properties and assets have been maintained in the ordinary course of business and are in operable condition (normal wear and tear excepted), except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. All real property owned by Parent or any Parent Subsidiary is owned free and clear of all Liens, other than Permitted Liens.

Section 4.16    Labor and Employment Matters.    With respect to Parent and each Parent Subsidiary (i) there are no controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of Parent, threatened, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) there is no collective bargaining agreement or other labor union contract applicable to persons employed by Parent or any Parent Subsidiary, (iii) there are no unfair labor practice charges or complaints, grievances, or arbitration proceedings pending, or to the Knowledge of Parent, threatened, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (iv) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of Parent, any threat thereof, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, and (v) within the past three (3) years there has been no plant closing or layoff of employees by Parent or any of its Subsidiaries in violation of the WARN Act except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.17    Parent Rights Agreement.    Parent has taken all necessary action, including entering into an amendment to the Parent Rights Agreement, if necessary, so that neither the execution and delivery of this Agreement or the Voting Agreements nor the consummation of the transactions contemplated hereby or thereby, including the Merger, will cause (i) the Parent Rights to become exercisable under the Parent Rights Agreement; (ii) the Company or any of its stockholders to be deemed an “Acquiring Person” (as defined in the Parent Rights Agreement); (iii) any of the rights under Section 11 or Section 13 of the Parent Rights Agreement to arise or be triggered or any event described in Section 11 or Section 13 of the Parent Rights Agreement to be deemed to have occurred; or (iv) the “Shares Acquisition Date” or the “Distribution Date” (each as defined in the Parent Rights Agreement) to occur upon any such event. Parent has provided to the Company a true and complete copy of the Parent Rights Agreement, as amended to date.

Section 4.18    Brokers.    No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any Parent Subsidiary or any of their respective Affiliates or Representatives, whether orally or in writing. Prior to the date hereof, Parent has provided, or made available to, the Company with copies of all written agreements between Parent or any Parent Subsidiary and such parties and accurately described to the Company any oral agreements between Parent or any Parent Subsidiary and any financial or similar advisor relating to the Merger.

Section 4.19    Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania. Merger Sub is a direct wholly-owned Subsidiary of Parent.

(b) Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, including by action of its board of directors and stockholders, and no other corporate proceedings on the part of Merger Sub, including any other stockholder votes or actions, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement is the valid and binding agreement of Merger Sub enforceable against Merger sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(c) The execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement by Merger Sub will not, conflict with or violate any provision of the articles of incorporation or bylaws of Merger Sub.

(d) Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

(e) Merger Sub does not (i) own of record or beneficially, directly or indirectly, (A) any shares of capital stock or securities convertible into capital stock of any other corporation or (B) any participating interest in any partnership, limited liability company, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity.

Section 4.20    Parent Government Contracts.

For purposes of this Section 4.20, “Parent Government Contracts” shall mean all contracts, agreements, bids, proposals and offers fitting the following descriptions: (i) contracts or other agreements to which Parent or any Parent Subsidiary is or during the past three (3) years has been a party to with any U.S. federal, state or local Governmental Entity; and (ii) all bids, proposals or other offers that Parent or any Parent Subsidiary has submitted during the past two (2) years for a contract or agreement of the type described in (i) immediately above. With respect to each Parent Government Contract:

(a) with respect to each Parent Government Contract: (i) Parent and each of the Parent Subsidiaries have complied with all material terms and conditions of such Parent Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) Parent and each of the Parent Subsidiaries have complied with all material requirements of applicable laws pertaining to such Parent Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Parent Government Contract were complete and correct in all material respects as of their effective date, and Parent and each of the Parent Subsidiaries have complied in all material respects with all such representations and certifications; (iv) neither the United States nor any prime contractor, subcontractor or other person has notified Parent or any of the Parent Subsidiaries, either orally or in writing, that Parent or any of the Parent Subsidiaries has breached or violated any applicable law, or any material certification, representation, clause, provision or requirement pertaining to such Parent Government Contract; and (v) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Parent Government Contract;

(b) (i) neither Parent nor any of the Parent Subsidiaries nor any of their respective directors, officers or employees is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Parent Government Contract (other than routine DCAA audits, in which no such irregularities, misstatements or omissions were identified); and (ii) during the last three (3) years, neither Parent nor any of the Parent Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Parent Government Contract;

(c) there exist (i) no outstanding claims against Parent or any of the Parent Subsidiaries, either by the United States or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Parent Government Contract; and (ii) no disputes between Parent or any of the Parent Subsidiaries and the United States under the Contract Disputes Act or any other Federal statute or between Parent or any of the Parent Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Parent Government Contract;

(d) neither Parent nor any of the Parent Subsidiaries nor, to Parent’s Knowledge, any of its or the Parent Subsidiary’s directors, officers or employees is (or during the last three (3) years has been) suspended or debarred from doing business with the United States or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States contracting; and

(e) there is no suit or investigation pending and, to Parent’s Knowledge, no suit or investigation threatened against Parent or any of the Parent Subsidiaries with respect to any Parent Government Contract;

except to the extent that any such circumstance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Article 5.

Covenants

Section 5.1    Conduct of Business by the Company Pending the Closing.    The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically contemplated by any other provision of this Agreement, or unless Parent shall otherwise consent in writing, the Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to (x) maintain its existence in good standing under applicable Law, (y) subject to the restrictions set forth in this Section 5.1, conduct its operations only in the ordinary and usual course of business consistent with past practice and (z) keep available the services of the current officers, key employees and key consultants of the Company and each Company Subsidiary and, to preserve the current relationships of the Company and the Company Subsidiaries with their customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, in each case as is reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically contemplated by any other provision of this Agreement, the Company shall not and shall not permit any of its Subsidiaries to (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company and its Subsidiaries), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or other rights of any kind to acquire any shares of such capital stock or other Equity Interests of the Company or any Company Subsidiary, except that the Company may issue shares of Company Common Stock pursuant to the Company ESPP or upon exercise of Company Options and may grant Company Options in the ordinary course of business consistent with past practice;

(c) (i) sell, pledge, dispose of, transfer, lease, license or encumber (other than pursuant to Permitted Liens) any material property or assets (other than Company Intellectual Property) of the Company or any Company Subsidiary, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances pursuant to and in accordance with the terms of existing Contracts, or (B) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of property or assets by the Company or a Company Subsidiary in the ordinary course of business; (ii) sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber any Company Intellectual Property, except sales, pledges, dispositions, transfers, leases, licenses, abandonments, failures to maintain or encumbrances in the ordinary course of business which will not materially impair the conduct of the Company’s business; (iii) enter into any Contract or series of related Contracts, or any amendment or series of related amendments of one or more Contracts, outside of the ordinary course of business consistent with past practice and involving aggregate receipts, payments or expenses (direct, contingent or otherwise) in excess of $500,000 in any fiscal quarter; or (iv) enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company or enter into any agreement with respect to the voting of the capital stock of the Company;

(e) (i) reclassify, combine, split or subdivide any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(f) (i) incur any indebtedness for borrowed money (other than debt incurred in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Company Subsidiary) for borrowed money, in each case except for indebtedness for borrowed money under the Company’s existing credit facilities or replacement credit facilities in an aggregate amount not larger than the Company’s existing credit facilities, (ii) terminate, cancel, or agree to any material and adverse change in, any Company Material Contract, (iii) make or authorize capital expenditures other than consistent with past practices and in any event not in excess of $3.0 million in the aggregate during any fiscal quarter, (iv) make or authorize any material loan to any person (other than a Company Subsidiary) outside the ordinary course of business and consistent with past practice or (v) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(g) except as may be required by contractual commitments with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.8 of the Company Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices and methodologies in salaries or wages of officers and/or employees of the Company or any Company Subsidiary), (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary (other than with respect to newly appointed directors and newly hired employees in accordance with past practices of the Company or any Company Subsidiary, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby), (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee outside the ordinary course of business consistent with past practices, except to the extent required by applicable Law, (iv) close any facility or engage in any mass layoff that could implicate the WARN Act, or (v) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Option;

(h) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(i) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material Tax liability or refund, change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or, except as necessary in connection with the exercise of the Company’s rights under Section 6.4, standstill agreement to which the Company is a party and which relates to a business combination involving the Company;

(k) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Company Subsidiaries taken as a whole, other than in the ordinary course of business or except as required by GAAP;

(l) except as necessary in connection with the exercise of the Company’s rights under Section 6.4, take any action to render inapplicable, or to exempt any third party from, any Takeover Law;

(m) acquire, or agree to acquire, from any person any assets (not including Intellectual Property), operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any person, except in connection with capital expenditures permitted hereunder and except for acquisitions of inventory and other assets (not including Intellectual Property) in the ordinary course of business or, which, individually or in the aggregate, would not be reasonably expected to result in the failure to satisfy, or material delay in satisfying, any of the conditions to the Merger set forth in Article 7;

(n) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied;

(o) adopt a stockholder rights plan or agreement or “poison pill”;

(p) acquire, or agree to acquire, from any person, any Intellectual Property, except in the ordinary course of business consistent with past practice (including in size and nature);

(q) without Parent’s prior written consent, which consent shall not be unreasonably withheld, enter into any confidentiality or similar obligations which could prohibit the Company from providing or disclosing any agreement, contract or other arrangement to Parent;

(r) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(s) cause or permit to expire without renewal, fail to renew or make any material modification to any material insurance policy to which the Company or any Company Subsidiary is a party.

Section 5.2    Conduct of Business by Parent Pending the Closing.    Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Letter or as specifically contemplated by any other provision of this Agreement, or unless the Company shall otherwise consent in writing, Parent shall, and shall cause each Parent Subsidiary to, use its commercially reasonable efforts to (x) maintain its existence in good standing under applicable Law, (y) subject to the restrictions set forth in this Section 5.2, conduct its operations only in the ordinary and usual course of business consistent with past practice and (z) keep available the services of the current officers, key employees and key consultants of Parent and each Parent Subsidiary and to preserve the current relationships of Parent and the Parent Subsidiaries with their customers, suppliers and other persons with which Parent or any Parent Subsidiary has significant business relations, in each case as is reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Letter or as specifically contemplated by any other provision of this Agreement, Parent shall not and shall not permit any of its Subsidiaries to (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, Parent or any Parent Subsidiary of any class, or other rights of any kind to acquire any shares of such capital stock or other Equity Interests of Parent or any Parent Subsidiary, except that Parent may issue shares of Parent Common Stock pursuant to Parent’s Employee Stock Purchase Plan or upon exercise of Parent Options and may grant Parent Options in the ordinary course of business consistent with past practice;

(c) (i) sell, pledge, dispose of, transfer, lease, license or encumber (other than pursuant to Permitted Liens) any material property or assets (other than Parent Intellectual Property) of Parent or any Parent Subsidiary, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances pursuant to and in accordance with the terms of existing Contracts, or (B) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of property or assets by Parent or a Parent Subsidiary in the ordinary course of business; (ii) sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber any Parent Intellectual Property, except sales, pledges, dispositions, transfers, leases, licenses, abandonments, failures to maintain or encumbrances in the ordinary course of business which will not materially impair the conduct of Parent’s business; (iii) enter into any Contract or series of related Contracts, or any amendment or series of related amendments of one or more Contracts, outside of the ordinary course of business consistent with past practice and involving aggregate receipts, payments or expenses (direct, contingent or otherwise) in excess of $500,000 in any fiscal quarter; or (iv) enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent or enter into any agreement with respect to the voting of the capital stock of Parent;

(e) (i) reclassify, combine, split or subdivide any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(f) (i) incur any indebtedness for borrowed money (other than debt incurred in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Parent Subsidiary) for borrowed money, in each case except for indebtedness for borrowed money under Parent’s existing credit facilities or replacement credit facilities in an aggregate amount not larger than Parent’s existing credit facilities, (ii) terminate, cancel, or agree to any material and adverse change in, any Parent Material Contract, (iii) make or authorize any capital expenditure materially in excess of Parent’s budget as disclosed to the Company prior to the date hereof, (iv) make or authorize any material loan to any person (other than a Parent Subsidiary) outside the ordinary course of business and consistent with past practice or (v) enter into any agreement or arrangement that limits or otherwise restricts Parent or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(g) except as may be required by contractual commitments with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 4.8 of the Parent Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices and methodologies in salaries or wages of officers and/or employees of Parent or any Parent Subsidiary), (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or any Parent Subsidiary (other than with respect to newly appointed directors and newly hired employees in accordance with past practices of Parent or any Parent Subsidiary, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby), (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee outside of the ordinary course of business consistent with past practice, except to the extent required by applicable Law, (iv) close any facility or engage in any mass layoff that could implicate the WARN Act, or (v) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan or Parent Option;

(h) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(i) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material Tax liability or refund, change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or, except as necessary in connection with the exercise of Parent’s rights under Section 6.4, standstill agreement to which Parent is a party and which relates to a business combination involving Parent;

(k) write up, write down or write off the book value of any assets, individually or in the aggregate, for Parent and the Parent Subsidiaries taken as a whole, other than in the ordinary course of business or except as required by GAAP;

(l) except as necessary in connection with the exercise of Parent’s rights under Section 6.4, take any action to render inapplicable, or to exempt any third party from, any Takeover Law;

(m) acquire, or agree to acquire, from any person any assets (not including Intellectual Property), operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any person, except in connection with capital expenditures permitted hereunder and except for acquisitions of inventory and other assets (not including Intellectual Property) in the ordinary course of business or, which, individually or in the aggregate, would not be reasonably expected to result in the failure to satisfy, or material delay in satisfying any of the conditions to the Merger set forth in Article 7;

(n) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied;

(o) acquire, or agree to acquire, from any person, any Intellectual Property, except in the ordinary course of business consistent with past practice (including in size and nature);

(p) except as necessary in connection with the exercise of Parent’s rights under Section 6.4, amend or otherwise change the Parent Rights Agreement;

(q) without the Company’s prior written consent, which consent shall not be unreasonably withheld, enter into any confidentiality or similar obligations which could prohibit Parent from providing or disclosing any agreement, contract or other arrangement to the Company;

(r) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(s) cause or permit to expire without renewal, fail to renew or make any material modification to any material insurance policy to which Parent or any Parent Subsidiary is a party.

Section 5.3    Tax-Free Reorganization Treatment.

(a) Each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall use its commercially reasonable efforts not to, and not to permit or cause any of its Subsidiaries to, take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Parent to obtain the opinion of Latham & Watkins LLP described in Section 7.1(g) and for the Company to obtain the opinion of Kirkland & Ellis LLP described in Section 7.1(h). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Latham & Watkins LLP and Kirkland & Ellis LLP representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibits 7.1(g) and 7.1(h), respectively.

Section 5.4    Control of Other Party’s Business.    Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the Parent prior to the consummation of the Merger. Prior to the consummation of the Merger, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Article 6.

Additional Agreements

Section 6.1    Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC a joint proxy statement relating to the Company Stockholders’ Meeting and Parent Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”; the prospectus contained in the Registration Statement together with the Proxy Statement, the “Joint Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company as Merger Consideration. Each of Parent and the Company shall use Commercially Reasonable Efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company and Parent shall mail the Joint Proxy/Prospectus to their respective stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing the Joint Proxy/Prospectus in light of the date set for the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company or Parent, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, without the prior consent of the other party, such consent not to be unreasonably withheld; provided, however, that the foregoing shall not apply to Company SEC Filings or Parent SEC Filings deemed to supplement the Proxy Statement or Registration Statement through their incorporation by reference therein. Parent and the Company each shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) Each of the Company and Parent will cause all of the information supplied by it for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement not to, at (i) the time the

Registration Statement is declared effective by the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of Parent, (iv) the time of the Company Stockholders’ Meeting and (v) the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, which should be (but is not) set forth in an amendment or a supplement to, or otherwise included in, the Registration Statement or Proxy Statement, such party shall promptly inform the other party. Each of the Company and Parent will cause all documents for which it is responsible for filing with the SEC in connection with the transactions contemplated herein to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as applicable.

Section 6.2    Stockholders’ Meetings.

(a) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law, the Company Articles and the Company Bylaws following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with Parent, for the purpose of voting upon the adoption and approval of this Agreement and the Merger. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to applicable Law, use its Commercially Reasonable Efforts (including postponing or adjourning the Company Stockholders’ Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Parent, such consent not to be unreasonably withheld) to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the other transactions contemplated hereby and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Except as otherwise permitted by Section 6.4, the board of directors of the Company shall not withdraw or adversely modify (or propose to withdraw or adversely modify) the Company Recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

(b) Parent shall duly call and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law, the Parent Certificate and Parent’s bylaws following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with the Company, for the purpose of voting upon the approval of the Share Issuance. In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its Commercially Reasonable Efforts (including postponing or adjourning the Parent Stockholders’ Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of the Company, such consent not to be unreasonably withheld) to obtain the necessary approvals by its stockholders of the Share Issuance and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting. Except as otherwise permitted by Section 6.4, the board of directors of Parent shall not withdraw or adversely modify (or propose to withdraw or adversely modify) the Parent Recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

Section 6.3    Access to Information; Confidentiality.    Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party (which such person shall use commercially reasonable efforts to cause the counterparty to waive) from the date of this Agreement to the Effective Time, the Company and Parent shall, and shall cause each of their respective Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (a) provide to the other party and its respective Representatives access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request, except for such information or agreements set forth in Section 6.3 to the Company Disclosure Letter or Section 6.3 to the Parent Disclosure Letter. No investigation conducted pursuant to this Section 6.3 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or the conditions to the obligations to consummate the Merger. With respect to the information disclosed pursuant to this Section 6.3, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Confidentiality Agreement, dated January 13, 2005, previously executed by the Company and Parent (the “Confidentiality Agreement”).

Section 6.4    No Solicitation of Transactions.

(a) Except as otherwise permitted by this Section 6.4, each of the Company and Parent agrees that it shall not, nor shall it permit any of its Subsidiaries to, and it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (it being understood and agreed that nothing in this clause (i) shall be deemed to restrict in any manner the operation of either party’s business, or that of its subsidiaries, in the ordinary course of business), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (it being understood and agreed that nothing in this clause (ii) shall be deemed to restrict in any manner the operation of either party’s business, or that of its Subsidiaries, in the ordinary course of business), (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its stockholders or any other person any Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby. Except as permitted by Section 6.4(c) hereof and subject to compliance with its terms, each of the Company and Parent shall immediately terminate, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to terminate immediately, all discussions or negotiations, if any, with any third party with respect to, or any that would reasonably be expected to lead to an Acquisition Proposal. Each of the Company and Parent shall immediately demand that each person which has heretofore executed a confidentiality agreement with it or any of its Affiliates (for all purposes of references to Affiliates in this sentence, excluding Bain Capital, Inc. and its Affiliates and Bear, Stearns & Co. Inc. and its Affiliates) or Subsidiaries or any of its or its Affiliates’ or Subsidiaries’ Representatives since January 1, 2002 with respect to such person’s consideration of a possible Acquisition Proposal (which definition, for the purposes of this sentence only, shall substitute for each reference to “80%” and “20%” appearing therein, “75%” and “25%”, respectively) to immediately return or destroy (and have such destruction certified in writing by such person to such party hereunder) all confidential information heretofore furnished by such party or any of its Affiliates or Subsidiaries or any of its or its Affiliates’ or Subsidiaries’ Representatives to such person or any of such person’s Affiliates or Subsidiaries or any of such person’s or such person’s Affiliates’ or Subsidiaries’ Representatives with respect to such person’s consideration of a possible Acquisition Proposal.

(b) Promptly, but in any event within twenty-four (24) hours, after receipt of any Acquisition Proposal by the Company or Parent, or any request for nonpublic information or inquiry which it reasonably believes would reasonably be expected to lead to an Acquisition Proposal, such party shall provide the other party with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry by the Company or Parent, as the case may be, it shall promptly keep the other party hereunder informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to it a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(c) If, prior to the Company Stockholders Meeting in the case of the Company or Parent Stockholders Meeting in the case of Parent, (x) either the Company or Parent receives an Acquisition Proposal (for purposes of the procedures set forth in this Section 6.4(c), any Acquisition Proposal received prior to the date hereof and which is still outstanding as of the date hereof shall be deemed to have been received immediately after execution and delivery hereof and any amendment to the terms of an Acquisition Proposal shall constitutes a new Acquisition Proposal) which constitutes a Superior Proposal, and (y) such party’s board of directors (or any committee thereof charged with such authority) has concluded in good faith, based at least in part on the advice of its outside legal counsel, that the failure to take some or all of the actions set forth in clause (1) or clause (2) below with respect to such Acquisition Proposal would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders under applicable Law, such party shall promptly, but in any event in less than one (1) day following the date of such conclusion (but in any event prior to taking the actions set forth in (1) and (2) below), provide to the other party hereunder written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes a Superior Proposal, (B) that such party’s board of directors (or a committee thereof charged with such authority) has made the conclusions set forth in clause (y) above and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (such notice, the “Superior Proposal Notice”) and may then take the following actions:

(1) furnish nonpublic information to the third party making such Acquisition Proposal, provided, that (x) prior to so furnishing, the furnishing party receives from the third party an executed confidentiality agreement containing terms no more favorable to the third party than the terms under the Confidentiality Agreement and customary standstill provisions and (y) contemporaneously with furnishing any such nonpublic information to such third party, the furnishing party furnishes a copy of such nonpublic information to the other party hereunder (to the extent such nonpublic information has not been previously so furnished); and

(2) engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.

(d) In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the party receiving the Superior Proposal with this Section 6.4(d), the board of directors (or any committee thereof charged with such authority) of such party may (x) withhold or withdraw the Company Recommendation or the Parent Recommendation, as the case may be or (y) approve, adopt, endorse or recommend to its stockholders a Superior Proposal (any of the foregoing actions, whether by the board of directors or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:

(i) the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, has not occurred;

(ii) the board of directors (or any committee thereof charged with such authority) of such party has concluded in good faith, based at least in part on advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders under applicable Law; and

(iii) the board of directors of such party has (A) provided to the other party hereto five (5) Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), (B) made available to the other party hereto all materials and information made available to the person making the Superior Proposal in connection with such Superior Proposal, and (C) for such five (5) Business Day period following the delivery to the other party of such notice and the provision of the materials and information referred to in (B) above, such party shall, if requested by the other party, negotiate in good faith with the other party to revise this Agreement with the goal that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

(e) Each of the Company and Parent agrees that it shall not submit to the vote of its stockholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so. Nothing contained in this Agreement shall be deemed to restrict the Company or Parent from complying with Rules 14d-9 or 14e-2 under the Exchange Act or be deemed to restrict the Company or Parent from making such other disclosures as may be required by federal securities laws or applicable fiduciary duties.

(f) It is understood and agreed that the Company, its board of directors (or any committee thereof charged with applicable authority) and its outside legal counsel shall be entitled to rely on and deem applicable to the Company and its board of directors the Law applicable to corporations incorporated in Delaware for purposes of making the conclusions contemplated by this Section 6.4 (and providing advice with respect thereto) relating to the fiduciary obligations of such person. The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company’s board of directors or any committee thereof under applicable Law.

Section 6.5    Commercially Reasonable Efforts.

(a) The Company and Parent shall each use its Commercially Reasonable Efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by Parent or the Company or any of its respective Subsidiaries, and (B) to avoid any action or proceeding by any Governmental Entity in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law and (iv) contest and defend any lawsuits or other legal proceedings challenging this Agreement or the transactions contemplated hereby. In the event that the transactions contemplated by this Agreement cannot otherwise be consummated, each of Parent and the Company shall effect divestitures, hold separate and license arrangements that are reasonable in the aggregate. Parent and the Company shall cooperate with each other in connection with the making of all filings referenced in this paragraph, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. To the extent reasonably practicable and subject to applicable confidentiality agreements and other confidentiality restrictions, the Company and Parent shall have the right to review and approve in advance, such approval not to be unreasonably withheld, all the information relating to it and its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and Parent may, as each deems reasonably advisable and necessary, designate any competitively sensitive information provided to the other under this Section 6.5 as “outside counsel only.” Such information shall be given only to outside counsel of the recipient. In addition, the Company and Parent may redact any information from such documents shared with the other party or its counsel that is not pertinent to the subject matter of the filing or submission or which is subject to applicable confidentiality agreements and other confidentiality restrictions.

(b) Subject to the proviso contained in the following sentence of this Section 6.5(b), the Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, Commercially Reasonable Efforts to obtain any non-governmental third-party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, or (iii) required to prevent a Company Material Adverse Effect or a Parent Material Adverse Effect from occurring prior to or after the Effective Time. In the event that either party shall fail to obtain any third-party consent described in the first sentence of this Section 6.5(b), such party shall use Commercially Reasonable Efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock to deliver all shares payable to the holders of Company Common Stock converted pursuant to Section 2.1.

Section 6.6    Certain Notices.    From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be reasonably likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Each of the Company and Parent shall provide to the other party the written copy of the opinion of the Company Financial Advisors contemplated by Section 3.3(c) and of the Parent Financial Advisor contemplated by Section 4.3(c), respectively, immediately following the receipt thereof from the Company Financial Advisors and the Parent Financial Advisor, respectively.

Section 6.7    Public Announcements.    Each of Parent and the Company shall, to the extent reasonably practicable, consult with and obtain the approval of the other party (which shall not be unreasonably withheld or delayed) before issuing any press release or other public disclosure with respect to the Merger or this Agreement and shall not issue any such press release or disclosure prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public disclosure shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public disclosure; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal non-public information regarding the other party.

Section 6.8    Nasdaq Listing.    Parent shall use Commercially Reasonable Efforts to cause the Parent Common Stock to be issued in the Merger and to be reserved for issuance upon the exercise of converted Company Options to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 6.9    Employee Benefit Matters.

(a) For one (1) year following the Effective Time, Parent shall provide or cause to be provided to those employees of the Surviving Corporation or any of its Subsidiaries who were employees of the Company or any Company Subsidiary immediately prior to the Effective Time, salary and employee welfare benefits that, in the aggregate, are comparable to the salary and employee welfare benefits package provided to such employees by the Company or such Company Subsidiary immediately prior to the execution of this Agreement. Parent shall provide or cause to be provided Surviving Corporation Severance Benefits to those employees of the Surviving Corporation or any of its Subsidiaries who were employees of the Company or any Company Subsidiary immediately prior to the Effective Time whose employment is involuntarily terminated within the first (1st) year following the Effective Time. “Surviving Corporation Severance Benefits” shall mean two weeks of base salary, plus one additional week of base salary for each full year of service such employee of the Surviving Corporation or any of its Subsidiaries provided to the Company or any Company Subsidiary, in each case with a minimum severance of eight weeks base salary.

(b) With respect to each benefit plan of Parent (“Parent Benefit Plan”) in which employees of the Company and the Company Subsidiaries (“New Parent Employees”) subsequently participate, for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for purposes of accrual of pension benefits or equity compensation), service with the Company or any Company Subsidiary (or predecessor employers to the extent the Company or any Company Subsidiary provides past service credit) shall be treated as service with Parent; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. Each Parent Benefit Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Benefit Plan. New Parent Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plan for the plan year in which the Effective Time occurs.

(c) At the request of Parent, the Company shall adopt a resolution or obtain a written consent terminating the 401(k) plan of the Company (the “Company 401(k)”) effective not later than the day immediately preceding the Closing Date and contingent upon (i) the occurrence of the Closing, and (ii) receipt by the Surviving Corporation of a letter from the IRS stating that the Company 401(k) is qualified under Section 401(a) of the Code upon its termination, the contents of the application for which shall include a statement that the Company 401(k) is being terminated in connection with the Merger and that employees of the Surviving Corporation shall, immediately following the Effective Time, become eligible to participate in a 401(k) plan sponsored by Parent. In the event that Parent requests that the Company 401(k) be terminated, the Company shall provide Parent with copies of the relevant resolution or written consent not later than the day immediately preceding the Closing Date.

(d) The provisions of this Section 6.9 are for the sole benefit of the parties to this Agreement and their respective permitted successors and assigns, and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.9 under or by reason of any provision of this Agreement.

Section 6.10    Indemnification of Directors and Officers.

(a) Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of the Company or any of its Subsidiaries to the fullest extent permitted by applicable Law for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in their capacities as such whether pursuant to the Company Articles, the Company Bylaws, the organizational documents of any Company Subsidiary, any individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company’s Articles, the Company Bylaws, organizational documents of any Company Subsidiary and any such individual indemnity agreements from the Effective Time for six (6) years following the Effective Time.

(b) For six (6) years following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause to be maintained in effect for the benefit of the Company’s directors and officers prior to the Effective

Time an insurance policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such person covered immediately prior to the Effective Time by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s policies in effect on the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of one hundred seventy-five percent (175%) of the amount of the last annual premiums paid by the Company prior to the date hereof (which premium the Company represents and warrants to be not more than $800,000 per annum); provided, further, that if the annual premiums of such insurance coverage exceed one hundred seventy-five percent (175%) of the amount of the last annual premiums paid by the Company prior to the date hereof, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.10.

(d) The provisions of this Section 6.10 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.11    Tax Treatment.    This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

Section 6.12    Affiliate Letters.    The Company shall, promptly after the date hereof and prior to the mailing of the Joint Proxy/Prospectus, deliver to Parent a list setting forth the names of all persons the Company expects to be, at the time of the Company Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list. The Company shall use commercially reasonable efforts to cause each person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 6.12 to execute a written agreement prior to the Closing Date in substantially the form of Exhibit 6.12 hereto.

Section 6.13    Section 16 Matters.    Prior to the Effective Time: (a) the board of directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (together with the rules and regulations thereunder, “Section 16”), of shares of Parent Common Stock or options to purchase shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (b) the board of directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of shares of Company Common Stock or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 6.14    Blue Sky Laws.    Parent shall take such steps as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions that are applicable to the issuance of the Parent Common Stock in connection with the Merger. The Company shall use its commercially reasonable efforts to assist Parent as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions that are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

Article 7.

Closing Conditions

Section 7.1    Conditions to Obligations of Each Party Under This Agreement.    The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a)    Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC.

(b)    Stockholder Approval.    The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(c)    No Order.    No Governmental Entity, nor any federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment or injunction or order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; provided, however, that the provisions of this Section 7.1(c) as they apply with respect to any decree, judgment or injunction or order shall not be available to any party who has failed to fulfill its obligations pursuant to Section 6.5(a)(iv) with respect thereto.

(d)    Consents and Approvals.    Other than the filing provided for under Section 1.2, all consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Parent Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained; provided, however, that the provisions of this Section 7.1(d) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.5 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval or authorization.

(e)    Nasdaq Listing.    The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(f)    Antitrust Clearance.    The waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any waiting periods under significant foreign antitrust laws or regulations applicable to the Merger shall have expired or been terminated.

(g)    Parent Tax Opinion.    Parent shall have received the opinion of Latham & Watkins LLP, dated as of the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP shall receive and rely upon representations contained in letters of Parent (together with Merger Sub) and the Company to be delivered as of the Closing Date substantially in the forms attached hereto as Exhibits 7.1(g) and 7.1(h), respectively. The opinion referred to in this Section 7.1(g) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval referred to in Section 7.1(b), unless further stockholder approval is obtained with appropriate disclosure.

(h)    Company Tax Opinion.    The Company shall have received the opinion of Kirkland & Ellis LLP, dated as of the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Kirkland & Ellis LLP shall receive and rely upon representations contained in letters of Parent (together with Merger Sub) and the Company to be delivered as of the Closing Date substantially in the form attached hereto as Exhibits 7.1(g) and 7.1(h), respectively. The opinion referred to in this Section 7.1(h) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval referred to in Section 7.1(b), unless further stockholder approval is obtained with appropriate disclosure.

Section 7.2    Additional Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties.    The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) without giving effect to any limitation as to materiality or Company Material Adverse Effect or other similar qualifications set forth therein, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or other similar qualifications set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

(b)    Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.

(c)    Company Material Adverse Effect.    From the date of this Agreement until the Closing Date, there shall not have been a Company Material Adverse Effect, Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.

(d)    Employment Agreements.    Exhibit 7.2 sets forth a list of the Company’s employees who have entered into forward employment agreements with Parent as of the date hereof. No more than three (3) of such employees shall have expressed an intention (which has not been subsequently reversed) not to comply with the terms of such forward employment agreements; provided, however, notwithstanding the preceding clause, Hock Tan shall not have expressed an intention (which has not been subsequently reversed) not to comply with the terms of such forward employment agreement.

(e)    Financial Statements.    The Company (i) shall have delivered to Parent audited financial statements as of and for the fiscal year ending July 2, 2005, (ii) shall have delivered to Parent the unqualified audit opinion from PricewaterhouseCoopers LLP (“PWC”) with respect to such financial statements, (iii) shall have filed such financial statements with the SEC as part of the Company’s Annual Report on Form 10-K for such fiscal year end, and (iv) shall not have reported, and PWC shall not have reported, any findings of Material Weakness which have not been remediated prior to the date of completion of the items set forth in clauses (i)-(iii); provided however, that in the event PWC or the Company shall have reported any such findings of Material Weakness, if the Company (x) has delivered to Parent any notification of any findings of any Material Weakness or Significant Deficiency by either PWC or the Company, together with copies of all related reports and letters delivered in connection therewith promptly after preparation or receipt by the Company and (y) either (1) has remediated all such Material Weaknesses prior to the date upon which all other conditions to Closing under Article 7 of this Agreement have been satisfied or waived by the parties, other than those conditions that by their terms are to be satisfied as of the Closing (the “Condition Date”), or (2) has used Commercially Reasonable Efforts to remediate all such Material Weaknesses prior to the Condition Date, and has presented to Parent a plan which provides for remediation of such Material Weaknesses within a reasonable time period, which plan and period is approved by Parent following consultation with PWC, such approval not to be unreasonably withheld or delayed by Parent, then the condition set forth in subsection (iv) of this Section 7.2(e) shall be deemed to have been satisfied. Upon written request by the Company, Parent shall at Parent’s expense engage an independent accounting firm of recognized standing to make an independent determination as to whether such approval of Parent should be given or withheld by Parent pursuant to the foregoing standard that such approval shall not be unreasonably withheld or delayed, which determination shall be dispositive and binding on Parent and the Company.

Section 7.3    Additional Conditions to Obligations of the Company.    The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement is also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties.    The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) without giving effect to any limitation as to materiality or Parent Material Adverse Effect or other similar qualifications set forth therein, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or other similar qualifications set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

(b)    Agreements and Covenants.    Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to the foregoing effect.

(c)    Parent Material Adverse Effect.    From the date of this Agreement until the Closing Date, there shall not have been a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

(d)    Parent Board Representation.    The parties shall have taken all actions necessary such that, as of the Effective Time, the provisions of Section 1.6 shall have been fulfilled, including: (i) the authorized size of Parent’s board of directors shall have been increased to nine (9) members, of which four (4) shall be Company Designated Directors; (ii) Parent shall have amended its bylaws as set forth in Exhibit 1.6(c); and (iii) Hock Tan shall have been appointed the chairman of the board of directors of Parent.

(e)    Financial Statements.    Parent (i) shall have delivered to Company audited financial statements as of and for the fiscal year ending April 3, 2005, (ii) shall have delivered to the Company the unqualified audit opinion from PWC with respect to such financial statements, (iii) shall have filed such financial statements with the SEC as part of Parent’s Annual Report on Form 10-K for such fiscal year end, and (iv) shall not have reported, and PWC shall not have reported, any findings of Material Weakness which have not been remediated prior to the date of completion of the items set forth in clauses (i)-(iii); provided however, that in the event PWC or Parent shall have reported any such findings of Material Weakness, if Parent (x) has delivered to the Company any notification of any findings of any Material Weakness or Significant Deficiency by either PWC or Parent, together with copies of all related reports and letters delivered in connection therewith promptly after preparation or receipt by Parent and (y) either (1) has remediated all such Material Weaknesses prior to the Condition Date, or (2) has used Commercially Reasonable Efforts to remediate all such Material Weaknesses prior to the Condition Date, and has presented to the Company a plan which provides for remediation of such Material Weaknesses within a reasonable time period, which plan and period is approved by the Company following consultation with PWC, such approval not to be unreasonably withheld or delayed by the Company, then the condition set forth in subsection (iv) of this Section 7.3(e) shall be deemed to have been satisfied. Upon written request by Parent, the Company shall at the Company’s expense engage an independent accounting firm of recognized standing to make an independent determination as to whether such approval of the Company should be given or withheld by the Company pursuant to the foregoing standard that such approval shall not be unreasonably withheld or delayed, which determination shall be dispositive and binding on Parent and the Company.

Article 8.

Termination, Amendment and Waiver

Section 8.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) By mutual written consent of Parent and the Company, which consent shall have been approved by action of their respective boards of directors;

(b) By written notice of either the Company or Parent, if the Merger shall not have been consummated prior to January 15, 2006 (or March 15, 2006 if as of January 15, 2006 the only unsatisfied condition to Closing set forth in Article 7 (other than conditions that, by their nature, cannot be satisfied until the Closing Date) is the condition set forth in Section 7.1(f), such date, as it may be extended as provided above, shall be referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party’s obligations set forth in Section 6.5) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

(c) By written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their Commercially Reasonable Efforts to resist, resolve or lift, as applicable, subject to Section 6.5);

(d) By written notice of the Company or Parent, as the case may be, if the board of directors (or any committee thereof charged with such authority) of the other party shall have effected a Change of Recommendation;

(e) By written notice of either the Company or Parent, as the case may be, following or in connection with a Change of Recommendation of such party following compliance in full with all of such party’s obligations under Section 6.4; provided, however, that it shall be a condition to termination by the terminating party pursuant to this Section 8.l(e) that the terminating party shall have made the payment of the fee to the other party required by Section 8.2(e)(i) or Section 8.2(f)(i), as the case may be, in accordance with Section 8.2(g);

(f) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement such that the conditions set forth in Sections 7.3(a) and 7.3(b) would not be capable of being satisfied), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) cannot be cured prior to the Outside Date, provided that Parent shall have given the Company written notice, delivered at least ten (10) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination;

(g) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement such that the conditions set forth in Sections 7.2(a) and

7.2(b) would not be capable of being satisfied), if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be cured prior to the Outside Date, provided that the Company shall have given Parent written notice, delivered at least ten (10) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination;

(h) By written notice of either Parent or the Company if (i) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt this Agreement is taken or (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to approve the Share Issuance is taken; or

(i) By written notice of the Company if the average closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for twenty (20) consecutive trading days (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by Parent (the “Twenty-Day Average Parent Common Stock Price”)) measured on the date of such notice is less than 70% of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq (as reported in the New York City edition of The Wall Street Journal), measured on the last trading day immediately preceding the date of execution of this Agreement; or

(j) By written notice of Parent if the Twenty-Day Average Parent Common Stock Price, measured on the date of such notice is greater than 130% of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq (as reported in the New York City edition of The Wall Street Journal), measured on the last trading day immediately preceding the date of execution of this Agreement.

Section 8.2    Effect of Termination.

(a)    Limitation on Liability.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement (other than the last sentence of Section 6.3 and Articles 8 and 9) shall forthwith become null and void, and there shall be no liability on the part of Parent, Merger Sub or the Company; provided, however, that nothing in this Section 8.2 shall relieve any party hereto from liability for any breach occurring prior to any such termination of any of the representations and warranties (but solely to the extent such breach would result in a failure of the condition set forth in Section 7.2(a) or 7.3(a), as appropriate), covenants or agreements set forth in this Agreement.

(b)    Parent Expenses.    Parent and the Company agree that if this Agreement is terminated pursuant to Section 8.1(f), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses up to an amount equal to $1 million; provided, however, that no amount shall be paid pursuant to this Section 8.2(b) if an amount is paid pursuant to Section 8.2(e).

(c)    Company Expenses.    Parent and the Company agree that if this Agreement is terminated pursuant to Section 8.1(g), then Parent shall pay the Company an amount equal to the sum of the Company’s Expenses up to an amount equal to $1 million; provided, however, that no amount shall be paid pursuant to this Section 8.2(c) if an amount is paid pursuant to Section 8.2(f).

(d)    Payment of Expenses.    Payment of Expenses pursuant to Sections 8.2(b) or 8.2(c) shall be made not later than two (2) Business Days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the ninetieth (90th) calendar day after such party delivers such notice of demand for payment).

(e)    Company Termination Fee.    The Company shall pay to Parent a termination fee of $40.0 million (the “Company Termination Fee”) in immediately available funds in the event that this Agreement is terminated as follows: (i) if the Company shall terminate this Agreement pursuant to Section 8.1(e); (ii) if Parent shall terminate this Agreement pursuant to Section 8.1(d); (iii) if (A)(x) Parent shall terminate this Agreement pursuant to Section 8.1(f) as a result of the Company’s breach of Section 6.2(a) or (y) either party shall terminate this Agreement pursuant to Section 8.1(h)(i), and (B) at any time after the date of this Agreement and before the termination of this Agreement or the vote on this Agreement at the Company Stockholders’ Meeting, respectively, an Acquisition Proposal (provided that, for purposes of this Section 8.2(e)(iii) and Section 8.2(e)(iv) below, all percentages in the definition thereof shall be deemed to be equal to 50%) with respect to the Company shall have been publicly announced and not withdrawn, and (C) the Company enters into a definitive agreement providing for a Competing Transaction with respect to the Company or a Competing Transaction with respect to the Company is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iii) shall be reduced by the amount of any payments made pursuant to Section 8.2(b); or (iv) if (A) either party shall terminate this Agreement pursuant to Section 8.1(b), and (B) at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to the Company shall have been publicly announced and not publicly and bona fide withdrawn, and (C) following the existence of such Acquisition Proposal and prior to any such termination, the Company shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have materially contributed to the failure of the Effective Time to occur on or before the termination of this Agreement, and (D) the Company enters into a definitive agreement providing for a Competing Transaction with respect to the Company or a Competing Transaction with respect to the Company is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iv) shall be reduced by the amount of any payments made pursuant to Section 8.2(b).

(f)    Parent Termination Fee.    Parent shall pay to the Company a termination fee of $40.0 million (the “Parent Termination Fee”) in immediately available funds in the event that this Agreement is terminated as follows: (i) if Parent shall terminate this Agreement pursuant to Section 8.1(e); (ii) if the Company shall terminate this Agreement pursuant to Section 8.1(d); (iii) if (A)(x) the Company shall terminate this Agreement pursuant to Section 8.1(g) as a result of Parent’s breach of Section 6.2(b) or (y) either party shall terminate this Agreement pursuant to Section 8.1(h)(ii), and (B) at any time after the date of this Agreement and before the termination of this Agreement or the vote on this Agreement at the Parent Stockholders’ Meeting, respectively, an Acquisition Proposal (provided that, for purposes of this Section 8.2(f)(iii) and Section 8.2(f)(iv) below, all percentages in the definition thereof shall be deemed to be equal to 50%) with respect to Parent shall have been publicly announced and not withdrawn, and (C) Parent enters into a definitive agreement providing for a Competing Transaction with respect to Parent or a Competing Transaction with respect to Parent is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iii) shall be reduced by the amount of any payments made pursuant to Section 8.2(c); or (iv) if (A) either party shall terminate this Agreement pursuant to Section 8.1(b), and (B) at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to Parent shall have been publicly announced and not publicly and bona fide withdrawn, and (C) following the existence of such Acquisition Proposal and prior to any such termination, Parent shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have materially contributed to the failure of the Effective Time to occur on or before the termination of this Agreement, and (D) Parent enters into a definitive agreement providing for a Competing Transaction with respect to Parent which or a Competing Transaction with respect to Parent is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iv) shall be reduced by the amount of any payments made pursuant to Section 8.2(c).

(g)    All Payments.    The Company Termination Fee and the Parent Termination Fee required to be paid pursuant to Sections 8.2(e)(i) or 8.2(f)(i), as the case may be, shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 8.1(e). Any payment required to be made pursuant to Section 8.2(e)(ii) or 8.2(f)(ii) shall be made not later then two (2) Business Days after the date of termination. Any payment required to be made pursuant to Section 8.2(e)(iii), 8.2(e)(iv), 8.2(f)(iii) or 8.2(f)(iv) shall be made not later than two (2) Business Days after entering into a definitive agreement providing for, or the consummation of, the applicable Competing Transaction. In no event shall more than one Company Termination Fee or Parent Termination Fee be made. All payments under Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. The Company and Parent acknowledge that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 8.2, such defaulting party shall pay to the prevailing party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.3    Amendment.    Subject to compliance with applicable Law, this Agreement may be amended by the mutual agreement of the parties hereto at any time prior to the Effective Time only by an instrument in writing signed by the parties hereto.

Section 8.4    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of either party, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of Nasdaq, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.5    Fees and Expenses.    Subject to Section 8.2, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that each of Parent and the Company shall pay one-half of the expenses related to (i) printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement or (ii) filing fees under the HSR Act.

Article 9.

General Provisions

Section 9.1    Non-Survival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2    Notices.    Any notices required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

Fax: (408) 492-8454

Attn: Gregory S. Lang

with a copy (which shall not constitute notice to Parent or Merger Sub) to:

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Fax: (650) 463-2600

Attn: Christopher L. Kaufman

If to the Company, addressed to it at:

Integrated Circuit Systems, Inc.

2435 Boulevard of The Generals

Norristown, PA 19043

Fax: (610) 630-5399

Attn: Hock E. Tan

with a copy (which shall not constitute notice to the Company) to:

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY 10022

Fax: (212) 446-6460

Attn: Lance C. Balk and Andrew E. Nagel

Section 9.3    Certain Definitions.    For purposes of this Agreement, the term:

“Acquisition Proposal” means, with respect to the Company or Parent, any offer or proposal concerning any (a) merger, consolidation, business combination or similar transaction involving such party pursuant to which either the stockholders of such party immediately prior to such transaction would own less than 80% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale or other disposition of assets of such party and its Subsidiaries representing 20% or more of the consolidated assets of such party and its Subsidiaries, in a single transaction or a series of related transactions, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by such party to any person or group representing 20% or more of the voting power of such party or (d) transaction in which any person shall acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of such party; provided, however, that none of the transactions contemplated by this Agreement or the Voting Agreements shall be deemed to be an Acquisition Proposal.

“Affiliate” of a specified person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the person specified.

“Average Company Common Stock Closing Price” means the average closing price per share of Company Common Stock (rounded to the nearest cent) on Nasdaq for the five (5) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as report in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by the Company).

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” Laws.

“Business Day” means any day on which banks are not required to be open or are authorized to close in San Francisco, California.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Commercially Reasonable Efforts” means, with respect to any stated objective, the taking of all actions (or omitting to take actions) and the expending of all efforts that a reasonable, commercially prudent person in similar circumstances would take and expend in order to obtain such stated objective, which actions and efforts reflect a good faith desire of the person to consummate the transactions contemplated by this Agreement.

“Company Intellectual Property” means all Intellectual Property owned or licensed by the Company or a Company Subsidiary.

“Company Material Adverse Effect” means any effect on, change affecting, or condition having an effect on, the Company or any Company Subsidiary that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except, in each case, for any such change or condition resulting from or arising out of (i) changes or developments in the principal industry in which the Company and the Company Subsidiaries operate generally, which changes or developments do not disproportionately affect the Company relative to other participants in such industry in any material respect, (ii) changes or developments in financial or securities markets in the United States or the economy in the United States or in Asia which changes do not disproportionately affect the Company in any material respect, (iii) any change in the Company’s stock price or trading volume, in and of itself, or (iv) this Agreement, the transactions contemplated by this Agreement or the announcement of the transactions contemplated by this Agreement, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that subsection (b) of this definition shall not be applicable where “Company Material Adverse Effect” is used in Article 7 of this Agreement.

“Company Option” means any option to purchase Company Common Stock.

“Company Patents” are all issued patents owned or licensed by the Company or a Company Subsidiary whether foreign or domestic.

“Company Stock Option Plans” means the Company’s 1999 Stock Option Plan, the Company’s 2000 Long-Term Equity Incentive Plan and the Company’s 2002 Employees’ Equity Incentive Plan.

“Competing Transaction” means, with respect to the Company or Parent, any (a) merger, consolidation, business combination or similar transaction involving such party pursuant to which either (i) the stockholders of such party immediately prior to such transaction would own less than 65% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (ii) the individuals comprising the board of directors of such party prior to such transaction would not constitute a majority of the board of directors of such surviving entity or ultimate parent entity, (b) sale or other disposition of assets of such party and its Subsidiaries representing 35% or more of the consolidated assets of such party and its Subsidiaries, in a single transaction or a series of related transactions, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by such party to any person or group representing 35% or more of the voting power of such party or (d) transaction in which any person shall acquire beneficial ownership of, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 35% or more of the outstanding voting capital stock of such party.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement and coexistence agreements, franchise agreements, undertakings, covenants not to compete, covenants not to sue or enforce, employment agreements, licenses, instruments, obligations, commitments, understandings, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of securities or as trustee or executor, by Contract or otherwise.

“Environmental Laws” means any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit or authorization pertaining to the Company, any Company Subsidiary, Parent or any Parent Subsidiary, in each case having the force and effect of Law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment, Hazardous Materials or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or to noise, odor, wetlands, pollution or contamination.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any person (whether or not incorporated) other than the Company or Parent that together with the Company or Parent, as applicable, or any of their respective Subsidiaries is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and Proxy Statement, as applicable, and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereto.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” has the meaning ascribed to such term pursuant to Rule 13d-5(b)(1) under the Exchange Act.

“Hazardous Materials” means (a) any petroleum, petroleum products, petroleum byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls, or (b) any toxic or hazardous substance, chemical, material, pollutant, contaminant or waste.

“Implied All Stock Exchange Ratio” means the quotient of (a) the Total Purchase Price Per Share and (b) the average of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for the five (5) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if the not reported therein, any other authoritative source reasonably selected by Parent) (the “Average Parent Common Stock Closing Price”).

“Intellectual Property” means intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, mask works, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

“Knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and (x) with respect to the Company, the persons, if any, listed on Section 9.3 of the Company Disclosure Letter or (y) with respect to Parent, the persons, if any, listed on Section 9.3 of the Parent Disclosure Letter, in each case after reasonably inquiry.

“Law” means foreign, domestic, state or local law, statute, code, ordinance, rule, regulation, treaty, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

“Material Weakness” shall have the meaning ascribed thereto in PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.”

“Nasdaq” means the Nasdaq Stock Market.

“Parent Certificate” means Parent’s Amended and Restated Certificate of Incorporation, as amended through the date of this Agreement.

“Parent Intellectual Property” means all Intellectual Property owned or licensed by Parent or a Parent Subsidiary.

“Parent Material Adverse Effect” means any effect on, change affecting, or condition having an effect on, Parent or any Parent Subsidiary that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, except, in each case, for any such change or condition resulting from or arising out of (i) changes or developments in the principal industry in which Parent and the Parent Subsidiaries operate generally, which changes or developments do not disproportionately affect Parent relative to other participants in such industry in any material respect, (ii) changes or developments in financial or securities markets in the United States or the economy in the United States or in Asia which changes do not disproportionately affect Parent in any material respect, (iii) any change in Parent’s stock price or trading volume, in and of itself, or (iv) this Agreement, the transactions contemplated by this Agreement or the announcement of the transactions contemplated by this Agreement or (b) the ability of Parent to consummate the transactions contemplated by this Agreement; provided, however, that subsection (b) of this definition shall not be applicable where “Parent Material Adverse Effect” is used in Article 7 of this Agreement.

“Parent Option” means any option or warrant to purchase Parent Common Stock.

“Parent Option Grant” means any grant by Parent of a Parent Option.

“Parent Patents” are all issued patents owned or licensed by Parent or a Parent Subsidiary whether foreign or domestic.

“Parent Rights” means rights issued under the Parent Rights Agreement.

“Parent Rights Agreement” means the Rights Agreement, dated December 21, 1998, by and between Parent and BankBoston, N.A.

“Parent Stock Option Plans” means Parent’s 2004 Equity Plan, Parent’s 1994 Stock Option Plan, Parent’s 1997 Stock Option Plan, Parent’s 1994 Director Stock Option Plan and Parent’s Non-Qualified Deferred Compensation Plan.

“Permitted Liens” means: (a) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (b) pledges or deposits made in the ordinary course of business consistent with past practice; (c) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; and (d) similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of such assets or properties or materially impair the use thereof in the operation of such business.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Issuance” means the issuance of Parent Common Stock pursuant to Section 2.1(a).

“Significant Deficiency” shall have the meaning ascribed thereto in PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.”

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means, with respect to the Company or Parent, as the case may be, any bona fide offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a person other than either such party that (a) (i) provides for any merger, consolidation, business combination or similar transaction involving such party pursuant to which stockholders of such party immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (ii) provides for any sale or other disposition directly or indirectly of assets of such party and its Subsidiaries representing 50% or more of the consolidated assets of such party and its Subsidiaries, and (b) is on terms which such party’s board of directors in good faith concludes (based at least in part upon advice of a financial advisor of nationally recognized reputation and outside legal counsel) are more favorable to such party’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement (including any revisions hereto and after taking into account any termination fees or expense reimbursement obligations), and (c) is, in the reasonable judgment of such party, reasonably likely to be financed and completed.

“Taxes” means all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Total Purchase Price Per Share” means the sum of (a) $7.25 and (b) the product of (i) the Exchange Ratio and (ii) the Average Parent Common Stock Closing Price.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

Section 9.4    Terms Defined Elsewhere.    The following terms are defined elsewhere in this Agreement, as indicated below:

“Aggregate Cash Amount”	Section 2.1(f)(iii)(A)

“Aggregate Company Share Number”	Section 2.1(f)(iii)(B)

“Aggregate Parent Share Number”	Section 2.1(f)(iii)(C)

“Aggregate Parent Stock Value”	Section 2.1(f)(iii)(D)

“Agreement”	Preamble

“Articles of Merger”	Section 1.2

“Average Parent Common Stock Closing Price”	Section 9.3

“Cash Consideration”	Section 2.1(a)

“Certificates”	Section 2.2(b)

“Change of Recommendation”	Section 6.4(d)

“Closing Date”	Section 1.2

“Closing Parent Stock Price”	Section 2.1(f)(iii)(E)

“Closing Transaction Value”	Section 2.1(f)(iii)(F)

“Closing”	Section 1.2

“Code”	Preamble

“Company”	Preamble

“Company 401(k)”	Section 6.9(c)

“Company Articles”	Section 3.4(a)

“Company Benefit Plan”	Section 3.8(a)

“Company Board Approval”	Section 3.3(b)

“Company Bylaws”	Section 3.4(a)

“Company Common Stock”	Section 2.1(a)

“Company Designated Director”	Section 1.6(a)

“Company Designated Director Period”	Section 1.6(c)

“Company Director Nominee”	Section 1.6(c)

“Company Disclosure Letter”	Article 3

“Company ESPP”	Section 2.4(d)

“Company Financial Advisors”	Section 3.3(c)

“Company Foreign Benefit Plan”	Section 3.8(g)

“Company Form 10-K”	Section 3.6(c)

“Company Government Contracts”	Section 3.18

“Company Material Contract”	Section 3.9

“Company Permits”	Section 3.5

“Company Preferred Stock”	Section 3.2(a)

“Company Recommendation”	Section 3.3(b)

“Company SEC Filings”	Section 3.6(a)

“Company Stockholder Approval”	Section 3.3(a)

“Company Stockholders’ Meeting”	Section 6.2(a)

“Company Subsidiaries”	Section 3.1

“Company Termination Fee”	Section 8.2(e)

“Condition Date”	Section 7.2(e)

“Confidentiality Agreement”	Section 6.3

“D&O Insurance”	Section 6.10(b)

“DGCL”	Section 3.3(b)

“Effective Time”	Section 1.2

“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)

“Exchange Ratio”	Section 2.1(f)(ii)

“Final Offering Period”	Section 2.4(d)

“First Replacement Option Grant”	Section 2.4(b)

“HSR Act”	Section 7.1(f)

“Independent Director”	Section 1.6(c)

“IRS”	Section 2.1(f)(iv)

“Joint Proxy/Prospectus”	Section 6.1(a)

“Market Value”	Section 2.2(e)

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Merger”	Preamble

“New Parent Employees”	Section 6.9(b)

“Outside Date”	Section 8.1(b)

“Parent”	Preamble

“Parent Benefit Plan”	Section 6.9(b)

“Parent Board Approval”	Section 4.3(b)

“Parent Common Stock”	Section 2.1(a)

“Parent Designated Director”	Section 1.6(a)

“Parent Designated Director Period”	Section 1.6(c)

“Parent Director Nominee”	Section 1.6(c)

“Parent Disclosure Letter”	Article 4

“Parent ESPP”	Section 2.4(e)

“Parent Financial Advisor”	Section 4.3(c)

“Parent Foreign Benefit Plan”	Section 4.8(g)

“Parent Form 10-K”	Section 4.6(c)

“Parent Government Contract”	Section 4.20

“Parent Material Contract”	Section 4.9

“Parent Permits”	Section 4.5

“Parent Preferred Stock”	Section 4.2(a)

“Parent Recommendation”	Section 4.3(b)

“Parent SEC Filings”	Section 4.6(a)

“Parent Stockholder Approval”	Section 4.3(a)

“Parent Stockholders’ Meeting”	Section 6.2(b)

“Parent Subsidiaries”	Section 4.1

“Parent Termination Fee”	Section 8.2(f)

“PBCL”	Preamble

“Proxy Statement”	Section 6.1(a)

“PWC”	Section 7.2(e)

“Registration Statement”	Section 6.1(a)

“Replaced Option”	Section 2.4(b)

“Replacement Option Grants”	Section 2.4(b)

“Representatives”	Section 6.3

“Restricted Company Common Stock”	Section 2.4(a)(iii)

“Second Replacement Option Grant”	Section 2.4(b)

“Section 16”	Section 6.13

“SOXA”	Section 3.6(a)

“Stock Consideration”	Section 2.1(a)

“Superior Proposal Notice”	Section 6.4(c)

“Surviving Corporation”	Section 1.1

“Surviving Corporation Severance Benefits”	Section 6.9(a)

“Takeover Law”	Section 3.3(b)

“Twenty-Day Average Parent Common Stock Price”	Section 8.1(i)

“Voting Agreements”	Preamble

“WARN Act”	Section 3.16

“2000 Plan”	Section 2.4(a)(iii)

Section 9.5    Interpretation.    When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise expressly provided herein, any agreement, instrument, statute or other Law defined or referred to herein or in any agreement or instrument that is referred to herein (unless otherwise expressly provided therein) means such agreement, instrument, statute or the Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and references to all attachments thereto and instruments incorporated therein and (in the case of statutes and other Laws) by succession of comparable successor statutes and/or the adoption of rules regulations thereunder. References to a person are also to its permitted successors and assigns.

Section 9.6    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7    Entire Agreement.    This Agreement (together with the Exhibits, Parent and Company Disclosure Letters and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 9.8    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly-owned Subsidiary of Parent without the consent of the Company.

Section 9.9    No Other Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.10, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10    Mutual Drafting.    Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 9.11    Governing Law; Consent to Jurisdiction.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in Contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York, applicable to contracts executed in and to be performed entirely within the State by residents of such State except for those provisions which are expressly stated to be governed by the PBCL, which provisions shall be governed by and construed in accordance with the Laws of the State of Pennsylvania.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of the State of New York and Federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12    WAIVER OF JURY TRIAL.    EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.13    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at Law or in equity.

Section 9.14    Disclosure.    Any matter disclosed in any section of a party’s Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of a party’s Disclosure Letter in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

Section 9.15    Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTEGRATED DEVICE TECHNOLOGY, INC. a Delaware corporation

By:	/s/ GREGORY S. LANG
	Name:	Gregory S. Lang
	Title:	President and Chief Executive Officer

COLONIAL MERGER SUB I, INC. a Pennsylvania corporation

By:	/s/ GREGORY S. LANG
	Name:	Gregory S. Lang
	Title:	President and Chief Executive Officer

INTEGRATED CIRCUIT SYSTEMS, INC. a Pennsylvania corporation

By:	/s/ HOCK E. TAN
	Name:	Hock E. Tan
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE—AGREEMENT AND PLAN OF MERGER]

Annex B

2725 Sand Hill Road Suite 200 Menlo Park CA 94025 tel 650 234 5500 800 900 8930

June 15, 2005

Board of Directors

Integrated Device Technology, Inc.

2975 Stender Way

Santa Clara, California 95054

Members of the Board:

We understand that Integrated Device Technology, Inc. (“IDT” or “Parent”), Integrated Circuit Systems, Inc. (“ICS” or “Company”), and Colonial Merger Sub I, Inc., a direct wholly owned subsidiary of IDT (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 15, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Company with and into Merger Sub. Pursuant to the Merger, Merger Sub will become a wholly owned subsidiary of Parent and each issued and outstanding share of common stock, par value $0.01 per share (the “ICS Common Stock”), of ICS, other than ICS Common Stock held by IDT or any affiliate of IDT, will be converted into the right to receive 1.300 shares of common stock, par value $0,001 per share (the “IDT Common Stock”), of IDT and $7.25 per share in cash (collectively, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be paid by IDT pursuant to the Merger Agreement is fair from a financial point of view to IDT.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of ICS and IDT, respectively;

ii)	reviewed certain internal financial statements and projections and other financial and operating data concerning ICS and IDT, prepared by the managements of ICS and IDT, respectively;

iii)	discussed the past and current operations and financial condition and the prospects of ICS and IDT with senior executives of ICS and IDT, respectively;

iv)	discussed certain strategic, financial and operational benefits anticipated from the Merger with the managements of ICS and IDT;

v)	reviewed the pro forma financial impact of the Merger on the combined company’s earnings per share and other metrics;

vi)	reviewed the reported prices and trading activity for the ICS Common Stock and the IDT Common Stock;

vii)	compared the financial performance of ICS and IDT and the prices and trading activity of ICS Common Stock and IDT Common Stock with that of certain other publicly-traded companies comparable with ICS and IDT, respectively, and their securities;

viii)	discussed the strategic rationale for the Merger with the management of ICS and IDT;

ix)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

x)	participated in discussions and negotiations among representatives of ICS and IDT and their financial and legal advisors;

xi)	reviewed the Merger Agreement and certain related documents; and

xii)	performed such other analyses and considered other such factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and projections, including information relating to the strategic, financial and operational benefits anticipated from the Merger and assessments regarding the prospects of ICS and IDT, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of ICS and IDT, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, including, among other things, the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have also assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed or delays will result that would have a material adverse affect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal or regulatory advisors and have relied upon without independent verification, the assessment by IDT and its legal and regulatory advisors with respect to such matters.

We have relied upon, without independent verification, the assessment by the managements of ICS and IDT of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of ICS and IDT; (iii) their ability to retain key employees of ICS and IDT, respectively and (iv) the validity of, and risks associated with, ICS’s and IDT’s existing and future intellectual property, products, services and business models. We have not made any independent valuation or appraisal of the assets or liabilities of ICS and IDT, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of IDT in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for IDT and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of ICS, IDT or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that (i) a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law, and (ii) a description of this opinion may be included as disclosure in any Proxy Statement and/or S-4 registration statement filed in connection with the transactions contemplated by the Merger Agreement, in a form reasonably acceptable to Morgan Stanley and its counsel. In addition, this opinion does not in any manner address the prices at which IDT Common Stock and ICS Common Stock will trade at any time and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of IDT should vote at the stockholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be paid by IDT pursuant to the Merger Agreement is fair from a financial point of view to IDT.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ CHARLES R. CORY
Charles R. Cory
Managing Director

Annex C

June 15, 2005

Board of Directors

Integrated Circuit Systems, Inc.

2435 Boulevard of The Generals

Norristown, PA 19403

Members of the Board:

We understand that Integrated Circuit Systems, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger, dated as of June 15, 2005 (the “Agreement”), by and among the Company, Integrated Device Technology, Inc. (“IDT”) and Colonial Merger Sub I, Inc., a wholly owned subsidiary of IDT (“Merger Sub”), pursuant to which, among other things, the Company will merge with and into the Merger Sub (the “Proposed Transaction”). We further understand that, upon the effectiveness of the Proposed Transaction, each issued and outstanding share of common stock of the Company (“Company Common Stock”), other than shares of Company Common Stock held by IDT or its subsidiaries or the Company or its wholly-owned subsidiaries, will be converted into the right to receive (x) $7.25 in cash (the “Cash Consideration”) and (y) 1.3 shares of common stock (“IDT Common Stock”) of IDT (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended July 3, 2004 and the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended October 2, 2004, January 1, 2005 and April 2, 2005, (3) publicly available information concerning IDT that we believe to be relevant to our analysis, including IDT’s Annual Report on Form 10-K for the fiscal year ended April 3, 2005, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (5) financial and operating information with respect to the business, operations and prospects of IDT furnished to us by IDT, (6) published estimates of third party research analysts with respect to the future financial performance of the Company and IDT, (7) the trading histories of the Company Common Stock and IDT Common Stock from June 15, 2004 to June 14, 2005 and a comparison of those trading histories with each other and with those of the publicly traded securities of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of the Company and IDT with publicly available information of other companies that we deemed relevant, (9) the potential pro forma effect of the Proposed Transaction on the future financial performance of IDT, including the cost savings, operating synergies and other strategic benefits which the managements of the Company and IDT estimate to result from a combination of the businesses of the Company and IDT (the “Expected Synergies”) and the anticipated impact of the Proposed Transaction on IDT’s pro forma earnings per share, (10) the relative contributions of the Company and IDT to the historical and future financial performance of the combined company on a pro forma basis, and (11) a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and IDT concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertaken such other studies, analyses and investigations as we deemed appropriate.

C-1

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and IDT that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the managements of the Company and IDT, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and IDT, as the case may be, as to the future financial performance of the Company and IDT. For the purposes of our analysis, upon advice of the Company, we have assumed that the published estimates of third party research analysts for the Company and IDT are a reasonable basis upon which to evaluate the future financial performance of each of the Company and IDT and we have relied on such estimates in performing our analysis. With respect to the Expected Synergies estimated by the managements of the Company and IDT to result from the Proposed Transaction, upon advice of the Company, we have assumed that the amount and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or IDT and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or IDT. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we express no opinion as to the prices at which the shares of Company Common Stock will trade at any time following the announcement of the Proposed Transaction or the shares of IDT Common Stock will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of IDT Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of the Company Common Stock owned by such stockholders at any time prior to announcement or consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and IDT in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company and IDT for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to, or whether to accept the Merger Consideration in connection with, the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

C-2

Annex D

800 Nicollet Mall, Minneapolis, MN 55402-7020 612-303-6000

June 15, 2005

Integrated Circuit Systems, Inc.

2435 Boulevard of the Generals

Norristown, PA 19403-3661

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Integrated Circuit Systems, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid to the holders of common stock of the Company (the “Merger Consideration”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among the Company, Integrated Device Technology, Inc. (“Parent”), and Colonial Merger Sub I, Inc., a wholly owned subsidiary of Parent (“Merger Sub I”).

The Agreement provides for the merger (the “Merger”) of the Company with and into the Merger Sub I pursuant to which, among other things, each issued and outstanding share of common stock of the Company (subject to certain exceptions) will be converted into the right to receive $7.25 in cash and 1.3 shares of common stock of the Parent (together with the associated Parent Rights, as defined in the Agreement), which cash and stock are collectively referred to as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee from the Company for providing this opinion. A portion of this opinion fee is due upon delivery of this opinion and the majority of the fee is due upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We have been previously engaged by the Company to provide investment banking services for a fee and may seek to be engaged by the Company or the combined company in the future. In the ordinary course of our business, we and our affiliates may actively trade securities of the Parent for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We make a market in Company and Parent common stock and provide research coverage on Company and Parent common stock.

In connection with our review of the Merger, and in arriving at our opinion, among other things, we have: (i) reviewed and analyzed the financial terms of the draft of the Agreement dated June 15, 2005; (ii) reviewed and analyzed certain financial, market, securities and other data with respect to the Company publicly available or made available to us from internal records of the Company; (iii) reviewed and analyzed certain internal financial projections for the Company and Parent on a stand-alone basis prepared for financial planning purposes and furnished to us by the management of the Company and Parent, respectively; (iv) conducted discussions with members of the senior management of the Company and Parent with respect to the business and prospects of the Company and Parent on a stand-alone basis and on a combined basis following the Merger; (v) reviewed the reported prices and trading activity for certain other companies deemed by us to be comparable to the Company and Parent; (vi) compared the financial performance of the Company and the Parent with that of certain other publicly-traded companies deemed by us to be comparable to the Company and Parent; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; (viii) performed a discounted cash flows analysis for the Company on a stand-alone basis; (ix) performed a contribution analysis, and an accretion and dilution analysis based on Wall Street research estimates; (x) reviewed the historical exchange ratios of the Company and Parent common stock; and (xi) reviewed and analyzed certain publicly available financial, market, securities and other data with respect to the Parent. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

We have relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or reviewed by us and have not assumed responsibility independently to verify such information. We have assumed, with your consent, that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that there is not any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company and Parent are not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger, and with respect to financial forecasts and pro forma data relating to the Company and Parent reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and Parent’s management. We express no opinion as to any financial forecasts, pro forma data or other forward looking financial information of the Company or the Parent or the assumptions on which they were based. We have not acted as an advisor to the Company as to, and we express no opinion on, any legal, tax, accounting or regulatory matters in any jurisdiction. We have relied, with your consent, on the assumptions of the Company’s management, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Parent and the Agreement. Without limiting the generality of the foregoing, in arriving at our opinion we relied on the Company’s and Parent’s management’s assumptions regarding the nature, amount and timing of the synergies and other pro forma effects expected to result from the Merger.

We have assumed that the Merger will qualify as a reorganization under the United States Internal Revenue Code. We have not independently verified that such tax treatment will be available in respect of the Merger, and we express no view with respect to the tax treatment that will be required to be applied to the Merger.

We have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have also assumed the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, without adjustments to the Merger Consideration and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, the Parent or alter the terms of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Parent, or concerning the solvency or fair value of either entity and have not been furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of any entity.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company or Parent have traded or such stock may trade following announcement of the Merger or the price at which shares of common stock of Parent may trade following the Merger. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to and is for the benefit of the Board of Directors of the Company in connection with its consideration of the Merger, and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion is not intended to confer rights and remedies upon Parent, any stockholders of the Company or Parent or any other person. Except as contemplated by the engagement agreement between us, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

This opinion addresses solely the fairness, from a financial point of view, to holders of common stock of the Company of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger or Parent’s ability to fund the cash portion of the Merger Consideration. We express no opinion as to whether any alternative transaction might produce consideration for the Company’s stockholders in excess of the amount contemplated in the Merger. We were not requested to solicit, and we did not solicit, any expressions of interest from any other parties with respect to acquisition of all or a part of the Company, any business combination with the Company or any other alternative transaction. In addition, we understand that no other financial advisor to the Company was requested to solicit, nor did solicit, any expressions of interest from any other parties with respect to acquisition of all or a part of the Company, any business combination with the Company or any other alternative transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the holders of common stock of the Company as of the date hereof.

Sincerely,

/s/ Piper Jaffray & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Registrant’s bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by the DGCL, and the Registrant has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters. The Registrant carries officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

The following exhibits are filed as part of this Registration Statement:

2.1	Agreement and Plan of Merger, dated as of June 15, 2005, by and among Integrated Device Technology, Inc., Integrated Circuit Systems, Inc., and Colonial Merger Sub I, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the Commission on June 20, 2005.

3.1	Form of Amended and Restated Bylaws of Integrated Device Technology, Inc.*

5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be issued.

8.1	Opinion of Latham & Watkins LLP, as to certain tax matters.

8.2	Opinion of Kirkland & Ellis LLP, as to certain tax matters.

10.1	Form of Voting Agreement, dated as of June 15, 2005, by and among certain directors and officers of Integrated Device Technology, Inc. and Integrated Circuit Systems, Inc., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Integrated Device Technology, Inc. with the Commission on June 20, 2005.

10.2	Form of Voting Agreement, dated as of June 15, 2005, by and among certain directors and officers of Integrated Circuit Systems, Inc. and Integrated Device Technology, Inc., incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Integrated Device Technology, Inc. with the Commission on June 20, 2005.

10.3	Employment Agreement, dated as of June 15, 2005, by and among Integrated Device Technology, Inc. and Hock E. Tan.*

10.4	Employment Agreement, dated as of June 15, 2005, by and among Integrated Device Technology, Inc. and Dinh Bui.*

10.5	Employment Agreement, dated as of June 15, 2005, by and among Integrated Device Technology, Inc. and Randall Frederick.*

21.1	Subsidiaries of Integrated Device Technology, Inc., incorporated by reference to Exhibit 21.1 to the Form 10-K filed by Integrated Device Technology, Inc. with the Commission on June 14, 2005.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to the financial statements of Integrated Device Technology, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to the financial statements of Integrated Circuit Systems, Inc.

23.3	Consent Latham & Watkins LLP (included in Exhibit 5.1 and Exhibit 8.1)

23.4	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

24.1	Power of Attorney (pursuant to which Amendments to this Registration Statement may be filed)*

99.1	Form of Integrated Device Technology, Inc. proxy card.

99.2	Form of Integrated Circuit Systems, Inc. proxy card.

99.3	Consent of Morgan Stanley & Co., Incorporated

99.4	Consent of Lehman Brothers Inc.

99.5	Consent of Piper Jaffray & Co.

*	Previously filed

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b)    that every prospectus: (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d)    to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(e)    to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, California, on August 10, 2005.

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/S/ GREGORY S. LANG
Gregory S. Lang Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ GREGORY S. LANG Gregory S. Lang	President, Chief Executive Officer and Director (Principal Executive Officer)	August 10, 2005

/S/ CLYDE R. HOSEIN Clyde R. Hosein	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 10, 2005

* John C. Bolger	Director	August 10, 2005

* Ken Kannappan	Director	August 10, 2005

* John Schofield	Director	August 10, 2005

* Dave Roberson	Director	August 10, 2005

* Ron Smith	Director	August 10, 2005

* By:	/S/ CLYDE R. HOSEIN
Clyde R. Hosein
Attorney-In-Fact

S-1

EXHIBIT INDEX

5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be issued.

8.1	Opinion of Latham & Watkins LLP, as to certain tax matters.

8.2	Opinion of Kirkland & Ellis LLP, as to certain tax matters.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to the financial statements of Integrated Device Technology, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to the financial statements of Integrated Circuit Systems, Inc.

99.1	Form of Integrated Device Technology, Inc. proxy card.

99.2	Form of Integrated Circuit Systems, Inc. proxy card.

99.3	Consent of Morgan Stanley & Co., Incorporated

99.4	Consent of Lehman Brothers Inc.

99.5	Consent of Piper Jaffray & Co.